


08002568

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marisa S.A.

*CURRENT ADDRESS Rua James Holland, 422
São Paulo, Brazil

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 35796 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| F 14A (PROXY) | ☐ | | |

OICF/BY: [illegible]

DAT : 5/14/08

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |
| 4 – STATE REGISTRATION NUMBER (NIRE)<br>35300334159 | | |

## 01.02 – HEAD OFFICE

| 1 – ADDRESS | | | 2 – SUBURB OR DISTRICT | |
|---|---|---|---|---|
| RUA JAMES HOLLAND, 422 | | | BARRA FUNDA | |
| 3 – POSTAL CODE<br>01138-000 | 4 - MUNICIPALITY<br>SÃO PAULO | | | 5 – STATE<br>SP |
| 6-AREA CODE | 7 – TELEPHONE<br>2109-6269 | 8 – TELEPHONE<br>2109-6104 | 9 – TELEPHONE<br>2109-6390 | 10 – TELEX |
| 11-AREA CODE | 12 – FAX<br>2109-6182 | 13 – FAX | 14 – FAX | |
| 15 – E-MAIL<br>DRI@MARISA.COM.BR | | | | |

## 01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

| 1 – NAME | | | | |
|---|---|---|---|---|
| PAULO SÉRGIO BORSATTO | | | | |
| 2 – ADDRESS<br>RUA JAMES HOLLAND, 422 | | | 3 – SUBURB OR DISTRICT<br>BARRA FUNDA | |
| 4 – POSTAL CODE<br>01138-000 | 5 - MUNICIPALITY<br>SÃO PAULO | | | 6 – STATE<br>SP |
| 7-AREA CODE | 8 – TELEPHONE<br>2109-6252 | 9 – TELEPHONE | 10 – TELEPHONE | 11 – TELEX |
| 12-AREA CODE | 13 – FAX<br>3392-4276 | 14 – FAX | 15 – FAX | |
| 16 – E-MAIL | | | | |

## 01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

| CURRENT YEAR | | CURRENT QUARTER | | | PRIOR QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 – END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 – QUARTER | 7 - BEGINNING | 8 – END |
| 01/01/2007 | 12/31/2007 | 1 | 01/01/2007 | 03/31/2007 | 4 | 10/01/2006 | 12/31/2006 |
| 9 - INDEPENDENT ACCOUNTANT<br>Deloitte Touche Tohmatsu Auditores Independentes | | | | | | 10 - CVM CODE<br>00385-9 | |
| 11 - PARTNER RESPONSIBLE<br>Edimar Facco | | | | | | 12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE<br>012.937.208-01 | |

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

## 01.05 – CAPITAL

| NUMBER OF SHARES (thousand) | 1 - CURRENT QUARTER 09/30/2007 | 2 - PRIOR QUARTER 06/30/2007 | 3 - SAME QUARTER IN PRIOR YEAR 09/30/2006 |
|---|---|---|---|
| **Paid-up capital** | | | |
| 1 – Common | 44,634,410 | 44,634,410 | 0 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 44,634,410 | 44,634,410 | 0 |
| **Treasury shares** | | | |
| 4 – Common | 0 | 0 | 0 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 0 | 0 | 0 |

## 01.06 – CHARACTERISTICS OF THE COMPANY

| |
|---|
| 1 – TYPE OF COMPANY<br>Commercial, Industrial and Other Companies |
| 2 – SITUATION<br>In Operation |
| 3 – NATURE OF OWNERSHIP<br>National Holding |
| 4 – ACTIVITY CODE<br>3990 – Business investment and management |
| 5 – MAIN ACTIVITY<br>Organization, investment in and management of companies and businesses of any nature, as partner or shareholder |
| 6 – TYPE OF CONSOLIDATION<br>Full |
| 7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS |

## 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 – ITEM | 2 – CNPJ | 3 – COMPANY NAME |
|---|---|---|

## 01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 – EVENT | 3 – DATE OF APPROVAL | 4 - TYPE | 5 – DATE OF PAYMENT | 6 – TYPE OF SHARE | 7 – AMOUNT PER SHARE |
|---|---|---|---|---|---|---|

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

**01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR**

| 1 – ITEM | 2 – DATE OF ALTERATION | 3 – CAPITAL (R$ thousand) | 4 – AMOUNT OF ALTERATION (R$ thousand) | 5 – NATURE OF ALTERATION | 7 – NUMBER OF SHARES ISSUED (thousand) | 8 – SHARE PRICE ON ISSUE DATE (Reais) |
|---|---|---|---|---|---|---|
| 02 | 03/19/2007 | 42,314,417 | 1,000,000 | AFAC | 1,000,000 | 1.0000000000 |
| 03 | 03/19/2007 | 44,634,410 | 2,319,993 | SUBSCRIPTION IN ASSETS OR CREDITS | 2,319,993 | 1.0000000000 |

**01.10 – INVESTOR RELATIONS OFFICER**

| 1 – DATE | 2 – Signature |
|---|---|
| 09/05/2007 | |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**02.01- BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 06/30/2007 | 4 – 03/31/2007 |
|---|---|---|---|
| 1 | Total Assets | 81,955 | 60,208 |
| 1.01 | Current Assets | 4,294 | 768 |
| 1.01.01 | Cash and cash equivalents | 4,290 | 668 |
| 1.01.01.01 | Cash | 0 | 1 |
| 1.01.01.02 | Banks | 0 | 57 |
| 1.01.01.03 | Temporary cash investments | 4,290 | 610 |
| 1.01.02 | Receivables | 4 | 100 |
| 1.01.02.01 | Customers | 0 | 0 |
| 1.01.02.01.01 | Trade accounts receivables | 0 | 0 |
| 1.01.02.01.02 | Allowance for doubtful accounts | 0 | 0 |
| 1.01.02.01.03 | Discount to present value | 0 | 0 |
| 1.01.02.02 | Other receivables | 4 | 100 |
| 1.01.02.02.01 | Securities | 0 | 0 |
| 1.01.02.02.02 | Recoverable taxes | 4 | 0 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 0 | 0 |
| 1.01.02.02.04 | Prepaid expenses | 0 | 0 |
| 1.01.02.02.05 | Other receivables | 0 | 100 |
| 1.01.03 | Inventories | 0 | 0 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 77,661 | 59,440 |
| 1.02.01 | Long-term assets | 0 | 0 |
| 1.02.01.01 | Other receivables | 0 | 0 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 0 | 0 |
| 1.02.01.02 | Intercompany receivables | 0 | 0 |
| 1.02.01.02.01 | Affiliates | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 0 | 0 |
| 1.02.01.03 | Other | 0 | 0 |
| 1.02.02 | Permanent assets | 77,661 | 59,440 |
| 1.02.02.01 | Investments | 77,661 | 59,440 |
| 1.02.02.01.01 | Investments in affiliates | 77,661 | 59,440 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 0 | 0 |
| 1.02.02.02 | Property and equipment | 0 | 0 |
| 1.02.02.03 | Intangible assets | 0 | 0 |
| 1.02.02.04 | Deferred charges | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**02.02 – BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 06/30/2007 | 4 - 03/31/2007 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 81,955 | 60,208 |
| 2.01 | Current liabilities | 35,455 | 221 |
| 2.01.01 | Loans and financing | 0 | 0 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 0 | 0 |
| 2.01.04 | Taxes payable | 21 | 15 |
| 2.01.05 | Dividends payable | 35,362 | 0 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 0 | 0 |
| 2.01.08 | Other | 72 | 206 |
| 2.01.08.01 | Payroll and related charges | 18 | 0 |
| 2.01.08.02 | Other payables | 54 | 206 |
| 2.02 | Noncurrent liabilities | 0 | 0 |
| 2.02.01 | Long-term liabilities | 0 | 0 |
| 2.02.01.01 | Loans and financing | 0 | 0 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 0 | 0 |
| 2.02.01.03.01 | Reserve for contingencies | 0 | 0 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 0 | 0 |
| 2.02.01.06.01 | Taxes in installments | 0 | 0 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.04 | Shareholders' equity | 46,500 | 59,987 |
| 2.04.01 | Capital | 44,634 | 44,634 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 1,866 | 0 |
| 2.04.04.01 | Legal | 1,866 | 0 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | 0 | 15,353 |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 03.01 – STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - Code | 2 – Description | 3-04/01/2007 to 06/30/2007 | 4-01/01/2007 to 06/30/2007 | 5-04/01/2006 to 06/30/2006 | 6-01/01/2006 to 06/30/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.02 | Deductions | 0 | 0 | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.04 | Cost of sales and/or services | 0 | 0 | 0 | 0 |
| 3.05 | Gross profit | 0 | 0 | 0 | 0 |
| 3.06 | Operating (expenses) income | 21,813 | 39,705 | 0 | 0 |
| 3.06.01 | Selling | 0 | 0 | 0 | 0 |
| 3.06.02 | General and administrative | (880) | (1,266) | 0 | 0 |
| 3.06.03 | Financial, net | 35 | 41 | 0 | 0 |
| 3.06.03.01 | Financial income | 55 | 65 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 55 | 65 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (20) | (24) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (20) | (24) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 22,658 | 40,930 | 0 | 0 |
| 3.07 | Income (loss) from operations | 21,813 | 39,705 | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | 63 | (2,374) | 0 | 0 |
| 3.08.01 | Income | 5 | 5 | 0 | 0 |
| 3.08.02 | Expenses | 58 | (2,379) | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | 21,876 | 37,331 | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | 0 | 0 | 0 | 0 |
| 3.11 | Deferred income tax | 0 | 0 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.15 | Net income (loss) | 21,876 | 37,331 | 0 | 0 |
| | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 44,634,410 | 44,634,410 | 0 | 0 |
| | EARNINGS PER SHARE | 0,49012 | 0,83637 | 0.00000 | 0.00000 |
| | LOSS PER SHARE | | | | |

MARISA S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(COMPANY AND CONSOLIDATED)
FOR THE QUARTERS ENDED JUNE 30 AND MARCH 31, 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

## 1. OPERATIONS

Marisa S.A. (the "Company") was established on August 15, 2006 to be the holding company of the following companies: Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda. and Fix Participações Ltda. and subsidiaries ("Companies").

This group of Companies, of which the Company is the holding company, is engaged in the retail of clothing in general and other department store products, management of own credit cards (Private Label type), and logistics.

The Companies have converging interests and the centralization of their management in the Company renders them more efficient regarding the achievement of their business purposes, helping management in decision making.

The Company holds ownership interests in the direct and indirect subsidiaries mentioned in note 4, the corporate purposes of which are as follows:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - primarily engaged in the retail of clothing in general and other department store products. In addition to these activities, Marisa Lojas is also engaged in the import of merchandise and sale of products on the Internet.

Tax incentives

ICMS (state VAT)

Marisa Lojas benefits from incentives granted by the Pernambuco State Development Program (PRODEPE) for an indefinite period of time, in the form of deemed tax credits corresponding to 3% of the total amount of interstate shipments made by the distribution center located in Jaboatão dos Guararapes, Pernambuco State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income (expenses)".

Marisa Lojas benefits from a special regime agreed with the Goiás State Finance Department by way of an agreement entered into with that State (TARE No. 014/2003 - GSF) granted for an indefinite period of time, in the form of a granted tax credit corresponding to 3% of the total amount of interstate shipments of footwear, fabric, clothing, and bed, table and bath linens for sale, production or manufacturing made by

the distribution center located in Goiânia, Goiás State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income (expenses)".

1.2. Due Mille Participações Ltda. ("Due Mille") - primarily engaged in providing any type of product handling, stowage, loading and unloading services, general management of product distribution centers, and clothe hanging and hanger logistics.

1.3. Fix Participações Ltda. ("Fix") - operates as a holding company, investing in other companies in charge of managing own credit cards called "Cartão Marisa".

Currently, Fix has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - started its operations on November 9, 1999 and is primarily engaged in managing own credit cards called "Cartão Marisa" and holding ownership interests in other companies. Sales of this card represented approximately 66.2% and 63% of Marisa Lojas sales in June and March, 2007, respectively.

1.3.1.1. Primos Participações Ltda. ("Primos") - established on February 25, 2000, is primarily engaged in managing the purchase of personal insurance by holders of the "Cartão Marisa" cards from insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") - established on April 14, 2004, is primarily engaged in providing collection, credit advisory, and Marisa Card collection portfolio management services. Since April 1, 2007, TCM has been inoperative, and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

1.3.1.3. TEF Serviços de Processamento de Dados Ltda. ("TEF") - established on March 16, 2005, is primarily engaged in printing and mailing the Marisa Card bills. Since April 1, 2007, TEF has been inoperative, and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

## 2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), using criteria that are consistent with those adopted for the preparation of the financial statements as of December 31, 2006.

The individual and consolidated information related to balance sheet accounts and result for the quarter and six-month period ended June 30, 2007 is presented in comparison with the balances

as of December 31, 2007, according to the balances determined in accordance with the Brazilian corporate law.

The individual and consolidated statements of operations are not presented in comparison with the quarter and six-month period ended June 30, 2006, since the Company started its operations on December 31, 2006 and the investments that required consolidation were absorbed on that date.

The Company is presenting as supplemental information to the basic interim financial statements, in note 26, the individual and consolidated statements of cash flows prepared in accordance with Accounting Standard and Procedure 20 (NPC 20) - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors (IBRACON) on April 31, 1999.

The Company operates the financial services of Marisa Card and, in order to facilitate the measurement of its performance and to maintain the historical comparative basis for income and expenses in the retail business, net income from these operations is presented in the statement of operations under the caption "Other operating income (expenses)". The breakdown of net result from financial services is presented in note 21.

## 3. SIGNIFICANT ACCOUNTING PRACTICES

a) Results of operations

Income and expenses are recorded on the accrual basis.

Resale revenue and related costs are recorded upon the delivery of products to customers and credit card service revenue is recorded upon the provision of the service. Revenue from services provided is recognized in the statement of operations when earned.

b) Use of estimates

The preparation of interim financial statements requires the Companies' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions. Accordingly, the interim financial statements include several estimates related to adjustments to present value, allowance for doubtful accounts, provision for inventory losses, useful lives of property and equipment and reserves for contingencies, to make projections and determine the impairment of fixed assets, deferred charges and deferred income tax assets, as well as to determine the provision for income tax.

As the Company's judgment involves estimates related to the likelihood of future events, actual results could differ from those estimates.

**04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS**

c) Cash and cash equivalents

Represented by highly liquid investments, with original maturities of up to 90 days, stated at cost plus income earned through the balance sheet dates and adjusted, when applicable, to their equivalent fair value.

d) Marketable securities

Represented by investments in shares of other companies purchased to be actively and frequently traded, stated at cost plus income earned and adjusted to fair value at the balance sheet dates, with unrealized gains and losses recorded in results for quarters.

e) Allowance for doubtful accounts

Recorded based on an analysis of risks related to the realizability of receivables, in an amount considered sufficient to cover potential losses.

f) Inventories

Stated at average cost of acquisition, adjusted to market value and less a provision for losses, when applicable.

g) Investments

Represented by investments in subsidiaries accounted for under the equity method, as mentioned in notes 4 and 12.

h) Property and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method, at rates based on the useful lives of the assets, as shown in note 13.

i) Other current and noncurrent assets

Stated at net realizable value.

j) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, if applicable, related charges and monetary and exchange variations incurred through the balance sheet dates.

k) Foreign currency-denominated amounts subject to exchange variation

Monetary assets and liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates.

l) Income and social contribution taxes

The provision for income tax was recorded by the companies Marisa Lojas and Credi-21 at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240. The provision for social contribution tax was calculated at the rate of 9% on taxable income. Deferred income and social contribution taxes recorded in current and noncurrent assets arise from temporarily nondeductible expenses. Additionally, deferred income and social contribution taxes for tax loss carry forwards were recognized.

Pursuant to CVM Resolution No. 273/98 and CVM Instruction No. 371/02, deferred taxes are recorded at probable realizable values. The details are disclosed in note 10.

For the companies Fix, Primos, TCM, TEF, Due Mille, income and social contribution taxes are calculated under the criteria established by prevailing tax legislation, using the deemed income method.

m) Loans and financing

Adjusted based on interest, monetary and exchange variations and financial charges incurred through the balance sheet dates, as established in contracts and shown in note 15.

n) Reserve for contingencies

Adjusted through the balance sheet dates for the probable amount of loss, according to the nature of each contingency and based on the opinion of the Companies' legal counsel. The basis and nature of the reserve for contingencies are described in note 18.

o) Financial instruments - derivatives

Recorded on the accrual basis. Gains earned and losses incurred as a result of these contracts are recognized as adjustments to financial income and expenses.

p) Financial income and expenses

Financial income and expenses basically include interest on loans, net of interest receivable on temporary cash investments, monetary and exchange variations, discounts granted by suppliers on early payment of trade notes, and gains and losses on derivative financial instruments, which are recognized in results for the quarters.

q) Adjustments to present value

Purchase and sales transactions in fixed installments have been adjusted to their present value because of their maturities, using the average rate of the financial charges incurred by the Companies on fundraising, for both customers and suppliers.

The adjustment to present value of purchases is recorded under the captions "Trade accounts payable" and "Inventories" (note 8) and its reversal is made against the caption "Financial income" (note 22), according to maturity, in the case of trade accounts payable, and realization of inventories in relation to the recorded amounts. The adjustment to present value of sales in installments has a corresponding entry in the caption "Marketable securities" (note 7) and its realization is recorded as financial income (note 22) according to maturity.

r) Statements of cash flows

The Company is presenting as supplemental information, in note 26, the individual and consolidated statements of cash flows prepared in accordance with Accounting Standard and Procedure 20 (NPC 20) issued by the Brazilian Institute of Independent Auditors (IBRACON).

s) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

## 4. CONSOLIDATION CRITERIA

The consolidated interim financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, and include the accounts of the Company and its direct and indirect subsidiaries listed below:

| | % ownership interest | |
|---|---|---|
| Subsidiaries | 06/30/2007 | 03/31/2007 |
| Marisa Lojas Varejistas Ltda. | 99.99 | 99.99 |
| Due Mille Participações Ltda. | 99.91 | 99.91 |
| Fix Participações Ltda. | 99.99 | 99.99 |
| Credi-21 Participações Ltda. (*) | 99.99 | 99.99 |
| Primos Participações Ltda. (*) | 96.08 | 96.08 |
| TCM Participações Ltda. (*) | 99.37 | 99.37 |
| TEF Serviços de Processamento de Dados Ltda. (*) | 94.34 | 94.32 |

(*) Indirect subsidiaries.

In the preparation of the consolidated interim financial statements, financial statements as of the same dates and consistent with the accounting practices described in note 3 were used. The Company's investments in proportion to the investor's interest in the subsidiaries' shareholders' equity and results, intercompany balances and transactions, and unrealized profits, net of income and social contribution taxes, have been eliminated. The minority interest in the Companies controlled by the Company has been recorded in a separate caption.

## 5. CASH AND CASH EQUIVALENTS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 |
| Cash | - | 1 | 5,624 | 4,669 |
| Banks (a) | - | 57 | 14,233 | 11,423 |
| Temporary cash investments (b) | 4,290 | 610 | 142,454 | 102,840 |
| | 4,290 | 668 | 162,311 | 118,932 |

(a) See note 15, guarantees for loans and financing.

(b) As of June 30 and March 31, 2007, the balance of "Temporary cash investments" is as follows:

| | Yield rate for the 2nd quarter - 2007 - % | Yield rate for the 1st quarter - 2007 - % | Consolidated | |
|---|---|---|---|---|
| | | | 06/30/2007 | 03/31/2007 |
| Fixed income - Safra (i) | 5.92 | - | 80,642 | - |
| Fixed income X-21 - Calyon (ii) | 2.50 | - | 40,785 | - |
| Flowers Multimercado - Calyon (iii) | - | 3.64 | - | 73,320 |
| Fox - FIA (iv) | - | 4.35 | - | 10,651 |
| Credit Suisse - portfolio (v) | 6.25 | 11.43 | 7,890 | 7,721 |
| Other | - | - | 13,137 | 11,148 |
| | | | 142,454 | 102,840 |

(i) Refers to 473,591 shares held as of June 30, 2007 in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of June 30, the portfolio is basically composed of Bank Certificates of Deposit (CDBs) and 78% invested in Government Debt Securities.

(ii) Refers to 7,887,369 shares held as of June 30, 2007 in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of June 30, the portfolio is basically composed of Bank Certificates of Deposit (CDBs) and 89.45% invested in Government Debt Securities (National Treasury Bills - LTNs and Treasury Bills - LFTs).

(iii) Refers to 14,632,565 shares held as of March 31, 2007 in a financial investment fund, composed of shares in several other balanced and equity funds, managed by Crédit Agricole Private Capital Management, recorded at fair value. At the end of the quarter, the fund yielded 92.03% in fixed-income, basically Bank Certificates of Deposit (CDBs), Domestic Supply (DI) - Future, and National Treasury notes (NTN-B), e 7.97% in variable income, composed of dollar, options and shares.

(iv) Refers to 4,443 shares held as of March 31, 2007 in an investment fund in shares of other companies managed by Banco Itaú S.A., recorded at fair value, being approximately 32% invested in Companhia Vale do Rio Doce, Bradespar S.A., Bancos Bradesco S.A., Banco Itaú S.A., Companhia de Concessões Rodoviárias – CCR, Transportes Aéreos Marília – TAM, Gol Linhas Aéreas, Companhia Siderúrgica Nacional – CSN, and Companhia de Bebidas das Américas – Ambev. The remaining shares are dispersed in approximately 25 publicly-traded companies, and in none of them the percentage is greater than 6% individually.

(v) Refers to 815,776 shares held as of June 30, 2007 (823,213 shares as of March 31, 2007) in a financial investment fund consisting 68% of Government Debt Securities (National Treasury Bills - LTNs) and 32% of other government securities.

## 6. SECURITIES

| | Yield rate for quarters - % | Consolidated | |
|---|---|---|---|
| | | 06/30/2007 | 03/31/2007 |
| Austrian bonds (*) | 91.20 of CDI | 81,524 | 79,430 |
| Other companies' shares: | | | |
| Companhia Vale do Rio Doce | | - | 1,597 |
| Banco Unibanco S.A. | | - | 454 |
| Petróleo Brasileiro S.A.- Petrobras | | - | 670 |
| Companhia Siderúrgica Nacional - CSN | | - | 655 |
| Brasken S.A. | | 276 | - |
| Other shares | | 17 | 550 |
| | | 81,817 | 83,356 |

(*) Refers to Austrian government debt securities, adjusted based on 91.20% of the interbank deposit rate (CDI) as of June 30 and March 31, 2007. On January 13, 2006, the subsidiary Marisa Lojas acquired Austrian government bonds, the so-called "Austrian Bonds", with maturity on July 11, 2007. These bonds are issued by state companies, all owned by the Austrian Government, to raise funds for their projects. Specifically in this transaction, Marisa Lojas acquired bonds issued by an Austrian federal highway called OeBB Infrastruktur Bau AG.

## 7. TRADE ACCOUNTS RECEIVABLE

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| Trade accounts receivable - Marisa Card: | | |
| Current: | | |
| From 211 to 240 days | 21,973 | 8,524 |
| From 181 to 210 days | 10,142 | 6,530 |
| From 151 to 180 days | 17,795 | 9,508 |
| From 121 to 150 days | 24,507 | 17,914 |
| From 91 to 120 days | 37,272 | 45,209 |
| From 61 to 90 days | 50,765 | 56,787 |
| From 31 to 60 days | 56,652 | 64,100 |
| Up to 30 days | 24,403 | 31,413 |
| Past-due: | | |
| Up to 30 days | 104,742 | 90,347 |
| From 31 to 60 days | 17,213 | 16,838 |
| From 61 to 90 days | 14,420 | 16,262 |
| From 91 to 120 days | 22,432 | 10,441 |
| From 121 to 150 days | 16,241 | 8,247 |
| From 151 to 180 days | 19,114 | 8,141 |
| | 437,671 | 390,261 |
| Credit card companies - third parties | 27,402 | 17,985 |
| Other receivables | 192 | 430 |
| Allowance for doubtful accounts | (30,504) | (23,324) |
| Adjustment to present value | (3,191) | (4,334) |
| | 431,570 | 381,018 |

Receivables past-due more than 180 days are written off from the balance of trade accounts receivable against the allowance for doubtful accounts.

## 8. INVENTORIES

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| Goods for resale | 139,075 | 111,585 |
| Adjustment to present value | (1,801) | (1,844) |
| Provision for inventory losses | (2,113) | (5,336) |
| | 135,161 | 104,405 |

## 9. RECOVERABLE TAXES

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| Income tax for offset | 11,910 | 10,162 |
| COFINS (tax on revenue) | 1,718 | 1,609 |
| PIS (tax on revenue) | 396 | 373 |
| ICMS (state VAT) | 3,920 | 8,543 |
| CSLL (social contribution on net profit) | 590 | 518 |
| Other | 105 | 71 |
| Current assets | 18,639 | 21,276 |
| | | |
| Recoverable ICMS | 9,793 | 2,237 |
| COFINS (tax on revenue) | - | - |
| PIS (tax on revenue) | - | - |
| Noncurrent assets (*) | 9,793 | 2,237 |

(*) The balances in consolidated noncurrent assets are recorded under the caption "Other Receivables".

## 10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

| | Consolidated | | | |
|---|---|---|---|---|
| | 06/30/2007 | | 03/31/2007 | |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| Noncurrent: | | | | |
| Tax contingencies | 66,295 | 66,295 | 67,409 | 67,409 |
| Labor contingencies | 15,123 | 15,123 | 11,475 | 11,475 |
| Civil contingencies | 10,210 | 10,210 | 7,949 | 7,949 |
| Provision for inventory losses | 613 | 613 | 5,335 | 5,335 |
| Provision for adjustment to present value | 2,764 | 2,764 | 4,207 | 4,207 |
| Provision for swap losses | 16,779 | 16,779 | 8,076 | 8,076 |
| Other | 5,159 | 5,159 | 2,640 | 2,640 |
| Allowance for doubtful accounts | 29,038 | 29,038 | 21,858 | 21,858 |
| Social contribution tax loss carryforwards | - | 79,292 | - | 117,668 |
| Tax loss | 65,503 | - | 101,916 | - |
| | 211,484 | 225,273 | 230,865 | 246,617 |
| Tax rate | 25% | 9% | 25% | 9% |
| | 52,871 | 20,275 | 57,716 | 22,196 |
| Current assets | 17,220 | 7,441 | 28,150 | 11,551 |
| Noncurrent assets | 35,651 | 12,834 | 29,566 | 10,645 |

Based on projections of future taxable income of the Company's subsidiaries, the estimated recovery of the consolidated deferred income and social contribution tax assets on tax loss carryforwards is as follows:

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| 2009 | 7,511 | 10,053 |
| 2010 | 9,816 | 10,053 |
| 2011 | 14,427 | 10,053 |
| 2012 | 16,731 | 10,052 |
| | 48,485 | 40,211 |

**04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS**

The asset amount recorded is limited to amounts whose offset is based on projected taxable income, discounted to present value, realized by the Company's subsidiaries for the next five years, also considering that the offset of tax loss carryforwards is limited to 30% of the annual taxable income before income tax, as determined by Brazilian tax legislation.

The balance of deferred income tax as of June 30 and March 31, 2007 includes the total effect of tax loss carryforwards of the subsidiaries Marisa Lojas and Credi-21, which can be carried forward indefinitely and can be offset against future taxable income.

It is estimated that the balance referring to deferred taxes arising from temporary differences as of June 30, 2007 will be realized by 2012. However, we are unable to accurately estimate the years over which these temporary differences will be realized, as most of them are subject to court decisions over which the Company has no control or for which the Company is unable to predict when a final and unappealable decision will be issued.

Future taxable income projections include various estimates as to the performance of the Brazilian and international economies, selection of exchange rates, sales volume, sales prices, tax rates, among others, which may differ from actual data and amounts.

As the income and social contribution tax balance results not only from taxable income but also from the tax and corporate structure of the Company's subsidiaries, the existence of nontaxable income, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material relation between the net income of the Company's subsidiaries and the income and social contribution tax balance. Accordingly, the utilization of tax losses should not be considered indicative of future profits of the Company's subsidiaries.

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Reconciliation of effective income and social contribution tax expenses

| | 06/30/2007 | | 03/31/2007 | |
|---|---|---|---|---|
| | Company | Consolidated | Company | Consolidated |
| Income (loss) before income and social contribution taxes | 37,332 | 15,282 | 15,455 | (16,538) |
| Statutory rate | 34% | 34% | 34% | 34% |
| Expected income and social contribution income at statutory rate | (9,333) | (5,196) | 5,255 | 5,623 |
| i) Effect of income and social contribution taxes on permanent differences: | | | | |
| Fine on tax deficiency notices | - | - | - | (6) |
| Equity in subsidiaries | 10,233 | 17,932 | 6,212 | 10,178 |
| Loss on variable income investments higher than gains | - | (471) | - | (848) |
| Interest - Austrian bonds | - | 1,057 | - | 535 |
| Other permanent additions (deductions) | (594) | (1,171) | - | (79) |
| Income (loss), except financial income, of subsidiaries taxed based on deemed income: | | | | |
| Reversal of taxation effect - taxable income | - | (11,596) | - | (4,713) |
| Taxation based on deemed income, using gross revenue from sales as tax base | - | (2,767) | - | (2,137) |
| ii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month period, for which deferred taxes were recorded as there was strong evidence of their realization in the period: | | | | |
| Temporary differences | - | 8,502 | - | 10,697 |
| Tax loss carryforwards | - | 16,272 | (957) | 13,211 |
| iii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month period, for which deferred taxes were not recorded as there was no strong evidence of their realization in the period: | | | | |
| Temporary differences | (306) | 20 | - | - |
| Credit recorded | - | 22,582 | - | 32,461 |
| Income and social contribution taxes - current | - | (5,250) | - | (2,138) |
| Deferred income and social contribution taxes | - | 27,832 | - | 34,599 |

Under prevailing tax legislation, the accounting and tax records for the past 5 years, related to income and social contribution taxes, are open to review by tax authorities. Other taxes and contributions are open to review and approval by tax authorities for varying statutory periods.

## 11. RELATED-PARTY TRANSACTIONS

The balances and transactions with related parties are as follows:

| | Company | Consolidated | |
|---|---|---|---|
| | 06/30/2007 | 06/30/2007 | 03/31/2007 |
| Noncurrent assets: | | | |
| Related parties: | | | |
| Begoldi Comércio, Participação e Administração S.A. (a) | - | 1,895 | 1,855 |
| Other related parties | - | 38 | 38 |
| | - | 1,933 | 1,893 |
| Current liabilities: | | | |
| Rentals payable (b): | | | |
| Nix Administração e Participação Ltda. | - | 869 | 342 |
| Mareasa Participações Ltda. | - | 216 | 182 |
| Novay Participações Ltda. | - | 814 | 649 |
| Actio Participações Ltda. | - | 415 | 452 |
| Other | - | - | 19 |
| | - | 2,314 | 1,644 |
| Dividends: | | | |
| Begoldi Comércio, Participação e Administração S.A. (c) | 33,318 | 33,318 | 825 |
| Individuals | 2,044 | 2,150 | 83 |
| | 35,362 | 35,468 | 908 |
| Income (expenses)- | | | |
| Rentals of Group real estate properties (d) | - | 11,095 | 4,661 |

(a) Refers to advances granted by the subsidiaries to Begoldi for the payment of taxes and administrative expenses in general, which are not subject to interest. Balances are classified in noncurrent assets because they have indeterminate maturity dates.

(b) Refers to rentals payable to related companies, as shown in note 24.f.

(c) Refers to dividends due by the holding company Marisa S.A.

(d) Refers to rentals paid by the Group companies:

| | 06/30/2007 | 03/31/2007 |
|---|---|---|
| Nix Administrações e Participações Ltda. | 3,321 | 976 |
| Mareasa Participações Ltda. | 1,158 | 512 |
| Actio Participações Ltda. | 2,485 | 1,280 |
| Novay Participações Ltda. | 4,131 | 1,893 |
| | 11,095 | 4,661 |

## 12. INVESTMENTS

Company and consolidated investments are as follows:

| | Shareholders' equity | | Ownership interest - % | | Iinvestments (Company) | | Investments (Consolidated) | | Equity in subsidiaries | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 |
| Marisa Lojas Varejistas Ltda. | 40,057 | 20,369 | 99.99 | 99.99 | 40,057 | 20,369 | - | - | 5,968 | (13,720) |
| Due Mille Participações Ltda. | 4,925 | 7,679 | 99.91 | 99.91 | 4,921 | 7,672 | - | - | 3,462 | 1,715 |
| Fix Participações Ltda. | 32,684 | 31,400 | 99.99 | 99.99 | 32,683 | 31,399 | - | - | 31,500 | 30,277 |
| | | | | | 77,661 | 59,440 | - | - | 40,930 | 18,272 |
| Other | | | | | - | - | 2 | 2 | - | - |
| Total investments | | | | | 77,661 | 59,440 | 2 | 2 | 40,930 | 18,272 |

## 13. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

| | Average annual depreciation rate - % | Consolidated | | | |
|---|---|---|---|---|---|
| | | 03/31/2007 | | | 03/31/2007 |
| | | Cost | Depreciation | Net | Net |
| Property and equipment: | | | | | |
| Installations | 10 | 30,584 | (15,474) | 15,110 | 12,947 |
| Leasehold improvements | 20 | 164,456 | (59,282) | 105,174 | 88,509 |
| IT equipment | 20 | 24,563 | (13,055) | 11,508 | 11,267 |
| Furniture and fixtures | 10 | 21,983 | (5,864) | 16,119 | 14,701 |
| Vehicles | 20 | 182 | (169) | 13 | 39 |
| Construction in progress | - | 12,185 | - | 12,185 | 22,121 |
| Other property and equipment | 10 | 460 | (41) | 419 | 643 |
| | | 254,413 | (93,885) | 160,528 | 150,227 |
| Intangible assets- | | | | | |
| Goodwill (*) | - | 15,020 | - | 15,020 | 14,697 |

(*) Represented by goodwill acquired by the subsidiary Marisa Lojas and based on commercial locations where the Marisa and Marisa Família stores are located, which is an intangible asset that can be sold and is not impaired over time. However, the subsidiary Marisa Lojas tests this asset for impairment annually.

## 14. TRADE ACCOUNTS PAYABLE

As of June 30 March 31, 2007, the Company had 550 suppliers, all located in Brazil. At the balance sheet date, the five main suppliers accounted for approximately 17% (12% as of March 31, 2007) of total trade accounts payable and none represented individually more than 5% (4% as of March 31, 2007). Individually, other suppliers do not represent more than 2% (2% as of March 31, 2007) of total trade accounts payable.

## 15. LOANS AND FINANCING

As of June 30 and March 31, 2007, the Company's subsidiaries had the following loans in Brazilian reais:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | Principal | Interest | 06/30/2007 | 03/31/2007 | Charges | Maturity |
| Current liabilities: | | | | | | |
| Banco Alfa - working capital | 2,000 | 61 | 2,061 | 5,113 | Interest of 106% of CDI (a) | July 2007 |
| Banco Bradesco - working capital | 3,900 | 249 | 4,149 | 4,023 | Interest of 108.5% of CDI (a) | July 2007 |
| Banco Bradesco - secured account | - | - | - | 6,888 | - | - |
| Banco Bradesco - BNDES | 1,886 | 399 | 2,285 | 2,276 | Interest of 6.5% p.a. + TJLP (b) | April 2009 |
| Banco Safra - buyer financing | - | - | - | 10,137 | - | - |
| Banco Safra - capital de giro | 162,118 | 2,009 | 164,127 | 27,460 | Interest from 0.60% p.a. to 2.00% p.a. + CDI (a) | From July 2007 to January 2008 |
| Banco Safra - FINAME | 812 | 35 | 847 | 850 | Interest from 4.5% p.a. to 9.3% p.a. + TJLP (b) | From August 2007 to January 2010 |
| Banco Santander - Resolutions No. 2,770 and 3,221 (*) | 37,139 | 936 | 38,075 | 39,961 | Interest of 118% of CDI (a) | From August to October 2007 |
| Unibanco S.A. - buyer financing | 7,656 | 238 | 7,894 | 6,754 | Interest of 1.5% p.a. + CDI (a) | July 2007 |
| Unibanco S.A. - Resolution No 2,770 (*) | 13,733 | 614 | 14,347 | 13,800 | Interest from 2.83% p.a. to 3.17% p.a. + CDI (a) | September 2007 |
| Unibanco S.A. - BNDES | 1,430 | 24 | 1,454 | 1,984 | Interest from 4.5% p.a. to 5.5% p.a. + TJLP (b) | From December 2007 to February 2009 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 19,752 | 622 | 20,374 | 15,173 | Interest from 2.70% p.a. to 2.88% p.a. + CDI (a) | September 2007 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 15,293 | 223 | 15,516 | 10,866 | Interest from 2.61% p.a. to 2.80% p.a. + CDI (a) | From September to December 2007 |
| Banco J. Safra S.A. - loan | 25,000 | 121 | 25,121 | 75,136 | Interest from 1.81% p.a. to 2.00% p.a. + CDI (a) | July 2007 |
| Banco Credit Suisse S.A. (*) | 62,430 | 15,247 | 77,677 | 75,378 | Interest of 111% of CDI (a) | July 2007 |
| Banco Credit Suisse S.A. (*) | - | 1,760 | 1,760 | 1,570 | Interest of 106% of CDI (a) | August 2011 |
| Banco Credit Suisse S.A. (*) | 27,546 | 445 | 27,991 | 28,107 | Interest of 108% of CDI (a) | From August 2007 to February 2009 |
| BNDES financing | 13,829 | 1,389 | 15,218 | 14,427 | Interest of 2.8% p.a. + TJLP (b) | From April 2011 to April 2012 |
| UBS Pactual | 48,404 | 1,349 | 49,753 | 43,591 | Interest of 1.20% p.a. + CDI (a) | February 2009 |
| Banco Citibank - Resolution No. 2,770 (*) | 22,378 | 302 | 22,680 | 47,036 | Interest of 13.58% p.a. | September 2007 |
| | 465,306 | 26,023 | 491,329 | 430,530 | | |
| Noncurrent liabilities: | | | | | | |
| Financiamentos - BNDES | 95,827 | - | 95,827 | 84,244 | Juros de 2.8% a.a. + TJLP (b) | From April 2011 to April 2012 |
| Banco Credit Suisse S.A. (*) | 93,258 | - | 93,258 | 99,589 | Interest of 106% to 108% of CDI (a) | From August 2007 to August 2011 |
| Safra S.A. - FINAME | 843 | - | 843 | 978 | Interest from 4.5% p.a. to 9.3% p.a. + TJLP (b) | From April 2008 to December 2009 |
| Banco Bradesco S.A. - BNDES | 1,809 | - | 1,809 | 2,371 | Interest of 6.5% p.a. + TJLP (b) | From April 2009 |
| UBS Pactual | 31,596 | - | 31,596 | 37,778 | Interest of 1.20% p.a. + CDI (a) | February 2009 |
| Unibanco S.A. - BNDES | 188 | - | 188 | 321 | Interest from 4.5% p.a. to 5.5% p.a. + TJLP (b) | December 2007 |
| | 223,521 | - | 223,521 | 225,281 | | |

(a) CDI - Interbank deposit rate.
(b) TJLP - Long-term interest rate.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| Index | 06/30/2007 | 03/31/2007 |
|---|---|---|
| TJLP | 6.50 | 6.50 |
| CDI | 11.37 | 13.34 |

(*) On the same date these funds were raised, the subsidiaries Marisa Lojas and Credi-21 entered into swap transactions to hedge their exposure to market, currency, and interest rate risks. As of June 30, 2007 the swap balance recorded under loans and financing in current liabilities, with a corresponding entry in financial expenses, was R$34,280 (R$25,792 in March 31, 2007).

As of June 30 and March 31, 2007, loans and financing in noncurrent liabilities mature as follows:

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| 2008 | - | 93,369 |
| 2009 | 78,550 | 53,291 |
| 2010 | 29,093 | 53,031 |
| 2011 | 26,344 | 25,590 |
| 2012 | 89,534 | - |
| | 223,521 | 225,281 |

Restrictive covenants

As of June 30, 2007, the subsidiaries have loans and financing with covenants under the loan agreements entered into with banks. Some of these covenants have been complied with and others have not. The restrictive covenants related to the financial ratios required in the loan agreements entered into with Banco Credit Suisse S.A. and Unibanco S.A. - BNDES for the quarters then ended are as follows:

Banco Credit Suisse S.A.

Indebtedness shall not exceed R$350,000 (not complied with).

Payment of dividends and interest on capital shall not exceed 40% of net income.

Disclose annual or quarterly financial reports.

Unibanco S.A. - BNDES

Transfer of funds ("loan agreements") between subsidiaries and affiliates shall not exceed R$30,000 (not complied with).

Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity (not complied with).

Financial expenses for the period should not exceed 40% of EBITDA.

Payments of dividends shall be limited to 15% of net income, and of interest on capital to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve (not complied with).

On April 30, 2007, the Company's subsidiaries signed an amendment to the financing agreements entered into with Unibanco S.A. - BNDES, under which the creditors excluded the above-mentioned covenants from such agreements.

Guarantees for loans and financing

The loans and financing are guaranteed by the following related parties:

| | | | Consolidated | |
|---|---|---|---|---|
| | | | 06/30/2007 | 03/31/2007 |
| Company | Financial institution | Type of guarantee | R$ | R$ |
| Nix Administração e Participação Ltda. | Banco Credit Suisse S.A. | Promissory note | 64,618 | 221,037 |
| Bancos Bradesco e Safra | BNDES financing | Bank guarantees | 109,656 | 115,000 |
| Begoldi Comércio, Participação e Administração S.A. | Banco Citibank – Resolution No. 2,770 | Promissory note | 30,544 | 45,494 |
| Nix Administração e Participação Ltda. | Banco Santander | Promissory note | 37,139 | 40,059 |
| Marisa Lojas Varejistas Ltda. | Banco Safra S.A. | Promissory note | 162,363 | 35,328 |
| Begoldi Comércio, Participação e Administração S.A. and Nix Administração e Participação Ltda. | Banco Itaú – Resolutions No. 2,770 and 3,221 | Promissory note | 35,044 | 21,119 |
| Begoldi Comércio, Participação e Administração S.A. and Novay Participação Ltda. | Banco Bradesco S.A. | Real estate property (a) | 5,315 | 11,750 |
| Begoldi Comércio, Participação e Administração S.A. and Novay Participação Ltda. | Unibanco - União de Bancos Brasileiros S.A. | Real estate property (a) + pledge | 2,872 | 7,888 |
| Nix Administração e Participação Ltda. | Banco Alfa S.A. | Promissory note | 2,400 | 2,500 |
| Begoldi Comércio, Participação e Administração S.A. | Banco UBS Pactual | Guarantee | - | 80,000 |
| Marisa Lojas Varejistas Ltda. | Banco Safra S.A. - FINAME | Promissory note | 1,740 | 1,385 |
| Nix Administração e Participação Ltda. | Banco J. Safra | Promissory note | 25,000 | - |
| Marisa Lojas Varejistas Ltda. | Banco Credit Suisse S.A. | Fiduciary transfer (b) | 6,078 | 6,078 |
| | | | 482,769 | 587,638 |

(a) As of June 30 and March 31 2007, the real estate properties offered as guarantee were recorded at the net book value of R$3,948 and R$4,070, respectively.

(b) Agreement for the fiduciary transfer of receivables and other covenants, under which Marisa Lojas fiduciarily transferred to Banco Credit Suisse S.A. 75% of all its receivables from billings of its stores related to sales carried out with two credit card companies, Redecard S.A. and Companhia Brasileira de Meios de Pagamento, which is effective until the repayment of the loan. Marisa Lojas shall keep in the account where the revenues given as guarantee are deposited an amount at least three times the amount required to pay an installment of the debt to Banco Credit Suisse S.A.

## 16. LEASE TRANSACTIONS

The subsidiaries Marisa Lojas and Credi-21 have equipment lease commitments for periods ranging from 24 to 36 months, with average interest rate equal to CDI plus 1.73% p.a., whereby assets are to be purchased at the end of the lease agreements for a symbolic residual value. These future lease commitments, which are treated as expense as payments are made, total approximately R$9,974 as of June 30, 2007 (R$8,927 as of March 31, 2007).

As of June 30 and March 31, 2007, lease commitments are as follows:

| Year | 06/30/2007<br>R$ | 03/31/2007<br>R$ |
|---|---|---|
| 2007 | - | 5,603 |
| 2008 | 4,863 | 3,110 |
| 2009 | 3,558 | 214 |
| 2010 | 1,326 | - |
| 2011 | 227 | - |
| Total | 9,974 | 8,927 |

Had such transactions been recorded as purchase of property and equipment for payment in installments, the balance of property and equipment as of June 30, 2007 would be increased by R$11,659, liabilities would be increased by R$9,974, and shareholders' equity as of that date would be increased by R$1,685 (R$10,200, R$8,927 and R$1,273, respectively as of March 31, 2007).

## 17. TAXES PAYABLE

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 |
| Income tax | 2 | - | 14,917 | 13,770 |
| Social contribution tax | - | - | 3,511 | 3,007 |
| COFINS (tax on revenue) | - | - | 4,488 | 2,537 |
| PIS (tax on revenue) | - | - | 974 | 550 |
| ICMS (state VAT) | - | - | 9,806 | 7,269 |
| Other | 19 | 15 | 1,747 | 2,399 |
| | 21 | 15 | 35,443 | 29,532 |

## 18. RESERVE FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, labor and civil lawsuits and in civil administrative proceedings. Management, based on the opinion of its legal counsel, believes that the reserve for contingencies is sufficient to cover probable losses. The balances of the reserves for contingencies are as follows:

| | Consolidated 03/31/2007 | Additions | Write-offs | Charges | Consolidated 06/30/2007 |
|---|---|---|---|---|---|
| Tax: | | | | | |
| COFINS (a) | 39,743 | - | - | 597 | 40,340 |
| COFINS (b) | 5,898 | - | - | 99 | 5,997 |
| Income tax - Law No. 8,200/91 (c) | 7,482 | - | - | - | 7,482 |
| Fgts (severance pay fund) (d) | 3,944 | 86 | - | 74 | 4,104 |
| 13th salary injunction (e) | 3,659 | - | - | - | 3,659 |
| State Poverty Alleviation Fund (FECP) - RJ (f) | 1,750 | 1,676 | - | - | 3,426 |
| Taxable income computation book (LALUR) | 1,671 | | | | 1,671 |
| Social contribution tax (g) | 934 | - | - | 77 | 1,011 |
| Other tax contingencies | 3,262 | - | - | 13 | 3,275 |
| | 68,343 | 1,762 | - | 860 | 70,965 |
| Labor (h) | 14,646 | 477 | - | - | 15,123 |
| Civil (i) | 7,950 | 2,275 | - | - | 10,225 |
| Total contingencies | 90,939 | 4,514 | - | 860 | 96,313 |
| Escrow deposits | (15,385) | (2,141) | - | - | (17,526) |
| | 75,554 | | | | 78,787 |

(a) In compliance with CVM Resolution No. 489, the Company is disclosing the change in the reserve for contingencies for the quarter ended June 30, 2007, based on the balance as of March 31, 2007.

(b) Law No. 9,718, of November 27, 1998, increased the COFINS rate from 2% to 3%, and allowed this 1% difference to be offset in 1999 against the tax payable in the same year. However, in 1999, the subsidiary

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Marisa Lojas filed a lawsuit and was granted an injunction suspending the payment of the tax (1% rate difference).

(c) In 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the increase in the tax base, challenging articles 3 and 8, respectively, of said Law, and authorizing the payment of COFINS based on Supplementary Law No. 70/91.

As regards items (a) and (b), as of June 30, 2007, the court records were closed for judgment by the 3rd Region Regional Federal Court (TRF). Previous decisions of the Federal Supreme Court (STF) on the matter, based on article 195 of the Federal Constitution, prior to Constitutional Amendment 20/98, considered the expressions gross revenue and billings synonyms, making them equivalent to product, service or product and service sales. Therefore, paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional because it extended the concept of gross revenue to all revenues earned by legal entities, regardless of their activity and the accounting classification adopted. Based on the opinion of its legal counsel, the Company classified the likelihood of an unfavorable outcome on this lawsuit as probable.

(d) This lawsuit requests the court to declare that there is no legal or tax requirement to apply to the financial statements issued in 1991, for 1990, of the subsidiary Marisa Lojas, the fiscal National Treasury Bond (BTN) variation, adjusted according to the tax adjustment index, and, instead, the fiscal BTN adjusted by the Consumer Price Index (IPC) should be applied on income and social contribution taxes and tax on net income (ILL) falling due. The initial lawsuit was numbered No. 91.0653835-5 and unfolded into several lawsuits. The court records are awaiting the issuance of the court decision that rejected the special appeal filed. Previous court decisions consider this Law fully constitutional; accordingly, the likelihood of an unfavorable outcome is probable.

(e) The subsidiary Marisa Lojas filed a lawsuit against the Federal Government, distributed on September 26, 2001 under No. 2001.61.00.024399-6, requesting the unconstitutionality of Supplementary Law No. 110/01, arguing it fails to comply with the precedence principle set forth in article 150, III, "b", of the Federal Constitution. An appeal was filed against this court decision that partially granted the request; numbered No. 490790-9, which is currently awaiting judgment by the STF. Marisa Lojas made escrow deposits until December 2006 based on its monthly payroll. Currently, the STF is judging the special appeal filed. There is a partially favorable decision that prevents the levy of the tax during the first three months. Among the related lawsuits we highlight the direct action of unconstitutionality (ADIN) No. 2,568, being judged by the STF. The injunction granted to this direct action of unconstitutionality declares the constitutionality of Supplementary Law No. 110/01, except for the heading of article 14, related to the ninety-day grace period before which the tax cannot be levied. Previous lower and appeal court decisions are uniform; accordingly, this position, which until now has been unfavorable to taxpayers, can be reversed.

(f) Lawsuit requesting the court to declare that the subsidiary Marisa Lojas is not legally bound to pay social security contribution on Christmas bonuses and to authorize the Company to offset the amount it considers unduly paid. Marisa Lojas made several escrow deposits and, currently, it is regularly paying the 13th salary, however, the deposit period is still under discussion. As of June 30, 2007, the Company is awaiting the judgment of the lawsuit by a lower court. Previous court decisions, including by the STF, are unfavorable, although there were no lower court decisions; accordingly, the likelihood of an unfavorable outcome is probable.

(g) Lawsuit filed against the Rio de Janeiro State Government to have the unconstitutionality of the Poverty Alleviation Fund - Law No. 4,056/02 declared. After the claim was dismissed by the Rio Janeiro Justice Court (TJRJ), an extraordinary appeal was filed, which is awaiting judgment, and a special appeal has been definitely dismissed. The subsidiary Marisa Lojas makes a monthly escrow deposit of the ICMS difference calculated in this State; accordingly, the likelihood of an unfavorable outcome is probable.

(h) Lawsuit filed under No. 2004.61.00.019379-9 is challenging the increase in the social contribution tax base, when approved based on deemed income. This lawsuit challenges paragraph 62, which sets forth the amounts

calculated on the tax base difference, increasing it from 12% to 32%. The subsidiaries TCM and Primos make a monthly escrow deposit of these amounts. Lawsuits are filed with the 17th Federal Court, and there is no consensual understanding on this matter; accordingly, the likelihood of an unfavorable outcome is probable because of the arguments presented.

(i) As of June 30, 2007, the Company's subsidiaries are parties to 648 labor lawsuits (523 labor lawsuits as of March 31, 2007) filed by former employees and third parties demanding the payment of severance pay, salary premiums, overtime and amounts payable due to joint liability.

(j) As of June 30, 2007, the Company's subsidiaries are parties to 1,868 civil lawsuits and administrative proceedings (1,772 civil lawsuits as of March 31, 2007), filed with civil courts, special civil courts and the consumer protection agency (PROCON) by consumers, suppliers, and former employees, most of which claiming indemnities.

As of June 30 and March 31, 2007, the Company's subsidiaries are parties to other lawsuits, for which the likelihood of loss, according to the analysis of their legal counsel, is possible, in the approximate amount of R$24,108 (R$14,108 as of March 31, 2007), for which the Company's management, supported by the opinion of its legal counsel, understands that the recognition of a provision for loss is not necessary.

## 19. TAXES IN INSTALLMENTS

Law No. 10,684, of May 30, 2003, provides for, among other issues, the tax debt refinancing program (PAES) that allows for the payment of tax debts to the Federal Revenue Service, the National Treasury Attorney General, and National Institute of Social Security (INSS) in installments. In July 2003, the subsidiary Marisa Lojas decided to include in this program some tax debts that were discussed in courts. In the second quarter of 2007, the amount of R$242 (R$120 in the first quarter of 2007) was amortized, presenting a debit balance of R$2,932 (R$3,018 as of March 31, 2007) (R$1,832 - principal, R$220 – fine and R$880 – interest) at the end of the period, and the amounts of R$489 (R$483 as of March 31, 2007) and R$2,443 (R$2,535 as of March 31, 2007) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2013.

Additionally, on September 1, 2006 the subsidiary Marisa Lojas requested the payment in installments of the income tax deficiency notice raised on alleged undue offset of 1997-1999 tax loss carryforwards, and the recognition of a tax credit because of an alleged failure to add to net income for the above-mentioned periods, in the determination of taxable income, of gains earned abroad by a subsidiary and remitted to Brazil. This payment was divided into 59 monthly installments. In the second quarter of 2007, the amount of R$1,239 (R$405 as of March 31, 2007) was amortized, presenting a debit balance of R$10,733 (R$11,037 as of March 31, 2007) (R$2,951 - principal, R$2,213 – fine and R$5,569 – interest) at the end of the period, and the amounts of R$2,525 (R$2,453 as of March 31, 2007) and R$8,208 (R$8,584 as of March 31, 2007) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2011.

The regular payment of taxes and other obligations is mandatory to maintain the payment terms and conditions of this program.

These payments in installments are recorded under the caption "Reserve for contingencies".

Installments in noncurrent liabilities as of June 30 and March 31, 2007 mature as follows:

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| 2008 | - | 2,936 |
| 2009 | 3,014 | 2,936 |
| 2010 | 3,014 | 2,936 |
| 2011 | 3,014 | 1,707 |
| 2012 | 1,122 | 483 |
| 2013 | 487 | 121 |
| | **10,651** | **11,119** |

Had this subsidiary recognized its financial liabilities at fair value, it would have recognized a gain before income and social contribution taxes of R$1,668 as of June 30, 2007 (R$1,152 as of March 31, 2007), as shown below:

| Financial liability | Carrying amount | Fair value | Gain |
|---|---|---|---|
| Taxes in installments | 13,665 | 11,997 | 1,668 |

## 20. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital as of June 30, 2007 is R$44,634 (R$44,634 as of 31 March, 2007), represented by 44,634,410 (44,634,410 as of 31 March, 2007) common shares without par value and with voting rights at the Shareholders' Meetings as follows:

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

a) Capital

| | 06/30/2007 | |
|---|---|---|
| | Number of shares | Ownership interest - % |
| Begoldi Comércio, Participação e Administração S.A. | 33,401,633 | 74.83 |
| Flin Participações Ltda. | 8,652,777 | 19.38 |
| Other shareholders domiciled in Brazil | 2,580,000 | 5.79 |
| | 44,634,410 | 100.00 |

The Company is authorized to increase its capital up to the limit of 150,000,000 common shares without par value.

On June 29, 2007, Flin Participações Ltda. became a shareholder of the Company through the transfer of 8,652,777 common shares held by the individual shareholders domiciled in Brazil, equivalent to 19.38% of the Company's voting capital, in an increase of Flin Participações Ltda's capital.

b) Allocation of net income

In accordance with the Company's bylaws, shareholders are entitled to a mandatory minimum dividend of 25% of net income with the following adjustments: (i) addition of the amounts arising from the reversal, in the quarter, of previously recognized reserves for contingencies; (ii) reduction of the amounts allocated, in the quarter, to the legal reserve and reserves for contingencies; and (iii) whenever the amount of the mandatory minimum dividend exceeds the realized portion of net income for the quarter, Management may propose, and the Shareholders' Meeting may approve, the allocation of the exceeding amount to the unrealized profit reserve (article 197 of Brazilian corporate law).

c) Legal reserve

As of June 30, 2007, the Company recognized a legal reserve in the amount of R$1,866 as provided for in article 193 of the Brazilian Corporate Law.

d) Stock option plan

On April 25, 2007, the Company's Board of Directors established a stock option plan, through a Stock Option Agreement, appointing eligible employees in power positions and highly qualified service providers of the Company or its subsidiaries in order to align the interests and goals of these individuals with strategies and results expected by the Company. The option may be partially or totally exercised during the period defined in the Stock Option Agreement according to the plan's effective period. Under the plan, on April 25, 2007 the total number of common shares underlying the options that can be granted was 892,688 common shares of authorized capital stock, and they cannot exceed 2% of the total

number of common shares issued by the Company at any time during the plan's effective plan. Under the plan, all shares acquired with the exercise of vested options shall have the same rights and advantages granted to the common shares issued by the Company.

The exercise price of the options will be equivalent to the average market price of the Company's common shares in the last five trading sessions of the São Paulo Stock Exchange (BOVESPA) prior to the date of the Stock Option Agreement, and the Board of Directors can, at its sole discretion, apply a discount on this price, as determined for each specific case. The exercise price established in the Stock Option Agreement will be monetarily adjusted based on the IPCA (Extended Consumer Price Index) variation for the period between the date of the Stock Option Agreement and the subscription date.

Until the date of this report, no stock options had been granted or exercised; accordingly, no effects were produced on the statement of operations or shareholders' equity.

## 21. OTHER OPERATING INCOME (EXPENSES)

For a better understanding of the performance and contribution of Marisa Card financial services to the Company's results, we present below the breakdown of other operating income (expenses), net.

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| Result of financial services: | | |
| Income from financial services | 64,061 | 24,106 |
| Expenses on financial services | (14,772) | (7,631) |
| Losses on receivables, net | (53,426) | (15,774) |
| | (4,137) | 701 |
| Other operating income (expenses): | | |
| Recorded reserves | (4,396) | (1,642) |
| Tax credits | 6,123 | 3,108 |
| Recovered expenses | 8,129 | 1,154 |
| Other | (713) | 444 |
| | 9,143 | 3,064 |
| | 5,006 | 3,765 |

## 22. FINANCIAL INCOME (EXPENSES)

| | Company | Consolidated | |
|---|---|---|---|
| | 06/30/2007 | 06/30/2007 | 03/31/2007 |
| Financial expenses: | | | |
| Loss on variable-income investments | - | (35,885) | (21,182) |
| Interest | - | (22,340) | (10,949) |
| CPMF (tax on banking transactions) | (24) | (4,223) | (2,136) |
| Banking expenses | - | (2,358) | (1,109) |
| Monetary variation | - | (2,862) | (1,160) |
| Adjustment to present value | - | (4,246) | (2,276) |
| Other | - | (2,578) | (2,269) |
| | (24) | (74,492) | (41,081) |
| Financial income: | | | |
| Temporary cash investments | 65 | 34,323 | 24,241 |
| Monetary variation | - | 533 | 204 |
| Adjustment to present value | - | 4,383 | 3,240 |
| Other | - | 1,331 | 249 |
| | 65 | 40,570 | 27,934 |

## 23. OTHER NONOPERATING INCOME (EXPENSES)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 06/30/2007 | 03/31/2007 | 06/30/2007 | 03/31/2007 |
| Nonoperating income: | | | | |
| Gains on investments | 5 | - | 1,511 | 1,013 |
| Other | - | - | 582 | 343 |
| | 5 | - | 2,093 | 1,356 |
| Nonoperating expenses: | | | | |
| Losses on investments | (2,379) | (2,437) | (2,398) | (2,455) |
| Other | - | - | (2) | (2) |
| | (2,379) | (2,437) | (2,400) | (2,457) |
| | (2,374) | (2,437) | (307) | (1,101) |

Gains (losses) on investments refer to the percentage variation in investments made in subsidiaries during the quarters.

## 24. FINANCIAL INSTRUMENTS

The Company's subsidiaries carry out transactions involving the usual financial instruments described below. There were no material differences between the estimated fair values of financial instruments of subsidiaries as of June 30 and March 31, 2007, recorded in balance sheet accounts, and their carrying amounts.

a) Credit risk

The sales and credit policies of the subsidiaries are subject to the credit policies established by their Management and are intended to minimize possible problems with the default of customers. This goal is attained by the subsidiaries' Management through a careful selection of customer portfolio, which considers their ability to pay (credit rating) and diversification of their operations (risk dilution). The subsidiaries recognized an allowance for doubtful accounts in the amount of R$30,504 as of June 30, 2007 (R$23,324 as of March 31, 2007) to cover credit risks.

b) Loans and financing in foreign currency

There are amounts payables denominated in foreign currency, which are thus exposed to exchange risks. As of June 30 and March 31, 2007, the subsidiaries had financial instruments to hedge these liabilities denominated in foreign currency. The main balances denominated in foreign currency refer to loans and financing and are mentioned in note 15. The exchange gain or loss as of June 30 and March 31, 2007 is recorded in current assets or liabilities.

c) Fair value of financial instruments

The fair value of cash and cash equivalents (cash, banks, temporary cash investments and marketable securities), trade accounts receivable and current liabilities approximates their carrying amount, as the maturity of a significant portion of these balances is close to the balance sheet date. Loans and financing are monetarily adjusted based on inflation indices and variable interest rates due to market conditions and, therefore, the debit balance as of the balance sheet dates approximates the fair value.

d) Concentration of risk

Financial instruments that potentially subject the subsidiaries to concentration of credit risk consist mainly of bank accounts, temporary cash investments and trade accounts receivable, mainly related to transactions carried out with the subsidiary Credi-21. The balance of trade accounts receivable is distributed among the credit card companies. In the 2nd quarter of

2007, transactions with Credi-21 account for approximately 94% (96% in the 1st quarter of 2007) of total credit card sales transactions. The total balance of trade accounts receivable is denominated in Brazilian reais.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on their long-term obligations.

f) Future commitments

As of June 30 and March 31, 2007, the subsidiaries had lease agreements entered into with related companies and third parties. The lease amount of the real estate properties of related parties is always the higher of: (i) the amount equivalent to 3.65% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to related parties, of R$1,198. These lease agreements are effective for five years and can be contractually and automatically renewed for up to two five-year periods. The lease amount of the real estate properties of third parties is always the higher of: (i) the amount equivalent to 3% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to third parties, of R$2,279. These lease agreements are effective for five to fifteen years, and can be renewed.

## 25. INSURANCE COVERAGE (UNAUDITED)

The Company's subsidiaries have an insurance policy that considers mainly risk concentration and its materiality, contracted at amounts considered sufficient by Management according to the type of their activities and advice of the insurance brokers.

As of June 30 and March 31, 2007, insurance coverage is as follows:

| | Consolidated | |
|---|---|---|
| | 06/30/2007 | 03/31/2007 |
| Civil liability | 1,000 | 1,000 |
| Sundry risks - inventories and property and equipment | 44,200 | 44,200 |
| National and international transportation | 2,500 | 2,500 |
| Vehicles | 728 | 728 |
| | 48,428 | 48,428 |

# 26. STATEMENTS OF CASH FLOWS

| | Company 06/30/2007 | Company 2nd quarter | Consolidated 06/30/2007 | Consolidated 2nd quarter |
|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | 37,331 | 21,876 | 37,331 | 21,876 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | - | - | 16,856 | 8,676 |
| Allowance for doubtful accounts | - | - | (53,426) | (37,652) |
| Equity in subsidiaries | (40,930) | (22,658) | - | - |
| Net book value of property and equipment written off | - | - | 10,291 | (1,790) |
| Write-off of investments | 6,874 | 4,436 | - | - |
| Minority interest | - | - | 533 | 65 |
| Financial charges and exchange variation on intercompany balances, loans, financing and taxes payable | - | - | 137,397 | 121,712 |
| Deferred income and social contribution taxes | - | - | (27,832) | 6,766 |
| Taxes in installments | - | - | (1,156) | (468) |
| Reserve for contingencies | - | - | 4,584 | 3,233 |
| | 3,275 | 3,654 | 124,578 | 122,421 |
| (Increase) decrease in assets: | | | | |
| Trade accounts receivable | - | - | (23,696) | (12,900) |
| Inventories | - | - | (45,824) | (30,756) |
| Recoverable taxes | (4) | (4) | (3,186) | 2,637 |
| Other receivables | 400 | 100 | (10,104) | (2,792) |
| Related parties | - | - | 153 | (40) |
| Increase (decrease) in liabilities: | | | | |
| Accounts payable | - | - | 12,663 | 41,732 |
| Taxes payable | 19 | 4 | (36,632) | 4,260 |
| Payroll, provisions and related charges | 18 | 18 | 827 | 1,745 |
| Related parties | - | - | (778) | 668 |
| Income and social contribution taxes | 2 | 2 | 2,223 | 1,651 |
| Other payables | (446) | (152) | (372) | (2,655) |
| Net cash provided by (used in) operating activities | 3,264 | 3,622 | 19,852 | 125,971 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | |
| Securities | - | - | 30 | 1,539 |
| Acquisition of investments in related parties | (2,320) | - | - | - |
| Acquisition of property and equipment and increase in deferred charges | - | - | (45,933) | (20,104) |
| Minority interest in shareholders' equity | - | - | (8) | (486) |
| Net cash provided by (used in) investing activities | (2,320) | - | (45,911) | (19,051) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Borrowings | - | - | 358,895 | 146,432 |
| Capital increase | 3,319 | - | 3,319 | - |
| Repayment of loans and financing | - | - | (293,859) | (209,171) |
| Payment of dividends | - | - | (25,765) | (802) |
| Net cash provided by (used in) financing activities | 3,319 | - | 42,590 | (63,541) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 4,263 | 3,622 | (16,531) | 43,379 |
| CASH AND CASH EQUIVALENTS | | | | |
| Balance at beginning of period | 27 | - | 145,780 | - |
| Balance at end of period | 4,290 | 3,622 | 162,311 | 43,379 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 4,263 | 3,622 | 16,531 | 43,379 |

The individual and consolidated statements of cash flows are not presented comparatively to the quarter and six-month period ended June 30, 2006, since the Company began operations on December 31, 2006 and the investments that required consolidation were absorbed as of that date.

## 27. SUBSEQUENT EVENTS

a) Extension of loan maturity dates

Loans that had their maturity dates extended are as follows:

| | Principal | Charges | Agreement maturity date | Agreement amendment date |
|---|---|---|---|---|
| Banco Bradesco | 3,900 | Interest of 108.5% of CDI | July 2007 | January 2008 |
| Banco Safra - loan | 48,500 | Interest of 2% p.a. + CDI | July 2007 | August 2007 |

b) Settled loans

In July 2007, we settled a total amount of R$79,960 related to working capital agreements with Banco Alfa - R$2,000 and Banco Credit Suisse – R$77,960. For the settlement of these loans we redeemed approximately R$81,723 from the investment in Austrian Bonds (see note 6).

c) Payment of dividends

The Annual Shareholders' Meeting held on July 26, 2007 approved the payment of dividends to the Company's shareholders that held shares on that date. Dividends amounting to R$35,362 (R$0.792 per share) were calculated based on retained earnings for the six-month period ended June 30, 2007, less the amount to be allocated to the legal reserve, as provided for in the Company's by-laws, and corresponded to 94.7% of net income for the six-month period then ended. Said dividends will be fully paid to shareholders by October 10 of the current year (see note 11).

d) Restrictive covenants

On July 31, 2007, the Company's subsidiaries obtained a waiver from Banco Credit Suisse of the rights to demand the immediate or accelerated payment of the amounts due on that date until February 28, 2008. With respect to the payment of dividends, the subsidiaries obtained a waiver, exempting them from the limit for the payment of dividends.

## 28. RESTATEMENT OF THE FINANCIAL STATEMENTS

On August, 24, 2007 the Company's management decided, spontaneously, to restate the financial statements in order to modify the consolidated statements of cash flows, related to the quarters ended June, 30 and March, 31, 2007.

## 05.01 – COMMENTS ON THE COMPANY' S PERFORMANCE IN THE QUARTER

Marisa S.A., has direct and indirect equity interest in its subsidiaries, Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda., Fix Participações Ltda, Credi-21 Participações Ltda, Primos Participações Ltda., TEF Participações Ltda. and TCM Participações Ltda. Accordingly, the comment on the Company's performance will be presented in Group 08 – Comment on the Consolidated Performance.

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

| 1 – Code | 2 – Description | 3 – 06/30/2007 | 4 - 03/31/2007 |
|---|---|---|---|
| 1 | Total Assets | 1,106,646 | 976,851 |
| 1.01 | Current Assets | 865,843 | 765,136 |
| 1.01.01 | Cash and cash equivalents | 162,311 | 118,932 |
| 1.01.01.01 | Cash | 5,624 | 4,669 |
| 1.01.01.02 | Banks | 14,233 | 11,423 |
| 1.01.01.03 | Temporary cash investments | 142,454 | 102,840 |
| 1.01.02 | Receivables | 568,371 | 541,799 |
| 1.01.02.01 | Customers | 431,570 | 381,018 |
| 1.01.02.01.01 | Trade accounts receivables | 465,265 | 408,676 |
| 1.01.02.01.02 | Allowance for doubtful accounts | (30,504) | (23,324) |
| 1.01.02.01.03 | Adjustment to present value | (3,191) | (4,334) |
| 1.01.02.02 | Other receivables | 136,801 | 160,781 |
| 1.01.02.02.01 | Securities | 81,817 | 83,356 |
| 1.01.02.02.02 | Recoverable taxes | 18,639 | 21,276 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 24,661 | 39,701 |
| 1.01.02.02.04 | Prepaid expenses | 0 | 400 |
| 1.01.02.02.05 | Other receivables | 11,684 | 16,048 |
| 1.01.03 | Inventories | 135,161 | 104,405 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 240,803 | 211,715 |
| 1.02.01 | Long-term assets | 60,211 | 44,341 |
| 1.02.01.01 | Other receivables | 48,485 | 40,211 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 48,485 | 40,211 |
| 1.02.01.02 | Intercompany receivables | 1,933 | 1,893 |
| 1.02.01.02.01 | Affiliates | 1,895 | 1,855 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 38 | 38 |
| 1.02.01.03 | Other | 9,793 | 2,237 |
| 1.02.02 | Permanent assets | 180,592 | 167,374 |
| 1.02.02.01 | Investments | 2 | 2 |
| 1.02.02.01.01 | Investments in affiliates | 0 | 0 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 2 | 2 |
| 1.02.02.02 | Property and equipment | 160,528 | 150,227 |
| 1.02.02.03 | Intangible assets | 15,020 | 14,697 |
| 1.02.02.04 | Deferred charges | 5,042 | 2,448 |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 - 06/30/2007 | 4 - 03/31/2007 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 1,106,646 | 976,851 |
| 2.01 | Current liabilities | 746,088 | 603,325 |
| 2.01.01 | Loans and financing | 491,329 | 430,530 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 150,906 | 109,174 |
| 2.01.04 | Taxes payable | 35,443 | 29,532 |
| 2.01.04.01 | Taxes payable | 35,443 | 29,532 |
| 2.01.05 | Dividends payable | 35,468 | 908 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 2,314 | 1,644 |
| 2.01.08 | Other | 30,628 | 31,537 |
| 2.01.08.01 | Payroll and related charges | 19,565 | 17,820 |
| 2.01.08.02 | Other payables | 11,063 | 13,717 |
| 2.02 | Noncurrent liabilities | 312,959 | 311,954 |
| 2.02.01 | Long-term liabilities | 312,959 | 311,954 |
| 2.02.01.01 | Loans and financing | 223,521 | 225,281 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 78,787 | 75,554 |
| 2.02.01.03.01 | Reserve for contingencies | 78,787 | 75,554 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 10,651 | 11,119 |
| 2.02.01.06.01 | Taxes in installments | 10,651 | 11,119 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.03 | Minority interest | 1,099 | 1,585 |
| 2.04 | Shareholders' equity | 46,500 | 59,987 |
| 2.04.01 | Capital | 44,634 | 44,634 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 1,866 | 0 |
| 2.04.04.01 | Legal | 1,866 | 0 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | 0 | 15,353 |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - Code | 2 – Description | 3-04/01/2007 to 06/30/2007 | 4-01/01/2007 to 06/30/2007 | 5-01/04/2006 to 06/30/2006 | 6-01/01/2006 to 06/30/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 437,977 | 743,571 | 0 | 0 |
| 3.02 | Deductions | (137,837) | (232,787) | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 300,140 | 510,784 | 0 | 0 |
| 3.04 | Cost of sales and/or services | (145,076) | (262,886) | 0 | 0 |
| 3.05 | Gross profit | 155,064 | 247,898 | 0 | 0 |
| 3.06 | Operating (expenses) income | (124,038) | (232,309) | 0 | 0 |
| 3.06.01 | Selling | (93,998) | (178,648) | 0 | 0 |
| 3.06.02 | General and administrative | (18,522) | (35,874) | 0 | 0 |
| 3.06.03 | Financial, net | (12,759) | (22,793) | 0 | 0 |
| 3.06.03.01 | Financial income | 20,567 | 52,734 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 12,636 | 40,570 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 7,931 | 12,164 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (33,326) | (75,527) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (33,411) | (74,492) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | 85 | (1,035) | 0 | 0 |
| 3.06.04 | Other operating income | 50,100 | 80,266 | 0 | 0 |
| 3.06.05 | Other operating expenses | (48,859) | (75,260) | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Income (loss) from operations | 31,026 | 15,589 | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | 794 | (307) | 0 | 0 |
| 3.08.01 | Income | 738 | 2,093 | 0 | 0 |
| 3.08.02 | Expenses | 56 | (2,400) | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | 31,820 | 15,282 | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | (3,112) | (5,250) | 0 | 0 |
| 3.11 | Deferred income tax | (6,767) | 27,832 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.14 | Minority interest | (65) | (533) | 0 | 0 |
| 3.15 | Net income | 21,876 | 37,331 | 0 | 0 |
| | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 44,634,410 | 44,634,410 | 0 | 0 |
| | EARNINGS PER SHARE | 0,49012 | 0,83637 | 0 | 0 |
| | LOSS PER SHARE | | | | |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## 1. Gross Operating Revenue

Marisa's gross operating revenue for the 2Q07 and 1H07 were R$438.0 million and R$743.6 million, respectively.

Marisa reported R$421.8 million and R$713.4 million of gross operating revenue from goods sold for the 2Q07 and 1H07, respectively. The source of these revenues is the sale of women's, children's and men's clothing, as well as bed, bath and table linens. Marisa has 175 stores in all regions of Brazil.

In the first half 2007, sales area increased by 14,600 $m^2$ (through the expansion and inauguration of stores), reaching a total sales area of 167,000 $m^2$.

The gross operating revenue from services reported in the 2Q07 was R$16.2 million. In the 1H07, the registered revenue of R$30.2 million was due to the participation of 66.2% of the Marisa's Credit Card over the total sales and increase in the volume of goods sold.

## 2. Sales deduction

Sales deductions for the 2Q07 and 1H07 were R$137.8 million and R$232.8 million, respectively.

It is included under the line item sales deduction: taxes on the gross operating revenue line and exchange of goods.

## 3. Net Operating Revenue

The net operating revenue for the 2Q07 and 1H07 were R$300.1 million and R$510.8 million, respectively, due to the aforementioned reasons.

## 4. Cost of Goods and Services

The cost of goods and services for the 2Q07 and 1H07 were R$145.1 million and R$262.9 million, respectively.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

## 5. Operating Revenue (Expense)

The operating expenses for the 2Q07 and 1H07 were R$111.3 million and R$209.5 million, respectively. It is included under the line item operating revenue (expense):

- Selling Expenses for the 2Q07 and 1H07 were R$94.0 million and R$178.6 million, respectively. This result is explained by the increase in the volume of goods sold and total sales area;

- General and Administrative Expenses for the 2Q07 and 1H07 were R$18.5 million and R$35.9 million, respectively; and

- Other operating revenue (expense) reported a revenue of R$1.2 million in the 2Q07 and R$5.0 million in the 1H07. Under other operating revenue (expense) line item it is important to highlight the participation of the sales bearing interest through Marisa's Credit Card.

## 6. Financial Result

The net financial expense reported for the 2Q07 and 1H07 were R$13.0 million and R$22.8 million, respectively. This result is due to the payment of interests and swaps adjustments over loans that were taken to finance the inauguration of new stores.

## 7. Net Income

The net income reported for the 2Q07 and 1H07 were R$21.6 million and R$37.3 million, respectively. This result is explained by the aforementioned reasons.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

## 8. Adjusted EBITDA[1]

The Adjusted EBITDA reported for the 2Q07 and 1H07 were R$52.4 million and R$55.3 million, respectively

The Adjusted EBITDA margin was 17.5% in the 2Q07 and 10.8% in the 1H07. It is noticeable that the Adjusted EBITDA margin for the 2Q07 was better than the margin reported in the 1Q07. This progression indicates that Marisa's management is increasingly committed in improve the Company's efficiency.

[1] Adjusted EBITDA is a measure of ouor operating economic performance. Adjusted EBITDA is not a measure of financial performance under Brazilian GAAP and should not be considered individually as a measure of our economic performance or as an indicator of liquidity. Our Adjusted EBITDA consists of EBITDA plus or minus the result from the equity method of accounting interest in real estate companies, revenue from the lease of spun-off property, net non-operating result and minority interests. There is no standard formula for calculating Adjusted EBITDA. Our Adjusted EBITDA may not be similar to the definition or calculation method of Adjusted EBITDA used by other companies.

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 09.01 - SUBSIDIARY/AFFILIATE

| 1- ITEM | 2 - CORPORATE NAME OF SUBSIDIARY/AFFILIATE | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) | 4 - CLASSIFICATION | 5 - % INTEREST IN INVESTEE'S CAPITAL | 6 - INVESTEE'S SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|
| 7- TYPE OF COMPANY | | 8 – NUMBER OF SHARES HELD IN CURRENT QUARTER (THOUSAND) | | 9 – NUMBER OF SHARES HELD IN PRIOR QUARTER (THOUSAND) | |
| 01 | MARISA LOJAS VAREJISTAS LTDA. | 61,189,288/0001-89 | PRIVATE SUBSIDIARY | 99.99 | 86.14 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 1,126,105 | | 1,126,105 | |
| 02 | DUE MILLE PARTICIPAÇÕES LTDA. | 03,633,549/0001-01 | PRIVATE SUBSIDIARY | 99.91 | 10.58 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 565,293 | | 565,293 | |
| 03 | FIX PARTICIPAÇÕES LTDA. | 06,230,052/0001-30 | PRIVATE SUBSIDIARY | 99.99 | 70.28 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 52,620,980 | | 52,620,980 | |

**17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED**

To the Shareholders and Management of
Marisa S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Marisa S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of June 30, 2007, the related statements of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1, taken as a whole. The accompanying individual and consolidated statements of cash flows for the quarter and six-month period ended June 30, 2007 are presented in note 26 for purposes of additional analysis and are not a required part of the basic interim financial statements, in accordance with Brazilian accounting practices. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly stated in all material respects, in relation to the interim financial statements taken as a whole.

**17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED**

5. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2007, presented for comparative purposes, and issued an unqualified review report thereon, dated May 11, 2007.

6. As it was mentioned in the note number 28, the Financial Statements are being restated in order to modify the Statement of Cash Flows, individual, consolidated and combined.

São Paulo, July 25, 2007, except for note 26, items c) and d), and note 28, as to which the date is August 1, 2007 and August, 24, 2007, respectively.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

**19.01 – DESCRIPTION OF THE MODIFIED INFORMATION**

Restatement of the Statements of Cash Flows (Note 26)

Inclusion of the note 28 – Restatement of the Financial Statements and

Inclusion of the paragraph number 6 in the Independent Accounts' Review Report, related to the restatement of the Financial Statements.

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## CONTENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 03/31/2007 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary restatement



REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |
| 4 – STATE REGISTRATION NUMBER (NIRE) 35300334159 | | |

**01.02 – HEAD OFFICE**

| 1 – ADDRESS RUA JAMES HOLLAND, 422 | | | 2 – SUBURB OR DISTRICT BARRA FUNDA | |
|---|---|---|---|---|
| 3 – POSTAL CODE 01138-000 | 4 - MUNICIPALITY SÃO PAULO | | | 5 – STATE SP |
| 6-AREA CODE | 7 – TELEPHONE 2109-6269 | 8 – TELEPHONE 2109-6443 | 9 – TELEPHONE 2109-6390 | 10 – TELEX |
| 11-AREA CODE | 12 – FAX 2109-6182 | 13 – FAX | 14 – FAX | |
| 15 – E-MAIL DRI@MARISA.COM.BR | | | | |

**01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)**

| 1 – NAME PAULO SÉRGIO BORSATTO | | | | |
|---|---|---|---|---|
| 2 – ADDRESS RUA JAMES HOLLAND, 422 | | | 3 – SUBURB OR DISTRICT BARRA FUNDA | |
| 4 – POSTAL CODE 01138-000 | 5 - MUNICIPALITY SÃO PAULO | | | 6 – STATE SP |
| 7-AREA CODE | 8 – TELEPHONE 2109-6252 | 9 – TELEPHONE | 10 – TELEPHONE | 11 – TELEX |
| 12-AREA CODE | 13 – FAX 3392-4276 | 14 – FAX | 15 – FAX | |
| 16 – E-MAIL | | | | |

**01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT**

| CURRENT YEAR | | CURRENT QUARTER | | | PRIOR QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 – END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 – QUARTER | 7 - BEGINNING | 8 – END |
| 01/01/2007 | 12/31/2007 | 1 | 01/01/2007 | 03/31/2007 | 4 | 10/01/2006 | 12/31/2006 |
| 9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes | | | | | | 10 - CVM CODE 00385-9 | |
| 11 - PARTNER RESPONSIBLE Edimar Facco | | | | | | 12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 012.937.208-01 | |

### 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

### 01.05 – CAPITAL

| NUMBER OF SHARES (thousand) | 1 - CURRENT QUARTER 09/30/2007 | 2 - PRIOR QUARTER 06/30/2007 | 3 - SAME QUARTER IN PRIOR YEAR 09/30/2006 |
|---|---|---|---|
| **Paid-up capital** | | | |
| 1 – Common | 44,634,410 | 41,314,417 | 0 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 44,634,410 | 41,314,417 | 0 |
| **Treasury shares** | | | |
| 4 – Common | 0 | 0 | 0 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 0 | 0 | 0 |

### 01.06 – CHARACTERISTICS OF THE COMPANY

| |
|---|
| 1 – TYPE OF COMPANY<br>Commercial, Industrial and Other Companies |
| 2 – SITUATION<br>In Operation |
| 3 – NATURE OF OWNERSHIP<br>National Holding |
| 4 – ACTIVITY CODE<br>3990 – Business investment and management |
| 5 – MAIN ACTIVITY<br>Organization, investment in and management of companies and businesses of any nature, as partner or shareholder |
| 6 – TYPE OF CONSOLIDATION<br>Full |
| 7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS |

### 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 – ITEM | 2 – CNPJ | 3 – COMPANY NAME |
|---|---|---|

### 01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 – EVENT | 3 – DATE OF APPROVAL | 4 - TYPE | 5 – DATE OF PAYMENT | 6 – TYPE OF SHARE | 7 – AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | Annual/Extraordinary Shareholders' Meeting | | | | | |
| 02 | Annual/Extraordinary Shareholders' Meeting | | | | | |

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

**01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR**

| 1 – ITEM | 2 – DATE OF ALTERATION | 3 – CAPITAL (R$ thousand) | 4 – AMOUNT OF ALTERATION (R$ thousand) | 5 – NATURE OF ALTERATION | 7 – NUMBER OF SHARES ISSUED (thousand) | 8 – SHARE PRICE ON ISSUE DATE (Reais) |
|---|---|---|---|---|---|---|
| 02 | 03/19/2007 | 42,314,417 | 1,000,000 | AFAC | 1,000,000 | 1.0000000000 |
| 03 | 03/19/2007 | 44,634,410 | 2,319,993 | SUBSCRIPTION IN ASSETS OR CREDITS | 2,319,993 | 1.0000000000 |

**01.10 – INVESTOR RELATIONS OFFICER**

| 1 – DATE | 2 – Signature |
|---|---|
| 06/25/2007 | |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**02.01- BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 03/31/2007 | 4 – 12/31/2006 |
|---|---|---|---|
| 1 | Total Assets | 60,208 | 41,712 |
| 1.01 | Current Assets | 768 | 427 |
| 1.01.01 | Cash and cash equivalents | 668 | 27 |
| 1.01.01.01 | Cash | 1 | 1 |
| 1.01.01.02 | Banks | 57 | 26 |
| 1.01.01.03 | Temporary cash investments | 610 | 0 |
| 1.01.02 | Receivables | 100 | 400 |
| 1.01.02.01 | Customers | 0 | 0 |
| 1.01.02.01.01 | Trade accounts receivables | 0 | 0 |
| 1.01.02.01.02 | Allowance for doubtful accounts | 0 | 0 |
| 1.01.02.01.03 | Discount to present value | 0 | 0 |
| 1.01.02.02 | Other receivables | 100 | 400 |
| 1.01.02.02.01 | Securities | 0 | 0 |
| 1.01.02.02.02 | Recoverable taxes | 0 | 0 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 0 | 0 |
| 1.01.02.02.04 | Prepaid expenses | 0 | 400 |
| 1.01.02.02.05 | Other receivables | 100 | 0 |
| 1.01.03 | Inventories | 0 | 0 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 59,440 | 41,285 |
| 1.02.01 | Long-term assets | 0 | 0 |
| 1.02.01.01 | Other receivables | 0 | 0 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 0 | 0 |
| 1.02.01.02 | Intercompany receivables | 0 | 0 |
| 1.02.01.02.01 | Affiliates | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 0 | 0 |
| 1.02.01.03 | Other | 0 | 0 |
| 1.02.02 | Permanent assets | 59,440 | 41,285 |
| 1.02.02.01 | Investments | 59,440 | 41,285 |
| 1.02.02.01.01 | Investments in affiliates | 59,440 | 41,285 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 0 | 0 |
| 1.02.02.02 | Property and equipment | 0 | 0 |
| 1.02.02.03 | Intangible assets | 0 | 0 |
| 1.02.02.04 | Deferred charges | 0 | 0 |

**(Convenience Translation into English from the Original Previously Issued in Portuguese)**
**FEDERAL PUBLIC SERVICE**
**BRAZILIAN SECURITIES COMMISSION (CVM)**
**INTERIM FINANCIAL STATEMENTS (ITR)** **03/31/2007** **Corporate Law**
**COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**
**Voluntary restatement**

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**02.02 – BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 60,208 | 41,712 |
| 2.01 | Current liabilities | 221 | 500 |
| 2.01.01 | Loans and financing | 0 | 0 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 0 | 0 |
| 2.01.04 | Taxes payable | 15 | 21 |
| 2.01.05 | Dividends payable | 0 | 0 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 0 | 0 |
| 2.01.08 | Other | 206 | 500 |
| 2.01.08.01 | Payroll and related charges | 0 | 0 |
| 2.01.08.02 | Other payables | 206 | 500 |
| 2.02 | Noncurrent liabilities | 0 | 0 |
| 2.02.01 | Long-term liabilities | 0 | 0 |
| 2.02.01.01 | Loans and financing | 0 | 0 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 0 | 0 |
| 2.02.01.03.01 | Reserve for contingencies | 0 | 0 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 0 | 0 |
| 2.02.01.06.01 | Taxes in installments | 0 | 0 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.04 | Shareholders' equity | 59,987 | 41,212 |
| 2.04.01 | Capital | 44,634 | 41,315 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 0 | 0 |
| 2.04.04.01 | Legal | 0 | 0 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | 15353 | (103) |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**03.01 – STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)**

| 1 - Code | 2 – Description | 3-01/01/2007 to 03/31/2007 | 4-01/01/2007 to 03/31/2007 | 5-01/01/2006 to 03/31/2006 | 6-01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.02 | Deductions | 0 | 0 | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.04 | Cost of sales and/or services | 0 | 0 | 0 | 0 |
| 3.05 | Gross profit | 0 | 0 | 0 | 0 |
| 3.06 | Operating (expenses) income | 17,892 | 17,892 | 0 | 0 |
| 3.06.01 | Selling | 0 | 0 | 0 | 0 |
| 3.06.02 | General and administrative | (386) | (386) | 0 | 0 |
| 3.06.03 | Financial, net | 6 | 6 | 0 | 0 |
| 3.06.03.01 | Financial income | 10 | 10 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 10 | 10 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (4) | (4) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (4) | (4) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 18,272 | 18,272 | 0 | 0 |
| 3.07 | Income (loss) from operations | 17,892 | 17,892 | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | (2,437) | (2,437) | 0 | 0 |
| 3.08.01 | Income | 0 | 0 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | 15,455 | 15,455 | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | 0 | 0 | 0 | 0 |
| 3.11 | Deferred income tax | 0 | 0 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.15 | Net income (loss) | 15,455 | 15,455 | 0 | 0 |
| | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 44,634,410 | 44,634,410 | 0 | 0 |
| | EARNINGS PER SHARE | 0.34626 | 0.34626 | 0.00000 | 0.00000 |
| | LOSS PER SHARE | | | | |

MARISA S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
(COMPANY AND CONSOLIDATED)
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006 AND
YEAR ENDED DECEMBER 31, 2006
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

## 1. OPERATIONS

Marisa S.A. (the "Company") was established on August 15, 2006 to be the holding company of the following companies: Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries and Due Mille Participações Ltda. ("Companies").

This group of Companies, of which the Company is the holding company, is engaged in the retail of clothing in general and other department store products, management of own credit cards (Private Label type), and logistics.

The Companies have converging interests and the centralization of their management in the Company renders them more efficient regarding the achievement of their business purposes, helping management in decision making.

The Company holds ownership interests in the direct and indirect subsidiaries mentioned in note 4 to the interim financial statements, the corporate purposes of which are as follows:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - primarily engaged in the retail of clothing in general and other department store products. In addition to these activities, Marisa Lojas is also engaged in the import of merchandise and sale of products on the Internet.

Tax incentives

ICMS (state VAT)

Marisa Lojas benefits from incentives granted by the Pernambuco State Development Program (PRODEPE) for an indefinite period of time, in the form of deemed tax credits corresponding to 3% of the total amount of interstate shipments made by the distribution center located in Jaboatão dos Guararapes, Pernambuco State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income (expenses)".

Marisa Lojas benefits from a special regime agreed with the Goiás State Finance Department by way of an agreement entered into with that State (TARE No. 014/2003 - GSF) granted for an indefinite period of time, in the form of a granted tax credit corresponding to 3% of the total amount of interstate shipments of footwear, fabric,

clothing, and bed, table and bath linens for sale, production or manufacturing made by the distribution center located in Goiânia, Goiás State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income (expenses)".

1.2. Due Mille Participações Ltda. ("Due Mille") - primarily engaged in providing any type of product handling, stowage, loading and unloading services, general management of product distribution centers, and clothe hanging and hanger logistics.

1.3. Fix Participações Ltda. ("Fix") - operates as a holding company, investing in other companies in charge of managing own credit cards called "Cartão Marisa".

Currently, Fix has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - started its operations on November 9, 1999 and is primarily engaged in managing own credit cards called "Cartão Marisa" and holding ownership interests in other companies. Sales of this card represented approximately 63% and 66% of Marisa Lojas sales in March 2007 and December 2006, respectively.

1.3.1.1. Primos Participações Ltda. ("Primos") - established on February 25, 2000, is primarily engaged in managing the purchase of personal insurance by holders of the Marisa Card from insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") – established on April 14, 2004, is primarily engaged in providing collection, credit advisory, and Marisa Card collection portfolio management services.

1.3.1.3. TEF Serviços de Processamento de Dados Ltda. ("TEF") - established on March 16, 2005, is primarily engaged in printing and mailing the Marisa Card bills.

1.4. As of December 31, 2006, the Company also holds ownership interest in Special Purpose Entities (SPEs):

1.4.1. Actio Participações Ltda. ("Actio"), established on February 12, 1999, is primarily engaged in providing processing services of own credit card "Cartão Marisa".

1.4.2. Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Athol"), Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Lógica"), Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Racional"), Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Ativa"), Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda. ("Fax"), and Transfer Comércio Atacadista

de Artigos do Vestuário e Complementos Ltda. ("Transfer"), which are primarily engaged in the wholesale of clothing and notions in general, and can also import or export this merchandise, and hold interests in other companies, as partner or shareholder.

## 2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), using criteria that are consistent with those adopted for the preparation of the financial statements as of December 31, 2006.

The individual and consolidated information related to balance sheet accounts and result for the quarter ended March 31, 2007 is presented in comparison with the balances as of December 31, 2006, according to the balances determined in accordance with the Brazilian corporate law.

The individual and consolidated statements of operations are not presented in comparison with the quarter ended March 31, 2006, since the Company started its operations on December 31, 2006 and the investments that required consolidation were absorbed on that date.

The Company operates the financial services of Marisa Card and, in order to facilitate the measurement of its performance and to maintain the historical comparative basis for income and expenses in the retail business, net income from these operations is presented in the statement of operations under the caption "Other operating income (expenses)". The breakdown of net result from financial services is presented in note 21.

## 3. SIGNIFICANT ACCOUNTING PRACTICES

a) Results of operations

Income and expenses are recorded on the accrual basis.

Resale revenue and related costs are recorded upon the delivery of products to customers and credit card service revenue is recorded upon the provision of the service. Revenue from services provided is recognized in the statement of operations when earned.

b) Use of estimates

The preparation of financial statements requires the Companies' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions. Accordingly, the financial statements include several estimates related to adjustments to present value, allowance for doubtful accounts, provision for inventory losses, useful lives of property and equipment and required reserves for contingent liabilities, to make projections and determine the impairment of fixed assets, deferred

charges and deferred income tax assets, as well as to determine the provision for income tax. As the Company's judgment involves estimates related to the likelihood of future events, actual results could differ from those estimates.

c) Cash and cash equivalents

Represented by highly liquid investments, with original maturities of up to 90 days, stated at cost plus income earned through the balance sheet dates and adjusted, when applicable, to their equivalent fair value.

d) Marketable securities

Represented by investments in shares of other companies purchased to be actively and frequently traded, stated at cost plus income earned and adjusted to fair value at the balance sheet dates, with unrealized gains and losses recorded in results for quarters.

e) Allowance for doubtful accounts

Recorded based on an analysis of risks related to the realizability of receivables, in an amount considered sufficient to cover potential losses.

f) Inventories

Stated at average cost of acquisition, adjusted to market value and less a provision for losses, when applicable.

g) Investments

Represented by investments in subsidiaries accounted for under the equity method, as mentioned in notes 4 and 12.

h) Property and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method, at rates based on the useful lives of the assets, as shown in note 13.

i) Other current and noncurrent assets

Stated at net realizable value.

j) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, if applicable, related charges and monetary and exchange variations incurred through the balance sheet dates.

k) Foreign currency-denominated amounts subject to exchange variation

Monetary assets and liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates.

l) Income and social contribution taxes

The provision for income tax was recorded by the companies Marisa Lojas and Credi-21 at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240. The provision for social contribution tax was calculated at the rate of 9% on taxable income. Deferred income and social contribution taxes recorded in current and noncurrent assets arise from temporarily nondeductible expenses. Additionally, deferred income and social contribution taxes for tax loss carryforwards were recognized.

Pursuant to CVM Resolution No. 273/98 and CVM Instruction No. 371/02, deferred taxes are recorded at probable realizable values. The details are disclosed in note 10.

For the companies Fix, Primos, TCM, TEF, Due Mille, income and social contribution taxes are calculated under the criteria established by prevailing tax legislation, using the deemed income method.

m) Loans and financing

Adjusted based on interest, monetary and exchange variations and financial charges incurred through the balance sheet dates, as established in contracts and shown in note 15.

n) Reserve for contingencies

Adjusted through the balance sheet dates for the probable amount of loss, according to the nature of each contingency and based on the opinion of the Companies' legal counsel. The basis and nature of the reserve for contingencies are described in note 18.

o) Financial instruments - derivatives

Recorded on the accrual basis. Gains earned and losses incurred as a result of these contracts are recognized as adjustments to financial income and expenses.

p) Financial income and expenses

Financial income and expenses basically include interest on loans, net of interest receivable on temporary cash investments, monetary and exchange variations, discounts granted by suppliers on early payment of trade notes, and gains and losses on derivative financial instruments, which are recognized in results for the quarters.

q) Adjustments to present value

Purchase and sales transactions in fixed installments have been adjusted to their present value because of their maturities, using the average rate of the financial charges incurred by the Companies on fundraising, for both customers and suppliers.

The adjustment to present value of purchases is recorded under the captions "Trade accounts payable" and "Inventories" (note 8) and its reversal is made against the caption "Financial income" (note 22), according to maturity, in the case of trade accounts payable, and realization of inventories in relation to the recorded amounts. The adjustment to present value of sales in installments has a corresponding entry in the caption "Trade accounts receivable" (note 7) and its realization is recorded as financial income (note 22) according to maturity.

r) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

## 4. CONSOLIDATION CRITERIA

The consolidated financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, and include the accounts of the Company and its direct subsidiaries and SPEs, described below:

| | % ownership interest | |
|---|---|---|
| Subsidiaries | 03/31/2007 | 03/31/2006 |
| Marisa Lojas Varejistas Ltda. | 99.99 | 99.99 |
| Due Mille Participações Ltda. | 99.91 | 99.98 |
| Fix Participações Ltda. | 99.99 | 95.59 |
| Credi-21 Participações Ltda. (*) | 99.99 | 95.59 |
| Primos Participações Ltda. (*) | 96.08 | 91.84 |
| TCM Participações Ltda. (*) | 99.37 | 95.00 |
| TEF Serviços de Processamento de Dados Ltda. (*) | 94.32 | 90.18 |

(*) Indirect subsidiaries.

As of December 31, 2006 the following SPEs (*) were consolidated (*):

- Actio Participações Ltda.
- Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

- Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

(*) In essence, considering their relationship with Marisa Lojas, the operations of the SPEs are indirectly controlled by the Company, and these Companies are fully owned by Begoldi Comércio, Participação e Administração S.A.

The results of the operations of the SPEs, which are engaged in providing Marisa Card data processing services and the wholesale of clothing and notions in general, are directly or indirectly impacted by Marisa Lojas and have therefore been included in the consolidated financial statements, as established by CVM Instruction No. 408/04.

As of March 31, 2007, the SPEs were not consolidated, as established by CVM Instruction No. 408/04, considering that since March 1, 2007, Actio ceased to provide own credit card data processing services to Credi-21, which, from that date, performs this activity using its own funds. Since January 1, 2007, the SPEs, which were engaged in the wholesale of clothing and notions in general, have discontinued their operations. Beginning that date, Marisa Lojas purchases all products for resale directly from its suppliers.

In the preparation of the consolidated interim financial statements, financial statements as of the same dates and consistent with the accounting practices described in note 3 were used. The Company's investments in proportion to the investor's interest in the subsidiaries' shareholders' equity and results, intercompany balances and transactions, and unrealized profits, net of income and social contribution taxes, have been eliminated. The minority interest in the Companies controlled by the Company has been recorded in a separate caption. The net equity balances of the SPEs as of December 31, 2006 have been recorded as payables to the holding company Begoldi Comércio, Participação e Administração S.A. in current liabilities, as shown in item (b) of note 11, since the Company has no direct ownership interest in these SPEs. The classification was maintained in current liabilities because of their nature.

## 5. CASH AND CASH EQUIVALENTS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 |
| Cash | 1 | 1 | 4,669 | 6,755 |
| Banks (a) | 57 | 26 | 11,423 | 23,289 |
| Temporary cash investments (b) | 610 | - | 102,840 | 156,045 |
| | 668 | 27 | 118,932 | 186,089 |

(a) See note 15, guarantees for loans and financing.

(b) As of March 31, 2007 and December 31, 2006 the balance of "Temporary cash investments" is as follows:

| | Yield ratefor the quarter – 2007 - % | Yield rate in 2006 - % | Consolidated 03/31/2007 | Consolidated 12/31/2006 |
|---|---|---|---|---|
| Flowers Multimercado - Calyon (i) | 3.64 | 20.07 | 73,320 | 122,746 |
| Fox - FIA (ii) | 4.35 | 34.01 | 10,651 | 15,167 |
| Credit Suisse - portfolio (iii) | 11.43 | 15.64 | 7,721 | 7,487 |
| Other | - | - | 11,148 | 10,645 |
| | | | **102,840** | **156,045** |

(i) Refers to 14,632,565 shares held as of March 31, 2007 (25,389,050 shares as of December 31, 2006) in a financial investment fund, composed of shares in several other balanced and equity funds, managed by Crédit Agricole Private Capital Management, recorded at fair value. At the end of the quarter, the fund yielded 92.03% in fixed-income, basically Bank Certificates of Deposit (CDBs), Domestic Supply (DI) - Future, and National Treasury notes (NTN-B), e 7.97% in variable income, composed of dollar, options and shares.

(ii) Refers to 4,443 shares held as of March 31, 2007 (6,662 shares as of December 31, 2006) in an investment fund in shares of other companies managed by Banco Itaú S.A., recorded at fair value, being approximately 32% invested in Vale do Rio Doce, Bradespar S.A., Bancos Bradesco S.A. e Itaú S.A., CCR, Transportes Aéreos Marília - TAM, Gol Linhas Aéreas, Companhia Siderúrgica Nacional – CSN, and Ambev. The remaining shares are dispersed in approximately 25 publicly-traded companies, and in none of them the percentage is greater than 6% individually.

(iii) Refers to 823,213 shares, held as of March 31, 2007 and December 31, 2006, in a financial investment fund consisting 84% of Government Debt Securities (National Treasury Bills - LTNs) and 16% of other government securities.

## 6. SECURITIES

| | Yield rate in the periods - % | Consolidated 03/31/2007 | Consolidated 12/31/2006 |
|---|---|---|---|
| Austrian bonds (*) | 91.20 of CDI | 79,430 | 77,298 |
| Other companies' shares: | | | |
| Companhia Vale do Rio Doce S.A. | | 1,597 | 1,349 |
| Banco Unibanco S.A. | | 454 | 492 |
| Petróleo Brasileiro S.A.- Petrobras | | 670 | 721 |
| Siderúrgica Nacional S.A. | | 655 | 480 |
| Other shares | | 550 | 1,561 |
| | | **83,356** | **81,901** |

(*) Refers to Austrian government debt securities, adjusted based on 91.20% of the interbank deposit rate (CDI) as of March 31, 2007 and 31 December, 2006. On January 13, 2006, the subsidiary Marisa Lojas acquired Austrian government bonds, the so-called "Austrian Bonds", with maturity on July 11, 2007. These bonds are issued by state companies, all owned by the Austrian Government, to raise funds for their projects. Specifically in this transaction, Marisa Lojas acquired bonds issued by an Austrian federal highway called OeBB Infrastruktur Bau AG.

## 7. TRADE ACCOUNTS RECEIVABLE

| | Consolidated 03/31/2007 | Consolidated 12/31/2006 |
|---|---|---|
| Trade accounts receivable - Marisa Card: | | |
| Current: | | |
| From 211 to 240 days | 8,524 | 13,450 |
| From 181 to 210 days | 6,530 | 27,740 |
| From 151 to 180 days | 9,508 | 30,908 |
| From 121 to 150 days | 17,914 | 40,317 |
| From 91 to 120 days | 45,209 | 46,986 |
| From 61 to 90 days | 56,787 | 61,784 |
| From 31 to 60 days | 64,100 | 46,056 |
| Up to 30 days | 31,413 | 16,912 |
| Past-due: | | |
| Up to 30 days | 90,347 | 72,104 |
| From 31 to 60 days | 16,838 | 9,294 |
| From 61 to 90 days | 16,262 | 8,068 |
| From 91 to 120 days | 10,441 | 8,890 |

| | | |
|---|---|---|
| From 121 to 150 days | 8,247 | 7,961 |
| From 151 to 180 days | 8,141 | 8,697 |
| | 390,261 | 399,167 |
| Credit card companies - third parties | 17,985 | 29,667 |
| Other receivables | 430 | 1,997 |
| Allowance for doubtful accounts | (23,324) | (34,950) |
| Adjustment to present value | (4,334) | (7,574) |
| | 381,018 | 388,307 |

## 8. INVENTORIES

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| Goods for resale | 111,585 | 101,445 |
| Adjustment to present value | (1,844) | (1,252) |
| Provision for inventory losses | (5,336) | (7,378) |
| | 104,405 | 92,815 |

## 9. RECOVERABLE TAXES

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| Income tax for offset | 10,162 | 9,329 |
| COFINS (tax on revenue) | 1,609 | 146 |
| PIS (tax on revenue) | 373 | 26 |
| ICMS (state VAT) | 8,543 | 6,171 |
| CSLL (social contribution on net profit) | 518 | 386 |
| Other | 71 | 41 |
| Current assets | 21,276 | 16,099 |
| | | |
| Recoverable ICMS | 2,237 | 1,940 |
| COFINS (tax on revenue) | - | 1,488 |
| PIS (tax on revenue) | - | 353 |
| Noncurrent assets (*) | 2,237 | 3,781 |

(*) The balances in consolidated noncurrent assets are recorded under the caption "Other Receivables".

## 10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

| | Consolidated | | | |
|---|---|---|---|---|
| | 03/31/2007 | | 12/31/2006 | |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| Noncurrent: | | | | |
| Tax contingencies | 67,409 | 67,409 | 67,085 | 67,085 |
| Labor contingencies | 11,475 | 11,475 | 10,881 | 10,881 |
| Civil contingencies | 7,949 | 7,949 | 6,226 | 6,226 |
| Provision for inventory losses | 5,335 | 5,335 | 7,378 | 7,378 |
| Provision for adjustment to present value | 4,207 | 4,207 | 6,550 | 6,550 |
| Provision for swap losses | 8,076 | 8,076 | 8,076 | 8,076 |
| Other | 2,640 | 2,640 | 2,640 | 2,640 |
| Allowance for doubtful accounts | 21,858 | 21,858 | - | - |
| Social contribution tax loss carryforwards | - | 117,668 | - | 35,094 |
| Tax loss | 101,916 | - | 20,603 | - |
| | 230,865 | 246,617 | 129,439 | 143,930 |
| Tax rate | 25% | 9% | 25% | 9% |
| | 57,716 | 22,196 | 32,360 | 12,954 |
| Current assets | 28,150 | 11,551 | 4,860 | 1,750 |
| Noncurrent assets | 29,566 | 10,645 | 27,500 | 11,204 |

Based on projections of future taxable income of the Company's subsidiaries, the estimated recovery of the consolidated deferred income and social contribution tax assets on tax loss carryforwards is as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| 2008 | - | 11,623 |
| 2009 | 10,053 | 9,027 |
| 2010 | 10,053 | 9,027 |
| 2011 | 10,053 | 9,027 |
| 2012 | 10,052 | - |
| | 40,211 | 38,704 |

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

The asset amount recorded is limited to amounts whose offset is based on projected taxable income, discounted to present value, realized by the Company's subsidiaries for the next five years, also considering that the offset of tax loss carryforwards is limited to 30% of the annual taxable income before income tax, as determined by Brazilian tax legislation.

The balance of deferred income tax as of March 31, 2007 includes the total effect of tax loss carryforwards of the subsidiaries Marisa Lojas and Credi-21, which can be carried forward indefinitely and can be offset against future taxable income. As of December 31, 2006, on the amount of tax loss carryforwards, totaling R$21,512, and temporary differences, totaling R$21,812, of the subsidiary Credi-21, the deferred charges amount of R$14,730 was not recorded because, for that period, there were no projections of future taxable income supporting its realization.

It is estimated that the balance referring to deferred taxes arising from temporary differences as of March 31, 2007 will be realized by 2012. However, we are unable to accurately estimate the years over which these temporary differences will be realized, as most of them are subject to court decisions over which the Company has no control or for which the Company is unable to predict when a final and unappealable decision will be issued.

Future taxable income projections include various estimates as to the performance of the Brazilian and international economies, selection of exchange rates, sales volume, sales prices, tax rates, among others, which may differ from actual data and amounts.

As the income and social contribution tax balance results not only from taxable income but also from the tax and corporate structure of the Company's subsidiaries, the existence of nontaxable income, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material relation between the net income of the Company's subsidiaries and the income and social contribution tax balance. Accordingly, the utilization of tax losses should not be considered indicative of future profits of the Company's subsidiaries.

b) Reconciliation of effective income and social contribution tax expenses

| | 03/31/2007 | |
|---|---|---|
| | Company | Consolidated |
| Income (loss) before income and social contribution taxes | 15,455 | (16,538) |
| Statutory rate | 34% | 34% |
| Expected income and social contribution income at statutory rate | 5,255 | 5,623 |
| i) Effect of income and social contribution taxes on permanent differences: | | |
| Fine on tax deficiency notices | - | (6) |
| Equity in subsidiaries | 6,212 | 10,178 |
| Loss on variable income investments higher than gains | - | (848) |
| Interest - Austrian bonds | - | 535 |
| Other permanent additions (deductions) | - | (79) |
| Income (loss), except financial income, of subsidiaries taxed based on deemed income: | | |
| Reversal of taxation effect - taxable income | - | (4,713) |
| Taxation based on deemed income, using gross revenue from sales as tax base | - | (2,137) |
| ii) Effect of income and social contribution taxes on temporary differences and tax losses for the quarter, for which deferred taxes were recorded as there was strong evidence of their realization in the quarter: | | |
| Temporary differences | - | 10,697 |
| Tax loss carryforwards | (957) | 13,211 |
| Credit recorded | - | 32,461 |
| Current income and social contribution taxes | - | (2,138) |
| Deferred income and social contribution taxes | - | 34,599 |

Under prevailing tax legislation, the accounting and tax records for the past 5 years, related to income and social contribution taxes, are open to review by tax authorities. Other taxes and contributions are open to review and approval by tax authorities for varying statutory periods.

## 11. RELATED-PARTY TRANSACTIONS

The balances and transactions with related parties are as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| Noncurrent assets: | | |
| Related parties: | | |
| Begoldi Comércio, Participação e Business Administration S.A.(a) | 1,855 | 9,174 |
| Other related parties | 38 | 59 |
| | 1,893 | 9,233 |
| Current liabilities: | | |
| Related party: | | |
| Begoldi Comércio, Participação e Administração S.A. (b) | - | 94,005 |
| Rentals payable (c): | | |
| Nix Administração e Participação Ltda. | 342 | 873 |
| Mareasa Participações Ltda. | 182 | 444 |
| Novay Participações Ltda. | 649 | 1,758 |
| Actio | 452 | - |
| Other | 19 | 17 |
| | 1,644 | 3,092 |
| | 1,644 | 97,097 |
| Dividends: | | |
| Begoldi Comércio, Participação e Administração S.A. (d) | 825 | 25,468 |
| Individuals | 83 | 403 |
| | 908 | 25,871 |
| Income (expenses)- | | |
| Rentals of Group real estate properties (e) | 4,661 | 14,370 |

(a) Refers to advances granted by Begoldi to subsidiaries and SPEs for the payment of taxes and administrative expenses in general, which are not subject to interest. Balances are classified in noncurrent assets because they have indeterminate maturity dates.

(b) As of December 31, 2006, the amount payable to the parent company Begoldi is added by the net equities of the SPEs, which were consolidated into the Company, as shown in notes 1 and 4, and the amounts of assets and liabilities of these entities are as follows:

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| | Athol | Lógica | Racional | Ativa | Fax | Transfer | Actio | Total |
|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | 382 | 305 | 375 | 4,246 | 312 | 138 | 24 | 5,782 |
| Securities | 8,052 | 6,875 | 8,200 | 1,099 | 8 | - | 10,347 | 34,581 |
| Trade accounts receivable | 6,970 | 6,221 | 7,048 | 6,709 | 6,874 | 39 | - | 33,861 |
| Other receivables | 1,097 | 990 | 628 | 1,210 | 95 | 50 | 2,920 | 6,990 |
| Long-term assets | 12 | - | - | - | - | - | 7,968 | 7,980 |
| Investment | - | - | - | - | - | - | 13,115 | 13,115 |
| Property and equipment | 78 | - | - | - | - | - | 16,357 | 16,435 |
| Total assets | 16,591 | 14,391 | 16,251 | 13,264 | 7,289 | 227 | 50,731 | 118,744 |
| | | | | | | | | |
| Accounts payable | 3,254 | 1,580 | 3,756 | 7,256 | 2,472 | 15 | - | 18,333 |
| Taxes payable | 1,085 | 1,133 | 1,247 | 426 | 371 | 10 | 842 | 5,114 |
| Other payables | 3 | 2 | 3 | 4 | 4 | - | 21 | 37 |
| Long-term liabilities | - | - | - | - | - | - | 1,255 | 1,255 |
| Total liabilities and shareholders' equity | 4,342 | 2,715 | 5,006 | 7,686 | 2,847 | 25 | 2,118 | 24,739 |
| Net assets | 12,249 | 11,676 | 11,245 | 5,578 | 4,442 | 202 | 48,613 | 94,005 |

(c) Refers to rentals payable to related companies, as shown in note 24.f.

(d) Refers to dividends due by the holding company Marisa Lojas.

(e) Refers to rentals paid by the Group companies:

| | 03/31/2007 | 12/31/2006 |
|---|---|---|
| Nix Administrações e Participações Ltda. | 976 | 4,184 |
| Mareasa Participações Ltda. | 512 | 2,293 |
| Actio Participações Ltda. | 1,280 | - |
| Novay Participações Ltda. | 1,893 | 7,893 |
| | 4,661 | 14,370 |

## 12. INVESTMENTS

Company and consolidated investments are as follows:

| | Shareholders' equity | | Ownership interest - % | | Investments (Company) | | Investments (Consolidated) | | Equity in subsidiaries |
|---|---|---|---|---|---|---|---|---|---|
| | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 | 03/31/2007 | 12/31/2006 | 03/31/2007 |
| Marisa Lojas Varejistas Ltda. | 20,369 | 34,195 | 99.99 | 99.99 | 20,369 | 34,195 | - | - | (13,720) |
| Due Mille Participações Ltda. | 7,679 | 5,961 | 99.91 | 99.98 | 7,672 | 5,960 | - | - | 1,715 |
| Fix Participações Ltda. | 31,400 | 1,181 | 99.99 | 95.59 | 31,399 | 1,130 | - | - | 30,277 |
| Investment in real estate companies- | | | | | | | | | |
| Nix Administração e Participação Ltda. (*) | - | 61,962 | - | 21,17 | - | - | - | 13,115 | - |
| | | | | | 59,440 | 41,285 | - | 13,115 | 18,272 |
| Other | | | | | - | - | 2 | 2 | - |
| Total investments | | | | | 59,440 | 41,285 | 2 | 13,117 | 18,272 |

(*) Indirect ownership interest through Actio Participações Ltda. (SPE) as of December 31, 2006. As of 31 March 2007, Actio Participações Ltda. (SPE) was not consolidated because, beginning March 1, 2007, it ceased to provide own credit card data processing services to Credi-21, which, from that date, performs this activities using its own funds.

## 13. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

| | Average annual depreciation rate - % | Consolidated | | | |
|---|---|---|---|---|---|
| | | 03/31/2007 | | | 12/31/2006 |
| | | Cost | Depreciation | Net | Net |
| Property and equipment: | | | | | |
| Land | - | - | - | - | 8,154 |
| Buildings | 6 | - | - | - | 8,203 |
| Installations | 10 | 28,045 | (15,098) | 12,947 | 17,312 |
| Leasehold improvements | 20 | 141,151 | (52,642) | 88,509 | 45,380 |
| IT equipment | 20 | 23,623 | (12,356) | 11,267 | 12,012 |
| Furniture and fixtures | 10 | 20,182 | (5,481) | 14,701 | 18,413 |
| Vehicles | 20 | 249 | (210) | 39 | 93 |
| Construction in progress | - | 22,121 | - | 22,121 | 50,815 |
| Other property and equipment | 10 | 679 | (36) | 643 | 305 |
| | | 236,050 | (85,823) | 150,227 | 160,687 |
| Intangible assets- | | | | | |
| Goodwill (*) | - | 14,697 | - | 14,697 | 16,045 |

(*) Represented by goodwill acquired by the subsidiary Marisa Lojas and based on commercial locations where the Marisa and Marisa Família stores are located, which is an intangible asset that can be sold and is not impaired over time. However, the subsidiary Marisa Lojas tests this asset for impairment annually.

## 14. TRADE ACCOUNTS PAYABLE

As of March 31, 2007 and December 31, 2006, the Company had 550 suppliers, all located in Brazil. At the balance sheet dates, the five main suppliers accounted for approximately 12% of total trade accounts payable and none represented individually more than 4%. Individually, other suppliers do not represent more than 2% of total trade accounts payable.

## 15. LOANS AND FINANCING

As of March 31, 2007 and December 31, 2006, the Company's subsidiaries had the following loans in Brazilian reais:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | Principal | Interest | 03/31/2007 | 12/31/2006 | Charges | Maturity |
| Current liabilities: | | | | | | |
| Banco Alfa - working capital | 5,000 | 113 | 5,113 | 5,116 | Interest of 106% of CDI (a) | From May to July 2007 |
| Banco Bradesco - working capital | 4,000 | 23 | 4,023 | 4,024 | Interest of 108.5% of CDI (a) | July 2007 |
| Banco Bradesco - secured account | 6,888 | - | 6,888 | - | Interest of 108.5% of CDI (a) | April 2007 |
| Banco Bradesco - BNDES | 2,082 | 194 | 2,276 | 2,230 | Interest of 6.5% p.a. + TJLP (b) | April 2009 |
| Banco Safra - buyer financing | 9,493 | 644 | 10,137 | 8,600 | Interest of 102% of CDI (a) | April 2007 |
| Banco Safra - working capital | - | - | - | 20,074 | Interest of 108% of CDI (a) | April 2007 |
| Banco Safra - working capital | 27,460 | - | 27,460 | 9,164 | Interest from 1.50% p.a. to 2.00% p.a. + CDI (a) | From June to July 2007 |
| Banco Safra - FINAME | 790 | 60 | 850 | 554 | Interest from 4.5% p.a. to 6% p.a. + TJLP (b) | From April 2007 to Octoberl 2009 |
| Banco Santander - Resolutions No. 2,770 and 3,221 (*) | 39,497 | 464 | 39,961 | 34,728 | Interest of 118% of CDI (a) | From May to October 2007 |
| Banco Santander - Resolutions No. 2.,770 and 3,221 (*) | - | - | - | 5,331 | Interest of 112% to 118% of CDI (a) | April 2007 |
| Unibanco S.A. - buyer financing | 6,754 | - | 6,754 | 7,791 | Interest of 1.5% p.a. + CDI (a) | April 2007 |
| Unibanco S.A. - Resolution No 2,770 (*) | 11,900 | 1,900 | 13,800 | 11,941 | Interest of 2.96% p.a. + CDI (a) | September 2007 |
| Unibanco S.A. - BNDES | 1,558 | 426 | 1,984 | 2,287 | Interest from 4.5% p.a. to 5.5% p.a. + TJLP (b) | From December 2007 to December 2008 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 15,000 | 173 | 15,173 | 10,255 | Interest from 2.76% p.a. to 2.8% p.a. + CDI (a) | From May to September 2007 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 10,793 | 73 | 10,866 | 10,864 | Interest from 2.61% p.a. to 2.8% p.a. of CDI (a) | From June to September 2007 |
| Banco J. Safra S.A. - loan | 74,500 | 636 | 75,136 | 50,631 | Interest of 1.81% p.a. + CDI (a) | From April to May 2007 |
| Banco Credit Suisse S.A. (*) | 57,066 | 18,312 | 75,378 | 73,065 | Interest of 111% of CDI (a) | July 2007 |
| Banco Credit Suisse S.A. (*) | - | 1,570 | 1,570 | 1,629 | Interest of 106% of CDI (a) | August 2011 |
| Banco Credit Suisse S.A. (*) | 27,666 | 441 | 28,107 | 26,846 | Interest of 108% of CDI (a) | From April to August 2007 |
| Bndes financing | 14,155 | 272 | 14,427 | 10,932 | Interest of 2.8% p.a. + TJLP (b) | April 2011 |
| UBS Pactual | 42,857 | 734 | 43,591 | - | Interest of 1.2% p.a. + CDI (a) | February 2009 |
| Banco Citibank - Resolution No. 2,770 (*) | 45,000 | 2,036 | 47,036 | 45,494 | Fixed interest rate of 14.26% a.a. | From May to June 2007 |

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| | | | | | | |
|---|---|---|---|---|---|---|
| | 402,459 | 28,071 | 430,530 | 341,556 | | |
| Noncurrent liabilities: | | | | | | |
| Financing - BNDES | 82,654 | 1,590 | 84,244 | 63,703 | Interest of 2.8% p.a. + TJLP (b) | April 2011 |
| Banco Credit Suisse S.A. (*) | 99,100 | 489 | 99,589 | 78,100 | Interest of 106% of CDI (a) | August 2011 |
| Banco Credit Suisse S.A. (*) | - | - | - | 28,649 | Interest of 108% of CDI (a) | February 2009 |
| Safra S.A. - FINAME | 914 | 64 | 978 | 1,499 | Interest from 4.5% p.a. to 6% p.a. + TJLP (b) | From March 2008 to October 2009 |
| Banco Bradesco S.A. - BNDES | 2,168 | 203 | 2,371 | 2,973 | Interest of 6.5% p.a. + TJLP (b) | April 2009 |
| UBS Pactual | 37,143 | 635 | 37,778 | - | Interest of 1.2% p.a. + CDI (a) | April 2011 |
| Banco Santander S.A. - financial instrument | - | - | - | 973 | Interest of 9% p.a. + IPCA (c) | From May 2009 to August 2010 |
| Unibanco S.A. - BNDES | 252 | 69 | 321 | 556 | Interest from 4.5% p.a. to 5.5% p.a. + TJLP (b) | From December 2008 to August 2009 |
| | 222,231 | 3,050 | 225,281 | 176,453 | | |

(a) CDI - Interbank deposit rate.
(b) TJLP - Long-term interest rate.
(c) IPCA - Extended Consumer Price Index.

| Index | Quarterly rate - % 03/31/2007 | Annual rate - % 12/31/2006 |
|---|---|---|
| TJLP - Long-term interest rate | 6.50 | 6.85 |
| CDI - Interbank deposit rate | 13.34 | 14.63 |
| IPCA - Extended Consumer Price Index | - | 3.14 |

(*) On the same date these funds were raised, the subsidiaries Marisa Lojas and Credi-21 entered into swap transactions to hedge their exposure to market, currency, and interest rate risks. As of March 31, 2007 the swap balance recorded under loans and financing in current liabilities, with a corresponding entry in financial expenses, was R$25,792 (R$17,950 in December 31, 2006).

As of March 31, 2007 and December 31, 2006, loans and financing in noncurrent liabilities mature as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| 2008 | 93,369 | 46,200 |
| 2009 | 53,291 | 23,816 |
| 2010 | 53,031 | 18,631 |
| 2011 | 25,590 | 87,806 |
| | 225,281 | 176,453 |

Restrictive covenants

As of March 31, 2007 and December 31, 2006, the subsidiaries have loans and financing with covenants under the loan agreements entered into with banks. Some of these covenants have been complied with and others have not. The restrictive covenants related to the financial ratios required in the loan agreements entered into with Banco Credit Suisse S.A. and Unibanco S.A. - BNDES for the periods then ended are as follows:

Banco Credit Suisse S.A.

Indebtedness shall not exceed R$350,000 (not complied with).

Payment of dividends and interest on capital should not exceed 40% of net income (not complied with).

Disclose annual or quarterly financial reports.

For covenants not complied with, the Company's subsidiaries obtained a waiver until June 30, 2007 from its creditors of the rights to demand the immediate or accelerated payment of the amounts due on that date.

Unibanco S.A. - BNDES

Transfer of funds ("loan agreements") between subsidiaries and affiliates shall not exceed R$30,000 (not complied with).

Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity (not complied with).

Financial expenses for the period should not exceed 40% of EBITDA.

Payments of dividends shall be limited to 15% of net income, and of interest on capital to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve (not complied with).

As mentioned in note 26, on April 30, 2007, the Company's subsidiaries signed an amendment to the financing agreements entered into with Unibanco S.A., under which the creditors excluded the above-mentioned covenants from such agreements.

Guarantees for loans and financing

The loans and financing are guaranteed by the following related parties:

| | | | Consolidated | |
|---|---|---|---|---|
| | | | 03/31/2007 | 12/31/2006 |
| Company | Financial institution | Type of guarantee | R$ | R$ |
| Nix Administração e Participação Ltda. | Banco Credit Suisse S.A. | Promissory note | 221,037 | 221,037 |
| Bancos Bradesco e Safra | Bndes financing | Bank guarantees | 115,000 | 115,000 |
| Begoldi Comércio, Participação e Administração S.A. | Banco Citibank - Resolution No. 2,770 | Promissory note | 45,494 | 45,494 |
| Nix Administração e Participação Ltda. | Banco Santander | Promissory note | 40,059 | 40,059 |
| Marisa Lojas Varejistas Ltda. | Banco Safra S.A. | Promissory note | 35,328 | 35,328 |
| Begoldi Comércio, Participação e Administração S.A. and Nix Administração e Participação Ltda. | Banco Itaú - Resolutions No. 2,770 and 3,221 | Promissory note | 21,119 | 21,119 |
| Begoldi Comércio, Participação e Administração S.A. and Novay Participação Ltda. | Banco Bradesco S.A. | Real estate property (a) | 11,750 | 11,750 |
| Begoldi Comércio, Participação e Administração S.A. and Novay Participação Ltda. | Unibanco - União de Bancos Brasileiros S.A. | Real estate property (a) + pledge | 7,888 | 7,888 |

| | | | | |
|---|---|---|---|---|
| Nix Administração e Participação Ltda. | Banco Alfa S.A. | Promissory note | 2,500 | 2,500 |
| Begoldi Comércio, Participação e Administração S.A. | Banco UBS Pactual | Guarantee | 80,000 | - |
| Marisa Lojas Varejistas Ltda. | Banco Safra S.A. - FINAME | Promissory note | 1,385 | 1,385 |
| Marisa Lojas Varejistas Ltda. | Banco Credit Suisse S.A. | Fiduciary transfer (b) | 6,078 | 6,078 |
| | | | 587,638 | 507,638 |

(a) As of March 31, 2007 and December 31, 2006, the real estate properties offered in guarantee were recorded at the net book value of R$4,070 and R$4,746, respectively.

(b) Agreement for the fiduciary transfer of receivables and other covenants, under which Marisa Lojas fiduciarily transferred to Banco Credit Suisse S.A. 75% of all its receivables from billings of its stores related to sales carried out with two credit card companies, Redecard S.A. and Companhia Brasileira de Meios de Pagamento, which is effective until the repayment of the loan. Marisa Lojas shall keep in the account where the revenues given as guarantee are deposited an amount at least three times the amount required to pay an installment of the debt to Banco Credit Suisse S.A.

## 16. LEASE TRANSACTIONS

The subsidiaries Marisa Lojas and Credi-21 have equipment lease commitments for periods ranging from 24 to 36 months, with average interest rate equal to CDI plus 1.73% p.a., whereby assets are to be purchased at the end of the lease agreements for a symbolic residual value. Future lease commitments are treated as expense when payments are made and totaled approximately R$8,927 as of March 31, 2007 (R$9,660 as of December 31, 2006).

As of March 31, 2007 and December 31, 2006, lease commitments are as follows:

| Year | 03/31/2007<br>R$ | 12/31/2006<br>R$ |
|---|---|---|
| 2007 | 5,603 | 4,712 |
| 2008 | 3,110 | 3,517 |
| 2009 | 214 | 1,431 |
| Total | 8,927 | 9,660 |

Had such transactions been recorded as purchase of property and equipment for payment in installments, the balance of property and equipment as of March 31, 2007 would be increased by R$10,200, liabilities would be increased by R$8,927, and shareholders' equity as of that date would be increased by R$1,273 (R$10,809, R$9,660 and R$1,149, respectively as of December 31, 2006).

## 17. TAXES PAYABLE

| | Company | Consolidated | |
|---|---|---|---|
| | 03/31/2007 | 03/31/2007 | 12/31/2006 |
| Income tax | - | 13,770 | 14,616 |
| Social contribution tax | - | 3,007 | 3,602 |
| COFINS (tax on revenue) | - | 2,537 | 14,638 |
| PIS (tax on revenue) | - | 550 | 3,177 |
| ICMS (state VAT) | - | 7,269 | 32,386 |
| Other | 15 | 2,399 | 4,406 |
| | 15 | 29,532 | 72,825 |

As of December 31, 2006, the amount related to income tax and social contribution payable of subsidiaries was consolidated in the Company by means of subscribed capital due to the assignment and transfer of ownership interests aportadas on that date.

## 18. RESERVE FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, labor and civil lawsuits and in civil administrative proceedings. Management, based on the opinion of its legal counsel, believes that the reserve for contingencies is sufficient to cover probable losses. The balances of the reserves for contingencies are as follows:

| | Consolidated 12/31/2006 (1) | Additions | Write-offs | Charges | Net - unconsolidated companies (2) | Consolidated 03/31/2007 |
|---|---|---|---|---|---|---|
| Tax: | | | | | | |
| COFINS (a) | 39,113 | - | - | 630 | - | 39,743 |
| COFINS (b) | 5,804 | - | - | 94 | - | 5,898 |
| Income tax - Law No. 8,200/91 (c) | 7,482 | - | - | - | - | 7,482 |
| Fgts (severance pay fund) (d) | 3,789 | - | - | 155 | - | 3,944 |
| 13th salary injunction (e) | 3,659 | - | - | - | - | 3,659 |
| State Poverty Alleviation Fund (FECP) - RJ (f) | 2,078 | - | (328) | - | - | 1,750 |
| Taxable income computation book (LALUR) | 1,671 | - | - | - | - | 1,671 |
| Social contribution tax (g) | 2,048 | 120 | - | 20 | (1,254) | 934 |
| Other tax contingencies | 6,058 | - | - | 13 | (2,809) | 3,262 |
| | 71,702 | 120 | (328) | 912 | (4,063) | 68,343 |
| Labor (h) | 14,053 | 593 | - | - | - | 14,646 |
| Civil (i) | 6,226 | 1,049 | (1) | - | 676 | 7,950 |
| Total contingencies | 91,981 | 1,762 | (329) | 912 | (3,387) | 90,939 |
| Escrow deposits | (15,350) | (8,487) | 7,483 | - | 969 | (15,385) |
| | 76,631 | | | | | 75,554 |

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(1) In compliance with CVM Resolution No. 489, the Company is disclosing the change in the reserve for contingencies for the quarter ended March 31, 2007, based on the balance as of December 31, 2006.

(2) These amounts refer to contingencies, net of escrow deposits, of SPEs not consolidated as of March 31 2007, but consolidated as of December 31, 2006, as mentioned in note 4.

(a) Law No. 9,718, of November 27, 1998, increased the COFINS rate from 2% to 3%, and allowed this 1% difference to be offset in 1999 against the tax payable in the same year. However, in 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the payment of the tax (1% rate difference).

(b) In 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the increase in the tax base, challenging articles 3 and 8, respectively, of said Law, and authorizing the payment of COFINS based on Supplementary Law No. 70/91.

As regards items (a) and (b), as of March 31, 2007, the court records were closed for judgment by the 3rd Region Regional Federal Court (TRF). Previous decisions of the Federal Supreme Court (STF) on the matter, based on article 195 of the Federal Constitution, prior to Constitutional Amendment 20/98, considered the expressions gross revenue and billings synonyms, making them equivalent to product, service or product and service sales. Therefore, paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional because it extended the concept of gross revenue to all revenues earned by legal entities, regardless of their activity and the accounting classification adopted. Based on the opinion of its legal counsel, the Company classified the likelihood of an unfavorable outcome on this lawsuit as probable.

(c) This lawsuit requests the court to declare that there is no legal or tax requirement to apply to the financial statements issued in 1991, for 1990, of the subsidiary Marisa Lojas, the fiscal National Treasury Bond (BTN) variation, adjusted according to the tax adjustment index, and, instead, the fiscal BTN adjusted by the Consumer Price Index (IPC) should be applied on income and social contribution taxes and tax on net income (ILL) falling due. The initial lawsuit was numbered No. 91.0653835-5 and unfolded into several lawsuits. The court records are awaiting the issuance of the court decision that rejected the special appeal filed. Previous court decisions consider this Law fully constitutional; accordingly, the likelihood of an unfavorable outcome is probable.

(d) The subsidiary Marisa Lojas filed a lawsuit against the Federal Government, distributed on September 26, 2001 under No. 2001.61.00.024399-6, requesting the unconstitutionality of Supplementary Law No. 110/01, arguing it fails to comply with the precedence principle set forth in article 150, III, "b", of the Federal Constitution. An appeal was filed against this court decision that partially granted the request; numbered No. 490790-9, which is currently awaiting judgment by the STF. Marisa Lojas made escrow deposits until December 2006 based on its monthly payroll. Currently, the STF is judging the special appeal filed. There is a partially favorable decision that prevents the levy of the tax during the first three months. Among the related lawsuits we highlight the direct action of unconstitutionality (ADIN) No. 2,568, being judged by the STF. The injunction granted to this direct action of unconstitutionality declares the constitutionality of Supplementary Law No. 110/01, except for the heading of article 14, related to the ninety-day grace period before which the tax cannot be levied. Previous lower and appeal court decisions are uniform; accordingly, this position, which until now has been unfavorable to taxpayers, can be reversed.

(e) Lawsuit requesting the court to declare that the subsidiary Marisa Lojas is not legally bound to pay social security contribution on Christmas bonuses and to authorize the Company to offset the amount it considers unduly paid. Marisa Lojas made several escrow deposits and, currently, it is regularly paying the 13th salary, however, the deposit period is still under discussion. As of March 31, 2007, the Company is awaiting the judgment of the lawsuit by a lower court. Previous court decisions, including by the STF, are unfavorable, although there were no lower court decisions; accordingly, the likelihood of an unfavorable outcome is probable.

(f) Lawsuit filed against the Rio de Janeiro State Government to have the unconstitutionality of the Poverty Alleviation Fund - Law No. 4,056/02 declared. After the claim was dismissed by the Rio Janeiro Justice Court (TJRJ), an extraordinary appeal was filed, which is awaiting judgment, and a special appeal has been definitely dismissed. The subsidiary Marisa Lojas makes a monthly escrow deposit of the ICMS difference calculated in this State; accordingly, the likelihood of an unfavorable outcome is probable.

(g) Lawsuit filed under No. 2004.61.00.019379-9 is challenging the increase in the social contribution tax base, when approved based on deemed income. This lawsuit challenges paragraph 62, which sets forth the amounts calculated on the tax base difference, increasing it from 12% to 32%. The subsidiaries TCM and Primos make a monthly escrow deposit of these amounts. Lawsuits are filed with the 17th Federal Court, and there is no consensual understanding on this matter; accordingly, the likelihood of an unfavorable outcome is probable because of the arguments presented.

(h) As of March 31, 2007, the Company's subsidiaries are parties to 523 labor lawsuits filed by former employees and third parties demanding the payment of severance pay, salary premiums, overtime, and amounts payable due to joint liability.

(i) As of December 31, 2006, the Company's subsidiaries are parties to 1,772 civil lawsuits and administrative proceedings, filed with civil courts, special civil courts and the consumer protection agency PROCON by consumers, suppliers, and former employees, most of which claiming indemnities.

As of March 31, 2007 and December 31, 2006, the Company's subsidiaries are parties to other lawsuits, for which the likelihood of loss, according to the analysis of their legal counsel, is possible, in the approximate amount of R$14,108 (R$4,092 as of December 31, 2006), for which the Company's management, supported by the opinion of its legal counsel, understands that the recognition of a provision for loss is not necessary.

## 19. TAXES IN INSTALLMENTS

Law No. 10,684, of May 30, 2003, provides for, among other issues, the tax debt refinancing program (PAES) that allows for the payment of tax debts to the Federal Revenue Service, the National Treasury Attorney General, and National Institute of Social Security (INSS) in installments. In July 2003, the subsidiary Marisa Lojas decided to include in this program some tax debts that were discussed in courts. In the first quarter of 2007, the amount of R$120 (R$465 in 2006) was amortized, presenting a debit balance of R$3,018 (R$3,098 on December 2006) (R$1,098 - principal, R$229 – fine and R$881 - interest) at the end of the period, and the amounts of R$483 (R$475 on December 2006) and R$2,535 (R$2,623 on December 2006) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2013.
Additionally, on September 1, 2006 the subsidiary Marisa Lojas requested the payment in installments of the income tax deficiency notice raised on alleged undue offset of 1997-1999 tax loss carryforwards, and the recognition of a tax credit because of an alleged failure to add to net income for the above-mentioned periods, in the determination of taxable income, of gains earned abroad by a subsidiary and remitted to Brazil. This payment was divided into 59 monthly installments. In the first quarter of 2007, the amount of R$405 (R$599 on December 2006) was amortized, presenting a debit balance of R$11,037 (R$11,503 on December 2006) (R$3,125 - principal, R$2,344 – fine and R$5,568 - interest) at the end of the period, and the amounts of R$2,453 (R$2,320 on December 2006) and R$8,584 (R$9,183 on December 2006) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2011.

The regular payment of taxes and other obligations is mandatory to maintain the payment terms and conditions of this program.

These payments in installments are recorded under the caption "Reserve for contingencies".

Installments in noncurrent liabilities as of March 31, 2007 and December 31, 2006 mature as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| 2008 | 2,936 | 2,979 |
| 2009 | 2,936 | 2,979 |
| 2010 | 2,936 | 2,979 |
| 2011 | 1,707 | 2,146 |
| 2012 | 483 | 475 |
| 2013 | 121 | 248 |
| | 11,119 | 11,806 |

Had this subsidiary recognized its financial liabilities at fair value, it would have recognized a gain before income and social contribution taxes of R$1,152 as of March 31, 2007, as shown below:

| Financial liability | Carrying amount | Fair value | Gain |
|---|---|---|---|
| Taxes in installments | 11,119 | 12,271 | 1,152 |

## 20. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital as of March 31, 2007 is R$44,634 (R$41,315 as of 31 December, 2006), represented by 44,634,410 (41,314,417 as of 31 December, 2006) common shares without par value and with voting rights at the Shareholders' Meetings as follows:

a) Capital

| | Number of shares | Ownership interest - % 03/31/2007 |
|---|---|---|
| Begoldi Comércio, Participação e Administração S.A. | 33,401,633 | 74.83 |
| Other shareholders domiciled in Brazil | 11,232,777 | 25.17 |
| | 44,634,410 | 100.00 |

The Company is authorized to increase its capital up to the limit of 150,000,000 common shares without par value.

b) Allocation of net income

In accordance with the Company's bylaws, shareholders are entitled to a mandatory minimum dividend of 25% of net income with the following adjustments: (i) addition of the amounts arising from the reversal, in the quarter, of previously recognized reserves for contingencies; (ii) reduction of the amounts allocated, in the quarter, to the legal reserve and reserves for contingencies; and (iii) whenever the amount of the mandatory minimum dividend exceeds the realized portion of net income for the quarter, Management may propose, and the Shareholders' Meeting may approve, the allocation of the exceeding amount to the unrealized profit reserve (article 197 of Brazilian corporate law).

## 21. OTHER OPERATING INCOME (EXPENSES)

For a better understanding of the performance and contribution of Marisa Card financial services to the Company's results, we present below the breakdown of other operating income (expenses), net.

| | Consolidated<br>03/31/2007 |
|---|---|
| Result of financial services: | |
| Income from financial services | 24,106 |
| Expenses on financial services | (7,631) |
| Losses on receivables, net | (15,774) |
| | 701 |
| Other operating income (expenses): | |
| Recorded reserves | (1,642) |
| Tax credits | 3,108 |
| Recovered expenses | 1,154 |
| Other | 444 |
| | 3,064 |
| | **3,765** |

## 22. FINANCIAL INCOME (EXPENSES)

| | Consolidated 03/31/2007 |
|---|---|
| Financial expenses: | |
| Loss on variable-income investments | (21,182) |
| Interest | (10,949) |
| CPMF (tax on banking transactions) | (2,136) |
| Banking expenses | (1,109) |
| Monetary variation | (1,160) |
| Adjustment to present value | (2,276) |
| Other | (2,269) |
| | (41,081) |
| Financial income: | |
| Temporary cash investments | 24,241 |
| Monetary variation | 204 |
| Adjustment to present value | 3,240 |
| Other | 249 |
| | 27,934 |

## 23. OTHER NONOPERATING INCOME (EXPENSES)

| | 03/31/2007 | |
|---|---|---|
| | Company | Consolidated |
| Nonoperating income: | | |
| Gains on investments | - | 1,013 |
| Other | - | 343 |
| | - | 1,356 |
| Nonoperating expenses: | | |
| Losses on investments | (2,437) | (2,455) |
| Other | - | (2) |
| | (2,437) | (2,457) |
| | (2,437) | (1,101) |

Gains (losses) on investments refer to the percentage variation in investments made in subsidiaries during the quarter.

## 24. FINANCIAL INSTRUMENTS

The Company's subsidiaries carry out transactions involving the usual financial instruments described below. There were no material differences between the estimated fair values of financial instruments of subsidiaries as of March 31, 2007 and December 31, 2006, recorded in balance sheet accounts, and their carrying amounts.

a) Credit risk

The sales and credit policies of the subsidiaries are subject to the credit policies established by their Management and are intended to minimize possible problems with the default of customers. This goal is attained by the subsidiaries' Management through a careful selection of customer portfolio, which considers their ability to pay (credit rating) and diversification of their operations (risk dilution). The subsidiaries recognized an allowance for doubtful accounts in the amount of R$23,324 as of March 31, 2007 (R$34,950 as of December 31, 2006) to cover credit risks.

b) Loans and financing in foreign currency

There are amounts payable denominated in foreign currency, which are thus exposed to exchange risks. As of March 31, 2007 and December 31, 2006, the subsidiaries had financial instruments to hedge these liabilities denominated in foreign currency. The main balances denominated in foreign currency refer to loans and financing and are mentioned in note 15. The exchange gain or loss as of March 31, 2007 and December 31, 2006 is recorded in current assets or liabilities.

c) Fair value of financial instruments

The fair value of cash and cash equivalents (cash, banks, temporary cash investments and marketable securities), trade accounts receivable and current liabilities approximates their carrying amount, as the maturity of a significant portion of these balances is close to the balance sheet date. Loans and financing are monetarily adjusted based on inflation indices and variable interest rates due to market conditions and, therefore, the debit balance as of the balance sheet dates approximates the fair value.

d) Concentration of risk

Financial instruments that potentially subject the subsidiaries to concentration of credit risk consist mainly of bank accounts, temporary cash investments and trade accounts receivable, mainly related to transactions carried out with the subsidiary Credi-21. The balance of trade accounts receivable is distributed among the credit card companies. In the 1st quarter of 2007, transactions with Credi-21 account for approximately 96% (93% in 2006) of total credit card sales transactions. The total balance of trade accounts receivable is denominated in Brazilian reais.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on their long-term obligations.

f) Future commitments

As of March 31, 2007 and December 31, 2006, the subsidiaries had lease agreements entered into with related companies and third parties. The lease amount of the real estate properties of related parties is always the higher of: (i) the amount equivalent to 3.65% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to related parties, of R$1,198. These lease agreements are effective for five years and can be contractually and automatically renewed for up to two five-year periods. The lease amount of the real estate properties of third parties is always the higher of: (i) the amount equivalent to 3% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to third parties, of R$2,279. These lease agreements are effective for five to fifteen years, and can be renewed.

## 25. INSURANCE COVERAGE (UNAUDITED)

The Company's subsidiaries have an insurance policy that considers mainly risk concentration and its materiality, contracted at amounts considered sufficient by Management according to the type of their activities and advice of the insurance brokers.

As of March 31, 2007 and December 31, 2006, insurance coverage is as follows:

| | Consolidated | |
|---|---|---|
| | 03/31/2007 | 12/31/2006 |
| Civil liability | 1,000 | 1,000 |
| Sundry risks - inventories and property and equipment | 44,200 | 44,200 |
| National and international transportation | 2,500 | 2,500 |
| Vehicles | 728 | 728 |
| | 48,428 | 48,428 |

## 26. SUBSEQUENT EVENTS

Extension of loan maturity dates

Loans that had their maturity dates extended are as follows:

| | Principal | Charges | Agreement maturity date | Agreement amendment date |
|---|---|---|---|---|
| Banco Bradesco | 6,888 | Interest of 108.5% of CDI | April 2007 | August 2007 |
| Unibanco S.A. - buyer financing | 6,754 | Interest of 1.5% p.a. + CDI | April 2007 | July 2007 |
| Banco J. Safra S.A. - loan | 50,011 | Interest of 2% p.a. + CDI | May 2007 | June 2007 |
| Banco Itaú BBA - Resolution No. 2,770 | 4,804 | Interest of 2.7% p.a. + CDI | May 2007 | September 2007 |
| Banco J. Safra - working capital | 25,000 | Interest of 0.15% p.m. + CDI | March 2007 | May 2007 |

Settled loans

In April 2007, we settled a total amount of R$10,183 related to buyer financing and FINAME agreements from Banco Safra.

BNDES financing

On May 2, 2007, the Company obtained the release of R$15,425 from the BNDES (National Bank for Economic and Social Development). This amount is subject to interest of 2.80% per year plus TJLP, with a grace period of 12 months with maturity on April 15, 2012. The value is collaterized by bank guarantee (see note 15).

Amendment to financing agreement with Unibanco S.A. - BNDES

On April 30, 2007, the Company's subsidiaries signed an amendment to the financing agreements entered into with Unibanco S.A. - BNDES, under which the creditors excluded the following covenants from such agreements.

- Transfer of funds ("loan agreements") between subsidiaries and affiliates shall not exceed R$30,000.

- Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity.

- Financial expenses for the period should not exceed 40% of EBITDA.

- Payments of dividends shall be limited to 15% of net income, and of interest on capital to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve.

Stock option plan

On April 25, 2007, the Company's Board of Directors established a stock option plan, through a Stock Option Agreement, appointing eligible employees in power positions and highly qualified service providers of the Company or its subsidiaries in order to align the interests and goals of these individuals with strategies and results expected by the Company. The option may be partially or totally exercised during the period defined in the Stock Option Agreement according to the plan's effective period. Under the plan, on April 25, 2007 the total number of common shares underlying the options that can be granted was 892,688 common shares of authorized capital stock, and they cannot exceed 2% of the total number of cash shares of the Company at any time during the plan's effective plan. Under the plan, all shares acquired with the exercise of vested options shall have the same rights and advantages granted to the common shares issued by the Company.

The exercise price of the options will be equivalent to the average market price of the Company's common shares in the last five trading sessions of the São Paulo Stock Exchange (BOVESPA) prior to the date of the Stock Option Agreement, and the Board of Directors can, at its sole discretion, apply a discount on this price, as determined for each specific case. The exercise price established in the Stock Option Agreement will be monetarily adjusted based on the IPCA (Extended Consumer Price Index) variation for the period between the date of the Stock Option Agreement and the subscription date.

Until the date of this report, no stock options had been granted or exercised; accordingly, no effects were produced on the statement of operations or shareholders' equity.

The exercise of all of these options would generate a dilution in relation to the number of Company's shares of approximately 2%.

**05.01 – COMMENTS ON THE COMPANY' S PERFORMANCE IN THE QUARTER**

Marisa S.A., has direct and indirect equity interest in its subsidiaries, Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda., Fix Participações Ltda, Credi-21 Participações Ltda, Primos Participações Ltda., TEF Participações Ltda. and TCM Participações Ltda. Accordingly, the comment on the Company's performance will be presented in Group 08 – Comment on the Consolidated Performance.

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 1 | Total Assets | 976,851 | 1,025,220 |
| 1.01 | Current Assets | 765,136 | 781,978 |
| 1.01.01 | Cash and cash equivalents | 118,932 | 186,089 |
| 1.01.01.01 | Cash | 4,669 | 6,755 |
| 1.01.01.02 | Banks | 11,423 | 23,289 |
| 1.01.01.03 | Temporary cash investments | 102,840 | 156,045 |
| 1.01.02 | Receivables | 541,799 | 503,074 |
| 1.01.02.01 | Customers | 381,018 | 388,307 |
| 1.01.02.01.01 | Trade accounts receivables | 408,676 | 430,831 |
| 1.01.02.01.02 | Allowance for doubtful accounts | (23,324) | (34,950) |
| 1.01.02.01.03 | Adjustment to present value | (4,334) | (7,574) |
| 1.01.02.02 | Other receivables | 160,781 | 114,767 |
| 1.01.02.02.01 | Securities | 83,356 | 81,901 |
| 1.01.02.02.02 | Recoverable taxes | 21,276 | 16,099 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 39,701 | 6,610 |
| 1.01.02.02.04 | Prepaid expenses | 400 | 860 |
| 1.01.02.02.05 | Other receivables | 16,048 | 9,297 |
| 1.01.03 | Inventories | 104,405 | 92,815 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 211,715 | 243,242 |
| 1.02.01 | Long-term assets | 44,341 | 51,886 |
| 1.02.01.01 | Other receivables | 40,211 | 38,704 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 40,211 | 38,704 |
| 1.02.01.02 | Intercompany receivables | 1,893 | 9,233 |
| 1.02.01.02.01 | Affiliates | 1,855 | 9,174 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 38 | 59 |
| 1.02.01.03 | Other | 2,237 | 3,949 |
| 1.02.02 | Permanent assets | 167,374 | 191,356 |
| 1.02.02.01 | Investments | 2 | 13,117 |
| 1.02.02.01.01 | Investments in affiliates | 0 | 0 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 13,115 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 2 | 2 |
| 1.02.02.02 | Property and equipment | 150,227 | 160,687 |
| 1.02.02.03 | Intangible assets | 14,697 | 16,045 |
| 1.02.02.04 | Deferred charges | 2,448 | 1,507 |

**(Convenience Translation into English from the Original Previously Issued in Portuguese)**
**FEDERAL PUBLIC SERVICE**
**BRAZILIAN SECURITIES COMMISSION (CVM)**
**INTERIM FINANCIAL STATEMENTS (ITR)** **03/31/2007** **Corporate Law**
**COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 - 03/31/2007 | 4 - 12/31/2006 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 976,851 | 1,025,220 |
| 2.01 | Current liabilities | 603,325 | 724,136 |
| 2.01.01 | Loans and financing | 430,530 | 341,556 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 109,174 | 156,576 |
| 2.01.04 | Taxes payable | 29,532 | 72,825 |
| 2.01.04.01 | Taxes payable | 29,532 | 72,825 |
| 2.01.05 | Dividends payable | 908 | 25,871 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 1,644 | 97,097 |
| 2.01.08 | Other | 31,537 | 30,211 |
| 2.01.08.01 | Payroll and related charges | 17,820 | 18,762 |
| 2.01.08.02 | Other payables | 13,717 | 11,449 |
| 2.02 | Noncurrent liabilities | 311,954 | 264,890 |
| 2.02.01 | Long-term liabilities | 311,954 | 264,890 |
| 2.02.01.01 | Loans and financing | 225,281 | 176,453 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 75,554 | 76,631 |
| 2.02.01.03.01 | Reserve for contingencies | 75,554 | 76,631 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 11,119 | 11,806 |
| 2.02.01.06.01 | Taxes in installments | 11,119 | 11,806 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.03 | Minority interest | 1,585 | 1,107 |
| 2.04 | Shareholders' equity | 59,987 | 35,087 |
| 2.04.01 | Capital | 44,634 | 41,315 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 0 | 0 |
| 2.04.04.01 | Legal | 0 | 0 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | 15,353 | (6,228) |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - Code | 2 – Description | 3-01/01/2007 to 03/31/2007 | 4-01/01/2007 to 03/31/2007 | 5-01/01/2006 to 03/31/2006 | 6-01/01/2006 to 03/31/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 305,594 | 305,594 | 0 | 0 |
| 3.02 | Deductions | (94,950) | (94,950) | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 210,644 | 210,644 | 0 | 0 |
| 3.04 | Cost of sales and/or services | (117,810) | (117,810) | 0 | 0 |
| 3.05 | Gross profit | 92,834 | 92,834 | 0 | 0 |
| 3.06 | Operating (expenses) income | (108,271) | (108,271) | 0 | 0 |
| 3.06.01 | Selling | (84,650) | (84,650) | 0 | 0 |
| 3.06.02 | General and administrative | (17,352) | (17,352) | 0 | 0 |
| 3.06.03 | Financial, net | (10,034) | (10,034) | 0 | 0 |
| 3.06.03.01 | Financial income | 31,047 | 31,047 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 27,934 | 27,934 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 3,113 | 3,113 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (41,081) | (41,081) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (41,081) | (41,081) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.04 | Other operating income | 3,765 | 3,765 | 0 | 0 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Income (loss) from operations | (15,437) | (15,437) | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | (1,101) | (1,101) | 0 | 0 |
| 3.08.01 | Income | 0 | 0 | 0 | 0 |
| 3.08.02 | Expenses | 0 | 0 | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | (16,538) | (16,538) | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | (2,138) | (2,138) | 0 | 0 |
| 3.11 | Deferred income tax | 34,599 | 34,599 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | (468) | (468) | 0 | 0 |
| 3.12.01 | Profit sharing | (468) | (468) | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.14 | Minority interest | 0 | 0 | 0 | 0 |
| 3.15 | Net income | 15,455 | 15,455 | 0 | 0 |
| | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 44,634,410 | 44,634,410 | 0 | 0 |
| | EARNINGS PER SHARE | 0.34626 | 0.34626 | 0 | 0 |
| | LOSS PER SHARE | | | 0 | 0 |

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

### 1. Gross operating Revenue

Marisa's gross operating revenue for the 1Q07 was R$305.6 million.
The gross operating revenue from goods sold during the 3 first months of the year was R$291.6 million. The source of this revenue is the sale of women's, children's and men's clothing, as well as bed, bath and table lines in the 167 stores that belongs to Marisa in all regions of Brazil. In the first quarter of 2007 Marisa opened one store.

The gross operating revenue from services reported for the 1Q07 was R$14.0 million, wich come from the following services:

- The sale of insurance products, Marisa Card billings fees, late payment fees related to the Marisa Card and Gift Card; and
- Services provided by Due Mille to our suppliers wich include mainly the logistics services related to delivery and re-use of clothes hangers. Due Mille oversees the return of clothes hangers from our stores to our distribution centers where they are once again to hold new pieces of clothing.

### 2. Sales Deductions

The following taxes are included under the line item "sales deductions":
Tax on the Circulation of Goods and Services *(ICMS – Imposto sobre Circulação de Mercadorias e Serviços),* Social Integration Program *(PIS – Programa de Integração Social*), and the Contribution for the Financing of Social Security *(COFINS – Contribuição para Financiamento da Seguridade Social).*

Besides the taxes mentioned above, the value of goods exchanged by our customers are also recorded under the line item "sales deductions".

The amount of deductions during 1Q07 was R$94.9 million.

### 3. Net Operating Revenue

Marisa's Net operating revenue for the 1Q07 reached R$210.7 million, due to the aforementioned reasons.

### 4. Cost of Goods and Services

Marisa's costs of goods and services during the 3 months ended in March, 31 of 2007 were R$117.8 million and include the following costs:

- Costs of goods purchased, plus inventory losses, the effects of recording adjustments at present value and discounts for advance payment to suppliers.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- Costs of services are related to Cred-21's activities, such as lease of Cred21 establishments, expenses with mail, telephone, messenger services, electricity, paper used in printing Marisa Card bills, outsourcing of collections services, marketing, logistics and inquiries to Consumer Protection Service *(SPC- Serviço de Proteção ao Consumidor).*

## 5. Operating (expenses) income

The operating income related to 1Q07 was R$98.3 million, wich was in line with the company's expectations due to the opening of new stores.

- Marisa's sales expenses were R$84.7 million. This amount is in line with the 154.7 thousand square meters under operation. It is included in this amount the expenses related to employees (payroll, ant tax charges and benefits), rental payments, condominiums fees and property tax, marketing, utilities, miscellaneous services, freight expenses, materials, depreciation and amortization expenses, non-fixed assets, transportations vouchers and transportation of valuable items, vehicle leasing and general expenses.
- Marisa's General and administrative expenses reached R$17.4 million. It is included in this amount expenses related to our head offices, such as: expenses with personnel, rental and related expenses, public utilities, miscellaneous services, materials, depreciation and amortization expenses, taxes and fees, non-fixed assets, vehicle leasing and general expenses.
- Marisa's other operating income (expenses) for the 1Q07 was R$3.8 million.
  Other operating income (expenses) consists of expenses such as: Tax, labor and civil contingencies, discounts granted to Marisa Card holders, provisions for doubtful accounts, and financial charges incurred in the raising of funds in the money market to support our credit operations involving the Marisa Card. Other operating income (expenses) consists of revenue from tax credits, Program of the State of Pernambuco, granted for an indefinite term, in the form of presumed credits of 3.0% of the total interstate deliveries by our distribution center located in this state, and revenue from financial services related to Marisa Card: (a) interest accruing payments in up to eight installments, and (b) interest on the late payment of installments and revolving credit.

## 6. Financial Income (expenses)

Marisa's net financial income for the 1Q07 was negative in R$10.0 million. This amount is related to the difference between financial income and financial expenses. Marisa's financial income results from gains and earnings due to exchange variation, and financial investments. Marisa's financial expenses consist of interest related to loans taken by Marisa and taxes on financial and exchange transactions.

## 7. Net Income

The net income reported for 1Q07 was R$15.5 million. This result is explained by the aforementioned reasons.

**01.01 - IDENTIFICATION**

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 09.01 – SUBSIDIARY/AFFILIATE

| 1- ITEM | 2 - CORPORATE NAME OF SUBSIDIARY/AFFILIATE | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) | 4 - CLASSIFICATION | 5 - % INTEREST IN INVESTEE'S CAPITAL | 6 - INVESTEE'S SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|
| 7- TYPE OF COMPANY | | 8 – NUMBER OF SHARES HELD IN CURRENT QUARTER (THOUSAND) | | 9 – NUMBER OF SHARES HELD IN PRIOR QUARTER (THOUSAND) | |
| 01 | MARISA LOJAS VAREJISTAS LTDA. | 61,189,288/0001-89 | PRIVATE SUBSIDIARY | 99.99 | 33.96 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 1,126,105 | | 1,126,105 | |
| 02 | DUE MILLE PARTICIPAÇÕES LTDA. | 03,633,549/0001-01 | PRIVATE SUBSIDIARY | 99.91 | 12.79 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 565,293 | | 565,293 | |
| 03 | FIX PARTICIPAÇÕES LTDA. | 06,230,052/0001-30 | PRIVATE SUBSIDIARY | 99.99 | 59.34 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 52,620,980 | | 52,620,980 | |

**17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED**

To the Shareholders and Management of
Marisa S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Marisa S.A., consisting of the individual (Company) and consolidated balance sheets as of March 31, 2007, the related statements of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously audited the individual and consolidated balance sheets as of December 31, 2006, presented for comparative purposes, and issued an unqualified opinion thereon, dated March 26, 2007, except for note 2, items b) and c), as to which the dates are May 7 and 16, 2007, respectively.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 11, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Law
03/31/2007

## 01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## CONTENTS


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**BYLAWS OF**

**MARISA S.A.**

**CHAPTER I**

**CORPORATE NAME, HEADQUARTERS, SUBJECT MATTER AND TERM**

**Article 1 – MARISA S.A.** ("Company") is a publicly-held company governed under these Bylaws, applicable legislation and the New Market Listing Rules ("New Market Rules") of the São Paulo Stock Market ("BOVESPA").

**Article 2** – The Company's headquarters is located in the City of São Paulo, State of São Paulo, at Rua James Holland, 422, Bairro da Barra Funda.

> **Sole Paragraph** – The Company may open branches, representative offices, warehouses, offices and any other establishments in Brazil upon resolution taken by the Board of Executive Officers.

**Article 3** – The Company is engaged in the organization, holding of interest and management, under the same system, in companies and businesses of any nature, as partner or shareholder.

**Article 4** – The Company is established for an indefinite term.

**CHAPTER II**

**CAPITAL STOCK, SHARES AND SHAREHOLDERS**

**Article 5** – The Company's capital stock fully subscribed and paid up is forty-four million six hundred thirty-four thousand and four hundred and ten reais (R$44,634,410.00), divided into one hundred thirty-three million nine hundred three thousand and two hundred thirty (133,903,230) non-par common shares.

**Article 6** – The Company is hereby authorized to increase its capital stock by up to four hundred fifty million (450,000,000) non-par common shares.

**Paragraph 1** – Within the limits authorized herein, the Company may, by Board of Directors' resolution, increase the capital stock, regardless of any statutory amendment. The Board of Directors shall establish the issuance conditions, including price and term for payment thereof.

**Paragraph 2** – Within the limit of authorized capital, the Board of Directors may resolve on the issuance of subscription warrant.

**Paragraph 3** – The Company's Board of Directors may grant purchase or subscription option of shares, under the Purchase or Subscription Option Plans approved at General Meetings, to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries, without granting preemptive rights to the shareholders over the granting or exercise of the options, with due regard for the article 19, item VI, below.

**Paragraph 4** – The Company shall not issue founder's shares.

**Article 7** – The capital stock shall be exclusively represented by common shares and each share shall entitle to one vote in the shareholders' resolutions.

**Article 8** – All Company's shares shall be book-entry and kept in the name of their holders in trust account held in financial institution authorized by the Securities and Exchange Commission (CVM).

**Sole Paragraph** – The cost incurred with the transfer and registration thereof, as well those incurred with shares in custody may be charged directly from the shareholder by the depositary institution, pursuant to the custodian agreement.

**Article 9** – At Board of Directors' discretion, the preemptive right over issuance of the shares, debentures convertible into shares or subscription warrant, the placement of which was carried out by trading at the stock exchange or public subscription, or even share swap, in public control acquisition offering, pursuant to law, within the limit of authorized capital, may be excluded or reduced.

## CHAPTER III

## COMPANY'S MANAGEMENT

### SECTION I

### GENERAL MEETING

**Article 10** – The Ordinary General Meeting shall be held once a year and the Extraordinary General Meetings, whenever is called pursuant to law or these Bylaws.

**Paragraph 1** – The General Meeting's resolutions shall be taken by a majority of votes, with due regard for paragraph 1 of article 35 hereof;

**Paragraph 2** – The General Meeting shall resolve on the agenda provided for in the respective call notices.

**Article 11** – The General Meeting shall be instated and chaired by the Board of Directors' Chairman or, in the absence thereof, by any other Board member, by shareholder appointed by the shareholders present thereat, which shall appoint the General Meeting's secretary.

**Article 12** – In addition to the duties provided by law, the General Meeting shall approve:

I. Registering and deregistering of the Company;
II. Adhesion to and delisting of the Company from the New Market Listing Rules ("New Market Rules) of the São Paulo Stock Exchange ("BOVESPA");
III. Any amendment to the Company's Bylaws;
IV. Any issuance of shares or other securities convertible into Company's shares (unless otherwise expressly established herein), as well as any alteration of rights, preferences, advantages or restrictions attributed to the shares or securities convertible into Company's shares;
V. Spin-off, amalgamation, merger (including merger of shares), transformation, winding-up or liquidation, as well as petition in voluntary bankruptcy or reorganization proceeding by the Company;

VI. Establishment of annual total compensation of the Company's managers;

VII. Approval of the Company's annual financial statements;

VIII. Resolution on, as per proposal presented by the management, use of profits ascertained for the fiscal year or payment of interest on net equity, based on the Company's annual financial statements;

IX. Approval and any amendments to the share option plan of managers or employees of the Company, which may not exceed five percent (5%) of its total capital stock;

X. Appoint a company specialized for preparing the appraisal report of the Company's shares, in the event of deregistering or delisting of the Company from the New Market, as provided for in Chapter V hereof, among the Companies appointed by the Board of Directors; and

XI. Resolve on any matter submitted to the Board of Directors.

**SECTION II**

**MANAGEMENT**

**Sub-Section I**

**General Provisions**

**Article 13**. The Company shall be managed by the Board of Directors and the Board of Executive Officers.

**Paragraph 1** – The members shall be invested in office upon execution of instrument drawn up in proper book, executed by manager invested in office, waiving posting of bond.

**Paragraph 2** – As of the Company's adhesion to the BOVESPA New Market segment, the Board of Directors' and Management members shall be invested in office upon prior subscription of the Managers Consent Instrument, as provided for in New Market Listing Rules. The managers shall, upon investiture in the respective offices, communicate BOVESPA the number and characteristics of the securities issued by the Company held directly or indirectly by them, including the derivatives therefrom.

**Paragraph 3** – The managers shall serve until such time as their successors are invested in office.

**Article 14** - The Meeting shall establish a limit of total annual compensation for distribution to the managers and the Board of Directors shall resolve on the individual compensation of the managers, with due regard for these Bylaws.

**Article 15** – With due regard for the call notice established herein, any management meeting shall be duly held upon attendance of the majority of its members and resolutions shall be taken by majority vote.

**Sole Paragraph** – Prior call notice of the meeting shall be waived upon attendance of all members, thus accepting, for such purposes, the votes cast in writing.

**Sub-Section II**

**Board of Directors**

**Article 16** – The Board of Directors shall be composed of five (5) to seven (7) members, all of them shareholders elected at the General Meeting, for a unified one (1) term of office; reelection is allowed.

**Paragraph 1** – As of the Company's adhesion to the New Market Listing Rules, at least twenty percent (20%) of the Board of Directors' members shall be Independent Board Members, as per definition provided for in New Market Listing Rules.

**Paragraph 2** – At the Ordinary General Meeting, the shareholders shall resolve on the number of Board of Directors' members and appoint the Board of Directors' Chairman.

**Paragraph 3** – The Board of Directors' members shall be invested in office upon execution of instrument drawn up in proper book. The Board of Directors' members serve until such time as their successors are invested in office, unless otherwise resolved by the Shareholders General Meeting.

**Paragraph 4** – The Board of Directors' members shall have a sound reputation, and shall not be elected, unless upon General Meeting's authorization, the member that (i) occupies positions in companies that may be deemed as competitors vis-à-vis the Company; or (ii) has or represents interest conflicting with the Company; the voting right shall not be exercised by the Board of Directors' members, in the event of subsequent impairment events.

**Paragraph 5** – The Board of Directors' members may not have access to information or participate in Board of Directors' meetings relating to matters having or representing interest conflicting with the Company; thus the exercise of voting right is expressly forbidden.

**Paragraph 6** – In order to better perform its duties, the Board of Directors shall create committees or work groups with established purposes.

**Paragraph 7** – The Board of Directors' Committees shall be chaired by one member of the Board of Directors and shall be occupied by a majority of Board of Directors' members, except, however, independent third parties may be invited to occupy positions in the Committees, depending on the committee position and as required in view of the technical qualification of the members invited.

**Article 17** – The Board of Directors' Chairman shall be elected at the General Meeting incumbent upon the election of the Board of Directors' members.

**Paragraph 1** – The Chairman shall not be entitled to casting vote in the resolutions taken by the Board of Directors.

**Paragraph 2** – In the event of vacant position in the Board of Directors not entailing a number of members lower than that established for most of the positions thereof, according to the number of sitting board members established by the General Meeting, the other Board of Directors' members may (i) appoint alternates to serve until the end of the term of office of the replaced member(s); or (ii) opt for not appointing

alternates to occupy vacant positions, provided that the number of members provided for in the main section of Article 16 is observed.

**Paragraph 3** – In the event of vacant position in the Board of Directors entailing a number of members lower than that of most positions thereof, according to the number of sitting board members established at the General Meeting, the Board of Directors may call General Meeting to elect alternate(s) to serve until the end of the term of office of the member replaced.

**Article 18** – The Ordinary General Meetings shall be held on a quarterly basis and the Extraordinary General Meeting shall be held whenever is called by the Chairman or by a majority of members thereof. The Board of Directors' meetings shall be exceptionally held by conference call, video conference, electronic mail or other communication media.

**Paragraph 1** – The call notices shall be carried out, in writing, within at least eight (8) days in advance and sent by correspondence, fax, messenger, registered mail, telegram, e-mail or any other correspondence against receipt.

**Paragraph 2** – All resolutions taken at the Board of Directors shall be included in the minutes drawn up in the respective Board of Directors' book and signed by the board members present thereat.

**Paragraph 3** – At the Board of Directors' meetings, votes cast by proxy granted to other board member, votes in writing cast in advance, by fax, electronic mail or by any other communication media shall be accepted, thus computing as present thereat the board members doing so.

**Article 19** – In addition to the duties established by law and these Bylaws, the Board of Directors shall:

I. elect and dismiss the Company's C.E.O, as well as the other Company's Officers (after hearing the appointment made by the C.E.O.) and establishing the respective duties thereof, including appointing Investors Relations Officer, with due regard for these Bylaws;

II. the performance or approval, by the Company's subsidiaries, of any act provided for in Article 12 above or related thereto in this Article 19;

III. establish vote to be cast by the Company's representatives or board members of the Company's subsidiaries appointed by the Company, at any General Meetings, shareholders' meetings, or management meetings of the Company's subsidiaries;

IV. approve shareholders agreements of the Company's subsidiaries to be executed by the Company;

V. establish association of the Company with other companies to establish partnerships, consortiums or joint venture relationships;

VI. granting of purchase and subscription option of shares, pursuant to share purchase option granting plan approved at the General Meeting to its managers and employees, as well as managers and employees of other direct or indirect subsidiaries of the Company, without preemptive right of the shareholders over the granting or exercise of options, with due regard for the limit of authorized capital of said granting of share purchase or subscription option;

VII. approval, monitor and amendment of business strategy, annual budget, as well as other strategic and investment plans, whether on an annual and/or multiyear basis, and Company's Development Projects and establish compensation general policy and other general human resources policies;

VIII. resolve on the implementation of budgets approved and approved with exceptions;

IX. distribute the annual total compensation established by the General Meeting to the managers' and Fiscal Council' members;

X. establish the Company's guidelines for Company's controlled companies, associated companies, affiliates and subsidiaries for preparation and addressing plan for mapping and management of managerial risks and, definition of actions for control and minimization thereof;

XI. contract depositary institution for the book-entry shares;

XII. define triple list of institutions or companies specialized in economic appraisal of the Companies, for preparation of report on appraisal of Company's shares, in the event of deregistering and delisting of the Company from BOVESPA New Market;

XIII. create and close committees and/or work group, establishing, furthermore, the composition, regulation, compensation and work scope thereof, with due regard for these Bylaws;

XIV. establish criteria for opening and closing of stores;

XV. approve monthly information (in the event of material variation as to the budget) and full quarterly information (including managerial and official reports) of the Company and controlled companies, associated companies, affiliated companies or subsidiaries;

XVI. distribute interim dividends or pay interest on own equity based on half-yearly, quarterly or monthly balance sheets of the Company;

XVII. acquisition of shares issued by the Company to be kept in treasury and/or further cancellation or disposal;

XVIII. issue Company's shares, within the limits provided for in article 6 hereof, establishing issuance conditions, including price and term for payment and, furthermore, exclude or reduce preemptive right over the issuance of shares, subscription warrant or convertible debentures, the placement of which is carried out by trading at stock exchange or public subscription or public offering for acquisition of control, pursuant to law;

XIX. issue subscription warrant as set forth in paragraph 2 of article 6 hereof;

XX. issue simple debentures not convertible into shares and with no *in rem* guarantee;

XXI. establish powers for the Board of Executive Officers to contract any public fund raising in the capital market and issue any debt instrument for public raising of funds such as bonds, notes, commercial papers and other instruments usually traded in the capital market, thus resolving on the conditions for issuance and redemption thereof;

XXII. purchase, sale, lease or dispose, on any account, assets of the Company's property, plant and equipment (except for corporate interest governed by item XXIV below), the market value of which or transaction value exceeds (solely or jointly with acts carried out in the same fiscal year), twenty million reais (R$20,000,000.00);

XXIII. execute, amend or extend the term of, by the Company and/or Company's subsidiaries, any documents, agreements or commitments for assumption of responsibilities, debts or liabilities, involving (solely or jointly acts performed in the same fiscal year), a amount exceeding twenty million reais (R$20,000,000.00);

XXIV. dispose, purchase, sale, lease, donate or encumber, whether direct or indirectly, on any account or in any amount, the Company's ownership interest, as well as incorporation of subsidiaries.

XXV. Tender *aval* guarantees, sureties or other guarantees as to the third parties liabilities, including Subsidiaries, except for guarantees tendered in the ordinary course of business;

XXVI. Conduct any business involving the Company and any of the Companies controlled by the Company, or any of its shareholders, whether direct or indirect, or managers, or companies controlled, whether directly or indirectly, by holding companies or its shareholders or managers;

XXVII. Appoint or replace accounting firms;

XXVIII. Approve and amend internal regulation of the Board of Directors; and

XXIX. Change the accounting or tax practices, as well as the policy for distribution of results and/or withholding of Company's profits.

### Sub-Section III

### Board of Executive Officers

**Article 20.** The Board of Executive Officers shall be composed of six (6) members elected and dismissed, at any time, by the Board of Directors, as follows: one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Administrative Officer, one (1) Information Technology Officer, one (1) Investors Relations Officer and one(1) Strategic Planning Officer, all of them elected by a majority of Board of Directors' members, at the General Meetings. The Company's Officers shall be elected for a three (3) year term; reelection is allowed.

**Paragraph 1** – Any Officer may occupy his/her position concurrently with the position of Investors Relations Officer, with due regard for the applicable regulation and as established by the Board of Directors. The occupation of more than one position in the Board of Executive Officers shall not entitle to double vote in any resolutions of the Board of Executive Officers.

**Paragraph 2** – In the event of temporary impairment or absence, the C.E.O shall be replaced by Officer appointed thereby. Should the position of C.E.O. is vacant, the Chief Financial Officer shall occupy concurrently such position until the first Board of Directors' meeting that shall appoint an alternate to serve until the end of the term of office of the member replaced.

**Paragraph 3** – the other Officers shall be replaced in the event of temporary absence or impairment, by other Officer, to be appointed by the C.E.O. In the event of vacancy, the Chief Executive Officer shall appoint a temporary alternate until such time as the Board of Directors elects a member to serve until the end of the term of office.

**Article 21** – The Officers shall administer and manage the Company's businesses, mainly to:

I. comply and ensure compliance with these Bylaws and the Board of Directors´ and Shareholders' General Meeting;

II. prepare and submit to the Board of Directors, on an annual basis, the strategic plan, the annual reviews thereof and the Company's general budget, ensuring the performance thereof;

III. Resolve on the opening, transfer and closing of branches, representatives offices, warehouses, offices and any other establishments of the Company in Brazil;

IV. Submit, on an annual basis, for the Company's review, the Management's Report and the Board of Directors' accounts, together with accounting firm report, as well as proposal for investment of the profits ascertaining in previous year;

V. Represent the Company as partner or shareholder of other associate companies, subsidiaries and affiliate companies, with due regard for the guidelines of the Board of Directors; and

VI. Submit, on a quarterly basis, to the Board of Directors, detailed economic-financial balance sheets of the Company and its subsidiaries.

**Article 22** – In addition to coordinating the Officers and managing the activities relating to the Company's general planning, the Chief Executive Officer shall:

I. call and chair Board of Directors' meetings;

II. keep the Board of Directors' members posted on the Company's activities and the performance of its operations;

III. appoint, for Board of Directors' approval, Officers for each activity sector;

IV. perform other duties attributed by the Board of Directors;

V. establish the Company's basic guidelines;

VI. admit, promote, transfer, pursuant to the positions approved, license, punish and discharge employees, inquiring the Officer in charge of such department;

VII. perform any urgent acts, *ad referendum* of the Board of Directors; and

VIII. other matters to be established by the Board of Directors;

**Article 23** – In addition to the provisions set forth in paragraphs below, the Officers shall support the Chief Executive Officer in managing the Company's Business and performing all activities attributed thereto by the Board of Directors.

**Paragraph 1** – The Investors Relations Officer shall provide information to the investor public, the CVM, the stock exchanges, the over-the-counter markets in which the Company is registered and update the Company's register in BOVESPA, thus complying with legislation and regulation applicable to the publicly-held companies. The Board of Directors may establish the Investors Relations Officer's duties be performed concurrently with the duties performed by any other Officer.

**Paragraph 2** – The Chief Financial Officer shall (i) plan, coordinate, organize, supervise and direct the Company's financial transactions; (ii) propose options for financing and approve the financial conditions of the Company's businesses, (iii) manage the cash and the Company's accounts payable and receivable, (iv) prepare the budget and submit it for review and approval of the C.E.O and Board of Directors, (v) prepare and follow up on the Company's business, operating and investments plans and (iv) represent the Company before financial institutions, however, with due regard for article 24 below.

**Paragraph 3** – The Administrative Officer shall (i) administer and direct the Company's administrative departments, including human resources; direct the logistic, accounting, legal and tax planning areas and (iii) propose targets for the performance and results of various areas of the Companies and of its subsidiaries and associated companies;

**Paragraph 4** – The TI Officer shall direct and manage the IT department, thus being incumbent upon the establishment of strategy, development and implementation of systems and solutions in accordance with the Company's business, management of networks of data communication, voice and image, in addition to automation of the Company's proceedings.

**Paragraph 5** – The Strategic Planning Officer shall direct the Company's activities, participating in the planning and implementation of strategies prepared by the management, as well as represent the companies in institutional matters, however, with due regard for article 24 below.

**Article 24** – As a general rule and with due regard for the subjects matters of subsequent paragraphs, the Company shall be represented by two (2) Officers acting jointly, or even one (1) Officer and one (1) Attorney-in-fact or two (2) attorneys-in-fact, within the limits of the respective powers of attorney, pursuant to Paragraph 5 below.

**Paragraph 1** – The Company's acts involving amounts exceeding ten million *reais* (R$10,000,000.00) shall be performed by the C.E.O. acting jointly with one (1) attorney-in-fact or one (1) Company's Officer, unless otherwise expressly authorized by the Board of Director for specific case.

**Paragraph 2** – The acts requiring prior authorization of the Board of Directors, pursuant to these Bylaws, shall be performed only upon fulfillment of such requirement.

**Paragraph 3** – The Company may be represented only by one (1) Officer or one (1) attorney-in-fact in the following events:

(a) if a singular representation is imposed as a result of act performed, the Company shall be represented by any Officer or attorney-in-fact with special powers; and
(b) in the event of giving or releasing acquaintance for the amounts payable to the Company, issue and trade, including endorse and cash invoices relating to the sales, as well as in the event of the correspondence not creating liabilities for the Company and the performance of acts relating to the Company's administrative routine, including those performed before public agencies, mixed-capital company, Federal Revenue Office, State Revenue Offices, Commercial Registries, Labor Courts, Brazilian Social Security Institute (INSS) and the Brazilian Surveillance Agency (FGTS) and the banks responsible for the collection thereof and other

agencies of identical nature and the Brazilian Surveillance Agency.

**Paragraph 4** – The Board of Directors may authorize the performance of acts that may create liabilities for the Company only by one of the members of the Board of Executive Officers or one attorney-in-fact, or even, by adopting criteria for authority restriction and, in certain events, the Company's representation by only one Officer or attorney-in-fact.

**Paragraph 5** – The powers of attorney shall be granted upon fulfillment of the following requirements:

(a) all powers of attorney shall be jointly granted by any two (2) Officers;

(b) if the subject matter thereof is the performance of acts upon prior authorization of the Board of Directors, the power of attorney shall be expressly granted upon obtaining of such authorization that shall be mentioned therein.

**Paragraph 6** – The acts performed in disagreement with the provisions hereof shall not be valid, nor shall create liability for the Company.

**SECTION III**

**FISCAL COUNCIL**

**Article 25** – The Company's Fiscal Council shall be composed of, with the duties established by law, three (3) to five (5) members and equal number of alternates, residing in Brazil, whether shareholders or not, with due regard for the requirements and impairments established in the Brazilian Corporate Law and elected at the General Meeting for one (1) year term of office; reelection is allowed.

**Paragraph 1** – The Fiscal Council shall be instated on a permanent basis upon call of the shareholder, with due regard for the legal provisions.

**Paragraph 2** – As of the adhesion to the BOVESPA New Market by the Company, the Fiscal Council's members shall be invested in office upon execution of the Consent Instrument of the Fiscal Council's members, as provided for in the New Market Rules. Upon investiture of the Fiscal Council's members, the latter shall promptly communicate the number and characteristics of the securities issued by the Company held directly or indirectly thereby, including the derivatives therefrom.

**Paragraph 3** – The provisions above related to the call notice, procedures and Board of Directors' meetings shall be applied, as applicable, to the Fiscal Council's meetings.

## CHAPTER IV
## DISTRIBUTION OF PROFITS

**Article 26** – The fiscal year shall begin on January 1 and end on December 31.

**Paragraph 1** – At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, with due regard for the relevant legal provisions.

(a) balance sheet;
(b) statements of changes in the shareholders' equity;
(c) profit and loss statement; and
(d) funds source and investment statements.

**Paragraph 2** – The Board of Directors shall present, together with the financial statement for the fiscal year, proposal for investment of the net income to the Ordinary General Meeting, with due regard for the provisions thereof and the Law, and the Board of Directors may propose the creation of profit reserve for investment and development of the Company, containing specific value proposal to the General Meeting.

**Article 27** – The shareholders shall be entitled to receive, in each fiscal year, dividends in the mandatory minimum amount of twenty percent (25%) of the net income, with the following adjustments;

I. addition of amounts resulting from reversal of reserves for contingencies, within the fiscal year, previously created;

II. deduction of amounts intended for legal reserve and reserves for contingencies, in the fiscal year.

III. whenever the mandatory minimum dividend exceeds the portion realized of the net income ascertained for the fiscal year, the Management may propose, and the General Meeting approve, the investment of the exceeding amount for creation of unrealizable revenue reserve (article 197 of the Brazilian Corporate Law).

**Paragraph 1** – The Meeting may establish a profit sharing for the Managers, with due regard for the relevant legal limits. The payment of such profit sharing shall be conducted upon establishment of mandatory dividends for the shareholders. Whenever the half-yearly balance sheet is prepared and if the interim dividends of at least twenty-five percent (25%) over the net income are paid, and calculated pursuant this article, a half-yearly profit sharing may be paid to the Managers, as per Board of Directors' resolution ad referendum of the General Meeting.

**Paragraph 2** – The meeting may resolve on, at any time, distribution of dividends in view of revenue reserve existing or profit accrued in previous fiscal years, then kept as per General Meeting's resolution, after establishment of the mandatory dividends to the shareholders provided for herein.

**Paragraph 3** – The Company may prepare half-yearly and *interim* balance sheets. The Board of Directors may resolve on the distribution of dividends charged from the profit account ascertained therein. The Board of Directors may, further, state interim dividends from the profit account or revenue account ascertained in such balance sheets or in the last annual balance sheet.

**Paragraph 4** – The Board of Directors may pay or credit interest on net equity, *ad referendum* of the Ordinary General Meeting incumbent upon review of the financial statements relating to the fiscal year in which such interest was paid and credited.

**Article 28** – The General Meeting may resolve on the capitalization of reserves established in half-yearly and interim balance sheets.

## CHAPTER V

## Disposal of Share Control, Deregistering as Publicly-held Company and Delisting from Bovespa's New Market

**Article 29** - The disposal of Company's share control, whether directly or indirectly, by a sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the buyer shall undertake to conduct a Public Offering of Shares to the other shareholders, with due regard for the conditions and terms provided for in the prevailing legislation and the New Market Rules, so as to secure a treatment equal to that provided to the controlling seller.

**Article 30** - The public offering of shares set forth in the previous Article shall be further carried out:

I. In the events of onerous assignment of share subscription rights and other titles and rights relating to securities convertible into shares, which may entail the disposal of Company's Control; and

II. In the event of disposal of the control of company holding the Control Power of the Company, and, in such event, the Controlling Seller shall state the price established for the Company in such disposal to the BOVESPA and attach documentation evidencing such transaction.

**Article 31** - The party holding the Company's shares and that acquires the Control Power under the private share purchase agreement executed with the Controlling shareholder(s), involving any number of shares, shall:

I. carry out the Public Offering of Shares provided for in Article 29 of these Bylaws;

II. refund the shareholders from which it acquired shares in the stock market within the six (06) months prior to the disposal of Company's Control, and pay to such shareholders any difference between the price paid to the seller Controlling shareholder and the amount paid in the stock market by the Company's shares in the same period, duly adjusted according to the Extended Consumer Price Index - IPCA ("IPCA") disclosed by the Brazilian

Institute for Geography and Statistics (IBGE) until the actual payment thereof;

**Article 32** – Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of public offering for acquisition of all shares issued by the Company ("OPA"), with due regard for the CVM rule applicable thereto, the BOVESPA regulation and the terms hereof.

**Paragraph 1** – The OPA shall be (i) indistinctly addressed to all Company's shareholders (i) in tender offer held at BOVESPA, (iii) at the price provided fro in paragraph 2 below, and (iv) paid in cash, in Brazilian currency, for the acquisition under the OPA of shares issued by the Company.

**Paragraph 2** – Pursuant to paragraph 11 below, the OPA acquisition price of each share issued by the Company may not be lower than the highest amount between **(i)** the economic value ascertained in appraisal report; **(ii)** one hundred twenty percent (120%) of the issuance price of shares in any Company's capital stock increase within twenty-four (24) months before the establishment of mandatory OPA, duly adjusted according to the Amplified Consumer Price Index (IPCA) until the payment thereof; **(iii)** one hundred twenty percent (120%) of the maximum unit quoted price of the shares issued by the Company for the one hundred twenty (120) term before the OPA, calculated according to the trading volume, at the stock exchange with highest trading volume of shares issued by the Company; **(iv)** one hundred twenty (120%) of the highest amount paid by Acquirer Shareholder for the Company's shares, in any kind of trading, within twelve (12) month period before establishment of mandatory OPA, pursuant to this article; and **(v)** appraised value of the Company, ascertained according to the multiple comparison criteria.

**Paragraph 3** – The OPA provided for in the main section hereof shall not exclude the possibility of another Company's shareholders, or, as applicable, the Company, carry out a competing OPA, pursuant to applicable regulation.

**Paragraph 4** – The Acquirer Shareholder shall respond any request or fulfill any CVM requirements, within the term provided for in applicable regulation.

**Paragraph 5** – If the Acquirer Shareholder does not comply with the obligations imposed herein, including the fulfillment of the maximum terms (i) for carrying out or requesting registration of the OPA, or (ii) for responding any request or fulfillment of CVM requirements, the Company's Board of Directors shall call Extraordinary General Meeting, in which the Acquirer Shareholder may not vote to resolve on the suspension of exercise on the part of the Acquirer Shareholders that did not comply with any obligation imposed herein, as provided for in article 120 of Brazilian Corporate Law, without prejudice to any Acquirer Shareholder's liability for damages caused to other shareholders as a result of non-compliance with the obligations imposed herein.

**Paragraph 6** - Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of other rights, including usufruct or trust, of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of a OPA, with due regard for the Article 32.

**Paragraph 7** – The obligations set forth in article 254-A of the Brazilian Corporate Law and article 29, 30 and 31 of these Bylaws shall not exclude the Acquirer Shareholder's obligation to comply with the obligations established herein.

**Paragraph 8** – The provision set forth in this Article shall not be applied if a person becomes holder of shares issued by the Company in a number exceeding fifteen percent (15%) if the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder shall sell the exceeding shares within thirty (30) days as of the relevant event; (ii) merger of another Company by the Company, (iii) merger of shares held by another company by the Company or (iv) subscription of the Company's shares, in a sole primary issuance approved at the Shareholders' General Meeting of the Company, called by its Board of Directors, the proposal of which is the establishment of price for issuance of shares, based on the economic value based on the Company economic-financial appraisal report prepared by specialized institution or company with evidenced experience to appraisal publicly-held companies.

**Paragraph 9** – For purposes of calculation of percentage of fifteen percent (15%) of all shares issued by the Company described in the main section hereof, the involuntary additions of ownership interest resulting from

cancellation of treasury shares or reduction in the Company's capital stock upon cancellation of shares shall not be computed

**Paragraph 10** – For the purposes hereof, the capitalized terms below shall have the following meanings:

"Acquirer Shareholder" shall mean person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, worldwide rights or, otherwise, residing, domiciled or headquartered in Brazil or abroad), or group of persons binding upon vote agreement with the Acquirer Shareholder and/or acting representing the Acquirer Shareholders' interest, which may subscribe and/or acquire Company's shares. From among the examples of person acting in the Acquirer Shareholder's interest, any person (i) directly or indirectly controlled or managed by such Acquirer Shareholder, (ii) controlling, under any form, the Acquirer Shareholders, (iii) directly or indirectly controlled or managed by any person controlling or managing, whether directly or indirectly, such Acquirer Shareholder, (iv) in which the controlling shareholder of such Acquirer Shareholders held, whether directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the capital stock, or (vi) holding, directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the Acquirer Shareholder's capital stock.

**Paragraph 11** – If the CVM rule applicable to the OPA provided herein establishes the adoption of criteria for calculation of unit acquisition price of the Company's shares under the OPA entailing a acquisition price exceeding that established pursuant to Paragraph 2 above, the acquisition price calculated under CVM rule shall prevail for carrying out of the OPA.

**Article 33** – In the public offering for acquisition of shares to be carried out by the controlling shareholder or the Company for deregistering of the company as publicly-held company, the minimum price to be applied shall correspond to the economic value ascertained in appraisal report as provided for in Article 35 hereof.

**Article 34** – If the shareholders at the Extraordinary General Meeting resolve on the delisting of the Company from the BOVESPA new market so that the Company's shares be listed for trading at the BOVESPA new market or if, as a result of the corporate restructuring, the Company's shares are not accepted for trading in the BOVESPA new market, the shareholder or group of shareholders holding the Company's control power shall carry out public offering for acquisition of shares, the minimal price thereof shall correspond to the economic value ascertained in appraisal report, with due regard for the legal rules and applicable regulations.

**Article 35** – The appraisal report dealt with in Article 33 and 34 hereof shall be prepared by specialized institution or company, with evidenced experience and independent as to the Company's decision power, its managers and controlling shareholders, and the report shall fulfill the requirements provided for paragraph 1 of article 8 of Brazilian Corporate Law and mention the liability provided for in paragraph 6 of said article.

**Paragraph 1** – The General Meeting shall be solely incumbent upon establishment of the specialized institution or company incumbent upon appraisal of the Company's economic value, by presenting a triple list and the respective resolution shall be taken, without computing the blank votes, by a majority of votes cast by shareholders representing the outstanding shares present thereat, which, if instated at first call, shall be attended by the shareholders representing at least 20% of all outstanding shares, or, if instated at second call, may be attended by any number of shareholders representing Outstanding Shares.

**Paragraph 2** – The costs incurred with the preparation of the appraisal report shall be borne by the offering shareholders.

**Article 36** – A sole public offering for acquisition of shares may be carried out for the purposes provided for in Chapter V hereof, in the New Market Rules or the CVM rule, provided that procedures of all types of public offering for acquisition of shares may be compatible, without prejudice to the addressee of the offering and upon CVM authorization, if required by applicable law.

**Article 37** – The Company and its shareholders incumbent upon the public offering for acquisition of shares provided for herein, the New Market Rules or the CVM rule may secure the carrying out thereof by any shareholder, third party or, as applicable, by the Company. The Company or shareholder, as applicable, shall not disclaim any liability for public offering for acquisition of shares until such time as it is concluded, with due regard for the applicable rules.

**Sole Paragraph** – Notwithstanding the provisions of Article 32, 36 and 37 hereof, the provisions of the New Market Rules shall prevail in the event of prejudice to the rights of addresses of the offering mentioned in said articles.

**Article 38** – The Company shall register any transfer of shares to the Purchaser of the Control Power, or for those that may hold the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders, as provided for in New Market Rules. The Company shall register the shareholder agreement providing for the exercise of the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders.

**Article 39** – The event not dealt with herein shall be settled at General Meeting and governed pursuant to the Brazilian Corporate Law.

## CHAPTER VI

## ARBITRATION COURT

**Article 40** - The Company, its shareholders, managers and members of the Fiscal Council hereby undertake to settle, by means of arbitration proceeding, any and all doubts and disputes that may occur between them, related to or arising from, mainly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, in Company's Bylaws, the regulations enacted by the National Monetary Council, the Central Bank of Brazil or the CVM and other rules applicable to the capital market in general, as well as other regulations applicable to the transactions conducted in the New Market Listing Rules, the New Market Listing Agreement and the BOVESPA Market Arbitration Panel Rules.

## CHAPTER IX

## WINDING-UP OF THE COMPANY

**Article 41** - The Company shall be wound up in the event provided by law, and the General Meeting shall elect the liquidator(s), as well as the Fiscal Council that shall operate in such period, pursuant to the legal formalities.

## CHAPTER VII
## FINAL AND TEMPORARY PROVISIONS

**Article 42** – The Company shall comply with all shareholders' agreements filed at its headquarters, and the member of the Board of Directors' or General Meeting's presiding board shall not accept vote cast by any shareholder, party of any shareholders' agreement duly filed at the Company's headquarters, contrary to the terms thereof are prohibited and, furthermore, the Company shall not accept or transfer shares and/or dispose and/or assign preemptive right over the subscription of shares and/or other securities not complying with shareholders' agreement.

**Article 43** – The Company shall not grant financing or offer guarantees of any kind to third parties, of any type, involving businesses, other than those related to the corporate interests.

**Sole Paragraph** – The Company shall not grant financing or offer guarantees of any kind, of any type, to the controlling shareholders.

**Article 44 –** The provisions set forth in Article 32 hereof shall not be applied to the current shareholders holding at least fifteen (15%) of the shares issued by the Company and its successors, mainly, the controlling shareholders figuring as parties of Shareholders Agreement of February 15, 2007 and filed at the Company's headquarters, pursuant to article 118 of the Brazilian Corporate Law, thus applying, on a exclusive basis, to the investors acquiring shares and become Company's shareholders upon registration in the CVM and trading of Company's shares at BOVESPA.

**Article 45 –** The provision of Chapter V and Article 44 hereof shall come into effect as of the publication of notice of public distribution relating to secondary and primary public offering of shares issued by the Company, subject matter of application No. RJ/2007-9330 filed at CVM on August 02, 2007.

## MARISA S.A. BYLAWS

| IN FORCE | PROPOSED |
|---|---|
| **Article 5** - The Company's capital stock fully subscribed and paid up is forty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$44,634,410.00), divided into one hundred and thirty-three million, nine hundred and three thousand, two hundred and thirty (133,903,230) non-par common shares. | **Article 5** - The Company's capital stock fully subscribed and paid up is **Five hundred and fifty million, six hundred and thirty-four thousand, four hundred and ten Reais (R$ 550,634,410.00), divided into one hundred and eighty-four million, five hundred and three thousand, two hundred and thirty (184,503,230) non-par common shares.** |
| **Article 6** - The Company is hereby authorized to increase its capital stock by up to one hundred and fifty million (150,000,000) non-par common shares. | **Article 6** - The Company is hereby authorized to increase its capital stock by up to **four hundred and fifty million (450,000,000)** non-par common shares. |
| **Paragraph 1°** - Within the limits authorized herein, the Company may, upon Board of Directors' resolution, increase the capital stock, regardless of any statutory amendment. The Board of Directors shall establish the issuance conditions, including price and term for payment thereof. | **Paragraph 1°** - Within the limits authorized herein, the Company may, upon Board of Directors' resolution, increase the capital stock, regardless of any statutory amendment. The Board of Directors shall establish the issuance conditions, including price and term for payment thereof. |
| **Paragraph 2°** - Within the limit of authorized capital, the Board of Directors may resolve on the issuance of subscription warrant. | **Paragraph 2°** - Within the limit of authorized capital, the Board of Directors may resolve on the issuance of subscription warrant. |
| **Paragraph 3°** - The Company's Board of Directors may grant purchase or subscription option of shares, under the Purchase or Subscription Option Plans approved at General Meetings, to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries, without granting preemptive rights to the | **Paragraph 3°** - The Company's Board of Directors may grant purchase or subscription option of shares, under the Purchase or Subscription Option Plans approved at General Meetings, to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries, without granting preemptive rights to the |

| | |
|---|---|
| shareholders over the granting or exercise of the options, with due regard for article 19, item VI, below. | shareholders over the granting or exercise of the options, with due regard for article 19, item VI, below. |
| **Paragraph 4°** - The Company shall not issue founder's shares. | **Paragraph 4°** - The Company shall not issue founder's shares. |
| **Article 19** - In addition to the duties established by law and these Bylaws, the Board of Directors shall: | **Article 19** - In addition to the duties established by law and these Bylaws, the Board of Directors shall: |
| I. elect and dismiss the Company's C.E.O, as well as the other Company's Officers (after hearing the appointment made by the C.E.O.) and establishing the respective duties thereof, including appointing Investors Relations Officer, with due regard for these Bylaws; | I. elect and dismiss the Company's C.E.O, as well as the other Company's Officers (after hearing the appointment made by the C.E.O.) and establishing the respective duties thereof, including appointing Investors Relations Officer, with due regard for these Bylaws; |
| II. the performance or approval, by the Company's subsidiaries, of any act provided for in Article 12 above or related thereto in this Article 19; | II. the performance or approval, by the Company's subsidiaries, of any act provided for in Article 12 above or related thereto in this Article 19; |
| III. establish vote to be cast by the Company's representatives or by board members of the Company's subsidiaries appointed by the Company, at any General Meetings, shareholders' meetings, or management meetings of the Company's subsidiaries; | III. establish vote to be cast by the Company's representatives or by board members of the Company's subsidiaries appointed by the Company, at any General Meetings, shareholders' meetings, or management meetings of the Company's subsidiaries; |
| IV. approve shareholders agreements of the Company's subsidiaries to be executed by the Company; | IV. approve shareholders agreements of the Company's subsidiaries to be executed by the Company; |

| | |
|---|---|
| V. establish association of the Company with other companies to establish partnerships, consortiums or joint venture relationships; | V. establish association of the Company with other companies to establish partnerships, consortiums or joint venture relationships; |
| VI. granting of purchase and subscription option of shares, pursuant to share purchase option granting plan approved at the General Meeting to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries of the Company, without preemptive right of the shareholders over the granting or exercise of options, with due regard for the limit of authorized capital of said granting of share purchase or subscription option; | VI. granting of purchase and subscription option of shares, pursuant to share purchase option granting plan approved at the General Meeting to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries of the Company, without preemptive right of the shareholders over the granting or exercise of options, with due regard for the limit of authorized capital of said granting of share purchase or subscription option; |
| VII. approve, monitor and amendment of business strategy, annual budget, as well as other strategic and investment plans, whether on an annual and/or multiyear basis, and Company's Development Projects and establish compensation general policy and other general human resources policies; | VII. approve, monitor and amendment of business strategy, annual budget, as well as other strategic and investment plans, whether on an annual and/or multiyear basis, and Company's Development Projects and establish compensation general policy and other general human resources policies; |
| VIII. resolve on the implementation of budgets approved and approved with exceptions; | VIII. resolve on the implementation of budgets approved and approved with exceptions; |
| IX. distribute the annual total compensation established by the General Meeting to the managers and Fiscal Council' members; | IX. distribute the annual total compensation established by the General Meeting to the managers and Fiscal Council' members; |
| X. establish guidelines for the | X. establish guidelines for the |

| | |
|---|---|
| Company's and its controlled companies', associated companies', affiliates' and subsidiaries' management for preparation and addressing plan for mapping and management of managerial risks and, definition of actions for control and minimization thereof; | Company's and its controlled companies', associated companies', affiliates' and subsidiaries' for preparation and addressing plan for mapping and management of managerial risks and, definition of actions for control and minimization thereof; |
| XI. contract depositary institution for the book-entry shares; | XI. contract depositary institution for the book-entry shares; |
| XII. define triple list of institutions or companies specialized in economic appraisal of companies, for preparation of appraisal report of Company's shares, in the event of deregistering of the Company as publicly-held and delisting from BOVESPA New Market; | XII. define triple list of institutions or companies specialized in economic appraisal of companies, for preparation of appraisal report of Company's shares, in the event of deregistering of the Company as publicly-held and delisting from BOVESPA New Market; |
| XIII. create and close committees and/or work group, establishing, furthermore, the composition, regulation, compensation and work scope thereof, with due regard for these Bylaws; | XIII. create and close committees and/or work group, establishing, furthermore, the composition, regulation, compensation and work scope thereof, with due regard for these Bylaws; |
| XIV. establish criteria for opening and closing of stores; | XIV. establish criteria for opening and closing of stores; |
| XV. approve monthly information (in the event of material variation as to the budget) and full quarterly information (including managerial and official reports) of the Company and controlled companies, associated companies, affiliated companies or | XV. approve monthly information (in the event of material variation as to the budget) and full quarterly information (including managerial and official reports) of the Company and controlled companies, associated companies, affiliated companies or subsidiaries; |

| | |
|---|---|
| subsidiaries; | |
| XVI. distribute periodical and interim dividends or pay interest on own capital based on half-yearly, quarterly or monthly balance sheets of the Company; | XVI. distribute periodical and interim dividends or pay interest on own capital based on half-yearly, quarterly or monthly balance sheets of the Company; |
| XVII. acquire shares issued by the Company to be kept in treasury and/or further cancellation or disposal; | XVII. acquire shares issued by the Company to be kept in treasury and/or further cancellation or disposal; |
| XVIII. issue Company's shares, within the limits provided for in article 6 hereof, establishing issuance conditions, including price and term for payment and, furthermore, exclude or reduce preemptive right over the issuance of shares, subscription bonus and convertible debentures, the placement of which is carried out by trading at stock exchange or public subscription or public offering for acquisition of control, pursuant to law; | XVIII. issue Company's shares, within the limits provided for in article 6 hereof, establishing issuance conditions, including price and term for payment and, furthermore, exclude or reduce preemptive right over the issuance of shares, subscription bonus and convertible debentures, the placement of which is carried out by trading at stock exchange or public subscription or public offering for acquisition of control, pursuant to law; |
| XIX. issue subscription bonus as set forth in paragraph 2 of article 6 hereof; | XIX. issue subscription bonus as set forth in paragraph 2 of article 6 hereof; |
| XX. issue simple debentures not convertible into shares and with no real guarantee; | XX. issue simple debentures not convertible into shares and with no real guarantee; |
| XXI. establish powers for the Board of Executive Officers to contract any public fund raising in the capital market and issue any credit instrument for public raising of funds such as bonds, notes, commercial papers and other instruments usually traded in the capital market, thus | XXI. establish powers for the Board of Executive Officers to contract any public fund raising in the capital market and issue any credit instrument for public raising of funds such as bonds, notes, commercial papers and other instruments usually traded in the capital market, thus resolving on the conditions for issuance and redemption thereof; |

| | |
|---|---|
| resolving on the conditions for issuance and redemption thereof;<br><br>XXII. purchase, sale, lease or dispose, on any account, assets of the Company's property, plant and equipment (except for corporate interest governed by item XXIV below), the market value of which or transaction value exceeds (solely or jointly with acts carried out in the same fiscal year), twenty million reais (R$20,000,000.00);<br><br>XXIII. execute, amend or extend the term of, by the Company and/or Company's subsidiaries, any documents, agreements or commitments for assumption of responsibilities, debts or liabilities, involving (solely or jointly acts performed in the same fiscal year), a amount exceeding twenty million reais (R$20,000,000.00);<br><br>XXIV. dispose, purchase, sale, lease, donate or encumber, whether direct or indirectly, on any account or in any amount, the Company's ownership interest, as well as incorporation of subsidiaries.<br><br>XXV. Tender guarantees, sureties or other guarantees as to the third parties liabilities, including Subsidiaries and Associate companies, except for guarantees tendered in the ordinary course of business;<br><br>XXVI. Conduct any business involving the Company and any of the Companies | XXII. purchase, sale, lease or dispose, on any account, assets of the Company's property, plant and equipment (except for corporate interest governed by item XXIV below), the market value of which or transaction value exceeds (solely or jointly with acts carried out in the same fiscal year), twenty million reais (R$20,000,000.00);<br><br>XXIII. execute, amend or extend the term of, by the Company and/or Company's subsidiaries, any documents, agreements or commitments for assumption of responsibilities, debts or liabilities, involving (solely or jointly acts performed in the same fiscal year), a amount exceeding twenty million reais (R$20,000,000.00);<br><br>XXIV. dispose, purchase, sale, lease, donate or encumber, whether direct or indirectly, on any account or in any amount, the Company's ownership interest, as well as incorporation of subsidiaries.<br><br>XXV. Tender guarantees, sureties or other guarantees as to the third parties liabilities, **except guarantees provided in the ordinary course of business, to the Company's' Subsidiaries or associated companies, involving (solely or jointly acts performed in the same fiscal year), in an amount exceeding twenty million reais (R$20,000,000.00);** |

| | |
|---|---|
| controlled by the Company, or any of its shareholders, whether direct or indirect, or managers, or companies controlled, whether directly or indirectly, by holding companies or its shareholders or managers;<br><br>XXVII. Appoint and replace accounting firms;<br><br>XXVIII. Approve and amend internal regulation of the Board of Directors; and<br><br>XXIX. Change the accounting or tax principles, as well as the policy for distribution of results and/or withholding of Company's profits. | I. Conduct any business involving the Company and any of the Companies controlled by the Company, or any of its shareholders, whether direct or indirect, or managers, or companies controlled, whether directly or indirectly, by holding companies or its shareholders or managers;<br><br>XXVI. Appoint and replace accounting firms;<br><br>XXVII. Approve and amend internal regulation of the Board of Directors; and<br><br>XXVIII. Change the accounting or tax principles, as well as the policy for distribution of results and/or withholding of Company's profits. |

**Standardized Financial Statements for 2007 (DFP)**

This is a document required by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM for year-end results which contains financial data along with a management presentation. It contains combined financial statements for the year ended December 31, 2007. Marisa's management also gives explanations as per any positive and negative results during the year. In addition to financial data, the company describes its overall strengths, corporate structure, corporate governance, various boards and board members, and divulges its number of employees. It also includes an auditor's note to the Company's audited financial statements for the years ended December 31, 2007 and 2006.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR) 09/30/2007 Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
Voluntary restatement



REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |
| 4 – STATE REGISTRATION NUMBER (NIRE) 35300334159 | | |

## 01.02 – HEAD OFFICE

| 1 – ADDRESS | | | 2 – SUBURB OR DISTRICT | |
|---|---|---|---|---|
| RUA JAMES HOLLAND, 422 | | | BARRA FUNDA | |
| 3 – POSTAL CODE 01138-000 | 4 - MUNICIPALITY SÃO PAULO | | | 5 – STATE SP |
| 6-AREA CODE | 7 – TELEPHONE 2109-6269 | 8 – TELEPHONE 2109-6443 | 9 – TELEPHONE 2109-6390 | 10 – TELEX |
| 11-AREA CODE | 12 – FAX 2109-6182 | 13 – FAX | 14 – FAX | |
| 15 – E-MAIL DRI@MARISA.COM.BR | | | | |

## 01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

| 1 – NAME | | | | |
|---|---|---|---|---|
| PAULO SÉRGIO BORSATTO | | | | |
| 2 – ADDRESS RUA JAMES HOLLAND, 422 | | | 3 – SUBURB OR DISTRICT BARRA FUNDA | |
| 4 – POSTAL CODE 01138-000 | 5 - MUNICIPALITY SÃO PAULO | | | 6 – STATE SP |
| 7-AREA CODE | 8 – TELEPHONE 2109-6252 | 9 – TELEPHONE | 10 – TELEPHONE | 11 – TELEX |
| 12-AREA CODE | 13 – FAX 3392-4276 | 14 – FAX | 15 – FAX | |
| 16 – E-MAIL | | | | |

## 01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

| CURRENT YEAR | | CURRENT QUARTER | | | PRIOR QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 – END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 – QUARTER | 7 - BEGINNING | 8 – END |
| 01/01/2007 | 12/31/2007 | 3 | 07/01/2007 | 09/30/2007 | 2 | 04/01/2007 | 06/30/2007 |
| 9 - INDEPENDENT ACCOUNTANT | | | | | | 10 - CVM CODE | |
| Deloitte Touche Tohmatsu Auditores Independentes | | | | | | 00385-9 | |
| 11 - PARTNER RESPONSIBLE | | | | | | 12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE | |
| Edimar Facco | | | | | | 012.937.208-01 | |

## 01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

## 01.05 – CAPITAL

| NUMBER OF SHARES (thousand) | 1 - CURRENT QUARTER 09/30/2007 | 2 - PRIOR QUARTER 06/30/2007 | 3 - SAME QUARTER IN PRIOR YEAR 09/30/2006 |
|---|---|---|---|
| **Paid-up capital** | | | |
| 1 – Common | 133,903,230 | 44,634,410 | 0 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 133,903,230 | 44,634,410 | 0 |
| **Treasury shares** | | | |
| 4 – Common | 0 | 0 | 0 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 0 | 0 | 0 |

## 01.06 – CHARACTERISTICS OF THE COMPANY

| |
|---|
| 1 – TYPE OF COMPANY<br>Commercial, Industrial and Other Companies |
| 2 – SITUATION<br>In Operation |
| 3 – NATURE OF OWNERSHIP<br>National Holding |
| 4 – ACTIVITY CODE<br>3990 – Business Investment and management |
| 5 – MAIN ACTIVITY<br>Organization, investment in and management of companies and businesses of any nature, as partner or shareholder |
| 6 – TYPE OF CONSOLIDATION<br>Full |
| 7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS |

## 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 – ITEM | 2 – CNPJ | 3 – COMPANY NAME |
|---|---|---|

## 01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 – EVENT | 3 – DATE OF APPROVAL | 4 - TYPE | 5 – DATE OF PAYMENT | 6 – TYPE OF SHARE | 7 – AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | Annual/Extraordinary Shareholders' Meeting | | | | | |
| 02 | Annual/Extraordinary Shareholders' Meeting | | | | | |

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02076-1 | MARISA S.A. | 08.262.343/0001-36 |

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

| 1 – ITEM | 2 – DATE OF ALTERATION | 3 - CAPITAL (R$ thousand) | 4 – AMOUNT OF ALTERATION (R$ thousand) | 5 – NATURE OF ALTERATION | 7 – NUMBER OF SHARES ISSUED (thousand) | 8 - SHARE PRICE ON ISSUE DATE (Reais) |
|---|---|---|---|---|---|---|
| 02 | 03/19/2007 | 42,314,417 | 1,000,000 | AFAC | 1,000,000 | 1.0000000000 |
| 03 | 03/19/2007 | 44,634,410 | 2,319,993 | SUBSCRIPTION IN ASSETS OR CREDITS | 2,319,993 | 1.0000000000 |
| 04 | 10/24/2007 | 484,634,410 | 440,000,000 | PUBLIC SUBSCRIPTION | 44,000,000 | 10.000000000 |

01.10 – INVESTOR RELATIONS OFFICER

| 1 – DATE | 2 – Signature |
|---|---|
| | |

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 02.01- BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

| 1 – Code | 2 – Description | 3 – 09/30/2007 | 4 – 06/30/2007 |
|---|---|---|---|
| 1 | Total Assets | 59,050 | 81,955 |
| 1.01 | Current Assets | 3,281 | 4,294 |
| 1.01.01 | Cash and cash equivalents | 3,263 | 4,290 |
| 1.01.01.01 | Cash | 0 | 0 |
| 1.01.01.02 | Banks | 0 | 0 |
| 1.01.01.03 | Temporary cash investments | 3,263 | 4,290 |
| 1.01.02 | Receivables | 18 | 4 |
| 1.01.02.01 | Customers | 0 | 0 |
| 1.01.02.01.01 | Trade accounts receivables | 0 | 0 |
| 1.01.02.01.02 | Allowance for doubtful accounts | 0 | 0 |
| 1.01.02.01.03 | Discount to present value | 0 | 0 |
| 1.01.02.02 | Other receivables | 18 | 4 |
| 1.01.02.02.01 | Securities | 0 | 0 |
| 1.01.02.02.02 | Recoverable taxes | 12 | 4 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 0 | 0 |
| 1.01.02.02.04 | Prepaid expenses | 0 | 0 |
| 1.01.02.02.05 | Other receivables | 6 | 0 |
| 1.01.03 | Inventories | 0 | 0 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 55,769 | 77,661 |
| 1.02.01 | Long-term assets | 0 | 0 |
| 1.02.01.01 | Other receivables | 0 | 0 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 0 | 0 |
| 1.02.01.02 | Intercompany receivables | 0 | 0 |
| 1.02.01.02.01 | Affiliates | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 0 | 0 |
| 1.02.01.03 | Other | 0 | 0 |
| 1.02.02 | Permanent assets | 55,769 | 77,661 |
| 1.02.02.01 | Investments | 55,769 | 77,661 |
| 1.02.02.01.01 | Investments in affiliates | 55,769 | 77,661 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 0 | 0 |
| 1.02.02.02 | Property and equipment | 0 | 0 |
| 1.02.02.03 | Intangible assets | 0 | 0 |
| 1.02.02.04 | Deferred charges | 0 | 0 |

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

**02.02 – BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)**

| 1 – Code | 2 – Description | 3 – 09/30/2007 | 4 - 06/30/2007 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 59,050 | 81,955 |
| 2.01 | Current liabilities | 35,427 | 35,455 |
| 2.01.01 | Loans and financing | 0 | 0 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 17 | 0 |
| 2.01.04 | Taxes payable | 48 | 21 |
| 2.01.05 | Dividends payable | 35,362 | 35,362 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 0 | 0 |
| 2.01.08 | Other | 0 | 72 |
| 2.01.08.01 | Payroll and related charges | 0 | 18 |
| 2.01.08.02 | Other payables | 0 | 54 |
| 2.02 | Noncurrent liabilities | 0 | 0 |
| 2.02.01 | Long-term liabilities | 0 | 0 |
| 2.02.01.01 | Loans and financing | 0 | 0 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 0 | 0 |
| 2.02.01.03.01 | Reserve for contingencies | 0 | 0 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 0 | 0 |
| 2.02.01.06.01 | Taxes in installments | 0 | 0 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.04 | Shareholders' equity | 23,623 | 46,500 |
| 2.04.01 | Capital | 44,634 | 44,634 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 1,866 | 1,866 |
| 2.04.04.01 | Legal | 1,866 | 1,866 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | (22,877) | 0 |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

01.01 - IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 03.01 – STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - Code | 2 – Description | 3-07/01/2007 to 09/30/2007 | 4-01/01/2007 to 09/30/2007 | 5-07/01/2006 to 09/30/2006 | 6-01/01/2006 to 09/30/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.02 | Deductions | 0 | 0 | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 0 | 0 | 0 | 0 |
| 3.04 | Cost of sales and/or services | 0 | 0 | 0 | 0 |
| 3.05 | Gross profit | 0 | 0 | 0 | 0 |
| 3.06 | Operating (expenses) income | (22,983) | 16,722 | 0 | 0 |
| 3.06.01 | Selling | 0 | 0 | 0 | 0 |
| 3.06.02 | General and administrative | (1,088) | (2,354) | 0 | 0 |
| 3.06.03 | Financial, net | 104 | 145 | 0 | 0 |
| 3.06.03.01 | Financial income | 109 | 174 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 109 | 174 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (5) | (29) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (5) | (29) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | 0 | 0 | 0 | 0 |
| 3.06.04 | Other operating income | 0 | 0 | 0 | 0 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | (21,999) | 18,931 | 0 | 0 |
| 3.07 | Income (loss) from operations | (22,983) | 16,722 | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | 106 | (2,268) | 0 | 0 |
| 3.08.01 | Income | 106 | 111 | 0 | 0 |
| 3.08.02 | Expenses | 0 | (2,379) | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | (22,877) | 14,454 | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | 0 | 0 | 0 | 0 |
| 3.11 | Deferred income tax | 0 | 0 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.15 | Net income (loss) | (22,877) | 14,454 | 0 | 0 |
|  | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 133,903,230 | 133,903,230 | 0 | 0 |
|  | EARNINGS PER SHARE |  | 0.10794 | 0.00000 | 0.00000 |
|  | LOSS PER SHARE | (0.17085) |  |  |  |

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. OPERATIONS

Marisa S.A. (the "Company") was established on August 15, 2006 to be the holding company of the following companies: Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda. and Fix Participações Ltda. and subsidiaries ("Companies").

This group of Companies, of which the Company is the holding company, is engaged in the retail of clothing in general and other department store products, management of own credit cards (Private Label type), and logistics.

The Companies have converging interests and the centralization of their management in the Company renders them more efficient regarding the achievement of their business purposes, helping management in decision making.

The Company holds ownership interests in the direct and indirect subsidiaries mentioned in note 4, the corporate purposes of which are as follows:

1.1. Marisa Lojas Varejistas Ltda. ("Marisa Lojas") - primarily engaged in the retail of clothing in general and other department store products. In addition to these activities, Marisa Lojas is also engaged in the import of merchandise and sale of products on the Internet.

Tax incentives

ICMS (state VAT)

Marisa Lojas benefits from incentives granted by the Pernambuco State Development Program (PRODEPE) for an indefinite period of time, in the form of deemed tax credits corresponding to 3% of the total amount of interstate shipments made by the distribution center located in Jaboatão dos Guararapes, Pernambuco State. The effect of these incentives is recorded in the statement of operations under the caption "Other operating income (expenses)".

1.2. Due Mille Participações Ltda. ("Due Mille") - primarily engaged in providing any type of product handling, stowage, loading and unloading services, general management of product distribution centers, and clothe hanging and hanger logistics.

1.3. Fix Participações Ltda. ("Fix") - operates as a holding company, investing in other companies in charge of managing own credit cards called Marisa Card.

Currently, Fix has the following direct and indirect subsidiaries:

1.3.1. Credi-21 Participações Ltda. ("Credi-21") - started its operations on November 1999, and is primarily engaged in managing own credit cards called Marisa Card

and holding ownership interests in other companies. Sales of this card represented approximately 65.09% and 66.2% of Marisa Lojas sales in September and June 2007, respectively.

1.3.1.1. Primos Participações Ltda. ("Primos") - established on February 25, 2000, is primarily engaged in managing the purchase of personal insurance by holders of the Marisa Card from insurers.

1.3.1.2. TCM Participações Ltda. ("TCM") – established on April 14, 2004, is primarily engaged in providing collection, credit advisory, and Marisa Card collection portfolio management services. Since April 1, 2007, TCM has been inoperative and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

1.3.1.3. TEF Serviços de Processamento de Dados Ltda. ("TEF") - established on March 16, 2005, is primarily engaged in printing and mailing the Marisa Card bills. Since April 1, 2007, TEF has been inoperative and ceased to perform its activities, which, from that date, have been conducted by Credi-21.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), using criteria that are consistent with those adopted for the preparation of the financial statements as of December 31, 2006.

The individual and consolidated balance sheets for the nine-month period ended September 30, 2007 are presented in comparison with the balances as of June 30, 2007, according to the balances determined in accordance with the Brazilian corporate law.

The individual and consolidated statements of operations are not presented in comparison with the quarter and the nine-month period ended September 30, 2006, since the Company started its operations on December 31, 2006 and the investments that required consolidation were absorbed on that date.

The Company is presenting as supplemental information to the basic interim financial statements, in note 28, the individual and consolidated statements of cash flows prepared in accordance with Accounting Standard and Procedure 20 (NPC 20) - Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors (IBRACON) on April 31, 1999.

The Company operates the financial services of Marisa Card and, in order to facilitate the measurement of its performance and to maintain the historical comparative basis for income and expenses in the retail business, net income from these operations is presented in the

statement of operations under the caption "Other operating income (expenses)". The breakdown of net result from financial services is presented in note 21.

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Results of operations

Income and expenses are recorded on the accrual basis.

Resale revenue and related costs are recorded upon the delivery of products to customers and credit card service revenue is recorded upon the provision of the service. Revenue from services provided is recognized in the statement of operations when earned.

b) Use of estimates

The preparation of interim financial statements requires the Companies' management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions. Accordingly, the interim financial statements include several estimates related to adjustments to present value, allowance for doubtful accounts, provision for inventory losses, useful lives of property and equipment and reserves for contingencies, to make projections and determine the impairment of fixed assets, deferred charges and deferred income tax assets, as well as to determine the provision for income tax. As the Company's judgment involves estimates related to the likelihood of future events, actual results could differ from those estimates.

c) Cash and cash equivalents

Represented by highly liquid investments with original maturities of up to 90 days, stated at cost plus income earned through the balance sheet dates and adjusted, when applicable, to their equivalent fair value.

d) Marketable securities

Represented by investments in shares of other companies purchased to be actively and frequently traded, stated at cost plus income earned and adjusted to fair value at the balance sheet dates, with unrealized gains and losses recorded in results for quarters.

e) Allowance for doubtful accounts

Recorded based on an analysis of risks related to the realizability of receivables, in an amount considered sufficient to cover potential losses.

f) Inventories

Stated at average cost of acquisition, adjusted to market value and less a provision for losses, when applicable.

g) Investments

Represented by investments in subsidiaries accounted for under the equity method, as mentioned in notes 4 and 12.

h) Property and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method, at rates based on the useful lives of the assets, as shown in note 13.

i) Other current and noncurrent assets

Stated at net realizable value.

j) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, if applicable, related charges and monetary and exchange variations incurred through the balance sheet dates.

k) Foreign currency-denominated amounts subject to exchange variation

Monetary assets and liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates.

l) Income and social contribution taxes

The provision for income tax was recorded by the companies Marisa Lojas and Credi-21 at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240.

The provision for social contribution tax was calculated at the rate of 9% on taxable income. Deferred income and social contribution taxes recorded in current and noncurrent assets arise from temporarily nondeductible expenses and tax loss carryforwards.

Pursuant to CVM Resolution No. 273/98 and CVM Instruction No. 371/02, deferred taxes are recorded at probable realizable values. The details are disclosed in note 10.

For the companies Fix, Primos, TCM, TEF, Due Mille, income and social contribution taxes are calculated under the criteria established by prevailing tax legislation, using the deemed income method.

m) Loans and financing

Adjusted based on interest, monetary and exchange variations and financial charges incurred through the balance sheet dates, as established in contracts and shown in note 15.

n) Reserve for contingencies

Adjusted through the balance sheet dates for the probable amount of loss, according to the nature of each contingency and based on the opinion of the Companies' legal counsel. The basis and nature of the reserve for contingencies are described in note 18.

o) Financial instruments - derivatives

Recorded on the accrual basis. Gains earned and losses incurred as a result of these contracts are recognized as adjustments to financial income and expenses.

p) Financial income and expenses

Financial income and expenses basically include interest on loans, net of interest receivable on temporary cash investments, monetary and exchange variations, discounts granted by suppliers on early payment of trade notes, and gains and losses on derivative financial instruments, which are recognized in results for the quarters.

q) Adjustments to present value

Purchase and sales transactions in fixed installments have been adjusted to their present value because of their maturities, using the average rate of the financial charges incurred by the Companies on fundraising, for both customers and suppliers.

The adjustment to present value of purchases is recorded under the captions "Trade accounts payable" and "Inventories" (note 8) and its reversal is made against the caption "Financial income" (note 22), according to maturity, in the case of trade accounts payable, and realization of inventories in relation to the recorded amounts. The adjustment to present value of sales in installments has a corresponding entry to the caption "Trade accounts receivable" (note 7) and its realization is recorded as financial income (note 22) according to maturity.

r) Statements of cash flows

The Company is presenting as supplemental information, in note 28, the individual and consolidated statements of cash flows prepared in accordance with Accounting Standard and Procedure 20 (NPC 20) issued by the Brazilian Institute of Independent Auditors (IBRACON).

s) Earnings (loss) per share

Calculated based on the number of shares outstanding at the balance sheet dates.

## 4. CONSOLIDATION CRITERIA

The consolidated interim financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, and include the accounts of the Company and its direct and indirect subsidiaries listed below:

| Subsidiaries | % ownership interest | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| Marisa Lojas Varejistas Ltda. | 99.99 | 99.99 |
| Due Mille Participações Ltda. | 99.91 | 99.91 |
| Fix Participações Ltda. | 99.99 | 99.99 |
| Credi-21 Participações Ltda. (*) | 99.99 | 99.99 |
| Primos Participações Ltda. (*) | 96.08 | 96.08 |
| TCM Participações Ltda. (*) | 99.37 | 99.37 |
| TEF Serviços de Processamento de Dados Ltda. (*) | 94.34 | 94.34 |

(*) Indirect subsidiaries.

In the preparation of the consolidated interim financial statements, financial statements as of the same dates and consistent with the accounting practices described in note 3 were used. Investments in proportion to the Company's interest in the subsidiaries' shareholders' equity and results, intercompany balances and transactions, and unrealized profits, net of income and social contribution taxes, have been eliminated.
The minority interest in the Companies controlled by the Company has been recorded in a separate caption.

## 5. CASH AND CASH EQUIVALENTS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 |
| Cash | - | - | 5,682 | 5,624 |
| Banks (a) | - | - | 13,801 | 14,233 |
| Temporary cash investments (b) | 3,263 | 4,290 | 130,563 | 142,454 |
| | 3,263 | 4,290 | 150,046 | 162,311 |

(a) See note 15, guarantees for loans and financing.

(b) As of September 30 and June 30, 2007, the balance of "Temporary cash investments" is as follows:

| | Yield for the 3rd quarter of 2007 % | Yield for the 2nd quarter of 2007 % | Consolidated 09/30/2007 | 06/30/2007 |
|---|---|---|---|---|
| Fixed income - Safra (i) | 8.43 | 5.92 | 85,212 | 80,642 |
| Fixed income X-21 - Calyon (ii) | 5.25 | 2.50 | 25,455 | 40,785 |
| Credit Suisse - portfolio (iii) | 9.32 | 6.25 | 8,118 | 7,890 |
| Other | - | - | 11,778 | 13,137 |
| | | | 130,563 | 142,454 |

(i) Refers to 587,284 shares held as of September 30, 2007 (473,591 as of June 30, 2007) in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of the end of the quarter, the portfolio is basically composed of Bank Certificates of Deposit (CDBs) and 54% invested in Government Debt Securities.

(ii) Refers to 4,791,606 shares held as of September 30, 2007 (7,887,369 as of June 30, 2007) in a financial investment fund managed by Crédit Agricole Private Capital Management, recorded at fair value. As of the end of the quarter, the portfolio is basically composed of Bank Certificates of Deposit (CDBs), 19.56% invested in *"DI Futuro"* (interbank deposit) and 42.38% in Government Debt Securities (National Treasury Bills - LTNs and Treasury Bills - LFTs).

(iii) Refers to 815,776 shares held as of September 30, 2007 (815,776 shares as of June 30, 2007) in a financial investment fund consisting 78% of Government Debt Securities (National Treasury Bills – LTNs) and 22% of other government securities.

## 6. MARKETABLE SECURITIES

| | Yield in the quarters | Consolidated 09/30/2007 | 06/30/2007 |
|---|---|---|---|
| Austrian bonds (*) | 91.20% of CDI | - | 81,524 |
| Other companies' shares: | | | |
| Brasken S.A. | | 281 | 276 |
| Other shares | | 17 | 17 |
| | | 298 | 81,817 |

(*) Refers to Austrian government debt securities, adjusted based on 91.2% of the CDI (interbank deposit rate) as of June 30, 2007. On January 13, 2006, the subsidiary Marisa Lojas acquired Austrian government bonds, the so-called "Austrian Bonds", with maturity on July 11, 2007.

## 7. TRADE ACCOUNTS RECEIVABLE

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| Trade accounts receivable - Marisa Card: | | |
| Current: | | |
| From 211 to 240 days | 5,304 | 21,973 |
| From 181 to 210 days | 7,988 | 10,142 |
| From 151 to 180 days | 16,442 | 17,795 |
| From 121 to 150 days | 22,817 | 24,507 |
| From 91 to 120 days | 30,388 | 37,272 |
| From 61 to 90 days | 45,707 | 50,765 |
| From 31 to 60 days | 57,716 | 56,652 |
| Up to 30 days | 18,564 | 24,403 |
| Past-due: | | |
| Up to 30 days | 111,625 | 104,742 |
| From 31 to 60 days | 16,787 | 17,213 |
| From 61 to 90 days | 12,585 | 14,420 |
| From 91 to 120 days | 15,191 | 22,432 |
| From 121 to 150 days | 13,692 | 16,241 |
| From 151 to 180 days | 14,041 | 19,114 |
| | 388,847 | 437,671 |
| Credit card companies - third parties | 25,735 | 27,402 |
| Other receivables | 209 | 192 |
| Allowance for doubtful accounts | (30,381) | (30,504) |
| Adjustment to present value | (1,936) | (3,191) |
| | 382,474 | 431,570 |

Receivables past-due more than 180 days are written off from the balance of trade accounts receivable against the allowance for doubtful accounts.

## 8. INVENTORIES

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| Goods for resale | 149,936 | 139,075 |
| Adjustment to present value | (1,572) | (1,801) |
| Provision for inventory losses | (1,753) | (2,113) |
| | 146,611 | 135,161 |

## 9. RECOVERABLE TAXES

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| Income tax | 12,235 | 11,910 |
| COFINS (tax on revenue) | 1,609 | 1,718 |
| PIS (tax on revenue) | 369 | 396 |
| ICMS (state VAT) | 7,089 | 3,920 |
| CSLL (social contribution on net profit) | 1,421 | 590 |
| Other | 86 | 105 |
| Current assets | 22,809 | 18,639 |
| | | |
| Recoverable ICMS | 9,124 | 9,793 |
| Noncurrent assets (*) | 9,124 | 9,793 |

(*) The balances in consolidated noncurrent assets are recorded under the caption "Other".

## 10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

| | Consolidated | | | |
|---|---|---|---|---|
| | 09/30/2007 | | 06/30/2007 | |
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| Noncurrent: | | | | |
| Tax contingencies | 67,529 | 67,529 | 66,295 | 66,295 |
| Labor contingencies | 12,467 | 12,467 | 15,123 | 15,123 |
| Civil contingencies | 12,660 | 12,660 | 10,210 | 10,210 |
| Provision for inventory losses | 253 | 253 | 613 | 613 |
| Provision for adjustment to present value | 1,738 | 1,738 | 2,764 | 2,764 |
| Provision for swap losses | 15,372 | 15,372 | 16,779 | 16,779 |
| Other | 5,159 | 5,159 | 5,159 | 5,159 |
| Allowance for doubtful accounts | 29,856 | 29,856 | 29,038 | 29,038 |
| Social contribution tax loss carryforwards | - | 105,499 | - | 79,292 |
| Tax loss | 91,608 | - | 65,503 | - |
| | 236,642 | 250,533 | 211,484 | 225,273 |
| Tax rate | 25% | 9% | 25% | 9% |
| | 59,161 | 22,548 | 52,871 | 20,275 |
| Current assets | 15,635 | 9,675 | 17,220 | 7,441 |
| Noncurrent assets | 43,526 | 12,873 | 35,651 | 12,834 |

Based on projections of future taxable income of the Company's subsidiaries, the estimated recovery of the consolidated deferred income and social contribution tax assets on tax loss carryforwards is as follows:

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| 2009 | 19,922 | 7,511 |
| 2010 | 12,159 | 9,816 |
| 2011 | 12,159 | 14,427 |
| 2012 | 12,159 | 16,731 |
| | 56,399 | 48,485 |

The asset amount recorded is limited to amounts whose offset is based on projected taxable income, discounted to present value, realized by the Company's subsidiaries for the next five years, also considering that the offset of tax loss carryforwards is limited to 30% of the annual taxable income before income tax, as determined by Brazilian tax legislation.

The balance of deferred income tax as of September 30 and June 30, 2007 includes the total effect of tax loss carryforwards of the subsidiaries Marisa Lojas and Credi-21, which can be carried forward indefinitely and can be offset against future taxable income.

The balance of deferred taxes arising from temporary differences as of September 30, 2007 is expected to be realized by 2012. However, it is not possible to accurately estimate the years over which these temporary differences will be realized, as most of them are subject to court decisions over which the Company has no control or for which the Company is unable to predict when a final and unappealable decision will be issued.

Future taxable income projections include various estimates as to the performance of the Brazilian and international economies, selection of exchange rates, sales volume, sales prices, tax rates, among others, which may differ from actual data and amounts.

As the income and social contribution tax balance results not only from taxable income but also from the tax and corporate structure of the Company's subsidiaries, the existence of nontaxable income, nondeductible expenses, tax exemptions and incentives and various other variables, there is no material relation between the net income of the Company's subsidiaries and the income and social contribution tax balance. Accordingly, the utilization of tax losses should not be considered indicative of future profits of the Company's subsidiaries.

b) Reconciliation of effective income and social contribution tax expenses

| | 09/30/2007 | | 06/30/2007 | |
|---|---|---|---|---|
| | Company | Consolidated | Company | Consolidated |
| Income (loss) before income and social contribution taxes | 14,454 | (17,158) | 37,332 | 15,282 |
| Statutory rate | 34% | 34% | 34% | 34% |
| Expected income and social contribution income at statutory rate | (4,914) | 5,834 | (12,693) | (5,196) |
| i) Effect of income and social contribution taxes on permanent differences: | | | | |
| Fine on tax deficiency notices | | (51) | - | - |
| Equity in subsidiaries | 6,437 | 10,348 | 13,917 | 17,932 |
| Loss on variable income investments higher than gains | - | (607) | - | (471) |
| Interest - Austrian bonds | - | 1,106 | - | 1,057 |
| Other permanent additions (deductions) | (772) | (1,576) | (809) | (1,171) |
| Income (loss), except financial income, of subsidiaries taxed based on deemed income: | | | | |
| Reversal of taxation effect - taxable income | - | (3,352) | - | (11,596) |
| Taxation based on deemed income, using gross revenue from sales as tax base | - | (3,095) | - | (2,767) |
| ii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month and nine-month period, for which deferred taxes were recorded as there was strong evidence of their realization in the period: | | | | |
| Temporary differences | - | 10,696 | - | 8,502 |
| Tax loss carryforwards | - | 14,169 | - | 16,272 |
| iii) Effect of income and social contribution taxes on temporary differences and tax losses for the six-month nd nine-month period, for which deferred taxes were not recorded as there was no strong evidence of their realization in the period: | | | | |
| Temporary differences | (751) | (1,338) | (417) | 20 |
| Credit recorded | - | 32,134 | - | 22,582 |
| Current income and social contribution taxes | - | (4,261) | - | (5,250) |
| Deferred income and social contribution taxes | - | 36,395 | - | 27,832 |

Under prevailing tax legislation, the accounting and tax records for the past 5 years, related to income and social contribution taxes, are open to review by tax authorities. Other taxes and contributions are open to review and approval by tax authorities for varying statutory periods.

## 11. RELATED-PARTY TRANSACTIONS

The balances and transactions with related parties are as follows:

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 |
| Noncurrent assets: | | | | |
| Related parties: | | | | |
| Begoldi Comércio, Participação e Administração S.A. (a) | - | - | 1,908 | 1,895 |
| Other related parties | - | - | 38 | 38 |
| | - | - | 1,946 | 1,933 |
| Current liabilities: | | | | |
| Rentals payable (b): | | | | |
| Nix Administração e Participação Ltda. | - | - | 831 | 869 |
| Mareasa Participações Ltda. | - | - | 215 | 216 |
| Novay Participações Ltda. | - | - | 726 | 814 |
| Actio Participações Ltda. | - | - | 393 | 415 |
| Other | - | - | - | - |
| | - | - | 2,165 | 2,314 |
| Dividends: | | | | |
| Begoldi Comércio, Participação e Administração S.A. (c) | 33,318 | 33,318 | 33,318 | 33,318 |
| Individuals | 2,044 | 2,044 | 2,044 | 2,150 |
| | 35,362 | 35,362 | 35,362 | 35,468 |
| Income (expenses)- | | | | |
| Rentals of Group real estate properties (d) | - | - | 17,361 | 11,095 |

(a) Refers to advances granted by the subsidiaries to Begoldi for the payment of taxes and administrative expenses in general, which are not subject to interest. Balances are classified in noncurrent assets because they have indeterminate maturity dates.

(b) Refers to rentals payable to related companies, as shown in note 24.f.

(c) Refers to dividends due by the holding company Marisa S.A.

(d) Refers to rentals paid by the Group companies:

| | 09/30/2007 | 06/30/2007 |
|---|---|---|
| Nix Administrações e Participações Ltda. | 5,471 | 3,321 |
| Mareasa Participações Ltda. | 1,826 | 1,158 |
| Actio Participações Ltda. | 3,709 | 2,485 |
| Novay Participações Ltda. | 6,355 | 4,131 |
| | 17,361 | 11,095 |

## 12. INVESTMENTS

Company and consolidated investments are as follows:

| | Shareholders' equity | | Ownership interest - % | | Investments (Company) | | Investments (Consolidated) | | Equity in subsidiaries |
|---|---|---|---|---|---|---|---|---|---|
| | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 | 09/30/2007 |
| Marisa Lojas Varejistas Ltda. | 34,979 | 40,057 | 99.99 | 99.99 | 34,979 | 40,057 | - | - | 784 |
| Due Mille Participações Ltda. | 6,825 | 4,925 | 99.911 | 99.911 | 6,819 | 4,921 | - | - | 5,359 |
| Fix Participações Ltda. | 13,971 | 32,684 | 99.99 | 99.99 | 13,971 | 32,683 | - | - | 12,788 |
| | | | | | 55,769 | 77,661 | - | - | 18,931 |
| Other | | | | | - | - | 2 | 2 | - |
| Total investments | | | | | 55,769 | 77,661 | 2 | 2 | 18,931 |

## 13. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

| | Average annual depreciation rate - % | Consolidated | | | |
|---|---|---|---|---|---|
| | | 09/30/2007 | | | 06/30/2007 |
| | | Cost | Depreciation | Net | Net |
| Property and equipment: | | | | | |
| Installations | 10 | 32,145 | (16,117) | 16,028 | 15,110 |
| Leasehold improvements | 20 | 175,709 | (68,094) | 107,615 | 105,174 |
| IT equipment | 20 | 24,927 | (13,331) | 11,596 | 11,508 |
| Furniture and fixtures | 10 | 23,871 | (6,421) | 17,450 | 16,119 |
| Vehicles | 20 | 183 | (174) | 9 | 13 |
| Construction in progress | - | 32,889 | - | 32,889 | 12,185 |
| Other property and equipment | 10 | 543 | (46) | 497 | 419 |
| | | 290,267 | (104,183) | 186,084 | 160,528 |
| Intangible assets- | | | | | |
| Goodwill (*) | - | 16,873 | - | 16,873 | 15,020 |

(*) Represented by goodwill acquired by the subsidiary Marisa Lojas and based on commercial locations where the Marisa and Marisa Família stores are located, which is an intangible asset that can be sold and is not impaired over time. However, the subsidiary Marisa Lojas tests this asset for impairment annually.

## 14. TRADE ACCOUNTS PAYABLE

As of September 30 and June 30, 2007, the Company had more than 550 suppliers, all based in Brazil. At the balance sheet date, the five main suppliers accounted for approximately 16% (17% as of June 30, 2007) of total trade accounts payable and none represented individually more than 5% (5% as of June 30, 2007). Individually, other suppliers do not represent more than 2% (2% as of June 30, 2007) of total trade accounts payable.

## 15. LOANS AND FINANCING

As of September 30 and June 30, 2007, the Company's subsidiaries had the following loans in Brazilian reais:

| | | | Consolidated | | | |
|---|---|---|---|---|---|---|
| | Principal | Interest | 09/30/2007 | 06/30/2007 | Charges | Maturity |
| Current liabilities: | | | | | | |
| Banco Alfa - working capital | - | - | - | 2,061 | - | - |
| Banco Bradesco - working capital | 3,900 | 115 | 4,015 | 4,149 | Interest of 108.5% of CDI (a) | January 2008 |
| Banco Bradesco - secured account | 15,096 | - | 15,096 | - | Interest of 108.5% of CDI (a) | - |
| Banco Bradesco - BNDES | 1,897 | 396 | 2,293 | 2,285 | Interest of 6.5% p.a. + TJLP (b) | April 2009 |
| Banco Safra - buyer financing | 8,728 | 19 | 8,747 | - | Interest of 103% of CDI (a) | - |
| Banco Safra - working capital | 98,088 | 1,033 | 99,121 | 164,127 | Interest of 1.8% p.a. to 2.0% p.a. + CDI (a) | From October 2007 to January 2008 |
| Banco Safra – Resolution No 2.770 (*) | 100,987 | 2,193 | 103,180 | | Interest of 0.60% p.a. to 1.05% p.a. + CDI (a) | January 2008 |
| Banco Safra - FINAME | 750 | 45 | 795 | 847 | Interest of 4.5% p.a. to 9.3% p.a. + TJLP (b) | From November 2007 to April 2010 |
| Banco Santander - Resolutions No. 2,770 and 3,221 (*) | 39,845 | 4,068 | 43,913 | 38,075 | Interest of 118% of CDI (a) | From October 2007 to February 2008 |
| Unibanco S.A. - buyer financing | 7,658 | 117 | 7,775 | 7,894 | Interest of 1.45% p.a. + CDI (a) | March 2008 |
| Unibanco S.A. - Resolution No. 2,770 (*) | 12,051 | 833 | 12,884 | 14,347 | Interest of 2.85% p.a. + CDI (a) | October 2007 |
| Unibanco S.A. - BNDES | 966 | 4 | 970 | 1,454 | Interest of 4.5% p.a. to 5.5% p.a + TJLP (b) | From December 2007 to February 2009 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 22,599 | 1,428 | 24,027 | 20,374 | Interest of 2.68% p.a. to 2.80% p.a. + CDI (a) | March 2008 |
| Banco Itaú - Resolutions No. 2,770 and 3,221 (*) | 19,980 | 842 | 20,822 | 15,516 | Interest of 2.50% p.a. to 2.80% p.a. + CDI (a) | From December 2007 to March 2008 |
| Banco J. Safra S.A. - Loans | - | - | - | 25,121 | - | - |
| Banco Credit Suisse S.A. (*) | - | - | - | 77,677 | - | - |
| Banco Credit Suisse S.A. (*) | - | 1,632 | 1,632 | 1,760 | Interest of 106% of CDI (a) | October 2007 |
| Banco Credit Suisse S.A. (*) | 25,474 | 310 | 25,784 | 27,991 | Interest of 108% of CDI (a) | October 2007 |
| BNDES financing | 18,192 | 1,807 | 19,999 | 15,218 | Interest of 2.8% p.a. + TJLP (b) | From April 2011 to April 2012 |
| UBS Pactual | 58,171 | 1,363 | 59,534 | 49,753 | Interest of 2.0% p.a. + CDI (a) | February 2009 |
| Banco Citibank - Resolution No. 2,770 (*) | 21,255 | 306 | 21,561 | 22,680 | Interest of 119% of CDI (a) | January 2008 |
| | 455,637 | 16,511 | 472,148 | 491,329 | | |
| Noncurrent liabilities: | | | | | | |
| Financing - BNDES | 87,254 | - | 87,254 | 95,827 | Interest of 2.8% p.a. + TJLP (b) | From April 2011 to April 2012 |
| Banco Credit Suisse S.A. (*) | 86,891 | - | 86,891 | 93,258 | Interest of 106% to 108% of CDI (a) | From February 2009 to July 2011 |
| Safra S.A. - FINAME (equipment financing) | 635 | - | 635 | 843 | Interest of 4.5% p.a. to 9.3% p.a. + TJLP (b) | From September 2008 to April 2010 |
| Banco Bradesco S.A. - BNDES | 1,242 | - | 1,242 | 1,809 | Interest of 6.5% p.a. + TJLP (b) | April 2009 |
| UBS Pactual | 21,829 | - | 21,829 | 31,596 | Interest of 1.20% p.a. + CDI (a) | February 2009 |
| Unibanco S.A. - BNDES | 91 | - | 91 | 188 | Interest of 4.5% p.a. to 5.5% p.a + TJLP (b) | From September 2008 to February 2009 |
| | 197,942 | - | 197,942 | 223,521 | | |

(a) CDI - Interbank deposit rate.
(b) TJLP - Long-term interest rate.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| Index | Quarterly rate - % | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| TJLP | 6.25 | 6.50 |
| CDI | 10.04 | 11.37 |

(*) On the same date these funds were raised, the subsidiaries Marisa Lojas and Credi-21 entered into swap transactions to hedge their exposure to market, currency, and interest rate risks. As of September 30, 2007 the swap balance recorded under loans and financing in current liabilities, with a corresponding entry to financial expenses, was R$6,705 (R$34,280 as of June 30, 2007).

As of September 30 and June 30, 2007, loans and financing in noncurrent liabilities mature as follows:

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| 2009 | 61,173 | 78,550 |
| 2010 | 28,642 | 29,093 |
| 2011 | 99,512 | 26,344 |
| 2012 | 8,615 | 89,534 |
| | 197,942 | 223,521 |

Restrictive covenants

As of September 30, 2007, the subsidiaries have loan and financing agreements with banks that contain restrictive covenants. Some of these covenants have been complied with and others have not. The restrictive covenants related to the financial ratios required in the loan agreements entered into with Banco Credit Suisse S.A. and Unibanco S.A. - BNDES for the quarters then ended are as follows:

Banco Credit Suisse S.A.

Indebtedness shall not exceed R$350,000 (not complied with).

Payment of dividends and interest on capital shall not exceed 40% of net income.

Disclose annual or quarterly financial reports.

On July 31, 2007, the Company's subsidiaries obtained a waiver until February 28, 2008 from Banco Credit Suisse of the rights to demand the immediate or accelerated payment of the amounts due on that date. With respect to the payment of dividends, the subsidiaries obtained a waiver, exempting them from the limit for the payment of dividends.

Unibanco S.A. - BNDES

Transfer of funds ("loan agreements") between subsidiaries and affiliates shall not exceed R$30,000 (not complied with).

Total indebtedness shall not exceed 150% of EBITDA or 15% of shareholders' equity (not complied with).

Financial expenses for the period shall not exceed 40% of EBITDA.

Payments of dividends shall be limited to 15% of net income, and of interest on capital to 5% of shareholders' equity, as long as the amount does not exceed half the amount of the profit reserve (not complied with).

On April 30, 2007, the Company's subsidiaries signed an amendment to the financing agreements entered into with Unibanco S.A. - BNDES, under which the creditors excluded the above-mentioned covenants from such agreements.

Guarantees for loans and financing

The loans and financing are guaranteed by the following related parties:

| | | | Consolidated | |
|---|---|---|---|---|
| | | | 09/30/2007 | 06/30/2007 |
| Company | Financial institution | Type of guarantee | R$ | R$ |
| Nix Administração e Participação Ltda. | Banco Credit Suisse S.A. | Promissory note | - | 64,618 |
| Marisa Lojas Varejistas Ltda. | BNDES financing | Bank guarantees | 105,447 | 109,656 |
| Begoldi Comércio, Participação e Administração S.A. | Banco Citibank – Resolution No. 2,770 | Promissory note | 25,775 | 30,544 |
| Begoldi Comércio, Participação e Administração S.A. and Nix Administração e Participação Ltda. | Banco Santander | Promissory note | 44,297 | 37,139 |
| Nix Administração e Participação Ltda. | Banco Safra S.A. | Promissory note | 106,828 | 162,363 |
| Begoldi Comércio, Participação e Administração S.A. and Marisa Lojas Varejistas Ltda. | Banco Safra S.A. | Temporary cash investments | 101,000 | - |
| Begoldi Comércio, Participação e Administração S.A. and Marisa Lojas Varejistas Ltda. | Banco Itaú - Resolutions No. 2,770 and 3,221 | Promissory note | 45,240 | 35,044 |
| Begoldi Comércio, Participação e Administração S.A., Novay Participação Ltda. and Nix Administração e Participação Ltda. | Banco Bradesco S.A. | Real estate property (a) + Promissory note | 15,203 | 5,315 |

| | | | | |
|---|---|---|---|---|
| Begoldi Comércio, Participação e Administração S.A. and Novay Participação Ltda. | Unibanco - União de Bancos Brasileiros S.A. | Real estate property (a) + pledge | 2,797 | 2,872 |
| Nix Administração e Participação Ltda. | Banco Alfa S.A. | Promissory note | - | 2,400 |
| Nix Administração e Participação Ltda. | Banco Safra S.A. - FINAME | Promissory note | 1,485 | 1,740 |
| Nix Administração e Participação Ltda. | Banco J. Safra | Promissory note | - | 25,000 |
| Marisa Lojas Varejistas Ltda. | Banco Credit Suisse S.A. | Fiduciary transfer (b) | 6,078 | 6,078 |
| | | | 454,150 | 482,769 |

(a) As of September 30 and June 30 2007, the real estate properties offered as guarantee were recorded at the net book value of R$3,838 and R$3,948, respectively.

(b) Agreement for the fiduciary transfer of receivables and other covenants, under which Marisa Lojas fiduciarily transferred to Banco Credit Suisse S.A. 75% of all its receivables from billings of its stores related to sales carried out with two credit card companies, Redecard S.A. and Companhia Brasileira de Meios de Pagamento, which is effective until the repayment of the loan. Marisa Lojas shall keep in the account where the revenues given as guarantee are deposited an amount at least three times the amount required to pay an installment of the debt to Banco Credit Suisse S.A.

## 16. LEASE TRANSACTIONS

The subsidiaries Marisa Lojas and Credi-21 have equipment lease commitments for periods ranging from 24 to 36 months, with average interest rate equal to CDI plus 1.73% p.a., whereby assets are to be purchased at the end of the lease agreements for a symbolic residual value. Future lease commitments are treated as expense when payments are made and totaled approximately R$8,949 as of September 30, 2007 (R$9,974 as of June 30, 2007).

As of September 30 and June 30, 2007, lease commitments are as follows:

| Year | 09/30/2007<br>R$ | 06/30/2007<br>R$ |
|---|---|---|
| 2008 | 5,336 | 4,863 |
| 2009 | 3,108 | 3,558 |
| 2010 | 505 | 1,326 |
| 2011 | - | 227 |
| Total | 8,949 | 9,974 |

Had such transactions been recorded as purchase of property and equipment for payment in installments, the balance of property and equipment as of September 30, 2007 would be increased by R$10,847, liabilities would be increased by R$8,949, and shareholders' equity as of that date would be increased by R$1,898 (R$11,659, R$9,974 and R$1,685, respectively as of June 30, 2007).

## 17. TAXES PAYABLE

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 09/30/2007 | 06/30/2007 | 09/30/2007 | 06/30/2007 |
| Income tax | 22 | 2 | 14,015 | 14,917 |
| Social contribution tax | | - | 3,076 | 3,511 |
| COFINS (tax on revenue) | | - | 2,707 | 4,488 |
| PIS (tax on revenue) | | - | 596 | 974 |
| ICMS (state VAT) | | - | 7,027 | 9,806 |
| Other | 26 | 19 | 1,916 | 1,747 |
| | 48 | 21 | 29,337 | 35,443 |

## 18. RESERVE FOR CONTINGENCIES

The Company's subsidiaries are parties to tax, labor and civil lawsuits and in civil administrative proceedings. Management, based on the opinion of its legal counsel, believes that the reserve for contingencies is sufficient to cover probable losses. The balances of the reserves for contingencies are as follows:

| | Consolidated 06/30/2007 | Additions | Write-offs | Charges | Consolidated 09/30/2007 |
|---|---|---|---|---|---|
| Tax: | | | | | |
| COFINS (a) | 40,340 | - | - | 580 | 40,920 |
| COFINS (b) | 5,997 | - | - | 85 | 6,082 |
| Income tax - Law No. 8,200/91 (c) | 7,482 | - | - | - | 7,482 |
| FGTS (severance pay fund) (d) | 4,104 | 88 | - | 73 | 4,265 |
| 13th salary injunction (e) | 3,659 | - | - | - | 3,659 |
| State Poverty Alleviation Fund (FECP) - RJ (f) | 3,426 | 372 | - | - | 3,798 |
| Taxable income computation book (LALUR) | 1,671 | - | - | - | 1,671 |
| Social contribution tax (g) | 1,011 | - | - | 72 | 1,083 |
| Other tax contingencies | 3,275 | - | - | 36 | 3,311 |
| | 70,965 | 460 | | 846 | 72,271 |
| Labor (h) | 15,123 | 516 | - | - | 15,639 |
| Civil (i) | 10,225 | 2,462 | (27) | - | 12,660 |
| Total contingencies | 96,313 | 3,438 | (27) | 846 | 100,570 |
| Escrow deposits | (17,526) | (1,679) | - | - | (19,205) |
| | 78,787 | 1,759 | (27) | 846 | 81,365 |

In compliance with CVM Resolution No. 489, the Company is disclosing the change in the reserve for contingencies for the quarter ended June 30, 2007, based on the balance as of June 30, 2007.

(a) Law No. 9,718, of November 27, 1998, increased the COFINS rate from 2% to 3%, and allowed this 1% difference to be offset in 1999 against the tax payable in the same year. However, in 1999, the subsidiary

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

Marisa Lojas filed a lawsuit and was granted an injunction suspending the payment of the tax (1% rate difference).

(b) In 1999, the subsidiary Marisa Lojas filed a lawsuit and was granted an injunction suspending the increase in the tax base, challenging articles 3 and 8, respectively, of said Law, and authorizing the payment of COFINS based on Supplementary Law No. 70/91.

As regards items (a) and (b), as of September 30, 2007, the court records were closed for judgment by the 3rd Region Regional Federal Court (TRF). Previous decisions of the Federal Supreme Court (STF) on the matter, based on article 195 of the Federal Constitution, prior to Constitutional Amendment No. 20/98, considered the expressions gross revenue and billings synonyms, making them equivalent to product, service or product and service sales. Therefore, paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional because it extended the concept of gross revenue to all revenues earned by legal entities, regardless of their activity and the accounting classification adopted. Based on the opinion of its legal counsel, the Company classified the likelihood of an unfavorable outcome on this lawsuit as probable.

(c) This lawsuit requests the court to declare that there is no legal or tax requirement to apply to the financial statements issued in 1991, for 1990, of the subsidiary Marisa Lojas, the fiscal National Treasury Bond (BTN) variation, adjusted according to the tax adjustment index, and, instead, the fiscal BTN adjusted by the Consumer Price Index (IPC) should be applied on income and social contribution taxes and tax on net income (ILL) falling due. The initial lawsuit was numbered No. 91.0653835-5 and unfolded into several lawsuits. The court records are awaiting the issuance of the court decision that rejected the special appeal filed. Previous court decisions consider this Law fully constitutional; accordingly, the likelihood of an unfavorable outcome is probable.

(d) The subsidiary Marisa Lojas filed a lawsuit against the Federal Government, distributed on September 26, 2001 under No. 2001.61.00.024399-6, requesting the unconstitutionality of Supplementary Law No. 110/01, arguing it fails to comply with the precedence principle set forth in article 150, III, "b", of the Federal Constitution. An appeal was filed against this court decision that partially granted the request; numbered No. 490790-9, which is currently awaiting judgment by the STF. Marisa Lojas made escrow deposits until December 2006 based on its monthly payroll. Currently, the STF is judging the special appeal filed. There is a partially favorable decision that prevents the levy of the tax during the first three months. Among the related lawsuits we highlight the direct action of unconstitutionality (ADIN) No. 2,568, being judged by the STF. The injunction granted to this direct action of unconstitutionality declares the constitutionality of Supplementary Law No. 110/01, except for the heading of article 14, related to the ninety-day grace period before which the tax cannot be levied. Previous lower and appeal court decisions are uniform; accordingly, this position, which until now has been unfavorable to taxpayers, can be reversed.

(e) Lawsuit requesting the court to declare that the subsidiary Marisa Lojas is not legally bound to pay social security contribution on Christmas bonuses and to authorize the Company to offset the amount it considers unduly paid. Marisa Lojas made several escrow deposits and, currently, is regularly paying the 13th salary, however, the deposit period is still under discussion. As of September 30, 2007, the Company is awaiting the judgment of the lawsuit by a lower court. Previous court decisions, including by the STF, are unfavorable, although there were no lower court decisions; accordingly, the likelihood of an unfavorable outcome is probable.

(f) Lawsuit filed against the Rio de Janeiro State Government to have the unconstitutionality of the Poverty Alleviation Fund - Law No. 4,056/02 declared. After the claim was dismissed by the Rio Janeiro Justice Court (TJRJ), an extraordinary appeal was filed, which is awaiting judgment, and a special appeal has been definitely dismissed. Beginning August 2007, the subsidiary Marisa Lojas started making the payments, however it is still challenging the constitutionality of the amounts deposited in escrow.

(g) Lawsuit filed under No. 2004.61.00.019379-9 is challenging the increase in the social contribution tax base, when approved based on deemed income. This lawsuit challenges paragraph 62, which sets forth the amounts

calculated on the tax base difference, increasing it from 12% to 32%. The subsidiaries TCM and Primos make a monthly escrow deposit of these amounts. Lawsuits are filed with the 17th Federal Court, and there is no consensual understanding on this matter; accordingly, the likelihood of an unfavorable outcome is probable because of the arguments presented.

(h) As of September 30, 2007, the Company's subsidiaries are parties to 644 labor lawsuits (648 labor lawsuits as of June 30, 2007) filed by former employees and third parties demanding the payment of severance pay, salary premiums, overtime and amounts payable due to joint liability.

(i) As of September 30, 2007, the Company's subsidiaries are parties to 2,603 civil lawsuits and administrative proceedings (1,868 civil lawsuits as of June 30, 2007), filed with civil courts, special civil courts and the consumer protection agency (PROCON) by consumers, suppliers, and former employees, most of which claiming indemnities.

As of September 30 and June 30, 2007, the Company's subsidiaries are parties to other lawsuits, for which the likelihood of loss, according to the analysis of their legal counsel, is possible, in the approximate amount of R$24,108 (R$24,108 as of June 30, 2007), for which the Company's management, supported by the opinion of its legal counsel, understands that the recognition of a provision for loss is not necessary.

## 19. TAXES IN INSTALLMENTS

Law No. 10,684, of May 30, 2003, provides for, among other issues, the tax debt refinancing program (PAES) that allows for the payment of tax debts to the Federal Revenue Service, the National Treasury Attorney General, and National Institute of Social Security (INSS) in installments. In July 2003, the subsidiary Marisa Lojas decided to include in this program some tax debts that were discussed in courts. In the nine-month period, the amount of R$365 (R$242 as of June 30, 2007) was amortized, presenting a debit balance of R$2,842 (R$2,932 on June 30, 2007) (R$1,756 - principal, R$211 - fine and R$875 - interest) at the end of the period, and the amounts of R$494 (R$489 as of June 30, 2007) and R$2,348 (R$2,443 as of June 30, 2007) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP (long-term interest rate), with final maturity in 2013.

Additionally, on September 1, 2006 the subsidiary Marisa Lojas requested the payment in installments of the income tax deficiency notice raised on alleged undue offset of 1997-1999 tax loss carryforwards, and the recognition of a tax credit because of an alleged failure to add to net income for the above-mentioned periods, in the determination of taxable income, of gains earned abroad by a subsidiary and remitted to Brazil. This payment was divided into 59 monthly installments. In the third quarter of 2007, the amount of R$1,882 (R$1,239 as of June 30, 2007) was amortized, presenting a debit balance of R$10,377 (R$10,733 as of June 30, 2007) (R$2,777 - principal, R$2,083 – fine and R$5,517 - interest) at the end of the period, and the amounts of R$2,594 (R$2,525 as of June 30, 2007) and R$7,783 (R$8,208 as of June 30, 2007) were classified in current and noncurrent liabilities, respectively, to be paid in monthly installments, adjusted based on the TJLP, with final maturity in 2011.

The regular payment of taxes and other obligations is mandatory to maintain the payment terms and conditions of this program.

These payments in installments are recorded under the caption "Reserve for contingencies".

Taxes in installments in noncurrent liabilities as of September 30 and June 30, 2007 mature as follows:

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| 2009 | 3,088 | 3,014 |
| 2010 | 3,088 | 3,014 |
| 2011 | 3,089 | 3,014 |
| 2012 | 494 | 1,122 |
| 2013 | 372 | 487 |
| | 10,131 | 10,651 |

Had this subsidiary recognized its financial liabilities at fair value, it would have recognized a gain before income and social contribution taxes of R$1,378 as of September 2007 (R$1,668 as of June 30, 2007), as shown below:

| Financial liability | Carrying amount | Fair value | Gain |
|---|---|---|---|
| Taxes in installments | 13,219 | 11,841 | 1,378 |

20. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital as of September 30, 2007 is R$44,634 (R$44,634 as of 30 June, 2007), represented by 133,903,230 (44,634,410 as of 30 June, 2007) common shares without par value and with voting rights at the Shareholders' Meetings as follows:

a) Capital

| | 09/30/2007 | |
|---|---|---|
| | Number of shares | Ownership interest - % |
| Begoldi Comércio, Participação e Administração S.A. | 100,204,899 | 74.83 |
| Flin Participações Ltda. | 25,958,331 | 19.39 |
| Other shareholders domiciled in Brazil | 7,740,000 | 5.78 |
| | 133,903,230 | 100.00 |

The Company is authorized to increase its capital up to the limit of 450,000,000 common shares without par value.

On June 29, 2007, Flin Participações Ltda. became a shareholder of the Company through the transfer of 8,652,777 common shares held by the individual shareholders domiciled in Brazil, equivalent to 19.38% of the Company's voting capital, in an increase of Flin Participações Ltda's capital.

b) Allocation of net income

In accordance with the Company's bylaws, shareholders are entitled to a mandatory minimum dividend of 25% of net income with the following adjustments: (i) addition of the amounts arising from the reversal, in the quarter, of previously recognized reserves for contingencies; (ii) reduction of the amounts allocated, in the quarter, to the legal reserve and reserves for contingencies; and (iii) whenever the amount of the mandatory minimum dividend exceeds the realized portion of net income for the quarter, Management may propose, and the Shareholders' Meeting may approve, the allocation of the exceeding amount to the unrealized profit reserve (article 197 of Brazilian corporate law).

c) Legal reserve

As of September 30, 2007, the Company recognized a legal reserve in the amount of R$1,866 as provided for in article 193 of the Brazilian corporate law.

d) Stock option plan

On April 25, 2007, the Company's Board of Directors established a stock option plan, through a Stock Option Agreement, appointing eligible employees in power positions and highly qualified service providers of the Company or its subsidiaries in order to align the interests and goals of these individuals with strategies and results expected by the Company. The option may be partially or totally exercised during the period defined in the Stock Option Agreement according to the plan's effective period. Under the plan, on April 25, 2007 the total number of common shares underlying the options that can be granted was 892,688 common shares of authorized capital stock, and they cannot exceed 2% of the total number of common shares issued by the Company at any time during the plan's effective period. Under the plan, all shares acquired with the exercise of vested options shall have the same rights and advantages granted to the common shares issued by the Company.

The exercise price of the options will be equivalent to the average market price of the Company's common shares in the last five trading sessions on the São Paulo Stock Exchange (BOVESPA) prior to the date of the Stock Option Agreement. The Extraordinary Shareholders' Meeting, held on October 16, 2007, with minutes published in the newspaper "Valor Econômico" on October 17, 2007 and in the São Paulo State Official Gazette on October 18, 2007, decided that the Board of Directors can, at its sole discretion, apply a 20% discount on this price, as determined for each specific case. The exercise price established in the Stock Option Agreement will be monetarily adjusted based on the IPCA

(Extended Consumer Price Index) variation for the period between the date of the Stock Option Agreement and the subscription date.

Until the date of this report, no stock options had been granted or exercised; accordingly, no effects were produced on the statement of operations or shareholders' equity.

## 21. OTHER OPERATING INCOME (EXPENSES)

For a better understanding of the performance and contribution of Marisa Card financial services to the Company's results, we present below the breakdown of other operating income (expenses), net.

| | Consolidated | |
|---|---|---|
| | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 |
| Result of financial services: | | |
| Income from financial services | 31,160 | 95,221 |
| Expenses on financial services | (6,448) | (21,220) |
| Losses on receivables, net | (58,024) | (111,450) |
| | (33,312) | (37,449) |
| Other operating income (expenses): | | |
| Recorded reserves | (2,972) | (7,368) |
| Tax credits | 3,961 | 10,084 |
| Recovered expenses | 7,636 | 15,765 |
| Fees to the public offering of shares | (1,032) | (3,306) |
| Other | 478 | (235) |
| | 8,071 | 14,940 |
| | (25,241) | (22,509) |

## 22. FINANCIAL INCOME (EXPENSES)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 |
| Financial expenses: | | | | |
| Loss on variable-income investments | - | - | (10,047) | (45,932) |
| Interest | - | - | (12,394) | (34,734) |
| CPMF (tax on banking transactions) | (4) | (28) | (2,714) | (6,937) |
| Banking expenses | (1) | (1) | (1,247) | (3,605) |
| Monetary variation | - | - | (1,167) | (4,029) |
| Adjustment to present value | - | - | (6,187) | (10,433) |
| Other | - | - | (391) | (2,969) |
| | (5) | (29) | (34,147) | (108,639) |
| Financial income: | | | | |
| Temporary cash investments | 109 | 174 | 10,042 | 44,365 |
| Monetary variation | - | - | 191 | 724 |
| Adjustment to present value | - | - | 1,256 | 5,639 |
| Other | - | - | 975 | 2,306 |
| | 109 | 174 | 12,464 | 53,034 |

## 23. OTHER NONOPERATING INCOME (EXPENSES)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 |
| Nonoperating income: | | | | |
| Gains on investments | 106 | 111 | 252 | 1,763 |
| Property and equipment | - | - | 241 | 241 |
| Other | - | - | (228) | 354 |
| | 106 | 111 | 265 | 2,358 |
| Nonoperating expenses: | | | | |
| Losses on investments | - | (2,379) | (913) | (3,311) |
| Other | - | - | (11) | (13) |
| | | (2,379) | (924) | (3,324) |
| | 106 | (2,268) | (659) | (966) |

Gains (losses) on investments refer to the percentage variation in investments made in subsidiaries during the quarters.

## 24. FINANCIAL INSTRUMENTS

The Company's subsidiaries carry out transactions involving the usual financial instruments described below. There were no material differences between the estimated fair values of financial instruments of subsidiaries as of September 30 and June 30, 2007, recorded in balance sheet accounts, and their carrying amounts.

a) Credit risk

The sales and credit policies of the subsidiaries are subject to the credit policies established by their Management and are intended to minimize possible problems over the default of customers. This goal is attained by the subsidiaries' Management through a careful selection of customer portfolio, which considers their ability to pay (credit rating) and diversification of their operations (risk dilution). The subsidiaries recognized an allowance for doubtful accounts in the amount of R$30,381 as of September 30, 2007 (R$30,504 as of June 30, 2007) to cover credit risks.

b) Loans and financing in foreign currency

There are amounts payable denominated in foreign currency, which are thus exposed to exchange risks. As of September 30 and June 30, 2007, the subsidiaries had financial instruments to hedge these liabilities denominated in foreign currency. The main balances denominated in foreign currency refer to loans and financing and are mentioned in note 15. The exchange gain or loss as of September 30 and June 30, 2007 is recorded in current assets or liabilities.

c) Fair value of financial instruments

The fair value of cash and cash equivalents (cash, banks, temporary cash investments and marketable securities), trade accounts receivable and current liabilities approximates their carrying amount, as the maturity of a significant portion of these balances is close to the balance sheet date. Loans and financing are monetarily adjusted based on inflation indices and variable interest rates due to market conditions and, therefore, the debit balance as of the balance sheet dates approximates the fair value.

d) Concentration of risk

Financial instruments that potentially subject the subsidiaries to concentration of credit risk consist mainly of bank accounts, temporary cash investments and trade accounts receivable, mainly related to transactions carried out with the subsidiary Credi-21. The balance of trade accounts receivable is distributed among the credit card companies. In the 3rd quarter of

2007, transactions with Credi-21 account for approximately 94% (94% in the 2nd quarter of 2007) of total credit card sales transactions. The total balance of trade accounts receivable is denominated in Brazilian reais.

e) Interest rate

The Company's subsidiaries are exposed to normal market risks arising from changes in interest rates on their long-term obligations.

f) Future commitments

As of September 30 and June 30 2007, the subsidiaries had lease agreements entered into with related parties and third parties. The lease amount of the real estate properties of related parties is always the higher of: (i) the amount equivalent to 3.65% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to related parties, of R$1,962. These lease agreements are effective for five years and can be contractually and automatically renewed for up to two five-year periods. The lease amount of the real estate properties of third parties is always the higher of: (i) the amount equivalent to 3% of the monthly gross sales of the store; or (ii) a minimum monthly amount annually adjusted based on several indices of inflation and average monthly expenses of rentals paid to third parties, of R$3,087. These lease agreements are effective for five to fifteen years, and can be renewed.

## 25. INSURANCE (NOT REVIEWED)

The Company's subsidiaries have an insurance policy that considers mainly risk concentration and its materiality, contracted at amounts considered sufficient by Management according to the type of their activities and advice of the insurance brokers.

As of September 30 and June 30, 2007, insurance coverage is as follows:

| | Consolidated | |
|---|---|---|
| | 09/30/2007 | 06/30/2007 |
| Civil liability | 1,000 | 1,000 |
| Sundry risks - inventories and property and equipment | 44,200 | 44,200 |
| National and international transportation | 2,500 | 2,500 |
| Vehicles | 728 | 728 |
| | 48,428 | 48,428 |

## 26. MANAGEMENT COMPENSATION

Pursuant to the Brazilian corporate law and the Company's bylaws, the shareholders are responsible for establishing, at the shareholders' meeting, the overall annual compensation of management. The Board of Directors is responsible for distributing the amount among management members.

Management compensation expenses for the quarter and the nine-month period ended September 30, 2007 totaled R$ 120 and R$ 120, respectively.

At the Annual Shareholders' Meeting held on March 20, 2007, the Company established the limit of management overall compensation at up to R$ 3,900 for 2007.

## 27. OTHER INFORMATION

Considering the Company's incorporation date, mentioned in note 1, and for the purpose of providing additional information to the user of the financial statements, the Company's management is presenting the combined historical balance sheet and statement of operations, considering the current corporate structure of the Company. The combined financial statements have been prepared in accordance with the consolidation criteria set forth by Brazilian accounting practices and CVM regulations, including the financial statements of the Company's direct subsidiaries and SPE(*), had the same corporate structure been applied as from January 1, 2006.

(*) SPEs - In essence, considering their relationship with Marisa Lojas, the operations of the SPEs are indirectly controlled by the Company, and these Entities are fully owned by Begoldi Comércio, Participação e Administração S.A. They are as follows:

- Actio Participações Ltda.
- Athol Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Lógica Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Racional Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Ativa Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Fax Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.
- Transfer Comércio Atacadista de Artigos do Vestuário e Complementos Ltda.

These combined financial statements are not indicative of the results of operations and related impact on the consolidated financial position of the Company which would be obtained had the change in accounting practices and the establishment of the Company mentioned in note 1 occurred on January 1, 2006.

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| | Combined 09/30/2006 |
|---|---|
| Current assets | |
| Cash and cash equivalents | 120,736 |
| Securities | 78,617 |
| Trade accounts receivable | 258,809 |
| Inventories | 99,787 |
| Recoverable taxes | 13,741 |
| Other receivables | 21,193 |
| Total current assets | 592,883 |
| Noncurrent assets | |
| Long-term assets | |
| Related parties | 16,383 |
| Deferred income and social contribution taxes | 49,194 |
| Other receivables | 1,232 |
| Investments | 2 |
| Property and equipment, net | 113,751 |
| Intangible assets | 13,407 |
| Deferred charges | 802 |
| Total noncurrent assets | 194,771 |
| Investment in real estate companies | 63,262 |
| Spun-off property and equipment, net | 37,477 |
| TOTAL ASSETS | 888,393 |
| Current liabilities | |
| Trade accounts payable | 121,626 |
| Related parties | 30,249 |
| Loans and financing | 296,323 |
| Payroll and related charges | 13,348 |
| Taxes payable | 32,072 |
| Other payables | 5,936 |
| Total current liabilities | 499,554 |
| Noncurrent liabilities | |
| Loans and financing | 110,470 |
| Reserve for contingencies | 77,133 |
| Taxes in installments | 3,481 |
| Total noncurrent liabilities | 191,084 |
| Minority interest | 680 |
| Shareholders' equity | |
| Capital | 244,394 |
| Capital reserves | 193 |
| Retained earnings (accumulated deficit) | (47,512) |
| Total shareholders' equity | 197,075 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 888,393 |

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| | Combined | |
|---|---|---|
| | 01/01/2006 to 09/30/2006 | 01/01/2006 to 09/30/2006 |
| REVENUE FROM SALES | 284,379 | 763,805 |
| REVENUE FROM SERVICES | 10,153 | 27,838 |
| GROSS OPERATING REVENUE | 294,532 | 791,643 |
| Sales taxes and other deductions | (94,279) | (252,814) |
| NET OPERATING REVENUE | 200,253 | 538,829 |
| Cost of resale of products | (95,446) | (255,588) |
| Cost of services | (7,751) | (22,239) |
| GROSS PROFIT | 97,056 | 261,002 |
| OPERATING (EXPENSES) INCOME | | |
| Selling expenses | (73,134) | (201,804) |
| General and administrative expenses | (15,593) | (43,460) |
| Other operating income (expenses) | (15,275) | (5,090) |
| INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (6,946) | 10,648 |
| FINANCIAL INCOME (EXPENSES) | | |
| Financial expenses | (31,977) | (116,669) |
| Financial income | 27,863 | 69,094 |
| Exchange variation, net | 5,057 | 6,030 |
| LOSS FROM OPERATIONS BEFORE DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (6,003) | (30,897) |
| Nonoperating income (expenses) | (4,245) | (93) |
| LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (10,248) | (30,990) |
| Income and social contribution taxes - current | 1,726 | (8,339) |
| Income and social contribution taxes - deferred | 4,639 | 25,408 |
| NET INCOME BEFORE MINORITY INTEREST, DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (3,883) | (13,921) |

| | | |
|---|---|---|
| MINORITY INTEREST IN NET INCOME BEFORE DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (16,161) | (34,955) |
| Equity in real estate companies | 2,673 | 4.763 |
| Expense on depreciation of spun-off property and equipment | (509) | (1,769) |
| Income from rental of spun-off real estate | 433 | 1,328 |
| NET LOSS AFTER DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FRON RENTAL OF SPUN-OFF PROPETY | (17,447) | (44,554) |

## 28. STATEMENTS OF CASH FLOWS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 | 07/01/2007 to 09/30/2007 | 01/01/2007 to 09/30/2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | (22,877) | 14,454 | (22,877) | 14,454 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | - | - | 10,469 | 27,325 |
| Allowance for doubtful accounts | - | - | (58,024) | (111,450) |
| Equity in subsidiaries | 21,999 | (18,931) | - | - |
| Net book value of property and equipment written off | - | - | 182 | 10,473 |
| Write-off of investments | (107) | 6.767 | - | - |
| Minority interest | - | - | (11) | 522 |
| Financial charges and exchange variation on intercompany balances, loans, financing and taxes payable | - | - | 17,960 | 155,357 |
| Deferred income and social contribution taxes | - | - | (8,563) | (36,395) |
| Taxes in installments | - | - | (520) | (1,676) |
| Reserve for contingencies | - | - | 2,575 | 7,159 |
| | (985) | 2,290 | (58,809) | 65,769 |
| (Increase) decrease in assets: | | | | |
| Trade accounts receivable | - | - | 107,120 | 83,424 |
| Inventories | - | - | (11,450) | (57,274) |
| Recoverable taxes | (8) | (12) | (4,170) | (7,356) |
| Other receivables | (6) | 394 | 2,965 | (7,139) |
| Related parties | - | - | (13) | 140 |
| Increase (decrease) in liabilities: | | | | |
| Trade accounts payable | 17 | 17 | (21,216) | (8,553) |
| Taxes payable | 29 | 48 | (2,363) | (38,995) |
| Payroll, provisions and related charges | (18) | - | 2,686 | 3,513 |
| Related parties | - | - | (147) | (925) |
| Income and social contribution taxes | (2) | - | (3,743) | (1,520) |
| Other payables | (54) | (500) | (1,210) | (1,582) |
| Net cash provided by (used in) operating activities | (1,027) | 2,237 | 9,650 | 29,502 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | |
| Securities | - | - | 81,535 | 81,565 |
| Acquisition of investments in related parties | - | (2,320) | - | |
| Acquisition of property and equipment and increase in deferred charges | - | - | (40,609) | (86,542) |
| Minority interest in shareholders' equity | - | - | (532) | (540) |

## 04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

| | | | | |
|---|---|---|---|---|
| Net cash provided by (used in) investing activities | - | (2,320) | 40,394 | (5,517) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Borrowings | - | - | 168,365 | 527,260 |
| Capital increase | - | 3,319 | - | 3,319 |
| Repayment of loans and financing | - | - | (230,552) | (524,411) |
| Payment of dividends | - | - | (106) | (25,871) |
| Net cash provided by (used in) financing activities | - | 3,319 | (62,293) | (19,703) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (1,027) | 3,236 | (12,249) | 4,282 |
| CASH AND CASH EQUIVALENTS | | | | |
| Balance at beginning of period | 4,290 | 27 | 162,311 | 145,780 |
| Balance at end of period | 3,263 | 3,263 | 150,062 | 150,062 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (1,027) | 3,236 | (12,249) | 4,282 |

The individual and consolidated statements of cash flows are not presented comparatively to the quarter and nine-month period ended September 30, 2006, since the Company began operations on December 31, 2006 and the investments that required consolidation were absorbed as of that date.

## 29. EXPENSES ON PUBLIC OFFERING OF SHARES

For the preparation of the Initial Public Offering (IPO) of the shares issued by Marisa S.A. in the New Market Segment ("Novo Mercado") of the São Paulo Stock Exchange (BOVESPA), the Company incurred several expenses, such as legal publications, engagement of independent auditors for the comfort letter of the distribution prospectus, CVM registration process, investor relations services, investors' information website design, etc., which totaled R$3,300 as of September 30, 2007 and are recognized under the caption "General and administrative expenses". Upon the conclusion of the public offering process, total expenses are estimated at R$24,300, of which R$21,000 should be recorded in the fourth quarter of the current year.

## 30. SUBSEQUENT EVENTS

1. Extension of loan maturity dates

Loans that had their maturity dates extended are as follows:

| | Principal | Charges | Agreement maturity date | Agreement amendment date |
|---|---|---|---|---|
| Banco Unibanco S.A. | 11,958 | Interest of 2.85% p.a. + CDI | 04/02/2008 | 10/05/2007 |
| Banco Safra S.A. | 48,500 | Interest of 2.00% p.a. + CDI | 11/05/2007 | 10/03/2007 |
| Banco Santander S.A. | 24,214 | Interest of 118% of CDI | 12/18/2007 | 10/15/2007 |
| Banco Safra S.A. | 25,000 | Interest of 1.80% p.a. + CDI | 10/17/2007 | 11/19/2007 |

2. Funding

Funds raised in October 2007 were as follows:

| | Principal | Charges | Agreement maturity date |
|---|---|---|---|
| Banco Safra S.A. | 10,000 | Interest of 1.00% p.a. + CDI | 01/28/2008 |
| Banco Safra S.A. | 14,000 | Interest of 1.00% p.a. + CDI | 12/10/2007 |
| Banco Unibanco S.A. | 10,752 | Interest of 118% of CDI | 12/28/2007 |

3. Offering of Shares

On March 29, 2007, the Company and the controlling shareholders filed with Brazilian Securities Commission ("CVM") an application for registration of a primary public offering of shares issued by Marisa S.A., which was registered on August 2, 2007.

The Offering was approved at the Company's Board of Directors Meeting held on October 3, 2007, according to the minutes published in the newspaper "*Valor Econômico*" on October 4, 2007 and in the São Paulo State Official Gazette on October 5, 2007. The capital increase, by means of issuance of the shares and exclusion of the preferential right, and determination of the Share Price were approved at the Company's Board of Directors Meeting held on October 18, 2007, according to the minutes published in the newspaper "*Valor Econômico*" on October 19, 2007 and in the São Paulo State Official Gazette on October 20, 2007. These shares are listed on the São Paulo Stock Exchange (BOVESPA) under the code "MARI3", ratifying the subscription of 44,000,000 common shares, at the fixed price of R$10.00 per share, paid up on October 24, 2007 with a R$440,000 capital increase.

There may be the subscription of 6,600,000 registered common shares without par value, free of liens and encumbrances, issued by the Company ("Overallotment Shares"), equivalent up to 15% of the shares of the initial public offering, according to the subscription option for overallotment shares granted by the Company to Banco UBS Pactual S.A., for the sole purpose of meeting the possible excess demand arising from the Offering ("Supplementary Stock Option"). The Supplementary Stock Option may be exercised by Banco UBS Pactual S.A., upon notification to the Lead Underwriter, providing the decision on the share distribution at the time of the Offering price determination has been made with mutual agreement among the Underwriters of the Offering, under the aforementioned terms, within 34 days from the date the Agreement for the Allocation of Marisa S.A. Common Shares ("Allocation Agreement") is signed, under the same terms and conditions of the initially offered shares, according to article 24 of CVM Instruction No. 400/03. The offering of shares was coordinated by Banco de Investimentos Credit Suisse (Brazil) S.A. together with Banco UBS Pactual S.A.

## 05.01 – COMMENTS ON THE COMPANY' S PERFORMANCE IN THE QUARTER

Marisa S.A., has direct and indirect equity interest in its subsidiaries, Marisa Lojas Varejistas Ltda., Due Mille Participações Ltda., Fix Participações Ltda, Credi-21 Participações Ltda, Primos Participações Ltda., TEF Participações Ltda. and TCM Participações Ltda. Accordingly, the comment on the Company's performance will be presented in Group 08 – Comment on the Consolidated Performance.

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais – R$)

| 1 – Code | 2 – Description | 3 – 09/30/2007 | 4 - 06/30/2007 |
|---|---|---|---|
| 1 | Total Assets | 1,014,955 | 1,106,646 |
| 1.01 | Current Assets | 736,936 | 865,843 |
| 1.01.01 | Cash and cash equivalents | 150,046 | 162,311 |
| 1.01.01.01 | Cash | 5,682 | 5,624 |
| 1.01.01.02 | Banks | 13,801 | 14,233 |
| 1.01.01.03 | Temporary cash investments | 130,563 | 142,454 |
| 1.01.02 | Receivables | 440,279 | 568,371 |
| 1.01.02.01 | Customers | 382,474 | 431,570 |
| 1.01.02.01.01 | Trade accounts receivables | 414,791 | 465,265 |
| 1.01.02.01.02 | Allowance for doubtful accounts | (30,381) | (30,504) |
| 1.01.02.01.03 | Adjustment to present value | (1,936) | (3,191) |
| 1.01.02.02 | Other receivables | 57,805 | 136,801 |
| 1.01.02.02.01 | Securities | 298 | 81,817 |
| 1.01.02.02.02 | Recoverable taxes | 22,809 | 18,639 |
| 1.01.02.02.03 | Deferred income and social contribution taxes | 25,310 | 24,661 |
| 1.01.02.02.04 | Prepaid expenses | 0 | 0 |
| 1.01.02.02.05 | Other receivables | 9,388 | 11,684 |
| 1.01.03 | Inventories | 146,611 | 135,161 |
| 1.01.04 | Other | 0 | 0 |
| 1.02 | Noncurrent assets | 278,019 | 240,803 |
| 1.02.01 | Long-term assets | 67,469 | 60,211 |
| 1.02.01.01 | Other receivables | 56,399 | 48,485 |
| 1.02.01.01.01 | Deferred income and social contribution taxes | 56,399 | 48,485 |
| 1.02.01.02 | Intercompany receivables | 1,946 | 1,933 |
| 1.02.01.02.01 | Affiliates | 1,908 | 1,895 |
| 1.02.01.02.02 | Subsidiaries | 0 | 0 |
| 1.02.01.02.02 | Other related parties | 38 | 38 |
| 1.02.01.03 | Other | 9,124 | 9,763 |
| 1.02.02 | Permanent assets | 210,550 | 180,592 |
| 1.02.02.01 | Investments | 2 | 2 |
| 1.02.02.01.01 | Investments in affiliates | 0 | 0 |
| 1.02.02.01.02 | Investments in affiliates - goodwill | 0 | 0 |
| 1.02.02.01.03 | Investments in subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Investments in subsidiaries - goodwill | 0 | 0 |
| 1.02.02.01.05 | Other investments | 2 | 2 |
| 1.02.02.02 | Property and equipment | 186,084 | 160,528 |
| 1.02.02.03 | Intangible assets | 16,873 | 15,020 |
| 1.02.02.04 | Deferred charges | 7,591 | 5,042 |

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

| 1 – Code | 2 – Description | 3 - 09/30/2007 | 4 - 06/30/2007 |
|---|---|---|---|
| 2 | Total liabilities and shareholders' equity | 1,014,955 | 1,016,648 |
| 2.01 | Current liabilities | 700,805 | 746,088 |
| 2.01.01 | Loans and financing | 472,148 | 491,329 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Trade accounts payable | 129,690 | 150,906 |
| 2.01.04 | Taxes payable | 29,337 | 35,443 |
| 2.01.04.01 | Taxes payable | 29,337 | 35,443 |
| 2.01.05 | Dividends payable | 35,362 | 35,468 |
| 2.01.06 | Provisions | 0 | 0 |
| 2.01.07 | Intercompany payables | 2,165 | 2,314 |
| 2.01.08 | Other | 32,103 | 30,628 |
| 2.01.08.01 | Payroll and related charges | 22,250 | 19,565 |
| 2.01.08.02 | Other payables | 9,853 | 11,063 |
| 2.02 | Noncurrent liabilities | 289,438 | 312,959 |
| 2.02.01 | Long-term liabilities | 289,438 | 312,959 |
| 2.02.01.01 | Loans and financing | 197,942 | 223,521 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 81,365 | 78,787 |
| 2.02.01.03.01 | Reserve for contingencies | 81,365 | 78,787 |
| 2.02.01.04 | Intercompany payables | 0 | 0 |
| 2.02.01.05 | Advance for future capital increase | 0 | 0 |
| 2.02.01.06 | Other | 10,131 | 10,651 |
| 2.02.01.06.01 | Taxes in installments | 10,131 | 10,651 |
| 2.02.02 | Deferred income | 0 | 0 |
| 2.03 | Minority interest | 1,089 | 1,099 |
| 2.04 | Shareholders' equity | 23,623 | 46,500 |
| 2.04.01 | Capital | 44,634 | 44,634 |
| 2.04.02 | Capital reserves | 0 | 0 |
| 2.04.03 | Revaluation reserves | 0 | 0 |
| 2.04.03.01 | Own assets | 0 | 0 |
| 2.04.03.02 | Subsidiaries/Affiliates | 0 | 0 |
| 2.04.04 | Profit reserves | 1,866 | 1,866 |
| 2.04.04.01 | Legal | 1,866 | 1,866 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized profit | 0 | 0 |
| 2.04.04.05 | Profit retention reserve | 0 | 0 |
| 2.04.04.06 | Special for unpaid dividends | 0 | 0 |
| 2.04.04.07 | Other profit reserves | 0 | 0 |
| 2.04.05 | Retained earnings/accumulated deficit | (22,877) | 0 |
| 2.04.06 | Advance for future capital increase | 0 | 0 |

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## 07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian reais – R$)

| 1 - Code | 2 – Description | 3-07/01/2007 to 09/30/2007 | 4-01/01/2007 to 09/30/2007 | 5-07/01/2006 to 09/30/2007 | 6-01/01/2006 to 09/30/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales and/or services | 399,833 | 1,143,404 | 0 | 0 |
| 3.02 | Deductions | (123,924) | (356,711) | 0 | 0 |
| 3.03 | Net revenue from sales and/or services | 275,909 | 786,693 | 0 | 0 |
| 3.04 | Cost of sales and/or services | (147,298) | (410,184) | 0 | 0 |
| 3.05 | Gross profit | 128,611 | 376,509 | 0 | 0 |
| 3.06 | Operating (expenses) income | (160,392) | (392,701) | 0 | 0 |
| 3.06.01 | Selling | (92,516) | (271,164) | 0 | 0 |
| 3.06.02 | General and administrative | (23,610) | (57,210) | 0 | 0 |
| 3.06.03 | Financial, net | (19,025) | (41,818) | 0 | 0 |
| 3.06.03.01 | Financial income | 17,369 | 70,103 | 0 | 0 |
| 3.06.03.01.01 | Financial income | 12,464 | 53,034 | 0 | 0 |
| 3.06.03.01.02 | Exchange variation, net | 4,905 | 17,069 | 0 | 0 |
| 3.06.03.02 | Financial expenses | (36,394) | (111,921) | 0 | 0 |
| 3.06.03.02.01 | Financial expenses | (34,147) | (108,639) | 0 | 0 |
| 3.06.03.02.02 | Exchange variation, net | (2,247) | (3,282) | 0 | 0 |
| 3.06.04 | Other operating income | 43,552 | 123,818 | 0 | 0 |
| 3.06.05 | Other operating expenses | (68,793) | (146,327) | 0 | 0 |
| 3.06.06 | Equity in subsidiaries | 0 | 0 | 0 | 0 |
| 3.07 | Income (loss) from operations | (31,781) | (16,192) | 0 | 0 |
| 3.08 | Nonoperating income (expenses), net | (659) | (966) | 0 | 0 |
| 3.08.01 | Income | 265 | 2,358 | 0 | 0 |
| 3.08.02 | Expenses | (924) | (3,324) | 0 | 0 |
| 3.09 | Income before taxes and profit sharing | (32,440) | (17,158) | 0 | 0 |
| 3.10 | Provision for income and social contribution taxes | 989 | (4,261) | 0 | 0 |
| 3.11 | Deferred income tax | 8,563 | 36,395 | 0 | 0 |
| 3.12 | Statutory profit sharing/contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital | 0 | 0 | 0 | 0 |
| 3.14 | Minority interest | 11 | (522) | 0 | 0 |
| 3.15 | Net income | (22,877) | 14,454 | 0 | 0 |
|  | NUMBER OF SHARES, FORMER TREASURY SHARES (thousand) | 133,903,230 | 133,903,230 | 0 | 0 |
|  | EARNINGS PER SHARE |  | 0.10794 | 0 | 0 |
|  | LOSS PER SHARE | (0.17085) |  | 0 | 0 |

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

# MARISA ANNOUNCES NET REVENUE GROWTH OF 38% AND INAUGURATION OF 3 NEW STORES IN THE 3Q07

**São Paulo, Brazil, November 12, 2007** – Marisa S.A. – (BOVESPA: MARI3, Reuters MARI3.SA and Bloomberg MARI3 BZ), the largest retail chain specialized in women's fashion and lingerie, announces today its results for the third quarter of 2007 (3Q07). Except where stated otherwise, the Company's financial and operating information, as well as comparisons to the year 2006 (3Q06), are expressed in thousands of Brazilian Real, in accordance with Brazilian accounting practices.

## Highlights

- **Net Revenue from Goods and Services** increased by 37.8% to R$275.9 million in the 3Q07, from R$200.3 million in the 3Q06. In the same-store concept the net revenue grew 12.7% in the same period;
- 3 new stores were opened and 6 stores were expanded/renovated in 3Q07. Year to date, 12 new stores were opened and 13 stores were expanded/renovated.
- The **Marisa Card** grew in 480 thousand new cards. In the 3Q07, totaling 9.0 million;
- Lower **selling expenses** as percentage of net revenues (36.5% in 3Q06 x 33.5% in 3Q07) due to better expenses management and maturation of new stores;
- **Capital Expenditures** reached R$40.6 million in 3Q07 and R$ 86.6 million in 9M07. The amount was expended in new stores, expansion and remodeling of old ones, replacing fixed assets and IT;
- Increased share of Marisa Card 0+8x interest-bearing sales (13.5% in 3Q06 x 23.9% in 3Q07). Revenue from interest on installment sales grew from R$1.5 million in the 3Q06 to R$15.5 million in the 3Q07.

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

| *(in thousands of R$)* Operating and Financial Highlights | Consolidated 3Q07 | Combined 3Q06 | Var. % | Consolidated 9M07 | Combined 9M06 | Var. % |
|---|---|---|---|---|---|---|
| Net revenue of sales and services | 275.910 | 200.253 | 37.8% | 786.693 | 538.829 | 46.0% |
| Gross Profit | 128.611 | 97.057 | 32.5% | 376.509 | 261.003 | 44.3% |
| Gross Profit (%) | 46.6% | 48.5% | -1.9 p.p. | 47.9% | 48.4% | -0.5 p.p. |
| Net Income (loss) | (22.877) | (17.448) | 31.1% | 14.454 | (44.554) | n.a. |
| Growth of net revenue - Same Stores [2] | 12.7% | 15.2% | -2.5 p.p. | 18.5% | 19.3% | 0.8 p.p. |
| Total number of stores (units) | 178 | 156 | 14.1% | 178 | 156 | 14.1% |
| Number of employees (units) | 9,110 | 7,597 | 19.9% | 9,110 | 7,597 | 19.9% |
| Sales area ($m^2$) | 173,297 | 129,116 | 34.2% | 173,297 | 129,116 | 34.2% |
| # of Marisa Cards ('000) | 9,063 | 6,551 | 38.3% | 9,063 | 6,551 | 38.3% |
| Net revenue per $m^2$ (R$/$m^2$)[3] (units) | 1,539 | 1,562 | 1.5% | 4,618 | 4,499 | 2.6% |

(2) All references to 'same stores' are to our stores that have been operating for over 13 months. For calculating purposes, we have used data from our stores' sales and related variations within the relevant calculating periods. If a same store is closed during the 13-month period, we disregard all its operating and financial data for calculating purposes.

(3) Total net revenue of goods divided by the average sales area in the same period. Marisa is currently with 40% of its total sales area in its first year (maturation phase)

## Marisa S.A.

- The Company initiated its activities in 1948 in the city of São Paulo, under the leadership of Bernardo Goldfarb. Marisa is currently the largest retail store chain in the country specialized in women's fashion and lingerie and one of the largest department store chains for men's and children's apparel in Brazil.

- The Company continues to focus its strategy and operations on women aged between 20 and 35 years old in the C income group (the largest income group in Brazil).

- Marisa's competitive advantages are: (i) a strong brand and widely recognized slogan "From Woman to Woman" *(De Mulher para Mulher)*, (ii) presence and experience in all of Brazil's regions, (iii) quality fashion at affordable prices and with attractive margins, (iv) modern chain of stores, and (v) results-oriented management;

- The Company currently works with over 550 suppliers across Brazil and worldwide. Purchases are widely distributed, with no significant dependence on any one supplier. In 2006, the largest supplier accounted for less than 5.0% of purchases made and the five largest represented 16.0% of total purchases.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- In the 3Q07, Marisa had 178 stores distributed across every Brazilian region and four distribution centers, located in the states of São Paulo, Santa Catarina, Pernambuco and Goiás.

- The graphic below describes the seasonality of sales:


Sales Seasonality History
17.3%
15.7%
16.2%
24.4%
23.1%
24.3%
21.7%
23.0%
20.6%
36.5%
38.2%
38.9%
1st Qua
2nd Qua
3rd Qua
4th Qua
2004
2005
2006

## Base for Presentation of Results

Marisa S.A. was constituted on August 15, 2006 to serve as the "Holding" for the companies Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries, and Due Mille Participações Ltda. Given the date on which Marisa S.A. was established, Management is presenting the combined balance sheet related to the quarter ended on September 30, 2006 and the combined income statement for the quarter and nine-month period ended on September 30, 2006, based on the same corporate structure under which the Company is currently constituted. The combined financial statement mentioned above were prepared in accordance with the consolidation accounting criteria provided for by Brazilian accounting practices and CVM Instructions. These combined financial statements are not indicative of the operating results and respective impacts on the consolidated equity and financial position of Marisa S.A. that might have been obtained if the change in accounting practices and the constitution of Marisa S.A. had occurred on January 1, 2006.

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

# Operating Performance

*Distribution of Stores by Region*

| Geographic Region | # of stores | Total sales area | Shopping mall' stores | Streets' store |
|---|---|---|---|---|
| Southeast | 96 | 89,986 | 43 stores | 53 stores |
| South | 31 | 28,377 | 12 stores | 19 stores |
| Northeast | 31 | 30,294 | 14 stores | 17 stores |
| North | 9 | 13,055 | 2 stores | 7 stores |
| Middle West | 11 | 11,585 | 7 stores | 4 stores |
| **Total** | **178** | **173,297** | **78 stores** | **100 stores** |

Marisa S.A. achieved yet another quarter of expansion in its retail chain, in line with its strategy of rapid organic growth, ending September with a total of 178 stores. Six stores were remodeled in the quarter, expanding and aligning them with Marisa's current concept, which involves: (i) display of products organized by lifestyle to stimulate the purchase of complementary items, and (ii) progressive architectural and visual standards, with modern equipment and new lighting designs. In addition to the remodeled stores, three new stores were inaugurated, all located in shopping malls.

The stores inaugurated and extended in the quarter are shown below:

INAUGURATED STORES

| City - State | Localization | Total Area (m²) | Opening Date |
|---|---|---|---|
| Rio de Janeiro - RJ | West Shopping - C Grande | 1,446 | 8/23/2007 |
| Campinas - SP | Campinas Shopping | 1,764 | 8/28/2007 |
| Curitiba - PR | Shopping Jardim das Américas | 1,596 | 9/20/2007 |

Expanded Store

| City - State | Localization | Total Area (m²) - Initial | Total Area (m²) - final | Opening Date |
|---|---|---|---|---|
| Porto Alegre - RS | Rua da Azenha, 795 - Azenha | 792 | 1,610 | 7/3/2007 |
| Salvador - BA | Shopping Barra | 2,687 | 2,765 | 8/23/2007 |
| São Paulo - SP | Boa Vista Shopping | 1,706 | 1,947 | 8/23/2007 |
| Mauá - SP | Mauá Plaza Shopping | 2,075 | 2,593 | 9/13/2007 |
| São Luiz - MA | Rua Oswaldo Cruz, 132 | 992 | 1,627 | 9/18/2007 |
| Culabá - MT | R. 13 de Junho, 265 | 3,058 | 4,067 | 9/20/2007 |

Father's Day, the most important date for apparel retailers in the third quarter, was very special at Marisa this year. For the first time the Company carried out marketing campaigns on broadcast TV, newspapers and inserts focused on sales on this the commemorative date. Marisa had 77 stores

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

containing a men's section in the 3Q06, rising to 116 stores this quarter. This increase of 51% in the number of stores containing men's apparel in just a year shows the speed with which Marisa has been transforming itself to better serve its customers.

The growth in the percentage of men's and children's products in the product mix is shown below:


Net Revenue by Segment
3Q06
6.3%
3Q07
7.7%
80.2%
Women Section
Kids
Men Section
Bed, Bath and Table Linens

Despite the effort to ramp up sales in the men's and children's segment, Marisa's strategic focus remains women. Those buying products for men are still mostly housewives (for their children, husband and other family members).

## Net Revenue of Goods and Services


Total Net Revenue
(R$ Million)
9M07
94.9%
786.7
46.0%
9M06
95.5%
538.8
3Q07
95.1%
275.9
37.8%
3Q06
95.6%
4.4%
200.3
Net Revenue from Goods
Net Revenue from Services

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue from goods and services amounted to R$275.9 million in the quarter, up 37.8% in relation to the same period of the previous year, which reached R$200.3 million. In the first nine months of 2007 (9M07), net revenue from goods and services grew by 46.0% to R$786.7 million, from R$538.8 million in the 9M06. The higher revenue was mainly driven by higher number of items sold and increase in average unit price.

**Net revenue from goods** in the quarter rose by 37.2% to R$262.5 million, from R$191.3 million in the 3Q06, driven by (i) the increase of 26.8% in the number of items sold, mainly due to the expansion of 44,200 m² in the quarter and increase in the productivity of maturing new stores; and (ii) increase of 5.4% in average unit price[1]. On a same-store basis, net revenue grew by 12.7% in relation to the 3Q06, mainly driven by Fathers' Day sales, since 2007 was the first year in which the Company invested in marketing campaigns for this commemorative date, as explained previously, and by the excellent reception of the spring collection.

Net operating revenue in the 9M07 grew by 45.2% to R$746.8 million, from R$514.5 million in the 9M06, mainly due to (i) the increase of 35.3% in number of items sold, due to the expansion in selling area; and (ii) the increase of 4.1% in average unit price. On a same-store basis, net revenue increased by 18.5% in relation to the 9M06, due to higher credit card sales, improved management and development of the collection, and the higher share of men's and children's fashion in total sales.

**Net revenue from services** grew by 51.3% to R$13.4 million, from R$ 8.9 million in the 3Q06, mainly driven by the higher revenue from collection and billing services, given the nominal increase in credit card use driven by higher sales volume. In the 9M07, net revenue from services grew by 63.7% to R$39.9 million, from R$24.4 million in the 9M06, due to the same reasons detailed above.

## Cost of Goods and Services

[1] Average Unit Price – total net operating revenue from goods divided by total number of items sold in the same period.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The **cost of goods and services** increased 42.7%, from R$103.2 million in the 3Q06 to R$147.3 million in the 3Q07. In the 9M07, these costs increased by 47.6%, from R$277.8 million in the 9M06 to R$410.2 million in the 9M07.

**Cost of goods** in the 3Q07 stood at R$135.9 million, an increase of 42.4% compared to the R$95.4 million reported in the same period last year. In the 9M07, cost of goods rose to R$372.8 million, from R$255.6 million in the 9M06, mainly due to the higher sales volume in the period.

**Cost of services** increased 46.6% to R$11.4 million, from R$7.8 million in the 3Q06. In the 9M07, cost of services rose to R$37.4 million, from R$22.2 million in the 9M06, mainly due to the higher volume of operations with the Marisa card.

## Gross Profit

Gross profit in the quarter was R$128.6 million, up 32.5% on the R$97.1 million in the 3Q06. In the 9M07, gross income was R$376.5 million, 44.3% higher than the R$261.0 million registered in the 3Q06. The increases in gross income reflect the strong growth in net operating revenue in the period.


Gross Profit
(R$ million)
97.1
33%
128.6
261.0
44%
376.5
48.5%
46.6%
48.4%
47.9%
3Q06
3Q07
9M06
9M07
Gross Profit

Gross Margin in the 3Q07 stood at 46.6%, 1.9 p.p. below the 48.5% registered in the 3Q06. This fall is mainly due to the corporate restructuring of the Company and its subsidiaries on December 31, 2006, which segregated the operations of related wholesalers. A portion of purchases of goods destined for resale previously executed by wholesale companies became wholly concentrated in our subsidiary MARISA LOJAS VAREJISTAS LTDA., which began to purchase those products directly from suppliers. Since these wholesalers operated with a different tax regime (Presumed Profit), they enjoyed tax benefits that in the combined balance sheet for fiscal year 2006 had a positive affect on the margin, of approximately 1.5 p.p. Note that margin was also affected, although to a lesser degree, by Marisa's sales strategy to markdown goods in the 3Q07 to clear

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

winter stocks by the end of this quarter, to give its spring collection an early start against the competition.

Bear in mind that Marisa continues to register the highest gross margins in the market.

In the 9M07, our gross margin declined to 47.9%, from 48.4% in the 9M06, reflecting mainly the effect related to the wholesalers mentioned above.

## Operating Revenue (Expenses)

| *(in R$ million)* | Consolidated | Combined | | Consolidated | Combined | |
|---|---|---|---|---|---|---|
| **Operating (Expenses) Income** | **3Q07** | **3Q06** | **Var (%)** | **9M07** | **9M06** | **Var (%)** |
| Selling expenses | (92.5) | (73.1) | 26.5% | (271.2) | (201.8) | 34.4% |
| General and administrative expenses | (23.6) | (15.6) | 51.4% | (57.2) | (43.5) | 31.6% |
| Other operating income (expenses)* | (25.2) | (15.3) | 65.2% | (22.5) | (5.1) | 342.2% |
| **Total Operating Expenses** | **(141.4)** | **(104.0)** | 35.9% | (350.9) | (250.4) | 40.2% |
| ***% of net revenue*** | ***-51.2%*** | ***-51.9%*** | -1.3% | -44.6% | -46.5% | -4.0% |
| Nonrecurring expenses - IPO | (1.0) | - | - | (3.3) | - | - |

* Including nonrecurring expenses - IPO

Operating expenses grew 35.9% to R$141.4 million, from an expense of R$104.0 million in the 3Q06, mainly due to the higher selling expenses. In the 9M07, operating expenses were R$350.9 million, an increase of 40.2% versus the 9M06.

Selling Expenses – Selling expenses in the quarter increased by 26.5% to R$92.5 million, from R$73.1 million in the 3Q06. The higher selling expenses were mainly due to the expansion in total sales area and consequently the higher sales volume, which resulted an increase of: (i) R$6.4 million in personnel expenses, (ii) R$5.0 million in rent and related expenses, (iii) R$3.3 million in radio and TV advertising to support to a higher number of stores, and (iv) R$4.5 million in depreciation and amortization, also due to the higher number of stores in operation.

**As a percentage of net revenue, selling expenses declined** from 36.5% in the 3Q06 to 33.5% in the 3Q07, a result in line with both the expectations and commitment to generate more value for shareholders.

Excluding depreciation/amortization, selling expenses increased by 21.0% in the quarter versus the 3Q06, due to the expansion and inauguration of new stores.

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Expenses with depreciation/amortization increased by 79.6% in the quarter against the 3Q06, basically due to the same reasons explained above.

Accordingly, we can conclude that excluding the higher expenses related to the expansion and opening of new stores, selling expenses increased by 7.3% in the quarter against the 3Q07.

In the 9M07, expenses increased by 34.4% to R$271.2 million, from R$201.8 million in the 9M06, mainly due to the expansion in sales area and higher unit volume sales.

General and Administrative Expenses – 3Q07' general and Administrative expenses grew by 51.4% in the quarter to R$23.6 million, versus R$15.6 million in the 3Q06, driven mainly by the increases in the number of employees at the head office to support the expansion in the Company's operations. General and administrative expenses rose 31.6%, climbing from R$43.5 millions in 9M06 to R$57.2 millions in 9M07, mainly due to the reasons described above.

Other Operating Revenue (Expenses) – Other Operating revenue (expenses) increased by 65.2% from an expense of R$15.3 million in the 3Q06 to an expense of R$25.2 million in the 3Q07. The higher expenses are mainly explained by the increase of R$49.7 million in the provision for bad debt, which was partially offset by the increase of R$15.6 million in revenue from interest on credit card and the decline of R$14.8 million in the remaining provisions over the same comparison period.

Other operational expenses rose from R$5.1 millions in 9M06 to R$22.5 millions in 9M07 due to the raise of R$86.8 millions on provision for bad debt, partly compensated by the R$43.1 millions growth of Marisa Card' interest revenues. Also on 3Q07, the Company incurred in non recurring expenses related to their initial public offering (IPO) process in the amount of R$ 1.0 million. In 9M07, the total amount spent with the IPO process was R$3.3 millions.

## 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The chart below shows other operating revenue (expenses) in the periods indicated:

| *(in R$ million)* | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| *Other operating income (expenses)* | 43.6 | 19.8 | 120.1% | 123.8 | 61.1 | 102.8% |
| Interest on payment installments [1] | 15.5 | 1.5 | 914.7% | 48.7 | 7.4 | 560.5% |
| Interest charges [2] | 13.2 | 11.6 | 14.2% | 37.5 | 35.7 | 5.2% |
| Fines and default charges [3] | 3.0 | 2.2 | 35.8% | 8.3 | 6.8 | 21.5% |
| Loss recovery | 5.7 | 0.0 | n.a. | 10.4 | 0.3 | n.a. |
| Taxes Credit | 4.0 | 2.6 | 53.3% | 10.1 | 7.1 | 43.4% |
| Others | 2.1 | 1.8 | 15.6% | 8.9 | 4 | 131.9% |
| *Other operating income (expenses)* | (68.8) | (35.1) | 96.2% | (146.3) | (66.2) | 121.2% |
| Provision for doubtful accounts, net | (58.0) | (8.3) | 602.0% | (111.5) | (23.7) | 370.0% |
| Financial Expenses | (6.4) | (8.4) | -23.6% | (21.2) | (12.5) | 70.1% |
| Others | (4.3) | (18.4) | -76.5% | (13.7) | (30.0) | -54.4% |
| *Total operating income (expenses)* | *(25.2)* | *(15.3)* | *65.2%* | *(22.5)* | *(5.1)* | *342.3%* |

(1) Interest income from the 0 + 8x with interest. The value of the interest charges is 5.5% per month.
(2) Revolving interest income. The value of the interest charges is 9.98% per month. (pro rata)
(3) The charge of the revolving is: fine of 2% per month and charge of 1% per month. (charge for the late payment)

## Financial Result

The net financial result in the 3Q07 was an expense of R$19.0 million, compared to financial income of R$0.9 million in the same quarter last year. The increase of 6.8% in financial expenses was due to (i) higher interest payments from the increase in gross debt, and (ii) greater working capital needs resulting from the increased share of interest-bearing sales payable in eight monthly installments (0+8x) in total sales with the Marisa card. The decline of R$15.4 million in financial revenue was mainly due to the earnings from equity investments in the 3Q06, which did not recur in the 3Q07 (since the corporate restructuring on December 31, 2006, these operations are no longer in our portfolio).

## Income Tax and Social Contribution Tax

Current income tax and social contribution tax in the quarter declined by 42.7% to R$1.0 million, from R$1.7 million in the 3Q06, due to the decline in income subject to taxation under the taxable-income regime.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Deferred income tax and social contribution tax increased 84.6% to R$8.6 million in the 3Q07, mainly explained by higher provisioning for bad debt in the period. Note that any provisioned losses more than 180 days overdue are deductible from the tax base.

## Net Income (Loss)

The Company posted a loss of R$22.9 million in the 3Q07, increasing by 31.1% against the loss of R$17.4 million reported in the 3Q06, mainly due to the higher provisioning for bad debt and net financial expenses between the two periods. In the 9M07, the Company registered a net income of R$14.5 million, compared to a loss of R$44.6 million reported in the same period last year. The positive result in the nine-month period was due to better management and dilution of expenses compared to 2006.

## Marisa Label Card

Share of Marisa Card sales in total sales and Average Ticket: The Marisa Private-Label Card was responsible for 63.0% of the Company sales in the 3Q07, down from 64.8% in the 3Q06, explained mainly by the policy of more stringent criteria for granting credit adopted by the Company in July 2007. In the 9M07, the Marisa Card accounted for 65.1% of total sales, versus 62.9% in the same period last year.

Marisa Card Average Ticket:

| Period | Average sales in installments ticket including interest | Average sales in installments ticket excluding interest |
|---|---|---|
| 3Q06 | R$132.60 | R$85.40 |
| 3Q07 | R$86.50 | R$125.60 |
| 9M06 | R$126.89 | R$83.70 |
| 9M07 | R$99.93 | R$98.53 |

In May 2007, to increase the share in total sales of interest-bearing sales with payment in eight monthly installments (0+8x), the Company established a minimum amount for sales with payment in five monthly installments with no interest (0+5x). As a result, customers making smaller

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

purchases under the 0+5x plan who could not afford five monthly installments migrated to sales under the interest-bearing 0+8x plan. As a result, increased the number of people whose bought in small values in interest-bearing plans and consequently the average ticket fell compared to the same period of last year, while the average ticket sale of five monthly installments with no interest rose. With this decision, the share of sales under the 0+8x plan in total card sales rose from 13.5% in the 3Q06 to 23.9% in the 3Q07, helping boost revenue from credit card interest.

In the 9M07, the average ticket of Card sales under interest-bearing plans declined in the 9M07 versus the 9M06, driven by the higher share of 0+8x card sales, which rose from 10.1% of total Marisa Card sales in the 9M06 to 21.6% in the 3Q07. The fell of the average ticket is explained by the same factor mentioned before.

Breakdown of the Marisa Card:

| *(in R$ million)* | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| Fees [1] and Insurance | 14.9 | 9.1 | 63.9% | 43.9 | 26.5 | 65.4% |
| Interest charges | 13.2 | 11.6 | 14.2% | 37.5 | 35.7 | 5.2% |
| Fines and Charges | 3.0 | 2.2 | 35.8% | 8.3 | 6.8 | 21.5% |
| Interest on Payment installments | 15.5 | 1.5 | 914.3% | 48.7 | 7.4 | 560.5% |
| Loss Recovery | 5.7 | 0.0 | n.a. | 10.4 | 0.3 | n.a. |
| Total Income | 52.4 | 24.5 | 114.1% | 148.7 | 76.7 | 93.9% |
| Funding Cost | (6.4) | (8.4) | -23.6% | (21.2) | (12.5) | 278.8% |
| Marisa's Card Services Cost [2] | (11.4) | (7.8) | 46.6% | (37.4) | (22.2) | 68.3% |
| Allowance for Doubtful Accounts, net | (58.0) | (9.2) | 529.5% | (111.4) | (24.7) | 335.2% |
| Total Expenses | (75.8) | (25.4) | 198.4% | (170.1) | (59.4) | 186.5% |
| Total Card | (23.4) | (0.9) | n.a. | (21.4) | 17.3 | n.a. |
| *Number of Cards ('000)* | 9,063 | 6,551 | 38.3% | 9,063 | 6,551 | 38.3% |
| *Number of Active Cards ('000)* | 3,993 | 3,353 | 19.1% | 3,993 | 3,353 | 19.1% |

[1] Late Payment and Insurance Fees
[2] Includes costs related to Marisa's Card Operation such as: mall, IT, personnel of Credi-21 Office, energy, water, telephone bills, design services, etc

Fees and Insurance: Revenue from fees and insurances went up 63.9%, from R$9.1 millions in the 3Q06 to R$14.9 million in the 3Q07. This increase is explained by the higher nominal use of the Marisa Card. In the 9M07, this revenue grew 65.4%, from R$26.5 million in the 9M06 to R$43.9 million in the 9M07, due to the reason mentioned above.

Interest on Installment Sales: The revenue from interest on installment sales grew significantly in the period, from R$1.5 million in the 3Q06 to R$15.5 million in the 3Q07, due to the higher nominal use of the card in the respective period and higher share of 0+8x interest-bearing sales in total card sales, which increased from 13.5% in the 3Q06 to 23.9% in the 3Q07. In the 9M07, the

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

interest on installment sales revenue grew R$41.3 million, explained by the reason mentioned above.

Loss Recovery (Card Collections): In June 2007 we significantly increased the number of our workstations involved in collections from 72 to 162. The move has already yielded positive impacts in the quarter, with recovery up approximately R$5.7 million in relation to the same period a year ago. In the 9M07, the Card Collection grew R$10.1 million.

Marisa's Card Service Cost: The Marisa's card services costs grew by 46.6%, from R$7.8 million in 3Q06 to R$11.4 millions in 3Q07, due to higher volume of trades with Marisa's Card in the respective period. In the 9M07, these costs rose 68.3%, to R$37.4 million from R$22.2 million in 9M06, explained by the reasons mentioned above.

Allowance for Doubtful Accounts: In the last quarter of 2006, the Company executed several measures to increase the number of Marisa cardholders. These actions involved a simplified application and credit process for potential new cardholders. During this period, outsourced promoters were used to attract new customers, which led credit facilities to be made available to a significant number of Marisa cardholders with a poorer credit history than that of the average cardholder.

Moreover, there were an insufficient number of workstations involved in collections to respond to the higher number of new customers and a lack of auditors that could ensure quality growth in the cardholder base, resulting in higher default levels in relation to previous periods.

The effects from these higher defaults were concentrated in the third quarter of this year, as a result of the high volume of card sales in the last quarter of 2006 under the campaign "Pay within 100 days in 0+5x with no interest". Under the campaign, the first installment was only paid within 100 days of the purchase date, and any losses were considered only 180 days after the first delinquent payment. As a result, the provisions for bad debt as well as card losses were higher in the 3Q07 compared to the 3Q06. The provision for the bad debt grew from R$9.2 million in the 3Q06 to R$58.0 million in the 3Q07 (24.0% in the sales of the Marisa card). The losses grew from R$10.2 million in the 3Q06 to R$57.2 million in the 3Q07 (23.7% in the sales of the Marisa card).

Please note that a set of measures have been implemented to correct the above problems: elimination of simple applications; the responsibility of managing new card applications now being shared with the stores; the number of collection workstations has increased significantly, from 72 to

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

162; the use of outsourced promoters to attract cardholders is now only used in the case of store inaugurations, and then under strict supervision of Marisa Card coordinators and in-house auditors; the credit-score criteria was adjusted and auditing procedures were intensified jointly with stores, resulting in a higher-quality cardholder base.

## Indebtedness

Gross debt rose 64.7% to R$670.1 million in the quarter, compared to R$406.8 million in the 3Q06.

Of the total gross debt in the quarter, short-term debt accounted for 70.5% and long-term debt 29.5%.


Indebtness
(R$ Millions)
59.9
24.9
2.9
125.6
61.6
1.0
518.1
250.1
3.7
670.1
519.7
5.2
2004
2005
2006
9M07
Gross Debt
Net Debt
Net Debt/EBITDA

Short-term debt increased by R$175.8 million in the quarter against the 3Q06, due to the higher working capital needs generated by the higher share of 0+8x interest-bearing sales using the Marisa Card.

To finance the remodeling/expansion and inauguration of new stores, the Company increased its long-term debt by R$87.5 million in the quarter in relation to the 3Q06.

### Capital Expenditure

| *(in R$ million)* | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| New Stores | 16.2 | 12.3 | 31.7% | 41.6 | 23.8 | 74.8% |
| Expanded / Remodeled Stores | 8.8 | 19.1 | -53.9% | 27.2 | 38.1 | -28.6% |
| Others | 15.6 | 5.6 | 178.6% | 17.7 | 17.8 | -0.6% |
| TOTAL | 40.6 | 37.0 | 9.7% | 86.5 | 79.7 | 8.5% |

Investment totaled R$40.6 million in the quarter, compared to R$37.0 million in the 3Q06. According to the chart, R$16.2 million was spent for new stores opening, R$8.8 million on the expansion and remodeling of stores to adapt them to the Company's new layout, and R$15.6

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

million on replacing assets and improving technology systems and equipment. In the 9M07, the Company invested R$86.6 million, of which R$41.6 million on new store openings, R$27.2 million on expansion and remodeling of stores, and R$17.7 million on replacing fixed assets and improving technology systems and equipment.

## Investor Relations Contact

**Paulo Sergio Borsatto**
Chief Financial and Investor Relations Officer

**Renata Isis Kater**
Investor Relations Manager

e-mail:dri@marisa.com.br

*Due to the Public Offering proceedings, the Company is currently in the quiet period and, therefore, shall not issue any comments on future information, projections, estimates or analysis regarding events occurred after the third quarter of 2007 (3Q07). We also inform that the conference call referred to in the invitation is destined solely and exclusively to analysts and investors and no member of the press shall be allowed to take part in it.*

01.01 - IDENTIFICATION

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

| 1-ITEM | 2 - CORPORATE NAME OF SUBSIDIARY/AFFILIATE | 3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) | 4 - CLASSIFICATION | 5 - % INTEREST IN INVESTEE'S CAPITAL | 6 - INVESTEE'S SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|
| 7- TYPE OF COMPANY | | 8 – NUMBER OF SHARES HELD IN CURRENT QUARTER (THOUSAND) | | 9 – NUMBER OF SHARES HELD IN PRIOR QUARTER (THOUSAND) | |
| 01 | MARISA LOJAS VAREJISTAS LTDA. | 61,189,288/0001-89 | PRIVATE SUBSIDIARY | 99.99 | 148.07 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 1,126,105 | | 1,126,105 | |
| 02 | DUE MILLE PARTICIPAÇÕES LTDA. | 03,633,549/0001-01 | PRIVATE SUBSIDIARY | 99.91 | 28.87 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 3,222,943 | | 565,293 | |
| 03 | FIX PARTICIPAÇÕES LTDA. | 06,230,052/0001-30 | PRIVATE SUBSIDIARY | 99.99 | 59.14 |
| COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES | | 52,620,980 | | 52,620,980 | |

## 17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Shareholders and Management of
Marisa S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Marisa S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2007, the related statements of operations for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1, taken as a whole. The accompanying individual and consolidated statements of cash flows for the quarter and nine-month period ended September 30, 2007 are presented in note 28 for purposes of additional analysis and are not a required part of the basic interim financial statements, in accordance with Brazilian accounting practices. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly stated in all material respects, in relation to the interim financial statements taken as a whole.

**17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED**

5. We had previously reviewed the individual and consolidated balance sheets as of June 30, 2007, presented for comparative purposes, and issued an unqualified review report thereon, dated July 25, 2007, except for note 26, items c and d, as to which the date is August 1, 2007.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 1, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Edimar Facco
Engagement Partner

01.01

| 1 – CVM CODE | 2 - COMPANY NAME | 3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ) |
|---|---|---|
| 02706-1 | MARISA S.A. | 08.262.343/0001-36 |

## CONTENTS

**2Q07 – Quarter Information (ITR)**

This is a document required by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM for 2nd quarter financial results. It lays out financial results, including balance sheets and income statements. It compares financial information from the 2nd quarter of 2007 to the 2nd quarter of 2006 and the 1st quarter of 2007, and financial information from the 1st six-month period of 2007 to the 1st six-month period of 2006. It also includes an auditor's note to the Company's audited financial statements for the three- and six-month periods ended June 30, 2007.

**1Q07 – Quarter Information (ITR)**

This is a document required by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*), or CVM for 1st quarter financial results. It lays out financial results, including balance sheets and income statements. It compares financial information from the 1st quarter of 2007 to the 4th quarter of 2006 and to the 1st quarter of 2006. It also includes an auditor's note to the Company's audited financial statements for the three- month period ended March 31, 2007.


RECEIVED
2008 MAY -1 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**MARISA S.A.**

PUBLICLY-HELD COMPANY

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**MINUTES OF THE EXTRAORDINARY GENERAL MEETING**
**HELD ON OCTOBER 16, 2007**

**Date, Time and Place**: Held on October 16, 2007, at 5:00 pm, at the Company's headquarters, located at Rua James Holland, 422 - Barra Funda, in the city and state of São Paulo. **Call and Attendance**: Call was waived, pursuant to paragraph 4 of article 124 of Law 6,404/76, in view of the attendance of all the Company's shareholders. **Presiding Board**: Chairman: Mr. Décio Goldfarb, Secretary: Ms. Denise Goldfarb Terpins. **Agenda**: Approval of amendments to the Stock Subscription or Put Option Plan of the Company's Shares ("Plan"), approved at the Company's Extraordinary General Meeting held on April 25, 2007. **Resolutions**: After analyzing the item in the agenda, the shareholders approved the following amendments to the Plan by unanimous vote: **(i)** amendment to article 16 of the Plan referring to the initial global volume of shares purpose of the Plan, and said article becomes effective with the following wording: "**Article 16**: The initial global volume of shares purpose of the Plan will be up to two million, six hundred and seventy-eight thousand, sixty-four (2,678,064) common shares issued by the Company"; and (b) inclusion, in article 27 of the Plan, of clarification as to the maximum percentage of discount which can be applied by the Board of Directors when determining the strike price of put or subscription options of the Company's shares. Thus, article 27 shall become effective with the following wording: "**Article 27**: The strike price of options will be equivalent to the average market value of the Company's common shares in the last five (5) trading floors of the São Paulo Stock Exchange – BOVESPA prior to the execution of the Option Agreement, and the Board of Directors may, at their own discretion, apply a discount over such a price, as it may be defined in each specific case, observing that this discount cannot exceed twenty percent (20%) of the average market value of the

Company's shares, calculated in accordance with the aforementioned procedure". In view of the resolutions approved herein, the Plan shall become effective with the wording included in the Stock Subscription or Option Plan of Shares of Marisa S.A., which duly consolidated is filed at the Company's headquarters. **Closure**: There being no further business to transact, the meeting was adjourned for the time necessary to draw up these minutes, which were read, approved and signed by all attending members. **Signatures:** Presiding Board: Décio Goldfarb – Chairman; Denise Goldfarb Terpins – Secretary; Shareholders: Marcio Luiz Goldfarb; Décio Goldfarb; Denise Goldfarb Terpins; Begoldi Comércio, Administração e Participação S.A., by Décio Goldfarb and Denise Goldfarb Terpins; Flin Participações Ltda., by Marcio Luiz Goldfarb, Denise Goldfarb Terpins and Décio Goldfarb; Celso Clemente Giacometti and Luiz Fernando Furlan.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, October 16, 2007.

**Presiding Board:**

| ______________________________ | ______________________________ |
|---|---|
| **Décio Goldfarb**<br>Chairman | **Denise Goldfarb Terpins**<br>Secretary |


RECEIVED
2009 MAY -1 A 7:43
CORPORATE FINANCE

**MARISA S.A.**

PUBLICLY-HELD COMPANY

**Corporate Registry ID (NIRE) 35.300.334.159**
**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**

**Minutes of the Extraordinary General Meeting**
**held on September 20, 2007**

**Date, Time and Place**: Held on September 20, 2007, at 10:00 am, at the Company's headquarters, located at Rua James Holland, 422 - Barra Funda, in the city and state of São Paulo. **Attendance**: Shareholders representing the Company's full capital stock, as per signatures in the Shareholders' Attendance Registration Book. **Call**: Call was waived in view of the attendance of Shareholders representing the Company's full capital stock. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. **Agenda: (i)** Split of the Company's common shares at the ratio of one to three (1:3); **(ii)** amendment to article 5 of the Company's Bylaws; **(iii)** increase in the Company's authorized capital limit; and **(iv)** amendment to article 6 of the Company's Bylaws. **Resolutions**: After analyzing the items in the agenda, the shareholders approved the following by unanimous vote and without reservations: **(i)** to split all commons shares representing the Company's capital stock at the ratio of one to three (1:3), so that each existing common share of the Company before the split will entitle its holder to two (2) new shares of same type and class. Thus, each of the Company's common share will be represented by three (3) shares, so that shares created in view of the split will be entitled to the same rights granted to existing shares, including eventual dividends declared as of the split; **(ii)** to amend article 5 of the Company's Bylaws in view of the share split resolved herein, so that it becomes effective with the following wording: "**Article 5**: The Company's subscribed, paid-in capital stock is forty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$44,634,410.00), divided into one hundred and thirty-three million, nine hundred and three thousand, two hundred and thirty (133,903,230) common shares, without par value"; **(iii)** in view of the split

resolved herein, to increase the Company's authorized capital limit to up to four hundred and fifty million (450,000,000) common shares, without par value, and the Company's capital stock may be increased upon the Board of Directors' resolution; regardless of amendments to the Bylaws; and **(iv)** to amend the "caput" of article 6 of the Company's Bylaws, in view of the increase in the Company's authorized capital limit, which shall become effective with the following wording: "***Article 6*** *– The Company is authorized to increase its capital stock up to the limit of four hundred and fifty million (450,000,000) common shares, without par value*". **Closure**: There being no further business to transact, the meeting was adjourned for the time necessary to draw up these minutes, which were read, approved and signed by all attending members.

São Paulo, September 20, 2007.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, September 20, 2007.

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Décio Goldfarb**<br>Secretary |
|---|---|


RECEIVED

**MARISA S.A.**

PUBLICLY-HELD COMPANY

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**MINUTES OF THE EXTRAORDINARY GENERAL MEETING**
**HELD ON AUGUST 10, 2007**

**Date, Time and Place**: on August 10, 2007, at 8:00 a.m, at the Company's headquarters, located at Rua James Holland, 422, in the city of São Paulo, State of São Paulo. **Attendance**: shareholders representing the entire capital stock of the Company, as per signatures of the Company's Shareholders Attendance Book. **Call Notice**: call notice was waived in view of attendance of shareholders representing the entire capital stock of the Company. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Ms. Décio Goldfarb. **Agenda**: (i) Amendment of main section of Article 20 of the Company's Bylaws; (ii) inclusion of paragraph 5 of article 23 of the Company's Bylaws; (iii) amendment to Article 45 of the Company's Bylaws and (iv) ratification of the Company's Bylaws. **Resolutions taken by unanimous vote**; after reviewing the items of the agenda, the shareholders decide to approve (i) the amendment of main section of Article 20 of the Company's Bylaws to include the position of Strategic Planning Officer and change the number of Board of Executive Officers' members. As a result of the resolution taken by the shareholders, the main section of Article 20 the Company's Bylaws shall come into force with the following new wording: "**Article 20** –*The Board of Executive Officers shall be composed of six (6) members that shall be elected and dismissed, at any time, by the Board of Directors, as follows: one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Administrative Officer, one (1) Information Technology Officer, one (1) Investors Relations Officer and one(1) Strategic Planning Officer, all of them elected by a majority of Board of Directors' members, at the General Meetings. The Company's Officers shall be elected for a three (3) year term; reelection is allowed*; **(ii)** the inclusion of paragraph 5 of Article 23 of the Company's Bylaws relating to the duties of the Strategic Planning Officer, thus said article shall come into force with the following new wording: ***Paragraph 5*** *– The Strategic Planning Officer shall direct the Company's activities, participating in the planning and implementation of strategies prepared by the management, as well as represent the companies in institutional matters, however, with due regard for article 24 below."* **(iii)** amendment to Article 45 of the Company's Bylaws to include the number and date of filing of application for

registration of first secondary and primary public offering of shares issued by the Company with the Securities and Exchange Commission (CVM), so that Article 45 of the Company's Bylaws shall come into force with the following new wording: ***Article 45*** *– The provisions of Chapter V and Article 44 hereof shall come into effect as of the publication of notice of public distribution relating to secondary and primary public offering of shares issued by the Company, subject matter of application No. RJ/2007-9330 filed at CVM on August 02, 2007"*; and **(iv)** the ratification of the Company's Bylaws that shall come into force pursuant to Annex I hereto. **Closure**: There being nothing further to transact, the meeting was adjourned for drawing up of these minutes which, upon resuming of the works, were read, approved and signed by all present thereat. **Signatures:** Presiding Board: Márcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary; Shareholders: Marcio Luiz Goldfarb; Décio Goldfarb; Denise Goldfarb Terpins; Begoldi Comércio, Administração e Participação S.A. represented by Décio Goldfarb and Denise Goldfarb Terpins; Filn Participações Ltda. represented by Marcio Luiz Goldfarb, Denise Goldfarb Terpins and Décio Goldfarb; Celso Clemente Giacometti and Luiz Fernando Furlan.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, August 10, 2007.

**Presiding Board:**

| **Márcio Luiz Goldfarb**<br>Chairman | **Décio Goldfarb**<br>Secretary |
|---|---|

BYLAWS OF

MARISA S.A.

CHAPTER I

CORPORATE NAME, HEADQUARTERS, SUBJECT MATTER AND TERM

**Article 1** – **MARISA S.A.** ("Company") is a publicly-held company governed under these Bylaws, applicable legislation and the New Market Listing Rules ("New Market Rules") of the São Paulo Stock Market ("BOVESPA").

**Article 2** – The Company's headquarters is located in the City of São Paulo, State of São Paulo, at Rua James Holland, 422, Bairro da Barra Funda.

> **Sole Paragraph** – The Company may open branches, representative offices, warehouses, offices and any other establishments in Brazil upon resolution taken by the Board of Executive Officers.

**Article 3** – The Company is engaged in the organization, holding of interest and management, under the same system, in companies and businesses of any nature, as partner or shareholder.

**Article 4** – The Company is established for an indefinite term.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

**Article 5** – The Company's capital stock fully subscribed and paid up is forty-four million six hundred thirty-four thousand and four hundred and ten reais (R$44,634,410.00), divided into forty-four million six hundred thirty-four thousand and four hundred ten (44,634,410) non-par common shares.

**Article 6** – The Company is hereby authorized to increase its capital stock by up to one hundred fifty million (150,000,000) non-par common shares.

**Paragraph 1** – Within the limits authorized herein, the Company may, by Board of Directors' resolution, increase the capital stock, regardless of any statutory amendment. The Board of Directors shall establish the issuance conditions, including price and term for payment thereof.

**Paragraph 2** – Within the limit of authorized capital, the Board of Directors may resolve on the issuance of subscription warrant.

**Paragraph 3** – The Company's Board of Directors may grant purchase or subscription option of shares, under the Purchase or Subscription Option Plans approved at General Meetings, to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries, without granting preemptive rights to the shareholders over the granting or exercise of the options, with due regard for the article 19, item VI, below.

**Paragraph 4** – The Company shall not issue founder's shares.

**Article 7** – The capital stock shall be exclusively represented by common shares and each share shall entitle to one vote in the shareholders' resolutions.

**Article 8** – All Company's shares shall be book-entry and kept in the name of their holders in trust account held in financial institution authorized by the Securities and Exchange Commission (CVM).

**Sole Paragraph** – The cost incurred with the transfer and registration thereof, as well those incurred with shares in custody may be charged directly from the shareholder by the depositary institution, pursuant to the custodian agreement.

**Article 9** – At Board of Directors' discretion, the preemptive right over issuance of the shares, debentures convertible into shares or subscription warrant, the placement of which was carried out by trading at the stock exchange or public subscription, or even share swap, in public control acquisition offering, pursuant to law, within the limit of authorized capital, may be excluded or reduced.

## CHAPTER III

## COMPANY'S MANAGEMENT

### SECTION I

### GENERAL MEETING

**Article 10** – The Ordinary General Meeting shall be held once a year and the Extraordinary General Meetings, whenever is called pursuant to law or these Bylaws.

**Paragraph 1** – The General Meeting's resolutions shall be taken by a majority of votes, with due regard for paragraph 1 of article 35 hereof;

**Paragraph 2** – The General Meeting shall resolve on the agenda provided for in the respective call notices.

**Article 11** – The General Meeting shall be instated and chaired by the Board of Directors' Chairman or, in the absence thereof, by any other Board member, by shareholder appointed by the shareholders present thereat, which shall appoint the General Meeting's secretary.

**Article 12** – In addition to the duties provided by law, the General Meeting shall approve:

I. Registering and deregistering of the Company;

II. Adhesion to and delisting of the Company from the New Market Listing Rules ("New Market Rules) of the São Paulo Stock Exchange ("BOVESPA");

III. Any amendment to the Company's Bylaws;

IV. Any issuance of shares or other securities convertible into Company's shares (unless otherwise expressly established herein), as well as any alteration of rights, preferences, advantages or restrictions attributed to the shares or securities convertible into Company's shares;

V. Spin-off, amalgamation, merger (including merger of shares), transformation, winding-up or liquidation, as well as petition in voluntary bankruptcy or reorganization proceeding by the Company;

VI. Establishment of annual total compensation of the Company's managers;

VII. Approval of the Company's annual financial statements;

VIII. Resolution on, as per proposal presented by the management, use of profits ascertained for the fiscal year or payment of interest on net equity, based on the Company's annual financial statements;

IX. Approval and any amendments to the share option plan of managers or employees of the Company, which may not exceed five percent (5%) of its total capital stock;

X. Appoint a company specialized for preparing the appraisal report of the Company's shares, in the event of deregistering or delisting of the Company from the New Market, as provided for in Chapter V hereof, among the Companies appointed by the Board of Directors; and

XI. Resolve on any matter submitted to the Board of Directors.

**SECTION II**

**MANAGEMENT**

**Sub-Section I**

**General Provisions**

**Article 13**. The Company shall be managed by the Board of Directors and the Board of Executive Officers.

**Paragraph 1** – The members shall be invested in office upon execution of instrument drawn up in proper book, executed by manager invested in office, waiving posting of bond.

**Paragraph 2** – As of the Company's adhesion to the BOVESPA New Market segment, the Board of Directors' and Management members shall be invested in office upon prior subscription of the Managers Consent Instrument, as provided for in New Market Listing Rules. The managers shall, upon investiture in the respective offices, communicate BOVESPA the number and

characteristics of the securities issued by the Company held directly or indirectly by them, including the derivatives therefrom.

**Paragraph 3 –** The managers shall serve until such time as their successors are invested in office.

**Article 14** - The Meeting shall establish a limit of total annual compensation for distribution to the managers and the Board of Directors shall resolve on the individual compensation of the managers, with due regard for these Bylaws.

**Article 15** – With due regard for the call notice established herein, any management meeting shall be duly held upon attendance of the majority of its members and resolutions shall be taken by majority vote.

**Sole Paragraph** – Prior call notice of the meeting shall be waived upon attendance of all members, thus accepting, for such purposes, the votes cast in writing.

**Sub-Section II**

**Board of Directors**

**Article 16** – The Board of Directors shall be composed of five (5) to seven (7) members, all of them shareholders elected at the General Meeting, for a unified one (1) term of office; reelection is allowed.

**Paragraph 1** – As of the Company's adhesion to the New Market Listing Rules, at least twenty percent (20%) of the Board of Directors' members shall be Independent Board Members, as per definition provided for in New Market Listing Rules.

**Paragraph 2** – At the Ordinary General Meeting, the shareholders shall resolve on the number of Board of Directors' members and appoint the Board of Directors' Chairman.

**Paragraph 3** – The Board of Directors' members shall be invested in office upon execution of instrument drawn up in proper book. The Board of Directors' members serve until such time as their successors are

invested in office, unless otherwise resolved by the Shareholders General Meeting.

**Paragraph 4 –** The Board of Directors' members shall have a sound reputation, and shall not be elected, unless upon General Meeting's authorization, the member that (i) occupies positions in companies that may be deemed as competitors vis-à-vis the Company; or (ii) has or represents interest conflicting with the Company; the voting right shall not be exercised by the Board of Directors' members, in the event of subsequent impairment events.

**Paragraph 5 –** The Board of Directors' members may not have access to information or participate in Board of Directors' meetings relating to matters having or representing interest conflicting with the Company; thus the exercise of voting right is expressly forbidden.

**Paragraph 6 –** In order to better perform its duties, the Board of Directors shall create committees or work groups with established purposes.

**Paragraph 7** – The Board of Directors' Committees shall be chaired by one member of the Board of Directors and shall be occupied by a majority of Board of Directors' members, except, however, independent third parties may be invited to occupy positions in the Committees, depending on the committee position and as required in view of the technical qualification of the members invited.

**Article 17** – The Board of Directors' Chairman shall be elected at the General Meeting incumbent upon the election of the Board of Directors' members.

**Paragraph 1** – The Chairman shall not be entitled to casting vote in the resolutions taken by the Board of Directors.

**Paragraph 2** – In the event of vacant position in the Board of Directors not entailing a number of members lower than that established for most of the positions thereof, according to the number of sitting board members established by the General Meeting, the other Board of Directors' members may (i) appoint alternates to serve until the end of

the term of office of the replaced member(s); or (ii) opt for not appointing alternates to occupy vacant positions, provided that the number of members provided for in the main section of Article 16 is observed.

**Paragraph 3** – In the event of vacant position in the Board of Directors entailing a number of members lower than that of most positions thereof, according to the number of sitting board members established at the General Meeting, the Board of Directors may call General Meeting to elect alternate(s) to serve until the end of the term of office of the member replaced.

**Article 18** – The Ordinary General Meetings shall be held on a quarterly basis and the Extraordinary General Meeting shall be held whenever is called by the Chairman or by a majority of members thereof. The Board of Directors' meetings shall be exceptionally held by conference call, video conference, electronic mail or other communication media.

**Paragraph 1** – The call notices shall be carried out, in writing, within at least eight (8) days in advance and sent by correspondence, fax, messenger, registered mail, telegram, e-mail or any other correspondence against receipt.

**Paragraph 2** – All resolutions taken at the Board of Directors shall be included in the minutes drawn up in the respective Board of Directors' book and signed by the board members present thereat.

**Paragraph 3** – At the Board of Directors' meetings, votes cast by proxy granted to other board member, votes in writing cast in advance, by fax, electronic mail or by any other communication media shall be accepted, thus computing as present thereat the board members doing so.

**Article 19** – In addition to the duties established by law and these Bylaws, the Board of Directors shall:

I. elect and dismiss the Company's C.E.O, as well as the other Company's Officers (after hearing the appointment made by the C.E.O.) and establishing the respective duties thereof, including appointing Investors Relations Officer, with due regard for these Bylaws;

II. the performance or approval, by the Company's subsidiaries, of any act provided for in Article 12 above or related thereto in this Article 19;

III. establish vote to be cast by the Company's representatives or board members of the Company's subsidiaries appointed by the Company, at any General Meetings, shareholders' meetings, or management meetings of the Company's subsidiaries;

IV. approve shareholders agreements of the Company's subsidiaries to be executed by the Company;

V. establish association of the Company with other companies to establish partnerships, consortiums or joint venture relationships;

VI. granting of purchase and subscription option of shares, pursuant to share purchase option granting plan approved at the General Meeting to its managers and employees, as well as managers and employees of other direct or indirect subsidiaries of the Company, without preemptive right of the shareholders over the granting or exercise of options, with due regard for the limit of authorized capital of said granting of share purchase or subscription option;

VII. approval, monitor and amendment of business strategy, annual budget, as well as other strategic and investment plans, whether on an annual and/or multiyear basis, and Company's Development Projects and establish compensation general policy and other general human resources policies;

VIII. resolve on the implementation of budgets approved and approved with exceptions;

IX. distribute the annual total compensation established by the General Meeting to the managers' and Fiscal Council' members;

X. establish the Company's guidelines for Company's controlled companies, associated companies, affiliates and subsidiaries for preparation and addressing plan for mapping and management of managerial risks and, definition of actions for control and minimization thereof;

XI. contract depositary institution for the book-entry shares;

XII. define triple list of institutions or companies specialized in economic appraisal of the Companies, for preparation of report on appraisal of Company's shares, in the event of deregistering and delisting of the Company from BOVESPA New Market;

XIII. create and close committees and/or work group, establishing, furthermore, the composition, regulation, compensation and work scope thereof, with due regard for these Bylaws;

XIV. establish criteria for opening and closing of stores;

XV. approve monthly information (in the event of material variation as to the budget) and full quarterly information (including managerial and official reports) of the Company and controlled companies, associated companies, affiliated companies or subsidiaries;

XVI. distribute interim dividends or pay interest on own equity based on half-yearly, quarterly or monthly balance sheets of the Company;

XVII. acquisition of shares issued by the Company to be kept in treasury and/or further cancellation or disposal;

XVIII. issue Company's shares, within the limits provided for in article 6 hereof, establishing issuance conditions, including price and term for payment and, furthermore, exclude or reduce preemptive right over the issuance of shares, subscription warrant or convertible debentures, the placement of which is carried out by trading at stock exchange or public subscription or public offering for acquisition of control, pursuant to law;

XIX. issue subscription warrant as set forth in paragraph 2 of article 6 hereof;

XX. issue simple debentures not convertible into shares and with no *in rem* guarantee;

XXI. establish powers for the Board of Executive Officers to contract any public fund raising in the capital market and issue any debt instrument for public raising of funds such as bonds, notes, commercial papers and other instruments usually traded in the capital market, thus resolving on the conditions for issuance and redemption thereof;

XXII. purchase, sale, lease or dispose, on any account, assets of the Company's property, plant and equipment (except for corporate interest governed by item XXIV below), the market value of which or transaction value exceeds (solely or jointly with acts carried out in the same fiscal year), twenty million reais (R$20,000,000.00);

XXIII. execute, amend or extend the term of, by the Company and/or Company's subsidiaries, any documents, agreements or commitments for assumption of responsibilities, debts or liabilities, involving (solely or jointly acts performed in the same fiscal year), a amount exceeding twenty million reais (R$20,000,000.00);

XXIV. dispose, purchase, sale, lease, donate or encumber, whether direct or indirectly, on any account or in any amount, the Company's ownership interest, as well as incorporation of subsidiaries.

XXV. Tender *aval* guarantees, sureties or other guarantees as to the third parties liabilities, including Subsidiaries, except for guarantees tendered in the ordinary course of business;

XXVI. Conduct any business involving the Company and any of the Companies controlled by the Company, or any of its shareholders, whether direct or indirect, or managers, or companies controlled, whether directly or indirectly, by holding companies or its shareholders or managers;

XXVII. Appoint or replace accounting firms;

XXVIII. Approve and amend internal regulation of the Board of Directors; and

XXIX. Change the accounting or tax practices, as well as the policy for distribution of results and/or withholding of Company's profits.

**Sub-Section III**

**Board of Executive Officers**

**Article 20.** The Board of Executive Officers shall be composed of six (6) members elected and dismissed, at any time, by the Board of Directors, as follows: one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Administrative Officer, one (1) Information Technology Officer, one (1) Investors Relations Officer and one(1) Strategic Planning Officer, all of them elected by a majority of Board of Directors' members, at the General Meetings. The Company's Officers shall be elected for a three (3) year term; reelection is allowed.

**Paragraph 1** – Any Officer may occupy his/her position concurrently with the position of Investors Relations Officer, with due regard for the applicable regulation and as established by the Board of Directors. The occupation of more than one position in the Board of Executive Officers shall not entitle to double vote in any resolutions of the Board of Executive Officers.

**Paragraph 2** – In the event of temporary impairment or absence, the C.E.O shall be replaced by Officer appointed thereby. Should the position of C.E.O. is vacant, the Chief Financial Officer shall occupy concurrently such position until the first Board of Directors' meeting that shall appoint an alternate to serve until the end of the term of office of the member replaced.

**Paragraph 3** – the other Officers shall be replaced in the event of temporary absence or impairment, by other Officer, to be appointed by the C.E.O. In the event of vacancy, the Chief Executive Officer shall appoint a temporary alternate until such time as the Board of Directors elects a member to serve until the end of the term of office.

**Article 21** – The Officers shall administer and manage the Company's businesses, mainly to:

I. comply and ensure compliance with these Bylaws and the Board of Directors' and Shareholders' General Meeting;

II. prepare and submit to the Board of Directors, on an annual basis, the strategic plan, the annual reviews thereof and the Company's general budget, ensuring the performance thereof;

III. Resolve on the opening, transfer and closing of branches, representatives offices, warehouses, offices and any other establishments of the Company in Brazil;

IV. Submit, on an annual basis, for the Company's review, the Management's Report and the Board of Directors' accounts, together with accounting firm report, as well as proposal for investment of the profits ascertaining in previous year;

V. Represent the Company as partner or shareholder of other associate companies, subsidiaries and affiliate companies, with due regard for the guidelines of the Board of Directors; and

VI. Submit, on a quarterly basis, to the Board of Directors, detailed economic-financial balance sheets of the Company and its subsidiaries.

**Article 22** – In addition to coordinating the Officers and managing the activities relating to the Company's general planning, the Chief Executive Officer shall:

I. call and chair Board of Directors' meetings;

II. keep the Board of Directors' members posted on the Company's activities and the performance of its operations;

III. appoint, for Board of Directors' approval, Officers for each activity sector;

IV. perform other duties attributed by the Board of Directors;

V. establish the Company's basic guidelines;

VI. admit, promote, transfer, pursuant to the positions approved, license, punish and discharge employees, inquiring the Officer in charge of such department;

VII. perform any urgent acts, *ad referendum* of the Board of Directors; and

VIII. other matters to be established by the Board of Directors;

**Article 23** – In addition to the provisions set forth in paragraphs below, the Officers shall support the Chief Executive Officer in managing the Company's Business and performing all activities attributed thereto by the Board of Directors.

**Paragraph 1** – The Investors Relations Officer shall provide information to the investor public, the CVM, the stock exchanges, the over-the-counter markets in which the Company is registered and update the Company's register in BOVESPA, thus complying with legislation and regulation applicable to the publicly-held companies. The Board of Directors may establish the Investors Relations Officer's duties be performed concurrently with the duties performed by any other Officer.

**Paragraph 2** – The Chief Financial Officer shall (i) plan, coordinate, organize, supervise and direct the Company's financial transactions; (ii) propose options for financing and approve the financial conditions of the Company's businesses, (iii) manage the cash and the Company's accounts payable and receivable, (iv) prepare the budget and submit it for review and approval of the C.E.O and Board of Directors, (v) prepare and follow up on the Company's business, operating and investments plans and (iv) represent the Company before financial institutions, however, with due regard for article 24 below.

**Paragraph 3** – The Administrative Officer shall (i) administer and direct the Company's administrative departments, including human resources; direct the logistic, accounting, legal and tax planning areas and (iii) propose targets for the performance and results of various areas of the Companies and of its subsidiaries and associated companies;

**Paragraph 4** – The TI Officer shall direct and manage the IT department, thus being incumbent upon the establishment of strategy, development and implementation of systems and solutions in accordance with the Company's business, management of networks of data communication, voice and image, in addition to automation of the Company's proceedings.

**Paragraph 5** – The Strategic Planning Officer shall direct the Company's activities, participating in the planning and implementation of strategies prepared by the management, as well as represent the companies in institutional matters, however, with due regard for article 24 below.

**Article 24** – As a general rule and with due regard for the subjects matters of subsequent paragraphs, the Company shall be represented by two (2) Officers acting jointly, or even one (1) Officer and one (1) Attorney-in-fact or two (2) attorneys-in-fact, within the limits of the respective powers of attorney, pursuant to Paragraph 5 below.

**Paragraph 1** – The Company's acts involving amounts exceeding ten million *reais* (R$10,000,000.00) shall be performed by the C.E.O. acting jointly with one (1) attorney-in-fact or one (1) Company's Officer, unless otherwise expressly authorized by the Board of Director for specific case.

**Paragraph 2** – The acts requiring prior authorization of the Board of Directors, pursuant to these Bylaws, shall be performed only upon fulfillment of such requirement.

**Paragraph 3** – The Company may be represented only by one (1) Officer or one (1) attorney-in-fact in the following events:

(a) if a singular representation is imposed as a result of act performed, the Company shall be represented by any Officer or attorney-in-fact with special powers; and

(b) in the event of giving or releasing acquaintance for the amounts payable to the Company, issue and trade, including endorse and cash invoices relating to the sales, as well as in the event of the correspondence not creating liabilities for the Company and the performance of acts relating to the Company's administrative routine, including those performed before public agencies, mixed-capital company, Federal Revenue Office, State Revenue Offices, Commercial Registries, Labor Courts, Brazilian Social Security Institute (INSS) and the Brazilian Surveillance Agency (FGTS) and the banks responsible for the collection thereof and other

agencies of identical nature and the Brazilian Surveillance Agency.

**Paragraph 4** – The Board of Directors may authorize the performance of acts that may create liabilities for the Company only by one of the members of the Board of Executive Officers or one attorney-in-fact, or even, by adopting criteria for authority restriction and, in certain events, the Company's representation by only one Officer or attorney-in-fact.

**Paragraph 5** – The powers of attorney shall be granted upon fulfillment of the following requirements:

(a) all powers of attorney shall be jointly granted by any two (2) Officers;

(b) if the subject matter thereof is the performance of acts upon prior authorization of the Board of Directors, the power of attorney shall be expressly granted upon obtaining of such authorization that shall be mentioned therein.

**Paragraph 6** – The acts performed in disagreement with the provisions hereof shall not be valid, nor shall create liability for the Company.

## SECTION III

## FISCAL COUNCIL

**Article 25** – The Company's Fiscal Council shall be composed of, with the duties established by law, three (3) to five (5) members and equal number of alternates, residing in Brazil, whether shareholders or not, with due regard for the requirements and impairments established in the Brazilian Corporate Law and elected at the General Meeting for one (1) year term of office; reelection is allowed.

**Paragraph 1** – The Fiscal Council shall be instated on a permanent basis upon call of the shareholder, with due regard for the legal provisions.

**Paragraph 2** – As of the adhesion to the BOVESPA New Market by the Company, the Fiscal Council's members shall be invested in office upon execution of the Consent Instrument of the Fiscal Council's members, as provided for in the New Market Rules. Upon investiture of the Fiscal Council's members, the latter shall promptly communicate the number and characteristics of the securities issued by the Company held directly or indirectly thereby, including the derivatives therefrom.

**Paragraph 3** – The provisions above related to the call notice, procedures and Board of Directors' meetings shall be applied, as applicable, to the Fiscal Council's meetings.

## CHAPTER IV
## DISTRIBUTION OF PROFITS

**Article 26** – The fiscal year shall begin on January 1 and end on December 31.

**Paragraph 1** – At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, with due regard for the relevant legal provisions.

(a) balance sheet;
(b) statements of changes in the shareholders' equity;
(c) profit and loss statement; and
(d) funds source and investment statements.

**Paragraph 2** – The Board of Directors shall present, together with the financial statement for the fiscal year, proposal for investment of the net income to the Ordinary General Meeting, with due regard for the provisions thereof and the Law, and the Board of Directors may propose the creation of profit reserve for investment and development of the Company, containing specific value proposal to the General Meeting.

**Article 27** – The shareholders shall be entitled to receive, in each fiscal year, dividends in the mandatory minimum amount of twenty percent (25%) of the net income, with the following adjustments;

I. addition of amounts resulting from reversal of reserves for contingencies, within the fiscal year, previously created;

II. deduction of amounts intended for legal reserve and reserves for contingencies, in the fiscal year.

III. whenever the mandatory minimum dividend exceeds the portion realized of the net income ascertained for the fiscal year, the Management may propose, and the General Meeting approve, the investment of the exceeding amount for creation of unrealizable revenue reserve (article 197 of the Brazilian Corporate Law).

**Paragraph 1** – The Meeting may establish a profit sharing for the Managers, with due regard for the relevant legal limits. The payment of such profit sharing shall be conducted upon establishment of mandatory dividends for the shareholders. Whenever the half-yearly balance sheet is prepared and if the interim dividends of at least twenty-five percent (25%) over the net income are paid, and calculated pursuant this article, a half-yearly profit sharing may be paid to the Managers, as per Board of Directors' resolution ad referendum of the General Meeting.

**Paragraph 2** – The meeting may resolve on, at any time, distribution of dividends in view of revenue reserve existing or profit accrued in previous fiscal years, then kept as per General Meeting's resolution, after establishment of the mandatory dividends to the shareholders provided for herein.

**Paragraph 3** – The Company may prepare half-yearly and *interim* balance sheets. The Board of Directors may resolve on the distribution of dividends charged from the profit account ascertained therein. The Board of Directors may, further, state interim dividends from the profit account or revenue account ascertained in such balance sheets or in the last annual balance sheet.

**Paragraph 4** – The Board of Directors may pay or credit interest on net equity, *ad referendum* of the Ordinary General Meeting incumbent upon review of the financial statements relating to the fiscal year in which such interest was paid and credited.

**Article 28** – The General Meeting may resolve on the capitalization of reserves established in half-yearly and interim balance sheets.

## CHAPTER V

## Disposal of Share Control, Deregistering as Publicly-held Company and Delisting from Bovespa's New Market

**Article 29** - The disposal of Company's share control, whether directly or indirectly, by a sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the buyer shall undertake to conduct a Public Offering of Shares to the other shareholders, with due regard for the conditions and terms provided for in the prevailing legislation and the New Market Rules, so as to secure a treatment equal to that provided to the controlling seller.

**Article 30** - The public offering of shares set forth in the previous Article shall be further carried out:

I. In the events of onerous assignment of share subscription rights and other titles and rights relating to securities convertible into shares, which may entail the disposal of Company's Control; and

II. In the event of disposal of the control of company holding the Control Power of the Company, and, in such event, the Controlling Seller shall state the price established for the Company in such disposal to the BOVESPA and attach documentation evidencing such transaction.

**Article 31** - The party holding the Company's shares and that acquires the Control Power under the private share purchase agreement executed with the Controlling shareholder(s), involving any number of shares, shall:

I. carry out the Public Offering of Shares provided for in Article 29 of these Bylaws;

II. refund the shareholders from which it acquired shares in the stock market within the six (06) months prior to the disposal of Company's Control, and pay to such shareholders any difference between the price paid to the seller Controlling shareholder and the amount paid in the stock market by the Company's shares in the same period, duly adjusted according to the Extended Consumer Price Index - IPCA ("IPCA") disclosed by the Brazilian

Institute for Geography and Statistics (IBGE) until the actual payment thereof;

**Article 32** – Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of public offering for acquisition of all shares issued by the Company ("OPA"), with due regard for the CVM rule applicable thereto, the BOVESPA regulation and the terms hereof.

**Paragraph 1** – The OPA shall be (i) indistinctly addressed to all Company's shareholders (i) in tender offer held at BOVESPA, (iii) at the price provided fro in paragraph 2 below, and (iv) paid in cash, in Brazilian currency, for the acquisition under the OPA of shares issued by the Company.

**Paragraph 2** – Pursuant to paragraph 11 below, the OPA acquisition price of each share issued by the Company may not be lower than the highest amount between **(i)** the economic value ascertained in appraisal report; **(ii)** one hundred twenty percent (120%) of the issuance price of shares in any Company's capital stock increase within twenty-four (24) months before the establishment of mandatory OPA, duly adjusted according to the Amplified Consumer Price Index (IPCA) until the payment thereof; **(iii)** one hundred twenty percent (120%) of the maximum unit quoted price of the shares issued by the Company for the one hundred twenty (120) term before the OPA, calculated according to the trading volume, at the stock exchange with highest trading volume of shares issued by the Company; **(iv)** one hundred twenty (120%) of the highest amount paid by Acquirer Shareholder for the Company's shares, in any kind of trading, within twelve (12) month period before establishment of mandatory OPA, pursuant to this article; and **(v)** appraised value of the Company, ascertained according to the multiple comparison criteria.

**Paragraph 3** – The OPA provided for in the main section hereof shall not exclude the possibility of another Company's shareholders, or, as applicable, the Company, carry out a competing OPA, pursuant to applicable regulation.

**Paragraph 4** – The Acquirer Shareholder shall respond any request or fulfill any CVM requirements, within the term provided for in applicable regulation.

**Paragraph 5** – If the Acquirer Shareholder does not comply with the obligations imposed herein, including the fulfillment of the maximum terms (i) for carrying out or requesting registration of the OPA, or (ii) for responding any request or fulfillment of CVM requirements, the Company's Board of Directors shall call Extraordinary General Meeting, in which the Acquirer Shareholder may not vote to resolve on the suspension of exercise on the part of the Acquirer Shareholders that did not comply with any obligation imposed herein, as provided for in article 120 of Brazilian Corporate Law, without prejudice to any Acquirer Shareholder's liability for damages caused to other shareholders as a result of non-compliance with the obligations imposed herein.

**Paragraph 6** - Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of other rights, including usufruct or trust, of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of a OPA, with due regard for the Article 32.

**Paragraph 7** – The obligations set forth in article 254-A of the Brazilian Corporate Law and article 29, 30 and 31 of these Bylaws shall not exclude the Acquirer Shareholder's obligation to comply with the obligations established herein.

**Paragraph 8** – The provision set forth in this Article shall not be applied if a person becomes holder of shares issued by the Company in a number exceeding fifteen percent (15%) if the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder shall sell the exceeding shares within thirty (30) days as of the relevant event; (ii) merger of another Company by the Company, (iii) merger of shares held by another company by the Company or (iv) subscription of the Company's shares, in a sole primary issuance approved at the Shareholders' General Meeting of the Company, called by its Board of Directors, the proposal of which is the establishment of price for issuance of shares, based on the economic value based on the Company economic-financial appraisal report prepared by specialized institution or company with evidenced experience to appraisal publicly-held companies.

**Paragraph 9** – For purposes of calculation of percentage of fifteen percent (15%) of all shares issued by the Company described in the main section hereof, the involuntary additions of ownership interest resulting from

cancellation of treasury shares or reduction in the Company's capital stock upon cancellation of shares shall not be computed

**Paragraph 10** – For the purposes hereof, the capitalized terms below shall have the following meanings:

"Acquirer Shareholder" shall mean person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, worldwide rights or, otherwise, residing, domiciled or headquartered in Brazil or abroad), or group of persons binding upon vote agreement with the Acquirer Shareholder and/or acting representing the Acquirer Shareholders' interest, which may subscribe and/or acquire Company's shares. From among the examples of person acting in the Acquirer Shareholder's interest, any person (i) directly or indirectly controlled or managed by such Acquirer Shareholder, (ii) controlling, under any form, the Acquirer Shareholders, (iii) directly or indirectly controlled or managed by any person controlling or managing, whether directly or indirectly, such Acquirer Shareholder, (iv) in which the controlling shareholder of such Acquirer Shareholders held, whether directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the capital stock, or (vi) holding, directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the Acquirer Shareholder's capital stock.

**Paragraph 11** – If the CVM rule applicable to the OPA provided herein establishes the adoption of criteria for calculation of unit acquisition price of the Company's shares under the OPA entailing a acquisition price exceeding that established pursuant to Paragraph 2 above, the acquisition price calculated under CVM rule shall prevail for carrying out of the OPA.

**Article 33** – In the public offering for acquisition of shares to be carried out by the controlling shareholder or the Company for deregistering of the company as publicly-held company, the minimum price to be applied shall correspond to the economic value ascertained in appraisal report as provided for in Article 35 hereof.

**Article 34** – If the shareholders at the Extraordinary General Meeting resolve on the delisting of the Company from the BOVESPA new market so that the Company's shares be listed for trading at the BOVESPA new market or if, as a result of the corporate restructuring, the Company's shares are not accepted for trading in the BOVESPA new market, the shareholder or group of shareholders holding the Company's control power shall carry out public offering for acquisition of shares, the minimal price thereof shall correspond to the economic value ascertained in appraisal report, with due regard for the legal rules and applicable regulations.

**Article 35** – The appraisal report dealt with in Article 33 and 34 hereof shall be prepared by specialized institution or company, with evidenced experience and independent as to the Company's decision power, its managers and controlling shareholders, and the report shall fulfill the requirements provided for paragraph 1 of article 8 of Brazilian Corporate Law and mention the liability provided for in paragraph 6 of said article.

**Paragraph 1** – The General Meeting shall be solely incumbent upon establishment of the specialized institution or company incumbent upon appraisal of the Company's economic value, by presenting a triple list and the respective resolution shall be taken, without computing the blank votes, by a majority of votes cast by shareholders representing the outstanding shares present thereat, which, if instated at first call, shall be attended by the shareholders representing at least 20% of all outstanding shares, or, if instated at second call, may be attended by any number of shareholders representing Outstanding Shares.

**Paragraph 2** – The costs incurred with the preparation of the appraisal report shall be borne by the offering shareholders.

**Article 36** – A sole public offering for acquisition of shares may be carried out for the purposes provided for in Chapter V hereof, in the New Market Rules or the CVM rule, provided that procedures of all types of public offering for acquisition of shares may be compatible, without prejudice to the addressee of the offering and upon CVM authorization, if required by applicable law.

**Article 37** – The Company and its shareholders incumbent upon the public offering for acquisition of shares provided for herein, the New Market Rules or the CVM rule may secure the carrying out thereof by any shareholder, third party or, as applicable, by the Company. The Company or shareholder, as applicable, shall not disclaim any liability for public offering for acquisition of shares until such time as it is concluded, with due regard for the applicable rules.

**Sole Paragraph** – Notwithstanding the provisions of Article 32, 36 and 37 hereof, the provisions of the New Market Rules shall prevail in the event of prejudice to the rights of addresses of the offering mentioned in said articles.

**Article 38** – The Company shall register any transfer of shares to the Purchaser of the Control Power, or for those that may hold the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders, as provided for in New Market Rules. The Company shall register the shareholder agreement providing for the exercise of the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders.

**Article 39** – The event not dealt with herein shall be settled at General Meeting and governed pursuant to the Brazilian Corporate Law.

## CHAPTER VI

## ARBITRATION COURT

**Article 40** - The Company, its shareholders, managers and members of the Fiscal Council hereby undertake to settle, by means of arbitration proceeding, any and all doubts and disputes that may occur between them, related to or arising from, mainly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, in Company's Bylaws, the regulations enacted by the National Monetary Council, the Central Bank of Brazil or the CVM and other rules applicable to the capital market in general, as well as other regulations applicable to the transactions conducted in the New Market Listing Rules, the New Market Listing Agreement and the BOVESPA Market Arbitration Panel Rules.

## CHAPTER IX

## WINDING-UP OF THE COMPANY

**Article 41** - The Company shall be wound up in the event provided by law, and the General Meeting shall elect the liquidator(s), as well as the Fiscal Council that shall operate in such period, pursuant to the legal formalities.

## CHAPTER VII
## FINAL AND TEMPORARY PROVISIONS

**Article 42** – The Company shall comply with all shareholders' agreements filed at its headquarters, and the member of the Board of Directors' or General Meeting's presiding board shall not accept vote cast by any shareholder, party of any shareholders' agreement duly filed at the Company's headquarters, contrary to the terms thereof are prohibited and, furthermore, the Company shall not accept or transfer shares and/or dispose and/or assign preemptive right over the subscription of shares and/or other securities not complying with shareholders' agreement.

**Article 43** – The Company shall not grant financing or offer guarantees of any kind to third parties, of any type, involving businesses, other than those related to the corporate interests.

> **Sole Paragraph** – The Company shall not grant financing or offer guarantees of any kind, of any type, to the controlling shareholders.

**Article 44** – The provisions set forth in Article 32 hereof shall not be applied to the current shareholders holding at least fifteen (15%) of the shares issued by the Company and its successors, mainly, the controlling shareholders figuring as parties of Shareholders Agreement of February 15, 2007 and filed at the Company's headquarters, pursuant to article 118 of the Brazilian Corporate Law, thus applying, on a exclusive basis, to the investors acquiring shares and become Company's shareholders upon registration in the CVM and trading of Company's shares at BOVESPA.

**Article 45** – The provision of Chapter V and Article 44 hereof shall come into effect as of the publication of notice of public distribution relating to secondary and primary public offering of shares issued by the Company, subject matter of application No. RJ/2007-9330 filed at CVM on August 02, 2007.

EXTRAORDINARY GENERAL MEETING MINUTES OF



MARISA S.A.


RECEIVED

Company Registry Identification Number (*Número de Identificação no Registro de Empresas*), or NIRE, 35.300.334.159
Corporate Taxpayer ID Number [CNPJ/MF] 08.262.343/0001-36

**Date, time and place**: On May 4, 2007, at 9:00 a.m., at the corporate headquarters of the Company, at Rua James Holland, 422, in the Barra Funda neighborhood, in the city of São Paulo, state of São Paulo. **Present**: shareholders representing all of the share capital of the Company. **Presiding board**: Chairperson – Marcio Luiz Goldfarb; Secretary – Décio Goldfarb. **Agenda**: amendment of the main part of article 20 of the corporate bylaws of the Company. **Resolutions passed unanimously**: The shareholders approved the amendment of the main part of article 20 of the corporate bylaws of the Company, to clarify that the executive committee will be composed of five (5) members. As a result of that decision, the main part of article 20 will come to have effect with the following wording: "**Article 20** – The Executive Committee, whose members will be elected and are removable at any time by the board of directors, will be composed of five (5) members, one (1) of whom will be the chief executive officer, one (1) the financial officer, one (1) the administrative officer, one (1) the information technology officer and one (1) the investor relations officer, all of whom will be elected by the majority of the members of the Board of Directors, in a meeting of that body. The officers of the Company will be elected for a three-year term, with reelection allowed." **Closing, drafting, approval and signing of the minutes:** There being nothing further to be dealt with, these minutes were drafted, read, verified and signed by everyone present. **Present:** Presiding board: Chairperson – Marcio Luiz Goldfarb; Secretary – Décio Goldfarb. Shareholders: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Begoldi Comércio, Participação e Administração S.A. (by Marcio Luiz Goldfarb and Décio Goldfarb).

This is a true copy of the minutes entered in the minute book.

São Paulo, May 4, 2007.

Presiding Board:

| | |
|---|---|
| [SIGNED]<br>Marcio Luiz Goldfarb<br>Chairperson | [SIGNED]<br>Décio Goldfarb<br>Secretary |

**MARISA S.A.**

**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) No. 35.300.334.159**

**GENERAL MEETING FOR RE-RATIFICATION OF ORDINARY GENERAL MEETING**

**Date, time and place:** On May 2, 2007, at 10:00 a.m. at the Company's headquarters located in the city of São Paulo, state of São Paulo, at Rua James Holland, 422, Barra Funda, in the city of São Paulo, State of Sao Paulo. **Attendance:** Shareholders representing the entire capital stock of the Company, as per signatures contained in the "Shareholders Attendance Book". **Call Notice:** waived in view of attendance of all shareholders representing the entire capital stock of the Company. **Presiding Board:** Chairman: Marcio Luiz Goldfarb, Secretary: Decio Goldfarb. **Agenda: (i)** Re-ratification of minutes of the Ordinary General Meeting held on April 30, 2007 so as to include the ratification of change of the widely circulated newspaper in which the Company publishes its documents, pursuant to Law No. 6,404/76, as per resolution taken at the Company's Extraordinary General Meeting held on April 18, 2007; and **(ii)** ratification of all resolutions taken at the Company's Ordinary General Meeting held on April 30, de 2007. **Resolutions taken by unanimous vote: (i)** As the minutes of the Company's Ordinary General Meeting has not mentioned, by mistake, the ratification of resolution taken at the Company's Extraordinary General Meeting held on April 30, 2007, the ratification of resolution taken at Company's Extraordinary General Meeting held on April 18, 2007, regarding change of the widely circulated newspaper in which the Company publishes its documents, pursuant to Law No. 6,404/76, the Company's shareholders approved the rectification of the minutes of Ordinary General Meeting held on April 30, 2000, so as to include ratification of change of the widely-circulated newspaper used by the Company: from "Diário do Comércio" to "Valor Econômico" newspaper; and;**(ii)** ratify all resolutions taken at the Company's Ordinary General Meeting held on April 30, 2007. **Closure, Drawing-up and Approval of Minutes**: Nothing else to be discussed, the meeting was adjourned for drawing up of these minutes and upon opening of the works, these minutes were read, found in compliance and signed by those attending the meeting. **Signatures**: Presiding Board: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary; Shareholders: Begoldi Comércio, Participação e Administração S.A.,

by Márcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins; Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, May 2, 2007

(sgd)
**Décio Goldfarb**
Secretary


RECEIVED

**MARISA S.A.**

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**Minutes of the First Annual General Meeting**
**held on April 30, 2007**

**DATE, TIME AND PLACE**: Held on April 30, 2007, at 10:00 am, at the Company's headquarters, located at Rua James Holland, 422 - Barra Funda, in the city and state of São Paulo. **ATTENDANCE**: Shareholders representing the Company's full capital stock, as per signatures in the Shareholders' Attendance Registration Book. The Company's Officers and the auditing company's representative also attended the meeting. **PRESIDING BOARD**: Chairman, Mr. MARCIO LUIZ GOLDFARB; Secretary, Mr. DÉCIO GOLDFARB. **PUBLICATIONS**: (a) The publication of call notices to which Articles 124 and 133 of Law 6,404/76 was waived in view of the attendance of shareholders representing the Company's full capital stock; and (b) Management Report, Financial Statements and Independent Auditors' Review Report referring to the year ended DECEMBER 31, 2006 published in the Official Gazette of the State of São Paulo and in Valor Econômico newspaper on APRIL 20, 2007. **AGENDA**: **(i)** To examine the Management's accounts, analyze, discuss and resolve on the Company's Financial Statements, Balance Sheet and Independent Auditors' Review Report referring to the year ended December 31, 2006; and **(ii)** to resolve on the allocation of the Company's net income recorded on December 31, 2006 [and the distribution of dividends to the Company's shareholders]. **RESOLUTIONS**: **(i)** The Financial Statements referring to the year ended on December 31, 2006 and the Management Report were approved without reservations and published in the "Official Gazette of the State of São Paulo" and in "Valor Econômico" newspaper on April 20, 2007. The Independent Auditors' Review Report referring to the Statements of Income of the year ended December 31, 2006 was also approved; **(ii)** it was decided that there will not be dividends distributed to shareholders in view of the losses recorded by the Company in 2006. **CLOSURE**: There being no further business to transact, the floor was offered to whoever wanted to make use of it

and, as nobody did, the meeting was adjourned for the time necessary to draw up these present minutes, which were read, found in compliance and signed by all attending members. Attending shareholders - Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Begoldi Comércio, Participação e Administração S/A. Presiding Board: Marcio Luiz Goldfarb - Chairman and Décio Goldfarb - Secretary.

São Paulo, April 30, 2007

**Presiding Board:**

**MARCIO LUIZ GOLDFARB**
Chairman

**DÉCIO GOLDFARB**
Secretary

**Shareholders:**

**MARCIO LUIZ GOLDFARB**

**DÉCIO GOLDFARB**

**DENISE GOLDFARB TERPINS**

**BEGOLDI COM. PART. ADM. S/A**
By Marcio L. Goldfarb Décio Goldfarb Denise G. Terpins

**Minutes of Extraordinary Shareholders' Meeting – April 20, 2007**

An extraordinary shareholders' meeting was held on April 20, 2007 to discuss the reformulation and consolidation of Marisa's bylaws and to accept the resignation and election of members of the board of directors. Some of the changes to the bylaws included rules regarding shareholders, the board of directors, board of executive officers and fiscal council, profit distribution, the loss of a controlling share of the company, the privatization of Marisa, the company's de-listing from the *Novo Mercado*, and arbitration. The reformulated bylaws were accepted unanimously.


RECEIVED
2008 MAY -1 A 7:44

**MARISA S.A.**

**Corporate Taxpayer ID (CNPJ/MF) 08.262.343/0001-36**

**Company Registry (NIRE) 35.300.334.159**

# MINUTES OF THE 4TH EXTRAORDINARY GENERAL MEETING

# HELD ON APRIL 18, 2007

**Date, time and venue:** On April 18, 2007 at 10:00 am at the head offices of the Company located in the city and state of São Paulo at Rua James Holland, n° 422, Barra Funda. **Attendance:** Shareholders representing 100% of the Company's capital stock, pursuant to the signatures in the "Shareholders' Attendance Book". **Call Notice:** The formality of a call notice was waived due to the presence of shareholders representing 100% of the Company's capital stock. **Presiding Board:** Chairman: Marcio Luiz Goldfarb, Secretary: Décio Goldfarb. **Agenda:** Substitution of the high-circulation newspaper in which the Company publishes its communications. **Unanimous resolution:** Approval of the substitution of the high-circulation newspaper in which the Company's publishes its communications, with these, as of today's date, now published in the newspaper **"Valor Economico"**, instead of in the newspaper "Diario do Comercio" used in the past. **Closure, drafting and approval of these minutes:** With no further matter on the agendas, the meeting was adjourned for the drafting of these minutes. The meeting was then resumed for the reading of these units, which were approved and signed by all.

São Paulo, April 18, 2007

Presiding Board:

| Marcio Luiz Goldfarb | Décio Goldfarb |
|---|---|
| Chairman | Secretary |

Shareholders:

**BEGOLDI COMÉRCIO, PARTICIPAÇÃO E ADMINISTRAÇÃO S.A.**

Marcio Luiz Goldfarb Décio Goldfarb Denise Goldfarb Terpins

Marcio Luiz Goldfarb

Décio Goldfarb

Denise Goldfarb Terpins


RECEIVED
2008 MAY -1 A 7:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**MARISA S.A.**

**Corporate Registry ID (NIRE) No. 35.300.334.159**
**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**

**Minutes of the Extraordinary General Meeting**
**held on March 20, 2007**

**Date, Time and Place**: On March 20, 2007, at 11:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Attendance**: Shareholders representing the entire capital stock of the Company, as per signatures of the Company's Shareholders Attendance Book. **Call Notice**: Call notice was waived in view of attendance of all Company's shareholders representing the entire capital stock of the Company. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. **Agenda: (i)** amendment and restructuring of the Company's Bylaws so as to adjust and include provisions applicable to publicly-held companies and corporative governance; **(ii)** election of the Board of Directors' members and establishment of the compensation thereof; **(iii)** Registering of the Company in the Stock Exchange and submission of application for registering of the Company in the Securities and Exchange Commission ("CVM"); and **(iv)** Company's adhesion to the New Market "Novo Mercado" Listing Rules of the São Paulo Stock Exchange (BOVESPA) ("New Market Rules"). **Resolution taken by unanimous vote**: (i) the amendment and restructuring of the Company's Bylaws was approved pursuant to Annex I hereto; (ii) the following members were elected to compose the Company's Board of Directors for an unified one (1) year term of office as of the date hereof, which may be extended until the Ordinary General Meeting to be held in 2008; reelection is allowed, (a) **Marcio Luiz Goldfarb**, Brazilian, married, businessman, bearer of Identity Card (R.G.) No. 5.614.574 SSP/SP, Individual Taxpayers' Register (CPF/MF) No. 537.262.198-20, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua James Holland, 422, to occupy the position of Board of Directors' Chairman; (b) **Décio Goldfarb**, Brazilian, married, businessman, bearer of Identity Card (RG) No. 8.377.286-8 – SSP/SP, CPF/MF No. 861.657.988-53, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua James Holland, 422, to occupy the position of Board of Directors' sitting member; (c) **Denise Goldfarb Terpins,**

Brazilian, married, businesswoman, bearer of Identity Card (RG) No. 4.678.111 SSP/SP, CPF/MF No. 304.140.678-00, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua James Holland, 422, to occupy the position of Board of Directors' sitting member; (d) **Celso Clemente Giacometti**, Brazilian, married, businessman, bearer of Identity Card (RG) No. 3179758-1 SSP/SP, CPF/MF No. 029.303.408-78, residing and domiciled in the City of São Paulo, State of São Paulo with offices at Avenida Vereador José Diniz, 3725, 6° andar, cj. 61, in the City of São Paulo, State of São Paulo, to occupy the position of Board of Directors' sitting member; and (e) **Cassio Roberto Vieira Romano**, Brazilian, married, engineer, bearer of RG 3.099.372 SSP/SP, CPF/MF No. 048.784.938/87, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua James Holland, 422, in the City of São Paulo, State of São Paulo, to occupy the position of Board of Directors' sitting member. It is hereby stated that the Board of Directors' member Celso Clemente Giacometti falls under the definition of "Independent Member", pursuant to the New Market Rules. The Board of Directors' members elected herein shall be invested in office upon execution of the respective instruments of investiture to be filed in proper Company's records, and they hereby represent that they are not subject to any criminal charges, provided by law, that may prevent them from performing business activities and that they are aware of article 147 of Law No. 6,404 of December 15, 1976. In view of election of the Board of Directors' members, the Board of Directors' compensation of up to three million and nine hundred thousand reais (R$3,900,000.00) was approved and Board of Directors was incumbent upon establishment of the individual compensation of each Company's manager, with due regard for the Company's Bylaws; **(iii)** registering of the Company in the Stock Exchange and the submission of application for Company's registration in the CVM were approved; and **(iv)** the Company's adhesion to BOVESPA New Market Rules, as well as the execution of New Market Participation Agreement with BOVESPA under special listing segment was approved. The Company's Management is hereby authorized to take all measures required, as well as to execute any and all documents to implement the resolutions taken herein. **Closure**: Nothing else to be discussed, the meeting was adjourned for drawing up these minutes, which were read, found in compliance and signed by those attending the meeting. **Attendance: Presiding Board**: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary. **Members of the Board of Directors**: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, March 20, 2007.

**Presiding Board:**

| (sgd) | (sgd) |
|---|---|
| **Márcio Luiz Goldfarb** | **Décio Goldfarb** |
| Chairman | Secretary |

BYLAWS OF

MARISA S.A.

CHAPTER I

CORPORATE NAME, HEADQUARTERS, SUBJECT MATTER AND TERM

**Article 1 – MARISA S.A.** ("Company") is a publicly-held company governed under these Bylaws, applicable legislation and the New Market Listing Rules ("New Market Rules") of the São Paulo Stock Market ("BOVESPA").

**Article 2** – The Company's headquarters is located in the City of São Paulo, State of São Paulo, at Rua James Holland, 422, Bairro da Barra Funda.

> **Sole Paragraph** – The Company may open branches, representative offices, warehouses, offices and any other establishments in Brazil upon resolution taken by the Board of Executive Officers.

**Article 3** – The Company is engaged in the organization, holding of interest and management, under the same system, in companies and businesses of any nature, as partner or shareholder.

**Article 4** – The Company is established for an indefinite term.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

**Article 5** – The Company's capital stock fully subscribed and paid up is forty-four million six hundred thirty-four thousand and four hundred and ten reais (R$44,634,410.00), divided into forty-four million six hundred thirty-four thousand and four hundred ten (44,634,410) non-par common shares.

**Article 6** – The Company is hereby authorized to increase its capital stock by up to one hundred fifty million (150,000,000) non-par common shares.

**Paragraph 1** – Within the limits authorized herein, the Company may, by Board of Directors' resolution, increase the capital stock, regardless of any statutory amendment. The Board of Directors shall establish the issuance conditions, including price and term for payment thereof.

**Paragraph 2** – Within the limit of authorized capital, the Board of Directors may resolve on the issuance of subscription warrant.

**Paragraph 3** – The Company's Board of Directors may grant purchase or subscription option of shares, under the Purchase or Subscription Option Plans approved at General Meetings, to its managers and employees, as well as to managers and employees of other direct or indirect subsidiaries, without granting preemptive rights to the shareholders over the granting or exercise of the options, with due regard for the article 19, item VI, below.

**Paragraph 4** – The Company shall not issue founder's shares.

**Article 7** – The capital stock shall be exclusively represented by common shares and each share shall entitle to one vote in the shareholders' resolutions.

**Article 8** – All Company's shares shall be book-entry and kept in the name of their holders in trust account held in financial institution authorized by the Securities and Exchange Commission (CVM).

**Sole Paragraph** – The cost incurred with the transfer and registration thereof, as well those incurred with shares in custody may be charged directly from the shareholder by the depositary institution, pursuant to the custodian agreement.

**Article 9** – At Board of Directors' discretion, the preemptive right over issuance of the shares, debentures convertible into shares or subscription warrant, the placement of which was carried out by trading at the stock exchange or public subscription, or even share swap, in public control acquisition offering, pursuant to law, within the limit of authorized capital, may be excluded or reduced.

## CHAPTER III

## COMPANY'S MANAGEMENT

### SECTION I

### GENERAL MEETING

**Article 10** – The Ordinary General Meeting shall be held once a year and the Extraordinary General Meetings, whenever is called pursuant to law or these Bylaws.

**Paragraph 1** – The General Meeting's resolutions shall be taken by a majority of votes, with due regard for article 12 hereof;

**Paragraph 2** – The General Meeting shall resolve on the agenda provided for in the respective call notices.

**Article 11** – The General Meeting shall be instated and chaired by the Board of Directors' Chairman or, in the absence thereof, by any other Board member, by shareholder appointed by the shareholders present thereat, which shall appoint the General Meeting's secretary.

**Article 12** – In addition to the duties provided by law, the General Meeting shall approve:

I. Registering and deregistering of the Company;

II. Adhesion to and delisting of the Company from the New Market Listing Rules ("New Market Rules) of the São Paulo Stock Exchange ("BOVESPA");

III. Any amendment to the Company's Bylaws;

IV. Any issuance of shares or other securities convertible into Company's shares (unless otherwise expressly established herein), as well as any alteration of rights, preferences, advantages or restrictions attributed to the shares or securities convertible into Company's shares;

V. Spin-off, amalgamation, merger (including merger of shares), transformation, winding-up or liquidation, as well as petition in voluntary bankruptcy or reorganization proceeding by the Company;

VI. Establishment of annual total compensation of the Company's managers;

VII. Approval of the Company's annual financial statements;

VIII. Resolution on, as per proposal presented by the management, use of profits ascertained for the fiscal year or payment of interest on net equity, based on the Company's annual financial statements;

IX. Approval and any amendments to the share option plan of managers or employees of the Company, which may not exceed five percent (5%) of its total capital stock;

X. Appoint a company specialized for preparing the appraisal report of the Company's shares, in the event of deregistering or delisting of the Company from the New Market, as provided for in Chapter V hereof, among the Companies appointed by the Board of Directors; and

XI. Resolve on any matter submitted to the Board of Directors.

## SECTION II

## MANAGEMENT

### Sub-Section I

### General Provisions

**Article 13**. The Company shall be managed by the Board of Directors and the Board of Executive Officers.

**Paragraph 1** – The members shall be invested in office upon execution of instrument drawn up in proper book, executed by manager invested in office, waiving posting of bond.

**Paragraph 2** – As of the Company's adhesion to the BOVESPA New Market segment, the Board of Directors' and Management members shall be invested in office upon prior subscription of the Managers Consent Instrument, as provided for in New Market

Listing Rules. The managers shall, upon investiture in the respective offices, communicate BOVESPA the number and characteristics of the securities issued by the Company held directly or indirectly by them, including the derivatives therefrom.

**Paragraph 3** – The managers shall serve until such time as their successors are invested in office.

**Article 14** - The Meeting shall establish a limit of total annual compensation for distribution to the managers and the Board of Directors shall resolve on the individual compensation of the managers, with due regard for these Bylaws.

**Article 15** – With due regard for the call notice established herein, any management meeting shall be duly held upon attendance of the majority of its members and resolutions shall be taken by majority vote.

**Sole Paragraph** – Prior call notice of the meeting shall be waived upon attendance of all members, thus accepting, for such purposes, the votes cast in writing.

**Sub-Section II**

**Board of Directors**

**Article 16** – The Board of Directors shall be composed of five (5) to seven (7) members, all of them shareholders elected at the General Meeting, for a unified one (1) term of office; reelection is allowed.

**Paragraph 1** – As of the Company's adhesion to the New Market Listing Rules, at least twenty percent (20%) of the Board of Directors' members shall be Independent Board Members, as per definition provided for in New Market Listing Rules.

**Paragraph 2** – At the Ordinary General Meeting, the shareholders shall resolve on the number of Board of Directors' members and appoint the Board of Directors' Chairman.

**Paragraph 3** – The Board of Directors' members shall be invested in office upon execution of instrument drawn up in proper book. The Board of Directors' members serve until such time as their successors are invested in office, unless otherwise resolved by the Shareholders General Meeting.

**Paragraph 4** – The Board of Directors' members shall have a sound reputation, and shall not be elected, unless upon General Meeting's authorization, the member that (i) occupies positions in companies that may be deemed as competitors vis-à-vis the Company; or (ii) has or represents interest conflicting with the Company; the voting right shall not be exercised by the Board of Directors' members, in the event of subsequent impairment events.

**Paragraph 5** – The Board of Directors' members may not have access to information or participate in Board of Directors' meetings relating to matters having or representing interest conflicting with the Company; thus the exercise of voting right is expressly forbidden.

**Paragraph 6** – In order to better perform its duties, the Board of Directors shall create committees or work groups with established purposes.

**Paragraph 7** – The Board of Directors' Committees shall be chaired by one member of the Board of Directors and shall be occupied by a majority of Board of Directors' members, except, however, independent third parties may be invited to occupy positions in the Committees, depending on the committee position and as required in view of the technical qualification of the members invited.

**Article 17** – The Board of Directors' Chairman shall be elected at the General Meeting incumbent upon the election of the Board of Directors' members.

**Paragraph 1** – The Chairman shall not be entitled to casting vote in the resolutions taken by the Board of Directors.

**Paragraph 2** – In the event of vacant position in the Board of Directors not entailing a number of members lower than that established for most of the positions thereof, according to the number of sitting board members established by the General Meeting, the other Board of Directors' members may (i) appoint alternates to serve until the end of the term of office of the replaced member(s); or (ii) opt for not appointing alternates to occupy vacant positions, provided that the number of members provided for in the main section of Article 16 is observed.

**Paragraph 3** – In the event of vacant position in the Board of Directors entailing a number of members lower than that of most positions thereof, according to the number of sitting board members established at the General Meeting, the Board of Directors may call General Meeting to elect alternate(s) to serve until the end of the term of office of the member replaced.

**Article 18** – The Ordinary General Meetings shall be held on a quarterly basis and the Extraordinary General Meeting shall be held whenever is called by the Chairman or by a majority of members thereof. The Board of Directors' meetings shall be exceptionally held by conference call, video conference, electronic mail or other communication media.

**Paragraph 1** – The call notices shall be carried out, in writing, within at least eight (8) days in advance and sent by correspondence, fax, messenger, registered mail, telegram, e-mail or any other correspondence against receipt.

**Paragraph 2** – All resolutions taken at the Board of Directors shall be included in the minutes drawn up in the respective Board of Directors' book and signed by the board members present thereat.

**Paragraph 3** – At the Board of Directors' meetings, votes cast by proxy granted to other board member, votes in writing cast in advance, by fax, electronic mail or by any other communication media shall be accepted, thus computing as present thereat the board members doing so.

**Article 19** – In addition to the duties established by law and these Bylaws, the Board of Directors shall:

I. elect and dismiss the Company's C.E.O, as well as the other Company's Officers (after hearing the appointment made by the C.E.O.) and establishing the respective duties thereof, including appointing Investors Relations Officer, with due regard for these Bylaws;

II. the performance or approval, by the Company's subsidiaries, of any act provided for in Article 12 above or related thereto in this Article 19;

III. establish vote to be cast by the Company's representatives or board members of the Company's subsidiaries appointed by the Company, at any General Meetings, shareholders' meetings, or management meetings of the Company's subsidiaries;

IV. approve shareholders agreements of the Company's subsidiaries to be executed by the Company;

V. establish association of the Company with other companies to establish partnerships, consortiums or joint venture relationships;

VI. granting of purchase and subscription option of shares, pursuant to share purchase option granting plan approved at the General Meeting to its managers and employees, as well as managers and employees of other direct or indirect subsidiaries of the Company, without preemptive right of the shareholders over the granting or exercise of options, with due regard for the limit of authorized capital of said granting of share purchase or subscription option;

VII. approval, monitor and amendment of business strategy, annual budget, as well as other strategic and investment plans, whether on an annual and/or multiyear basis, and Company's Development Projects and establish compensation general policy and other general human resources policies;

VIII. resolve on the implementation of budgets approved and approved with exceptions;

IX. distribute the annual total compensation established by the General Meeting to the managers' and Fiscal Council' members;

X. establish the Company's guidelines for Company's controlled companies, associated companies, affiliates and subsidiaries for preparation and addressing plan for mapping and management of managerial risks and, definition of actions for control and minimization thereof;

XI. contract depositary institution for the book-entry shares;

XII. define triple list of institutions or companies specialized in economic appraisal of the Companies, for preparation of report on appraisal of Company's shares, in the event of deregistering and delisting of the Company from BOVESPA New Market;

XIII. create and close committees and/or work group, establishing, furthermore, the composition, regulation, compensation and work scope thereof, with due regard for these Bylaws;

XIV. establish criteria for opening and closing of stores;

XV. approve monthly information (in the event of material variation as to the budget) and full quarterly information (including managerial and official reports) of the Company and controlled companies, associated companies, affiliated companies or subsidiaries;

XVI. distribute interim dividends or pay interest on own equity based on half-yearly, quarterly or monthly balance sheets of the Company;

XVII. acquisition of shares issued by the Company to be kept in treasury and/or further cancellation or disposal;

XVIII. issue Company's shares, within the limits provided for in article 6 hereof, establishing issuance conditions, including price and term for payment and, furthermore, exclude or reduce preemptive right over the issuance of shares, subscription warrant or convertible debentures, the placement of which is carried out by trading at stock exchange or public subscription or public offering for acquisition of control, pursuant to law;

XIX. issue subscription warrant as set forth in paragraph 2 of article 6 hereof;

XX. issue simple debentures not convertible into shares and with no *in rem* guarantee;

XXI. establish powers for the Board of Executive Officers to contract any public fund raising in the capital market and issue any debt instrument for public raising of funds such as bonds, notes, commercial papers and other instruments usually traded in the capital market, thus resolving on the conditions for issuance and redemption thereof;

XXII. purchase, sale, lease or dispose, on any account, assets of the Company's property, plant and equipment (except for corporate interest governed by item XXIV below), the market value of which or transaction value exceeds (solely or jointly with acts carried out in the same fiscal year), five million

reais (R$5,000,000.00), except as provided for in annual budget approved pursuant to item VII above;

XXIII. execute, amend or extend the term of, by the Company and/or Company's subsidiaries, any documents, agreements or commitments for assumption of responsibilities, debts or liabilities, involving (solely or jointly acts performed in the same fiscal year), a amount exceeding five million reais (R$5,000,000.00), except as provided for in annual budget approved pursuant to item VII above;;

XXIV. dispose, purchase, sale, lease, donate or encumber, whether direct or indirectly, on any account or in any amount, the Company's ownership interest, as well as incorporation of subsidiaries.

XXV. Tender *aval* guarantees, sureties or other guarantees as to the third parties liabilities, including Subsidiaries, except for guarantees tendered in the ordinary course of business;

XXVI. Conduct any business involving the Company and any of the Companies controlled by the Company, or any of its shareholders, whether direct or indirect, or managers, or companies controlled, whether directly or indirectly, by holding companies or its shareholders or managers;

XXVII. Appoint or replace accounting firms;

XXVIII. Approve and amend internal regulation of the Board of Directors; and

XXIX. Change the accounting or tax practices, as well as the policy for distribution of results and/or withholding of Company's profits.

**Sub-Section III**

**Board of Executive Officers**

**Article 20.** The Board of Executive Officers shall be composed of five (5) members to eight (8) members elected and dismissed, at any time, by the Board of Directors, as follows: one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Administrative Officer, one (1) Information Technology Officer, one (1) Investors Relations Officer, all of them elected by a majority of Board of Directors' members, at the General Meetings. The Company's Officers shall be elected for a three (3) year term; reelection is allowed.

**Paragraph 1** – Any Officer may occupy his/her position concurrently with the position of Investors Relations Officer, with due regard for the

applicable regulation and as established by the Board of Directors. The occupation of more than one position in the Board of Executive Officers shall not entitle to double vote in any resolutions of the Board of Executive Officers.

**Paragraph 2** – In the event of temporary impairment or absence, the C.E.O shall be replaced by Officer appointed thereby. Should the position of C.E.O. is vacant, the Chief Financial Officer shall occupy concurrently such position until the first Board of Directors' meeting that shall appoint an alternate to serve until the end of the term of office of the member replaced.

**Paragraph 3** – the other Officers shall be replaced in the event of temporary absence or impairment, by other Officer, to be appointed by the C.E.O. In the event of vacancy, the Chief Executive Officer shall appoint a temporary alternate until such time as the Board of Directors elects a member to serve until the end of the term of office.

**Article 21** – The Officers shall administer and manage the Company's businesses, mainly to:

I. comply and ensure compliance with these Bylaws and the Board of Directors' and Shareholders' General Meeting;

II. prepare and submit to the Board of Directors, on an annual basis, the strategic plan, the annual reviews thereof and the Company's general budget, ensuring the performance thereof;

III. Resolve on the opening, transfer and closing of branches, representatives offices, warehouses, offices and any other establishments of the Company in Brazil;

IV. Submit, on an annual basis, for the Company's review, the Management's Report and the Board of Directors' accounts, together with accounting firm report, as well as proposal for investment of the profits ascertaining in previous year;

V. Represent the Company as partner or shareholder of other associate companies, subsidiaries and affiliate companies, with due regard for the guidelines of the Board of Directors; and

VI. Submit, on a quarterly basis, to the Board of Directors, detailed economic-financial balance sheets of the Company and its subsidiaries.

**Article 22** – In addition to coordinating the Officers and managing the activities relating to the Company's general planning, the Chief Executive Officer shall:

I. call and chair Board of Directors' meetings;
II. keep the Board of Directors' members posted on the Company's activities and the performance of its operations;
III. appoint, for Board of Directors' approval, Officers for each activity sector;
IV. perform other duties attributed by the Board of Directors;
V. establish the Company's basic guidelines;
VI. admit, promote, transfer, pursuant to the positions approved, license, punish and discharge employees, inquiring the Officer in charge of such department;
VII. perform any urgent acts, *ad referendum* of the Board of Directors; and
VIII. other matters to be established by the Board of Directors;

**Article 23** – In addition to the provisions set forth in paragraphs below, the Officers shall support the Chief Executive Officer in managing the Company's Business and performing all activities attributed thereto by the Board of Directors.

**Paragraph 1** – The Investors Relations Officer shall provide information to the investor public, the CVM, the stock exchanges, the over-the-counter markets in which the Company is registered and update the Company's register in BOVESPA, thus complying with legislation and regulation applicable to the publicly-held companies. The Board of Directors may establish the Investors Relations Officer's duties be performed concurrently with the duties performed by any other Officer.

**Paragraph 2** – The Chief Financial Officer shall (i) plan, coordinate, organize, supervise and direct the Company's financial transactions; (ii) propose options for financing and approve the financial conditions of the Company's businesses, (iii) manage the cash and the Company's accounts payable and receivable, (iv)

prepare the budget and submit it for review and approval of the C.E.O and Board of Directors, (v) prepare and follow up on the Company's business, operating and investments plans and (iv) represent the Company before financial institutions, however, with due regard for article 24 below.

**Paragraph 3** – The Administrative Officer shall (i) administer and direct the Company's administrative departments, including human resources; direct the logistic, accounting, legal and tax planning areas and (iii) propose targets for the performance and results of various areas of the Companies and of its subsidiaries and associated companies;

**Paragraph 4** – The TI Officer shall direct and manage the IT department, thus being incumbent upon the establishment of strategy, development and implementation of systems and solutions in accordance with the Company's business, management of networks of data communication, voice and image, in addition to automation of the Company's proceedings.

**Article 24** – As a general rule and with due regard for the subjects matters of subsequent paragraphs, the Company shall be represented by two (2) Officers acting jointly, or even one (1) Officer and one (1) Attorney-in-fact or two (2) attorneys-in-fact, within the limits of the respective powers of attorney, pursuant to Paragraph 4 below.

**Paragraph 1** – The acts requiring prior authorization of the Board of Directors, pursuant to these Bylaws, shall be performed only upon fulfillment of such requirement.

**Paragraph 2** – The Company may be represented only by one (1) Officer or one (1) attorney-in-fact in the following events:

(a) if a singular representation is imposed as a result of act performed, the Company shall be represented by any Officer or attorney-in-fact with special powers; and

(b) in the event of giving or releasing acquaintance for the amounts payable to the Company, issue and trade, including endorse and cash invoices relating to the sales, as well as in the event of the correspondence not creating liabilities for the Company and the performance of acts relating to the Company's administrative routine, including those performed before public agencies, mixed-capital company, Federal Revenue Office, State Revenue Offices, Commercial Registries, Labor Courts, Brazilian Social Security Institute (INSS) and the Brazilian Surveillance Agency (FGTS) and the banks responsible for the collection thereof and other agencies of identical nature and the Brazilian Surveillance Agency.

**Paragraph 3** – The Board of Directors may authorize the performance of acts that may create liabilities for the Company only by one of the members of the Board of Executive Officers or one attorney-in-fact, or even, by adopting criteria for authority restriction and, in certain events, the Company's representation by only one Officer or attorney-in-fact.

**Paragraph 4** – The powers of attorney shall be granted upon fulfillment of the following requirements:

(a) all powers of attorney shall be jointly granted by any two (2) Officers;

(b) if the subject matter thereof is the performance of acts upon prior authorization of the Board of Directors, the power of attorney shall be expressly granted upon obtaining of such authorization that shall be mentioned therein.

**Paragraph 5** – The acts performed in disagreement with the provisions hereof shall not be valid, nor shall create liability for the Company.

## SECTION III

## FISCAL COUNCIL

**Article 25** – The Company's Fiscal Council shall be composed of, with the duties established by law, three (3) to five (5) members and equal number of alternates, residing in Brazil, whether shareholders or not, with due regard for the requirements and impairments established in the Brazilian Corporate Law and elected at the General Meeting for one (1) year term of office; reelection is allowed.

**Paragraph 1** – The Fiscal Council shall be instated on a permanent basis upon call of the shareholder, with due regard for the legal provisions.
**Paragraph 2** – As of the adhesion to the BOVESPA New Market by the Company, the Fiscal Council's members shall be invested in office upon execution of the Consent Instrument of the Fiscal Council's members, as provided for in the New Market Rules. Upon investiture of the Fiscal Council's members, the latter shall promptly communicate the number and characteristics of the securities issued by the Company held directly or indirectly thereby, including the derivatives therefrom.

**Paragraph 3** – The provisions above related to the call notice, procedures and Board of Directors' meetings shall be applied, as applicable, to the Fiscal Council's meetings.

## CHAPTER IV
## DISTRIBUTION OF PROFITS

**Article 26** – The fiscal year shall begin on January 1 and end on December 31.

**Paragraph 1** – At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, with due regard for the relevant legal provisions.

(a) balance sheet;
(b) statements of changes in the shareholders' equity;
(c) profit and loss statement; and

(d) funds source and investment statements.

**Paragraph 2** – The Board of Directors shall present, together with the financial statement for the fiscal year, proposal for investment of the net income to the Ordinary General Meeting, with due regard for the provisions thereof and the Law, and the Board of Directors may propose the creation of profit reserve for investment and development of the Company, containing specific value proposal to the General Meeting.

**Article 27** – The shareholders shall be entitled to receive, in each fiscal year, dividends in the mandatory minimum amount of twenty percent (25%) of the net income, with the following adjustments;

I. addition of amounts resulting from reversal of reserves for contingencies, within the fiscal year, previously created;

II. deduction of amounts intended for legal reserve and reserves for contingencies, in the fiscal year.

III. whenever the mandatory minimum dividend exceeds the portion realized of the net income ascertained for the fiscal year, the Management may propose, and the General Meeting approve, the investment of the exceeding amount for creation of unrealizable revenue reserve (article 197 of the Brazilian Corporate Law).

**Paragraph 1** – The Meeting may establish a profit sharing for the Managers, with due regard for the relevant legal limits. The payment of such profit sharing shall be conducted upon establishment of mandatory dividends for the shareholders. Whenever the half-yearly balance sheet is prepared and if the interim dividends of at least twenty-five percent (25%) over the net income are paid, and calculated pursuant this article, a half-yearly profit sharing may be paid to the Managers, as per Board of Directors' resolution ad referendum of the General Meeting.

**Paragraph 2** – The meeting may resolve on, at any time, distribution of dividends in view of revenue reserve existing or profit accrued in previous fiscal years, then kept as per General Meeting's resolution, after

establishment of the mandatory dividends to the shareholders provided for herein.

**Paragraph 3** – *The Company may prepare half-yearly and interim* balance sheets. The Board of Directors may resolve on the distribution of dividends charged from the profit account ascertained therein. The Board of Directors may, further, state interim dividends from the profit account or revenue account ascertained in such balance sheets or in the last annual balance sheet.

**Paragraph 4** – The Board of Directors may pay or credit interest on net equity, *ad referendum* of the Ordinary General Meeting incumbent upon review of the financial statements relating to the fiscal year in which such interest was paid and credited.

**Article 28** – The General Meeting may resolve on the capitalization of reserves established in half-yearly and interim balance sheets.

## CHAPTER V

## Disposal of Share Control, Deregistering as Publicly-held Company and Delisting from Bovespa's New Market

**Article 29** - The disposal of Company's share control, whether directly or indirectly, by a sole transaction or successive transactions, shall be contracted under the suspensive or resolutory condition that the buyer shall undertake to conduct a Public Offering of Shares to the other shareholders, with due regard for the conditions and terms provided *for in the prevailing legislation and the* New Market Rules, so as to secure a treatment equal to that provided to the controlling seller.

**Article 30** - The public offering of shares set forth in the previous Article shall be further carried out:

I. In the events of onerous assignment of share subscription rights and other titles and rights relating to securities convertible into shares, which may entail the disposal of Company's Control; and

II. In the event of disposal of the control of company holding the Control Power of the Company, and, in such event, the Controlling Seller shall state the price established for the Company in such disposal to the BOVESPA and attach documentation evidencing such transaction.

**Article 31 -** The party holding the Company's shares and that acquires the Control Power under the private share purchase agreement executed with the Controlling shareholder(s), involving any number of shares, shall:

I. carry out the Public Offering of Shares provided for in Article 29 of these Bylaws;

II. refund the shareholders from which it acquired shares in the stock market within the six (06) months prior to the disposal of Company's Control, and pay to such shareholders any difference between the price paid to the seller Controlling shareholder and the amount paid in the stock market by the Company's shares in the same period, duly adjusted according to the Extended Consumer Price Index - IPCA ("IPCA") disclosed by the Brazilian Institute for Geography and Statistics (IBGE) until the actual payment thereof;

**Article 32** – Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of public offering for acquisition of all shares issued by the Company ("OPA"), with due regard for the CVM rule applicable thereto, the BOVESPA regulation and the terms hereof.

**Paragraph 1** – The OPA shall be (i) indistinctly addressed to all Company's shareholders (i) in tender offer held at BOVESPA, (iii) at the price provided fro in paragraph 2 below, and (iv) paid in cash, in Brazilian currency, for the acquisition under the OPA of shares issued by the Company.

**Paragraph 2** – Pursuant to paragraph 11 below, the OPA acquisition price of each share issued by the Company may not be lower than the highest amount between (i) the economic value ascertained in appraisal report; **(ii)** one hundred twenty percent (120%) of the issuance price of shares in any Company's capital stock increase within twenty-four (24) months before the

establishment of mandatory OPA, duly adjusted according to the Amplified Consumer Price Index (IPCA) until the payment thereof; **(iii)** one hundred twenty percent (120%) of the maximum unit quoted price of the shares issued by the Company for the one hundred twenty (120) term before the OPA, calculated according to the trading volume, at the stock exchange with highest trading volume of shares issued by the Company; **(iv)** one hundred twenty (120%) of the highest amount paid by Acquirer Shareholder for the Company's shares, in any kind of trading, within twelve (12) month period before establishment of mandatory OPA, pursuant to this article; and **(v)** appraised value of the Company, ascertained according to the multiple comparison criteria.

**Paragraph 3** – The OPA provided for in the main section hereof shall not exclude the possibility of another Company's shareholders, or, as applicable, the Company, carry out a competing OPA, pursuant to applicable regulation.

**Paragraph 4** – The Acquirer Shareholder shall respond any request or fulfill any CVM requirements, within the term provided for in applicable regulation.

**Paragraph 5** – If the Acquirer Shareholder does not comply with the obligations imposed herein, including the fulfillment of the maximum terms (i) for carrying out or requesting registration of the OPA, or (ii) for responding any request or fulfillment of CVM requirements, the Company's Board of Directors shall call Extraordinary General Meeting, in which the Acquirer Shareholder may not vote to resolve on the suspension of exercise on the part of the Acquirer Shareholders that did not comply with any obligation imposed herein, as provided for in article 120 of Brazilian Corporate Law, without prejudice to any Acquirer Shareholder's liability for damages caused to other shareholders as a result of non-compliance with the obligations imposed herein.

**Paragraph 6** - Any Acquirer Shareholder (as defined in paragraph 10 below) acquiring or that may become holder of other rights, including usufruct or trust, of shares issued by the Company, in a number equal or exceeding fifteen (15%) of all shares issued by the Company shall, within sixty (60) days as of the acquisition thereof or event that triggered the holding of shares in a number equal or exceeding fifteen (15%) percent of all shares issued by the Company, conduct or request registration, as applicable, of a OPA, with due regard for the Article 32.

**Paragraph 7** – The obligations set forth in article 254-A of the Brazilian Corporate Law and article 29, 30 and 31 of these Bylaws shall not exclude the Acquirer Shareholder's obligation to comply with the obligations established herein.

**Paragraph 8** – The provision set forth in this Article shall not be applied if a person becomes holder of shares issued by the Company in a number exceeding fifteen percent (15%) if the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder shall sell the exceeding shares within thirty (30) days as of the relevant event; (ii) merger of another Company by the Company, (iii) merger of shares held by another company by the Company or (iv) subscription of the Company's shares, in a sole primary issuance approved at the Shareholders' General Meeting of the Company, called by its Board of Directors, the proposal of which is the establishment of price for issuance of shares, based on the economic value based on the Company economic-financial appraisal report prepared by specialized institution or company with evidenced experience to appraisal publicly-held companies.

**Paragraph 9** – For purposes of calculation of percentage of fifteen percent (15%) of all shares issued by the Company described in the main section hereof, the involuntary additions of ownership interest resulting from cancellation of treasury shares or reduction in the Company's capital stock upon cancellation of shares shall not be computed

**Paragraph 10** – For the purposes hereof, the capitalized terms below shall have the following meanings:

"Acquirer Shareholder" shall mean person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, worldwide rights or, otherwise, residing, domiciled or headquartered in Brazil or abroad), or group of persons binding upon vote agreement with the Acquirer Shareholder and/or acting representing the Acquirer Shareholders' interest, which may subscribe and/or acquire Company's shares. From among the examples of person acting in the Acquirer Shareholder's interest, any person (i) directly or indirectly controlled or managed by such Acquirer Shareholder, (ii) controlling, under any form, the Acquirer Shareholders, (iii) directly or indirectly controlled or managed by any person controlling or managing, whether directly or indirectly, such Acquirer Shareholder, (iv) in which the controlling shareholder of such Acquirer Shareholders held,

whether directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the capital stock, or (vi) holding, directly or indirectly, an ownership interest equal or exceeding fifteen percent (15%) of the Acquirer Shareholder's capital stock.

**Paragraph 11** – If the CVM rule applicable to the OPA provided herein establishes the adoption of criteria for calculation of unit acquisition price of the Company's shares under the OPA entailing a acquisition price exceeding that established pursuant to Paragraph 2 above, the acquisition price calculated under CVM rule shall prevail for carrying out of the OPA.

**Article 33** – In the public offering for acquisition of shares to be carried out by the controlling shareholder or the Company for deregistering of the company as publicly-held company, the minimum price to be applied shall correspond to the economic value ascertained in appraisal report.

**Article 34** – If the shareholders at the Extraordinary General Meeting resolve on the delisting of the Company from the BOVESPA new market so that the Company's shares be listed for trading at the BOVESPA new market or if, as a result of the corporate restructuring, the Company's shares are not accepted for trading in the BOVESPA new market, the shareholder or group of shareholders holding the Company's control power shall carry out public offering for acquisition of shares, the minimal price thereof shall correspond to the economic value ascertained in appraisal report, with due regard for the legal rules and applicable regulations.

**Article 35** – The appraisal report dealt with in Article 33 and 34 hereof shall be prepared by specialized institution or company, with evidenced experience and independent as to the Company's decision power, its managers and controlling shareholders, and the report shall fulfill the requirements provided for paragraph 1 of article 8 of Brazilian Corporate Law and mention the liability provided for in paragraph 6 of said article.

**Paragraph 1** – The General Meeting shall be solely incumbent upon establishment of the specialized institution or company incumbent upon appraisal of the Company's economic value, by presenting a triple list and the respective resolution shall be taken, without computing the blank votes, by a majority of votes cast by shareholders representing the outstanding shares present thereat, which, if instated at first call, shall be attended by the shareholders representing at least 20% of all outstanding shares, or, if instated at second call, may be attended by any number of shareholders representing Outstanding Shares.

**Paragraph 2** – The costs incurred with the preparation of the appraisal report shall be borne by the offering shareholders.

**Article 36** – A sole public offering for acquisition of shares may be carried out for the purposes provided for in Chapter V hereof, in the New Market Rules or the CVM rule, provided that procedures of all types of public offering for acquisition of shares may be compatible, without prejudice to the addressee of the offering and upon CVM authorization, if required by applicable law.

**Article 37** – The Company and its shareholders incumbent upon the public offering for acquisition of shares provided for herein, the New Market Rules or the CVM rule may secure the carrying out thereof by any shareholder, third party or, as applicable, by the Company. The Company or shareholder, as applicable, shall not disclaim any liability for public offering for acquisition of shares until such time as it is concluded, with due regard for the applicable rules.

**Article 38** – The Company shall register any transfer of shares to the Purchaser of the Control Power, or for those that may hold the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders, as provided for in New Market Rules. The Company shall register the shareholder agreement providing for the exercise of the Control Power only upon execution of the Consent Instrument of the Controlling Shareholders.

**Article 39** – The event not dealt with herein shall be settled at General Meeting and governed pursuant to the Brazilian Corporate Law.

## CHAPTER VI

## ARBITRATION COURT

**Article 40** - The Company, its shareholders, managers and members of the Fiscal Council hereby undertake to settle, by means of arbitration proceeding, any and all doubts and disputes that may occur between them, related to or arising from, mainly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, in Company's Bylaws, the regulations enacted by the National Monetary Council, the Central Bank of Brazil or the CVM and other rules applicable to the capital market in general, as well as other regulations applicable to the transactions conducted in the New Market Listing Rules, the New Market Listing Agreement and the BOVESPA Market Arbitration Panel Rules.

## CHAPTER IX

## WINDING-UP OF THE COMPANY

**Article 41** - The Company shall be wound up in the event provided by law, and the General Meeting shall elect the liquidator(s), as well as the Fiscal Council that shall operate in such period, pursuant to the legal formalities.

## CHAPTER VII

## FINAL AND TEMPORARY PROVISIONS

**Article 42** – The Company shall comply with all shareholders' agreements filed at its headquarters, and the member of the Board of Directors' or General Meeting's presiding board shall not accept vote cast by any shareholder, party of any shareholders' agreement duly filed at the Company's headquarters, contrary to the terms thereof are prohibited and, furthermore, the Company shall not accept or transfer shares and/or dispose and/or assign preemptive right over the subscription of shares and/or other securities not complying with shareholders' agreement.

**Article 43** – The Company shall not grant financing or offer guarantees of any kind to third parties, of any type, involving businesses, other than those related to the corporate interests.

> **Sole Paragraph** – The Company shall not grant financing or offer guarantees of any kind, of any type, to the controlling shareholders.

**Article 44** – The provisions set forth in Article 32 hereof shall not be applied to the current shareholders holding at least fifteen (15%) of the shares issued by the Company and its successors, mainly, the controlling shareholders figuring as parties of Shareholders Agreement of February 15, 2007 and filed at the Company's headquarters, pursuant to article 118 of the Brazilian Corporate Law, thus applying, on a exclusive basis, to the investors acquiring shares and become Company's shareholders upon registration in the CVM and trading of Company's shares at BOVESPA.

**Article 45** – The provision of Chapter V and Article 44 hereof shall come into effect as of the effectiveness of adhesion and Company's listing in the New Market.



MARISA S.A.

PUBLICLY-HELD COMPANY

CORPORATE REGISTRY ID (NIRE) 35.300.334.159
CORPORATE TAXPAYER'S ID (CNPJ/MF) 08.262.343/0001-36

MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON MARCH 19, 2007

**Date, Time and Place:** On March 19, 2007, at 6 p.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Attendance**: Shareholders representing all the Company's capital stock, as per signatures on the Company's Shareholders Attendance Book. **Call:** Call notice was waived, in view of the attendance of shareholders representing all the Company's capital stock. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. **Agenda**: (I) to rectify the Company's capital stock increase, (II) to approve the Company's capital stock increase, (III) to approve the experts retained for the Appraisal Report, as well as to examine the Appraisal Report, (IV) to approve the shares subscription on a disproportional basis and (V) *to approve the adjustment of the amendment to* article 4 of the of the Company's Bylaws, regarding the capital stock, presented. **Resolutions Taken by Unanimous Vote:** (I) to rectify the Minutes of the Extraordinary General Meeting held on March 2, 2006, filed at JUCESP under #92.938/07-3 on March 19, 2007, in view of the rectification of capital occurred at the Minutes of the Extraordinary General Meeting held on January 31, 2007, in which the capital was rectified from R$52,843,886.00 to R$44,634,410.00. Therefore, the capital increased from forty-one million, three hundred and fourteen thousand, four hundred and seventeen reais (R$41,314,417.00) to forty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$44,634,410.00); by means of an increase in the total amount of three million, three hundred and nineteen thousand, nine hundred and ninety-three reais (R$3,319,993.00), by means of the issue of three million, three hundred and nineteen thousand, nine hundred and ninety-three (3,319,993) non-par, registered common shares. The Company's new shares were fully subscribed and paid-up, on this date, pursuant to the terms of the Subscription List attached herein as Exhibit I, as follows: (a) the shareholder Marcio Luiz Goldfarb subscribes seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) new common shares issued by the Company, in the amount of seven hundred and seventy-three thousand, three hundred and thirty-one reais (R$773,331.00), which are paid-up by means of contribution to the Company of seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) quotas issued by **FIX PARTICIPAÇÕES LTDA.**, a limited liability company, headquartered at Alameda Xingu, 1076, sala 02, Alphaville, city of Barueri, state of São Paulo, Corporate Taxpayer's ID (CNPJ) 06.230.052/0001-30, with its charter filed at the Board of Trade of the state of São Paulo, ("JUCESP") under the Corporate Registry ID (NIRE) 35218988019

("FIX"); (b) the shareholder Décio Goldfarb subscribes seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) new common shares issued by the Company, in the amount of seven hundred and seventy-three thousand, three hundred and thirty-one reais (R$773,331.00), which shall be paid-up by means of contribution to the Company of seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) quotas issued by FIX; (c) the shareholder Denise Goldfarb Terpins subscribes seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) new common shares issued by the Company, in the amount of seven hundred and seventy-three thousand, three hundred and thirty-one reais (R$773,331.00), which shall be paid-up by means of contribution to the Company of seven hundred and seventy-three thousand, three hundred and thirty-one (773,331) quotas issued by FIX; and (d) the shareholder Begoldi Comércio, Participação e Administração S.A., closed-capital corporation, headquartered at Rua Solimões, 335/363 – sala 01 – in the city and state of São Paulo, enrolled at JUCESP under Corporate Registry ID (NIRE) 35300339622 as of February 13, 2007 ("Begoldi"), subscribes one million (1,000,000) new common shares issued by the Company, in the amount of one million reais (R$1,000,000.00), fully paid by means of capitalization of the Advance for Future Capital Increase carried out by Begoldi on the Company's behalf on February 2, 2007. All Company's shareholders expressly waived their preemptive right to proportionally subscribe the capital increase approved herein. The payment of new common shares issued by the Company by means of contribution of FIX quotas, as provided for in items (a) to (c) above, is made based on the Appraisal Reports prepared in compliance with the provisions in article 80, paragraph 10 of Law 6,404/76. All shareholders of the Company approved, without reservations, the appointment of the experts retained to prepare said Appraisal Reports, who, attending the General Meeting, provided all the necessary clarifications and ratified the content of the Appraisal Reports, which were then approved, without reservations, by all the Company's shareholders, and shall be filed at the Company's headquarters. In view of the resolutions above, the *caput* of article 4 of the Company's Bylaws shall be amended, and shall take force with the following wording: "***Article 40*** *– The Company's fully subscribed and paid-up capital stock is of forty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$44,634,410.00), divided into forty-four million, six hundred and thirty-four thousand, four hundred and ten (44,634,410) non-par, registered common shares*". Ratify other resolutions. **Closure**: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance and signed by all attending members. **Attendance**: **Presiding Board**: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary; **Shareholders**: Marcio Luiz Goldfarb, Décio Goldfarb; Denise Goldfarb Terpins, represented by her attorney-in-fact, Rodrigo Terpins, Brazilian, married under the separate property ruling, Identity Card (RG) 23.799.999-7 SSP/SP and Individual Taxpayer's Register (CPF/MF) 162.485.728-01 and Begoldi Comércio, Participação e Administração S.A. (by Marcio Luiz Goldfarb and Décio Goldfarb).

São Paulo, March 19, 2007

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Décio Goldfarb**<br>Secretary |
|---|---|

**Shareholders:**

**Marcio Luiz Goldfarb**

**Décio Goldfarb**

**Denise Goldfarb Terpins**
**Represented by Rodrigo Terpins**

**Begoldi Comércio, Participações e Administração S.A.**
By Marcio Luiz Goldfarb and Décio Goldfarb

(Page of signatures of the Minutes of the Extraordinary General Meeting of Marisa S.A., held on March 19, 2007, at 6:00 pm)

**Exhibit I to the 2nd Extraordinary General Meeting of Marisa S.A., held on March 19, 2007.**

## SUBSCRIPTION LIST

As per resolution taken at the Extraordinary General Meeting of Marisa S.A., held on this date, the Company's capital stock increased from thirty-five million, eight hundred and twenty-eight thousand, three hundred ad ninety reais (R$35,828,390.00) to thirty-nine million, one hundred and forty-eight thousand, three hundred and eighty-three reais (R$39,148,383.00); an increase therefore, in the total amount of three million, three hundred and nineteen thousand, nine hundred and ninety-three reais (R$3,319,993.00), by means of the issue of three million, three hundred and nineteen thousand, nine hundred and ninety-three (3,319,993) non-par, registered common shares, which were fully subscribed and paid-up, as follows:

| Name, Qualification and Domicile | Amount of shares | Subscription Amount (in Reais) | Paid-up amount (in Reais) |
|---|---|---|---|
| **MARCIO LUIZ GOLDFARB**, Brazilian, married, businessman, Identity Card (RG) 5.614.574-3 SSP/SP, Individual Taxpayer's Register (CPF/MF) 537.262.198-20, resident and domiciled in the city and state of São Paulo, with office at Rua James Holland, 422. | 773,331 | R$ 773,331 | R$773,331.00 by means of contribution to the Company of [773,331] quotas issued by FIX Participações Ltda. |
| **DÉCIO GOLDFARB**, Brazilian, married, businessman, Identity Card (RG) 8.377.286-8 SSP/SP, Individual Taxpayer's Register (CPF/MF) 861.657.988-53, resident and domiciled in the city and state of São Paulo, with office at Rua James Holland, 422. | 773,331 | R$ 773,331 | R$773,331.00 by means of contribution to the Company of [773,331] quotas issued by FIX Participações Ltda. |
| **DENISE GOLDFARB TERPINS**, Brazilian, married, businesswoman, Identity Card (RG) 4.678.111 SSP/SP, Individual Taxpayer's Register (CPF/MF) 304.140.678-00, resident and domiciled in the city and state of São Paulo, with office at Rua James Holland, 422. | 773,331 | R$ 773,331 | R$773,331.00 by means of contribution to the Company of [773,331] quotas issued by FIX Participações Ltda. |
| **Begoldi Comércio, Participação e Administração S.A.**, corporation headquartered | 1,000,000 | R$1,000,000 | R$1,000,000, by |

| | | | |
|---|---|---|---|
| at Rua Solimões, 335/363, sala 01, in the city and state of São Paulo, Corporate Taxpayer's ID (CNPJ/MF) 43.036.540/0001-38, hereby represented by its Executive Officers, Mr. Marcio Luiz Goldfarb and Mr. Décio Goldfarb. | | | means of capitalization of Advance for Future Capital Increase made on the Company's behalf on February 2, 2007 |
| TOTAL | 3,319,993 | R$3,319,993.00 | R$3,319,993.00 |

São Paulo, March 19, 2007

Presiding Board:

**Marcio Luiz Goldfarb**
Chairman

**Décio Goldfarb**
Secretary

Subscribing Shareholders:

**Marcio Luiz Goldfarb**

**Décio Goldfarb**

**Denise Goldfarb Terpins**
**Represented by Rodrigo Terpins**

**Begoldi Comércio, Participações e Administração S.A.**
By Marcio Luiz Goldfarb and Décio Goldfarb

(Continuation of the Page of Signatures of the Subscription List, an integral part of Exhibit I to the Minutes of the Extraordinary General Meeting of Marisa S.A., held on March 19, 2007, at 6:00 pm)

## MARISA S.A.

**CORPORATE TAXPAYERS' ID (CNPJ/MF) 08.262.343/0001-36**
**CORPORATE REGISTRY ID (NIRE) 35.300.334.159**

## MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 31, 2007

**Date, Time and Place: On January 31, 2007, at 10:00 am**, at the Company's headquarters located at Rua James Holland, 422, Barra Funda, in the city of São Paulo, state of São Paulo. **Attendance**: The totality of the Company's shareholders. **Call:** Call was waived, in view of attendance of shareholders representing all the Company's capital stock. **Presiding Board**: Chairman: Marcio Luiz Goldfarb, Secretary: Décio Goldfarb. **Agenda**: (I) to rectify the Company's capital stock increase, due to realization of equity interest; (II) to analyze and rectify the appraisal report related to the equity interests offered in payment of capital stock; (III) to approve the amendment to article 4 of capital stock of the Company's Bylaws; (IV) other matters of the Company's interest. **Resolutions taken by unanimous vote:** (I) To rectify the Minutes of the Extraordinary General Meeting held on December 31, 2006 filed at JUCESP under #42.419/07-4 on January 31, 2007, to include that the capital stock increased from thirty-thousand reais (R$30,000.00) to forty-one million, three hundred and fourteen thousand, four hundred and seventeen reais (R$41,314,417.00) and not to R$52,843,886.00, an increase, therefore, of forty-one million, two hundred and eighty-four thousand, four hundred and seventeen reais (R$41,284,417.00), with the issue of forty-one million, two hundred and eighty-four thousand, four hundred and seventeen (41,284,417) registered common shares, fully subscribed by the partner **BEGOLDI COMÉRCIO PARTICIPAÇÃO E ADMINISTRAÇÃO LTDA**, a company headquartered in the city and state of São Paulo, at Rua James Holland, 422/432, Corporate Taxpayer's ID (CNPJ/MF) 43.036.540/0001-38, with its charter duly filed at the Board of Trade of the state of São Paulo, on September 28, 1983, under Corporate Registry ID (NIRE) 35.202.562.467; hereby represented, pursuant to its charter, by its partners Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, represented by its attorney-in-fact, Rodrigo Terpins, as per subscription list attached hereto; (II) to analyze the rectified report; (III) to analyze the capital increase, as well as the shares derived therefrom are paid-up herein by the subscribing shareholder by means of transfer to the Company, by means of conveyance of the following equity interests: a) one million, one hundred and twenty-six thousand, one hundred and five (1,126,105) capital quotas and not 1,126,111, of **MARISA LOJAS VAREJISTAS LTDA.**, Corporate Taxpayer's ID (CNPJ/MF) 61.189.288/0001-89 with its charter filed at JUCESP under Corporate Registry ID (NIRE) 35.201.159.081, for the amount of thirty-four million, one hundred and ninety-four thousand, six hundred and thirty-nine reais (R$34,194,639.00); b) five hundred and sixty-five thousand, two hundred and ninety-three (565,293) capital quotas of **DUE MILLE PARTICIPAÇÕES LTDA.**, Corporate Taxpayer's ID (CNPJ/MF) 03.633.549/0001-01 with its charter filed at JUCESP under Corporate Registry ID (NIRE) 35.216.115.964, for the amount of five million, nine hundred and fifty-nine thousand, nine hundred and sixty-three reais (R$5,959,963.00); c) fifty million, three hundred thousand, nine hundred and eighty-seven (50,300,987) capital quotas and not 27,788,276 quotas of **FIX PARTICIPAÇÕES LTDA.**, Corporate Taxpayer's ID (CNPJ/MF) 06.230.052/0001-30 with its charter filed at JUCESP under Corporate Registry ID (NIRE) 35.218.988.019, for the amount of one million, one hundred and twenty-nine thousand, eight hundred and fifteen reais (R$1,129,815.00), the sum of

which corresponds to the subscribed capital amount; (III) to approve the appraisal report attached hereto, which attests the value of the stakes offered in the capital stock realization; (IV) in view of the provisions in previous items, as of this date, the equity interests mentioned above now are fully owned by the Company; (V) to approve, in view of the above resolutions, the amendment to article 4 of the Bylaws, which shall take force with the following wording: "Article 4. The capital stock is forty-one million, three hundred and fourteen thousand, four hundred and seventeen reais (R$41,314,417.00), divided into forty-one million, three hundred and fourteen thousand, four hundred and seventeen (41,314,417) non-par, registered common shares." Ratify other resolutions. **Closure, Drawing-Up, Approval and Signature of the Minutes.** Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance and signed. Shareholders: Marcio Luiz Goldfarb, Décio Goldfarb; Denise Goldfarb Terpins, represented herein by her attorney-in-fact, **Rodrigo Terpins**, Brazilian, married under the separate property ruling, Identity Card (RG) 3.069.172 SSP/SP and Individual Taxpayer's Register (CPF/MF) 223.158.458-15, Begoldi Comércio, Participação e Administração S.A. represented by Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, represented herein by her attorney-in-fact, Rodrigo Terpins, already qualified. This is a free English translation of the original instrument drawn up in the Company's records.

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Décio Goldfarb**<br>Secretary |
| --- | --- |

## SUBSCRIPTION LIST

Subscription of forty-one million, two hundred and eighty-four thousand, four hundred and seventeen (41,284,417) registered common shares of the capital stock of Marisa S.A., with issue price of forty-one million, two hundred and eighty-four thousand, four hundred and seventeen reais (R$41,284,417.00) approved at the Extraordinary General Meeting, held on December 31, 2006 and duly rectified and ratified on January 31, 2007.

| Shareholder | Amount of shares | Amount | Payment Method |
|---|---|---|---|
| **BEGOLDI COMÉRCIO, PARTICIPAÇÃO E ADMINISTRAÇÃO S.A.**, a company headquartered in the city and state of São Paulo, at Rua James Holland, 422/432 – sala 33, Corporate Taxpayer's ID (CNPJ/MF) 43.036.540/0001-38, with its charter duly filed at the Board of Trade of the state of São Paulo on September 28, 1983, under Corporate Registry ID (NIRE) 35.202.562.467 | | | Equity interests (Capital Quotas) |
| TOTAL | 41,284,417 | 41,284,417.00 | |

São Paulo, January 31, 2007

Subscribing Shareholders:

**Begoldi Comércio, Participações e Administração S.A.**

**Marcio Luiz Goldfarb** **Décio Goldfarb** **Denise Goldfarb Terpins by Rodrigo Terpins**

**Marcio Luiz Goldfarb**
Chairman

**Décio Goldfarb**
Secretary


RECEIVED

**MARISA S.A.**

**Corporate Taxpayer's ID (CNPJ/MF) no. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**Publicly-held Company**

**Minutes of the Board of Directors Meeting**
**held on December 4, 2007**

**DATE, TIME AND PLACE**: December 4, 2007, at 10:00 am, at the Company's headquarters, at Rua James Holland, n° 422, in the City of São Paulo, State of São Paulo. **CALL AND ATTENDANCES**: Call was waived in view of the attendance of all the members of the Company's Board of Directors. **PRESIDING BOARD**: Mr. Marcio Luiz Goldfarb - Chairman and Mr. Cláudio Escribano - Secretary. **AGENDA: (i)** Creation and instatement of the Audit Committee; **(ii)** discussion of the provisions of the Internal Regulation of the Audit Committee; **(iii)** election of the members of the Audit Committee. **RESOLUTIONS**: The member of the Board of Directors analyzed the items of the agenda and resolved, by unanimous vote: **(i)** to create and instate an Audit Committee, pursuant to paragraphs 6 and 7 of article 16 of the Company's Bylaws, with the purpose to assist and advise the Board of Directors in relation to the matters provided for in the Internal Regulation of the Committee, to be analyzed and approved by the Board of Directors. The Audit Committee will be composed of, at most, three (3) members, with term of office coincident with the term of office of the members of the Company's Board of Directors. One of them will be the Coordinator of the Committee. The Audit Committee will be mainly formed by members of the Board of Directors, except, however, that a third independent member may be invited to hold the position of the member of the Audit Committee, with no voting right. Specialized technicians may be invited to participate in the meetings, however with no voting right; **(ii)** the text of the Internal Regulation of the Audit Committee will be proposed by its members and its approval will occur in the next meeting of the Board of Directors; **(iii)** to elect for the Audit Committee, with term of office until the Annual General Meeting which approves the accounts of the fiscal year of 2008, the following members of the Company's Board of Directors: (a) **Celso Clemente**

**Giacometti,** Coordinator of the Audit Committee, and (b) **Décio Goldfarb**, elected to the Board of Directors on 3.20.2007; and (c) **Luiz Fernando Furlan**, elected to the Board of Directors on 7.31.2007. **CLOSURE**: There being no further business to discuss, the meeting was adjourned, drawing up these minutes, which were read, found in compliance, approved and signed by all attendees. **Signatures:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Cláudio Escribano – Secretary. Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original instrument drawn up in the company's records.

São Paulo, December 4, 2007.

______________________________

**Cláudio Escribano**

Secretary

**MARISA S.A.**

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Company Registry (NIRE) 35.300.334.159**

**Publicly Held Company**

**Minutes of the Board of Directors Meeting**
**held on November 12, 2007**

**Date, time and place:** November 12, 2007, at 9:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city and state of São Paulo. **Call and Attendance:** Call notice was waived in view of the attendance of all the members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Cláudio Escribano. **Agenda: (i)** to acknowledge the Company's operational results for the 3rd (third) quarter of 2007; **(ii)** to ratify the guarantee provided by the Company to the subsidiary Marisa Lojas Varejistas Ltda., a private limited company headquartered at Rua James Holland, nº 422/432 in the city and state of São Paulo, inscribed in the corporate roll of taxpayers (CNPJ) under number 61.189.288/0001-89 ("Marisa Lojas") through a Private Addendum to the Agreement of Loan through Transfer of Funds in Foreign Currency and Swap Contract and the execution of the respective addenda signed by Marisa Lojas and Unibanco – União de Bancos Brasileiros S.A., on October 5, 2007; **(iii)** to ratify the guarantee provided by the Company to Marisa Lojas in the Compror Contract (short-term debt) signed between Marisa Lojas and Unibanco – União de Bancos Brasileiros S.A. on October 22, 2007; **(iv)** to authorize the Company to provide guarantee to the subsidiary Marisa Lojas in future operations through Compror Contract with Banco Safra S.A. **Resolutions Taken by Unanimous Vote: (i)** After acknowledging, examining and discussing, the members of the Board of Directors approved the Company's results for the 3rd (third) quarter of 2007; **(ii)** ratification of the guarantee provided by the Company to Marisa Lojas through a Private Addendum to the Agreement of Loan through Transfer of Funds in Foreign Currency and Swap Contract and the execution of the respective addenda signed by Marisa Lojas and Unibanco – União de Bancos Brasileiros S.A. on October 5, 2007: **(a)** Loan Agreement no. 001.409786-1 for Loan through the Transfer of Funds in Foreign Currency, and Swap Contract no. 07J02190, in the amount of R$ 2,121,507.48 (two million, one hundred and twenty-one thousand, five-hundred and seven reais and forty-eight centavos); **(b)** Loan Agreement no. 001.406630-4 for Loan through the Transfer of

Funds in Foreign Currency, and Swap Contract no. 07J02192, in the amount of R$ 2,545,702.71 (two million, five hundred and forty-five thousand, seven hundred and two reais and seventy-one centavos); **(c)** Loan Agreement no. 001.413535-6 for Loan through the Transfer of Funds in Foreign Currency, and Swap Contract no. 07J01936, in the amount of R$ 4,269,568.48 (four million, two hundred and sixty-nine thousand, five hundred and sixty-eight reais and forty-eight centavos); **(d)** Loan Agreement no. 001.413298-1 for Loan through the Transfer of Funds in Foreign Currency, and Swap Contract no. 07J01942, in the amount of R$ 1,192,582.93 (one million, one hundred and ninety-two thousand, five hundred and eighty-two reais and ninety-three centavos); and **(e)** Loan Agreement no. 001.422808-6 for Loan through the Transfer of Funds in Foreign Currency, and Swap Contract no. 07J02189, in the amount of R$ 1,828,400.00 (one million, eight hundred and twenty-eight thousand and four hundred reais); and **(iii)** ratification of guarantee provided by the Company to Marisa Lojas in the Compror Contract no. 0398.104293-4, signed between Marisa Lojas and Unibanco – União de Bancos Brasileiros S.A. on October 22, 2007 in the amount of R$16,000,000.00 (sixteen million reais); and **(iv)** authorize the Company to provide guarantee to the subsidiary Marisa Lojas in future operations through Compror Contracts with Banco Safra S.A. **Closure:** Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance and signed by all the members present. **Signatures:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Cláudio Escribano – Secretary. Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a true copy of the original minutes drawn up in the Company's records.

São Paulo, November 12, 2007.

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Cláudio Escribano**<br>Secretary |
|---|---|


RECEIVED

**MARISA S.A.**

**Corporate Taxypayers' ID (CNPJ/MF) No. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) No. 35.300.334.159**

**Publicly-held Company**

**Minutes of the Board of Directors' Meeting**
**held on October 24, 2007**

**Date, Time and Place:** On October 24, 2007, at 08:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Call Notice**: Call notice was waived in view of attendance of all members of the Board of Directors. **Attendance**: All members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Cláudio Escribano. **Agenda:** Ratification of the Company's capital increase within the limit of authorized capital, as approved at the Company's Board of Directors meetings held on October 3 and 18, 2007. **Resolutions:** The increase in the Company's capital stock was approved, by unanimous vote, within the limit of authorized capital, at the Company's Board of Directors meeting held on October 03 and 18, 2007, in view of subscription and payment of forty-four million (44,000,000) common shares issued by the Company, within the scope of public distribution of the Company's shares, at the subscription price of ten *reais* (R$10.00) each, representing one hundred percent (100%) of all common shares issued by the Company's Board of Directors held on October 18, 2007, except for the preemptive right held by the Company's current shareholders over the subscription of Common Shares, pursuant to article 172, item I of Law No. 6,404 of December 15, 1976 and subsequent amendments thereto and in accordance with the Company's Bylaws. Accordingly, the Company's capital stock increased by four hundred forty million reais (R$440,000,000.00), thus changing from forty-four million six hundred thirty-four thousand four hundred ten *reais* (R$44,634,410.00) to four hundred eighty-four million six hundred thirty-four thousand and four hundred ten *reais* (R$484,634,410.00), represented by one hundred seventy-seven million nine hundred three thousand and two hundred thirty (177,903,230) non-par registered book-entry shares. The Company's Board of Directors shall ensure that amendment to article 5 of Company's Bylaws be submitted for General Meeting resolution and approval, so as to amend wording mentioning its capital stock. **Closure:** Nothing else to be discussed, the meeting was adjourned for drawing up of these minutes, which were read, found in compliance and

signed by those attending the meeting. **Attendance:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Cláudio Escribano – Secretary. Board of Directors' members: Marcio Luiz Goldfarb, Celso Clemente Giacometti, Décio Goldfarb, Denise Goldfarb Terpins and Luiz Fernando Furlan.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, October 24, 2007.

**Presiding Board:**

| ______________________ | ______________________ |
|---|---|
| **Marcio Luiz Goldfarb** | **Cláudio Escribano** |
| Chairman | Secretary |

**MARISA S.A.**

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Company Registry (NIRE) 35.300.334.159**

**Publicly Held Company**

**Minutes of the Board of Directors Meeting**
**held on October 19, 2007**

**Date, Time and Place:** On October 19, 2007, at 09:00 a.m., at the Company's headquarters located at Rua James Holland, n° 422, in the city and state of São Paulo.

**Call and attendance:** Call notice was waived in view of the attendance of all the members of the Company's Board of Directors.

**Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Cláudio Escribano.

**Agenda:** To resolve on the placement of common shares issued by the Company, as approved at the Company's Board of Directors Meeting held on October 3 and 18, 2007.

**Resolutions:** The attending members unanimously approved the placement of 44,000,000 (forty-four million) common shares issued by the Company through public subscription, pursuant to the Company's capital increase approved at the Board of Directors Meeting held on October 3 and 18, 2007, intended for the public offering of the Company's common shares.

**Closure**: There being no further business to transact, the meeting was adjourned for the drawing up of these minutes. Following that, these minutes were read and approved by all the members present.

São Paulo, October 19, 2007.

Presiding Board:

| ______________________ | ______________________ |
| --- | --- |
| **Marcio Luiz Goldfarb**<br>Chairman | **Cláudio Escribano**<br>Secretary |

Members of the Board of Directors:

| ______________________ | ______________________ |
| --- | --- |
| **Marcio Luiz Goldfarb** | **Décio Goldfarb** |
| ______________________ | ______________________ |
| **Denise Goldfarb Terpins** | **Celso Clemente Giacometti** |

______________________

**Luiz Fernando Furlan**


RECEIVED

**MARISA S.A.**

**Corporate Registry ID (NIRE) No. 35.300.334.159**
**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**

**Publicly-held Company**

**Minutes of the Board of Directors' Meeting**
**held on October 18, 2007**

**Date, Time and Place:** On October 18, 2007, at 6:00 p.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Call and Attendance**: Call notice was waived in view of the attendance of all members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Cláudio Escribano. **Agenda:** To resolve on the following matters: **(i)** the definition of the issue price of non-par, book-entry, registered common shares, purpose of the capital increase authorized at the Company's Board of Directors' Meeting held on October 3, 2007 ("Common Shares"), and respective justification; **(ii)** approval of the amount of Common Shares within the scope of the primary public distribution, to be held in Brazil ("Brazilian Offering"), including efforts of placement of the Common Shares abroad ("International Offering" and, jointly with the Brazilian Offering, "Global Offering"); **(iii)** approval of the Company's capital stock increase; **(iv)** the subscription form and payment method of the Common Shares; **(v)** the procedure to be adopted in the public offering to be held in Brazil with sale efforts of the Common Shares abroad, as well as the treatment that will be given to those interested in subscribing or acquiring the Common Shares purpose of the Brazilian Offering and of the International Offering; **(vi)** the exclusion of the preemptive right of the Company's current shareholders in the Common Shares subscription; **(vii)** the approval of the Final Prospectus related to the Brazilian Offering and of the Offering Memorandum related to the International Offering; **(viii)** the authorization for the Board of Executive Officers to carry out all and any acts necessary to the attainment of the Brazilian Offering and of the International Offering; and **(ix)** ratification of all other acts already carried out by the Company's Board of Executive Officers aiming to perform the Global Offering. **Resolutions taken by unanimous vote:** The following resolutions were taken by

unanimous vote and without restrictions or reservations: **(i)** the shares issue price was established at ten reais (R$10.00) per Common Share. The issue price of the Common Shares was established after (a) the effective reservation requests were placed by non-institutional investors during the Reservation Period (as defined below); and (b) the Bookbuilding procedure (as defined below) carried out by Banco de Investimentos Credit Suisse (Brasil) S.A. and by Banco UBS Pactual S.A. ("Coordinators of the Brazilian Offering"), within the scope of the offering, was concluded, in compliance with the provisions in article 170, paragraph 1, item III of Law 6,404, as of December 15, 1976 and further amendments ("Brazilian Corporation Law"), based on (A) the price of the Company's Common Shares on the São Paulo Stock Exchange ("BOVESPA"); and (B) the indications of interest, in view of the demand quality (per volume and price), gathered from Institutional Investors. The indication of interest of institutional investors in subscribing or acquiring the Common Shares issued by the Company was taken into account in the definition of the issue price of the Common Shares. Pursuant to article 170, paragraph 7 of the Brazilian Corporation Law, Board Members approved, by unanimous vote, that the choice of the criterion of market price for the Common Shares issued by the Company for the determination of the price of the Common Shares to be issued is duly justified, since the Common Shares will be placed through a primary public offering, in which the market value of the Common Shares to be issued/sold is determined by means of the procedure of collection of investment intentions ("Bookbuilding"), which reflects the amounts by which investors present their intentions to purchase Common Shares within the scope of the Offering, being, therefore, the most appropriate criterion to determine the fair price of the Common Shares to be issued by the Company; **(ii)** approval of the issue and primary public distribution of forty-four million (44,000,000) Common Shares to be issued by the Company ("Primary Distribution" or "Global Offering"); **(iii)** approval of the Company's capital stock increase, from forty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$44,634,410.00) to four hundred and eighty-four million, six hundred and thirty-four thousand, four hundred and ten reais (R$484,634,410.00), an increase, therefore of four hundred and forty million reais (R$440,000,000.00), upon the issue for public subscription of forty-four million (44,000,000) Common Shares, with exclusion of the preemptive right of the Company's current shareholders in the subscription, in compliance with the provisions of article 172, item I, of the Brazilian Corporation Law, and pursuant to the Company's Bylaws; **(iv)** approval of the payment form of the

Common Shares, which shall be performed in cash, upon the subscription, in domestic currency; **(v)** approval of the Offering to be held upon public distribution of Common Shares in Brazil, to be coordinated by Banco de Investimentos Credit Suisse (Brasil) S.A. and by Banco UBS Pactual S.A., in compliance with the provisions in CVM Rule 400, as of December 29, 2003. ("CVM Rule 400"), in the non-organized over-the-counter market, under the procedure described in the Notice to the Market disclosed on October 3, 2007, pursuant to the provisions in article 33, paragraph 3, of CVM Rule 400, including efforts of placement of the Common Shares abroad, to be acquired by qualified institutional investors, resident and domiciled in the United States of America, defined pursuant to the provisions in Rule 144A of the Securities Act, and by investors in other countries (except for the United States of America and Brazil), based on Rule S of the Securities Act, who invest in Brazil pursuant to the investment mechanisms of Resolution no. 2,689 as of January 26, 2000 and further amendments, issued by the Brazilian Monetary Council, and CVM Rule 325, as of January 27, 2000 and further amendments, efforts which shall be made by Credit Suisse Securities (USA) LLC and UBS Securities LLC. No registry will be made at the Securities and Exchange Commission of the United States of America, nor in any agency any regulatory body in the capital markets of other countries, except for Brazil, with the CVM. Within the scope of the Global Offering, A 7 business-day term was granted to non-institutional investors, between October 10 and 17, 2007, including October 17, 2007 ("Reservation Period"), in accordance with the provisions in the abovementioned Notice to the Market, to file the reservation requests of subscription/acquisition of Common Shares, in the conditions described in said Notice to the Market. Common shares issued by the Company that have not been purpose of reservation request of subscription/acquisition during the Reservation Period shall be allocated to public placement to institutional investors, by the financial institutions coordinating the Offering; **(vi)** approval of the exclusion of the preemptive right of the Company's current shareholders in the subscription of Common Shares, in compliance with the provisions in article 172, item I of the Brazilian Corporation Law, and the provisions in the Company's Bylaws; **(vii)** approval of the Final Prospectus to be used in Brazil and the Offering Circular to be used abroad; **(viii)** authorization to the Company's Board of Executive Officers to carry out all other acts necessary for the attainment of the Global Offering, as well as to sign all and any agreements and documents necessary to do so, including, but not limited to, the Private Instrument of Agreement of Primary Public Distribution of Common Shares Issued by

Marisa S.A., the Private Instrument of Price Stabilization Services of Common Shares Issued by Marisa S.A., the Service Agreement of the Brazilian Clearing and Depositary Corporation – CBLC, and the Placement Facilitation and Purchase Agreement; and **(ix)** ratification of all other acts already carried out by the Company's Board of Executive Officers aiming to perform the Brazilian Offering and the International Offering. **Closure:** Nothing else to be discussed, the meeting was adjourned for the drawing up of these minutes. After reopening the meeting, the present minutes were read, found in compliance and signed by those attending the meeting. **Attendances:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Cláudio Escribano – Secretary. Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, October 18, 2007.

**Cláudio Escribano**
Secretary

**MARISA S.A.**

**Publicly-held company**

**Corporate Registry ID (NIRE) no. 38.300.334.159**
**Corporate Taxpayer's ID (CNPJ) no. 08.282.343/0001-36**

**MINUTE TO THE BOARD OF DIRECTORS MEETING**
**HELD ON OCTOBER 3, 2007**

**Date, time and place:** October 3, 2007, at 10 am at the Company's headquarters located at Rua James Holland, n° 422, in the city and state of São Paulo.

**Call Notice and Attendance:** The call notice was waived in view of the attendance of all the members of the Company's Board of Directors.

**Presiding Board:** Chairman: Marcio Luiz Goldfarb; Secretary: Cláudio Escribano.

**Agenda:** To deliberate about the following matters:

(a) amendment to item (a) of the deliberations approved at the minutes to the Company's Board of Directors Meeting held on October 2, 2007, duly filed at the Trade Board of the State of São Paulo ("JUCESP") on October 3, 2007, under number 1393885/07-0 ("Minutes to the BDM held on October 2, 2007");

(b) confirmation of all the other deliberations recorded in the Minutes to the BDM held on October 2, 2007;

(c) amendment to item (1) of the deliberations approved at the minutes to the Company's Board of Directors Meeting held on October 1, 2007 duly filed at the Trade Board of the State of São Paulo ("JUCESP") on the same date, under number 1390532/07-0 ("Minutes to the BDM held on October 1, 2007");

(d) amendment to item (II) of the deliberations approved in the Minutes to the BDM held on October 1, 2007;

(e) confirmation and consolidation of the deliberations approved in the Minutes to the BDM held on October 1, 2007;

**Resolutions taken by unanimous vote:** The following resolutions were taken by unanimous vote of the attending members without exceptions or reservations:

(a) amendment to item (a) of the deliberations approved in the Minutes to the BDM held on October 2, 2007, including that the public offer for the primary distribution of shares issued by the Company ("Offer") shall be 44,000,000(forty-four million) non-par, registered, book-entry common shares, free and clear from any burden or encumbrance, and that the total initial number of shares of

the Offer may be, at the discretion of the Company and of shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins ("Selling Shareholders"), increased by 8,800,000(eight million and eight hundred thousand) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance, corresponding to the limit of 20% (twenty percent) of the total number of shares of the Offer, pursuant to article 14, paragraph 2 of the CVM Rule no. 400 ("Common Shares"), of which 7,740,000 (seven million, seven hundred forty thousand) shares owned by the Selling Shareholders ad 1,060,000 (one million sixty thousand) new common shares issued by the Company;

(b) confirmation of all the other deliberations recorded in the Minutes to the BDM held on October 2, 2007;

(c) amendment to item (I) of the deliberations approved in the Minutes to the BDM held on October 1, 2007, including that the Offer, as amended in item (a) above, may also be increased by a greenshoe option of up to 6,600,000(six million and six hundred thousand) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance, corresponding to the limit of 15% (fifteen percent) of the total number of shares of the Offer, pursuant to article 24, paragraph 2 of the CVM Rule no. 480 ("Common Shares"), which shall be intended to supplying an eventual higher demand than expected in the course of the Offer ("Greenshoe Option");

(d) amendment to item (II) of the resolutions included in the Minutes to the BDM held on October 1, 2007 including that the authorization to increase the Company's capital stock within the authorized capital limits, with the exclusion of the preemptive right of current shareholders of the Company pursuant to article 172 of Law no. 6,404/76, shall be performed upon the issuance for public subscription of a limit of 45,060,000 (forty-five million, sixty thousand) non-par, book-entry, registered common shares, of which 44,000,000 (forty-four million) are shares contemplated by the Offer and 1,060,000 (one million, sixty thousand) of the Greenshoe Option; and

(e) confirmation and consolidation of the agenda and deliberations approved in the Minutes to the BDM held on October 1, 2007, which shall come into effect with the following wording:

(1) **"Agenda:** *To deliberate about the following matters:*

*(I) approval of the conduction of a public offer for the primary distribution of 44,000,000 (forty-four million) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance ("Offer"), which may also be increased by Additional Shares (as defined below) or a Greenshoe Option (as defined below), to be held in Brazil, in an non-organized over-the-counter market, pursuant to the Rules issued by the Brazilian Securities and Exchange Commission ("CVM") no.* 400, of December 29, 2003 ("CVM Rule no 400"), including placement efforts aboard;

(II) authorization to increase the Company's capital stock within the authorized capital limits, upon the issuance of non-par, registered, book-entry common shares, in addition to defining the rights that these shares will entitles their holders and the forms of payment;

(III) authorization for the Company's Board of Executive Officers to take all the measures and perform all the necessary or convenient acts for the conduction of the Offer, in addition to the confirmation of all the other acts performed by the Board of Executive Officers with the purpose of carrying out the Offer; and

(IV) approval of the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the Public Offer, and

(2) "**Resolutions taken by unanimous vote:** *The following resolutions were taken by unanimous vote of the attending members without exceptions or reservations:*

(I) approval of the conduction of a public offer for the primary distribution of 44,000,000 (forty-four million) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance, which may be, at the discretion of the Company or shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins ("Selling Shareholders"), increased by 9,800,00(eight million and eight hundred thousand) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance, corresponding to the limit of 20% (twenty percent) of the total number of shares of the Offer, pursuant to article 14, paragraph 2 of the CVM Rule no. 400 ("Common Shares"), of which 2,740.000 (two million, seven hundred forty thousand) shares owned by the Selling Shareholders ad 1,060,000 (one million sixty thousand) new common shares issued by the Company. The Offer may also be increased by a greenshoe option of 6,600,000 (six million and six hundred thousand) non-par, registered, book-entry common shares issued by the Company, free and clear from any burden or encumbrance, corresponding to the limit of 15% (fifteen percent) of the total number of shares of the Offer, pursuant to article 24 of the CVM Rule no. 400, which shall be intended to supplying an eventual higher demand than expected in the course of the Offer ("Greenshoe Option"). This Offer shall be performed in Brazil, in a non-organized over-the-counter market, pursuant to CVM Rule no. 400, under the coordination of the Banco de Investimentos Credit Suisse (Brazil) S.A. and Banco Pactual S.A., Jointly ("Offer Coordinators") with the participation of specific financial entities hired by them, and placement effort abroad of the shares to be conducted by Credit Suisse Securities (USA) LLC and UBS Securities LLC in the United States of America for qualified institutional buyers, as per Rule no. 144A of the Securities Act of 1993, and subsequent amendments ("Securities Acts"), and in other countries (excepting the USA and Brazil), in compliance with the Regulation S of the Securities Act, in both cases in operations exempted from registration, pursuant to the applicable legislation in the countries where each foreign investor resides, that invest in Brazil in accordance with the investment mechanisms set forth in the Brazilian Monetary Council Resolution no. 2,689, of January 26, 2000 and subsequent amendments ("Resolution 2,689") and CVM Rule no. 825, of

January 27, 2000 and subsequent amendments ("CVM Rule 325");

(II) authorization to increase the Company's capital stock within the authorized capital limits with the exclusion of the preemptive right of current shareholders f the Company pursuant to article 172 of Law no. 6,404/76, upon the issuance for public subscription of up to 45,060,000 (forty-five million, sixty thousand) non-par, registered, book-entry common shares, of which 44,000,000 (forty-four million) are shares contemplated by the Offer and by 1,060,000 (one million, sixty thousand) are the Greenshoe Option, and these shares shall be entitled the same rights granted by the other common shares issued by the Company, pursuant to the provision of the Bylaws and applicable legislation, ensuring their holders profit sharing and all other benefits that may ne declared by the Company as of the date the Offer is settled ("Settlement Date"). Shares are expected to be paid up in cash, in current domestic currency on the Settlement Date, which may be extended observing the six-month limits established in article 18 of the CVM Rule no. 400. Share number and issue price, in addition to their justification, shall be determined afterwards by the Board of Directors at meeting to be held following the bookbuilding process with qualified institutional buyers, to be performed by the Offer Coordinators and upon the verification of excess demand;

(III) the Board of Executive Officers is now authorized to take all the necessary or convenient measures and acts for the conduction of the Offer. Thus, it shall be incumbent upon the Board of Executive Officers to:

(a) perform all the necessary acts for the acquisition of the Offer registration with the Brazilian Securities and Exchange Commission (CVM);

(b) take all the necessary measures for the conduction of the Offer, especially with the CVM, the São Paulo Stock Exchange (BOVESPA), the Brazilian Clearing and Depositary Corporation (CBLC) and the Brazilian Central Bank (BACEN);

(c) take all the decisions for the determination of the subscription price, to be agreed on the Offer bookbuilding date; and

(d) perform all and any acts, in addition to approving and executing all and any documents, contracts, statements, notices, certificate and documents that are deemed necessary or adequate for the conduction of the Offer (and any amendment to these documents) including, but not limiting to, the Contract on Coordination and Firm Commitment for the Subscription, Acquisition and Placement of Common Shares Issued by Marisa S.A., Private Instrument for the Provision of Bookbuilding Services for the Common Shares Issued by Marisa S.A., Placement Facilitation Agreement, Special Loan Agreement, statement of validity included in article 56 of CVM Rule no. 400, Brazilian Prospectus and the International Offering Memorandum, letters and requests to the CVM and BOVESPA. All the other acts performed by the Company's Board of Executive Officers in the past with the purpose of the conduction of the Offer have also been confirmed ; and

(IV) the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the Public Offer have been approved.

**Closure:** There being no further business to transact, the meeting was adjourned for the drawing up of these minutes. Following that, these minutes were read and approved by all the attending members.

**Attendance:**
Presiding Board: Marcio Luiz Goldfarb, Chairman; Cláudio Escribano, Secretary.
Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

*This is the free English translation of the original instrument drawn up in the Company's records.*

São Paulo, October 3, 2007.

Presiding Board:

Marcio Luiz Goldfarb
Chairman

Cláudio Escribano
Secretary


RECEIVED

**MARISA S.A.**

PUBLICLY-HELD COMPANY

**Corporate Registry ID (NIRE) 35.300.334.159**
**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**

**Minutes of the Board of Directors' Meeting**
**held on October 2, 2007**

**Date, Time and Place**: Held on October 2, 2007, at 12:00 pm, at the Company's headquarters located at Rua James Holland, 422, in the city and state of São Paulo. **Call notice and attendance**: Call notice was waived in view of the attendance of all Board of Directors' members. **Presiding Board**: Chairman, Mr. Marcio Luiz Goldfarb; Secretary, Mr. Cláudio Escribano. **Agenda**: To resolve on the following matters: **(a)** rectify item (i) of the agenda and the resolutions of the minutes of the Board of Directors' Meeting held on October 1, 2007, dully filed at the Board of Trade of the State of São Paulo ("JUCESP"), on the same date, under No. 1390532/07-0 ("Minutes of BDM"), since the number of underlying common shares of the public offering of primary and secondary distribution was wrongly recorded; and **(b)** approve all other resolutions included in said Minutes of BDM. **Resolutions taken by unanimous vote:** the following resolutions were taken by unanimous vote with no restriction or proviso: **(a)** rectify item (i) of the agenda and the resolutions in the Minutes of BDM, since the number of underlying common shares of the public offering of primary and secondary distribution was wrongly recorded. The correct numbers are: **(1)** primary public offering distribution: **forty-four million (44,000,000)** non-par registered, book-entry common shares issued by the Company, free and clear of any lien or burdens; and **(2)** secondary public offering distribution: up to **eight million and eight hundred thousand (8,800,000)** shares corresponding to 20% of the common shares issued by the Company and held by the selling shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins. Accordingly, item (i) of the agenda of the Minutes of BDM shall be read as follows: *"(i) approval and carrying out of a public offering of (a) primary distribution of forty-four million (44,000,000) non-par, book-entry, registered common*

*shares issued by the Company, free and clear of any lien or burdens ("Primary Offering"); and (b) secondary distribution of up to eight million, eight hundred thousand (8,800,000) shares corresponding to 20% of common shares issued by the Company and held by the selling shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, initially offered, in the event of option exercise of additional shares ("Secondary Offering" and, jointly with the Primary Offering, "Public Offering"), to be held in Brazil, in a non-organized over-the-counter market, pursuant to the Brazilian Securities and Exchange Commission ("CVM")Rule No.400 of December 29, 2003 ("CVM Rule 400"), and, furthermore, putting forth efforts for placements of shares abroad."; and item (i) of the resolutions of the Minutes of BDM shall be read as follows: (i) approval of the Public Offering of (a) primary distribution of forty-four million (44,000,000) non-par, book-entry, registered common shares issued by the Company, free and clear of any lien or burdens; and (b) secondary distribution of up to eight million, eight hundred thousand (8,800,000) shares corresponding to 20% of common shares issued by the Company and held by the selling shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, initially offered, to be held in Brazil, in a non-organized over-the-counter market, pursuant to CVM Rule 400, under coordination of Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco UBS Pactual S.A., jointly referred to as ("Coordinators of the Public Offering"), with participation of certain financial institutions hired thereby, and putting efforts for placement of the Shares abroad, to be held by Credit Suisse (USA) LLC and by UBS Securities LLC, in the United States of America, to institutional investors (qualified institutional buyers), as defined in Rule 144 A of the 1933 Securities Act, as amended ("Securities Act"), and, in other countries (except for the United States of America and Brazil), in compliance with Regulation S of Securities Act, in both cases, in operations exempted from registration, according the applicable laws in the country of residence of each foreign investor who invests in Brazil in compliance with the investment mechanisms of the Brazilian Monetary Council Resolution No. 2,659 of January 26, 2000 and further amendments thereto ("Resolution 2,689"), and CVM Rule 325 of January 27, 2000 and further amendments thereto ("CVM Rule 325")*; and (b) ratification all other resolutions provided for in Minutes of BDM. Closure: There being no further business to transact, the meeting was adjourned for the time necessary to draw up these present minutes, which were read, found in compliance and signed by all attending members. **Attendance:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Cláudio Escribano – Secretary. Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original instrument drawn up in the company's records.

São Paulo, October 2, 2007

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Cláudio Excribano**<br>Secretary |
|---|---|

**MARISA S.A.**
**PUBLICLY-HELD COMPANY**

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**Minutes of the Board of Directors' Meeting**
**held on October 2, 2007**

**Date, Time and Place**: Held on October 2, 2007, at 10:00 am, at the Company's headquarters located at Rua James Holland, 422, in the city and state of São Paulo. **Call Notice and attendance**: Call notice was waived in view of attendance of all Board of Directors' members. **Presiding Board**: Chairman, Mr. Marcio Luiz Goldfarb; Secretary, Mr. Cláudio Escribano. **Agenda**: To authorize and ratify acts occurred prior to this instrument, pursuant to Article 19 of the Company's Bylaws, **(a) Marisa Lojas Varejistas Ltda.**, a limited-liability company headquartered at Rua James Holland, No. 422/432, in the city and state of São Paulo, corporate taxpayer's ID (CNPJ/MF) No. 61.189.288/0001-89, with its articles of incorporation registered at the Board of Trade of the State of São Paulo under the corporate registry ID (NIRE) No. 35.201.159.081, a Company's subsidiary, to execute the following agreements: (1) Bank Credit Certificate Agreement – COMPROR/KG Agreement No. 103307030000100 of March 5, 2007, in the total limit of fifty million reais (R$50,000,000.00) and all exhibits thereto, expenditure requests and further addenda thereto; (2) Agreement for Execution of Derivative Transactions No. 1923, up to the amount limit of fifty million reais (R$50,000,000.00), all the exhibits thereto, expenditure requests and further addenda thereto; (3) Private Liability Clearing and Settlement Agreement within the scope of the Brazilian Financial System, up to the limit amount of fifty million reais (R$50,000,000.00), and all exhibits thereto, appendixes, confirmations and further addenda thereto; and (4) Loan Agreement No. 216.395-4, in the amount of twenty-five million reais (R$25,000,000.00), falling due on October 17, 2007 and further addenda thereto; **(b) Credi-21 Participações Ltda.**, a limited-liability company headquartered at Alameda Tocantins, No. 280 – Alphaville, in the city of Barueri, state of São Paulo, corporate taxpayer's ID (CNPJ/MF) No. 03.529.067/0001-06, with its articles of

incorporation filed at the Board of Trade of the State of São Paulo under the corporate registry ID (NIRE) No. 35.216.021.994, a Company's subsidiary, to execute the following agreements: (1) Loan Agreement No. 216.299-1, in the amount of thirty million reais (R$30,000,000.00), falling due on October 03, 2007 and further addenda thereto; (2) Operation Contract Resolution 2770 at Required Reference Equity (RRE) Swap entered into with Banco Citibank S.A on September 20, 2007, in the principal amount of twenty-one million, four hundred ninety thousand, three hundred and thirty-eight reais and six centavos (R$21,490,338.06), falling due on January 18, 2008, and the respective contractual charges and further addenda thereto; (3) Operation Agreement Resolution 2770 No. 216.069-6, entered into with Banco Safra S.A on May 22, 2007, in the principal amount of forty million reais (R$40,000,000.00), falling due on January 7, 2008 and Swap Agreement pegged thereto, with its respective contractual charges and further addenda thereto; and (4) Operation Agreement Resolution 2770 No. 216.242-7, executed with Banco Safra S.A, on July 31, 2007, in the principal amount of forty-three million reais (R$43,000,000.00), falling due on January 28, 2008, and Swap Agreement pegged thereto, with the respective contractual charges and further addenda thereto. **Resolutions taken by unanimous vote:** I) All agreements mentioned in the agenda of items a) and b) above were approved by unanimous vote, hence, the Company's Board of Executive Officer was authorized to proceed to the addenda to all agreements, exhibits thereto and appendixes thereof, including divisions of the agreements, advance payments and change credit assignor institutions until May 31, 2008; II) Agreements and addenda provided for in items a) and b) were approved and ratified by the Company's Board of Executive Officers. **Closure:** There being no further business to transact, these minutes were read, found in compliance and signed by all attending members.

São Paulo, October 2, 2007

**Presiding Board:**

| | |
|---|---|
| **Marcio Luiz Goldfarb**<br>Chairman | **Cláudio Excribano**<br>Secretary |

**Board of Directors' Members:**

| | |
|---|---|
| **Marcio Luiz Goldfarb** | **Décio Goldfarb** |
| **Denise Goldfarb Terpins** | **Celso Clemente Giacometti** |
| **Luiz Fernando Furlan** | |


RECEIVED

**MARISA S.A.**

**Corporate Registry ID (NIRE) 35.300.334.159**
**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**

**Minutes of the Board of Directors' Meeting**
**held on October 1, 2007**

**Date, Time and Place**: On October 1, 2007, at 10:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Call and Attendance**: Call notice was waived in view of the attendance of all members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Cláudio Escribano. **Agenda:** To resolve on the following matters: **(i)** to approve the performance of a public offering of (a) primary offering of thirty-two million, five hundred and ninety-two thousand, five hundred and ninety-three (32,592,593) non-par, book-entry, registered common shares issued by the Company, free and clear of any lien or encumbrance ("Primary Offering"); and (b) secondary offering of up to six million, five hundred and eighteen thousand, five hundred and nineteen (6,518,519) shares corresponding to 20% of the common shares issued by the Company owned by the selling shareholders Marcio Luiz Goldfarb, Decio Goldfarb and Denise Goldfarb Terpins, initially offered, in case of option exercise of additional shares ("Secondary Offering" and jointly with the Primary Offering, "Public Offering"), to be held in Brazil, on the non-organized over-the-counter market, pursuant to Rule 400 issued by the Securities and Exchange Commission of Brazil ("CVM"), as of December 29, 2003 ("CVM Rule 400"), and also with share placement efforts abroad; **(ii)** to approve the Company's capital stock increase, within the limits of authorized capital, by means of issue of non-par, book-entry, registered common shares, subject-matter of the Primary Offering, as well as to establish the rights these shares shall entitle their holders and the payment conditions; **(iii)** to authorize the Company's Board of Executive Officers to carry out all the measures and practice all the acts deemed as necessary or convenient to perform the Public Offering, as well as to ratify all other acts already practiced by the Company's Board of Executive Officers aiming at performing the Public Offering; and **(iv)** to approve the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the Public Offering. **Resolutions Taken by Unanimous Vote:** The following resolutions were taken by unanimous vote and without restrictions or reservations: **(i)** to approve the performance of the Public Offering of (a) primary offering of thirty-two

million, five hundred and ninety-two thousand, five hundred and ninety-three (32,592,593) non-par, book-entry, registered common shares issued by the Company, free and clear of any lien or encumbrance; and (b) secondary offering of up to six million, five hundred and eighteen thousand, five hundred and nineteen (6,518,519) shares corresponding to 20% of the common shares issued by the Company owned by the selling shareholders Marcio Luiz Goldfarb, Décio Goldfarb and Denise Goldfarb Terpins, initially offered, to be held in Brazil, on the non-organized over-the-counter market, pursuant to CVM Rule 400, under the coordination of Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco UBS Pactual S.A., jointly ("Public Offering Coordinators"), with the participation of certain financial institutions retained thereby, and with share placement efforts abroad to be conducted by Credit Suisse Securities (USA) LLC and by UBS Securities LLC, in the United States of America, to qualified institutional buyers, as defined in Rule 144A of the 1933 Securities Act, as amended ("Securities Act"), and, in other countries (except for the United States of America and Brazil), pursuant to Regulation S of the Securities Act, in both cases in operations exempted from registration, according the applicable laws in the country of domicile of each foreign investor investing in Brazil in compliance with the investment mechanisms of Resolution 2,659, issued by the Brazilian Monetary Council as of January 26, 2000 and further amendments ("Resolution 2,689"), and CVM Rule 325, as of January 27, 2000 and further amendments ("CVM Rule 325"). **(ii)** to approve the Company's capital stock increase, within the limit of authorized capital, excluded the preemptive right of the Company's current shareholders pursuant to article 172 of Law 6,404/76, by means of issue for public subscription of thirty-two million, five hundred and ninety-two thousand, five hundred and ninety-three (32,592,593) non-par, book-entry, registered common shares, to be subject-matter of the Primary Offering. These shares shall entitle their holders the same rights granted to other common shares issued by the Company, pursuant to the Company's Bylaws and applicable laws, ensuring their holders the allocation of dividends and all other benefits to be declared by the Company as of the settlement date of the Public Offering ("Settlement Date"). The Primary Offering shares shall be paid-up in cash, in domestic currency, on the Settlement Date, which may be extended observing the limit of six (months) set forth in article 18 of CVM Rule 400. The shares issue price and its justification shall be subsequently determined by the Board of Directors, at a meeting to be held after the conclusion of the bookbuilding process with institutional investors to be conducted by the Public Offering Coordinators; **(iii)** the Company's Board of Executive Officers was authorized to promptly carry out all the measures and practice all the acts deemed as necessary or convenient to perform the Public Offering. Thus, the Board of Executive Officers is authorized to (a) practice all the acts necessary to obtain the registration of the Offering with CVM, (b) take all the

measures necessary in order to carry out the Offering, particularly before the CVM, the São Paulo Stock Exchange – BOVESPA, the Brazilian Clearing and Depositary Corporation – CBLC and the Central Bank of Brazil – BACEN; (c) take all decisions for the establishment of the Shares subscription price to be agreed upon on the Offering pricing date; and (d) practice all and any acts, as well as approve and sign all and any documents, agreements, declarations, notices, notifications, certificates and documents deemed as necessary or appropriate to perform the Offering (and any addendum thereto) including, but no limited to, the Placement Facilitation Agreement, the Differentiated Loan Agreement, Private Instrument of Stabilization Services Agreement for Common Shares Issued by Marisa S.A., the truthfulness statement referred to by article 56 of CVM Rule 400, the Brazilian Prospectus and the international Offering Memorandum, letters and petitions to CVM and to BOVESPA. All other acts already practiced by the Company's Board of Executive Officers related to the performance of the Public Offering were also ratified; and **(iv)** the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the Public Offering were approved. **Closure:** Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance and signed by all attending members.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, October 1, 2007.

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Cláudio Escribano**<br>Secretary |
|---|---|


RECEIVED
A 7:44

**MARISA S.A.**

Publicly-held Company

**Corporate Taxpayer's ID (CNPJ/MF) no. 08.262.343100001-36**
**Corporate Registry ID (NIRE) no. 35.300.334.159**

**MINUTES TO THE BOARD OF DIRECTORS MEETING HELD ON AUGUST 30, 2007**

**Date, time and place:** On August 30, 2007, at 14:00 pm, at the Company's headquarters located at Rua James Holland, n° 442, in the city and state of São Paulo.

**Call and Attendance:** The call notice was waived in view of the attendance of all the members of the Board of Directors of the Company.

**Presiding Board:** Chairman: Márcio Luiz Goldfarb; Secretary: Cláudio Escribano.

**Agenda:** To confirm, for the purpose of items XXIII and XXV of article 19 of the Company's Bylaws, the sureties tendered by **Marisa Lojas Varejistas Ltda.**, a limited-liability company headquartered in the city and state of São Paulo, at Rua James Holland, n° 442/432, Corporate Taxpayer's ID (CNPJ/MF) no. 61.189.288/0001-89, with its articles of incorporation filed at the Trade Board of the State of São Paulo under Corporate Registry ID (NIRE) no. 35.201.159.081, Controlled by the Company, hereinafter referred to simply as "**Marisa Lojas**" in addition to **Credi-21 Participações Ltda.**, a limited-liability company headquartered in the city and state of São Paulo, at Trade Board of the State of S. Paulo, Corporate Taxpayer's ID (CNPJ/MF) no. 03.529.067/0001-06, with its articles of incorporation filed at the Trade Board of the State of São Paulo under Corporate Registry ID (NIRE) no. 35.216.021.994, also controlled by the Company, hereinafter referred to simply as "**Credi-21**", under the scope of specific operations contracted by Credi-21, whose contracting was approved by the Board of Directors at the Company's Board of Directors Meeting on August 17, 2007.

**Resolutions:** The tendering of sureties was confirmed by **(a)** Marisa Lojas under the scope of the following operations contracted by Credi-21:

(1) Bank Credit Bill no. 216.069-6 issued by individuals holding the CARTÃO MARISA (hereinafter referred to as "PAYEES"), represented by Credi-21, who is the company in charge of the administration of the CARTÃO MARISA (hereinafter referred to as "CARTÃO MARISA"), on behalf of Banco Safra S/A on June 21, 2007, in the amount of R$40,000,000.00 (forty million reais), and maturity on January 7, 2008, in which Marisa Lojas assigned as guarantee to Banco Safra S/A the quotas it owned from Fundo Safra Renda Fixa – Fundo de Investimento Renda Fixa, under the Corporate Taxpayer's ID (CNPJ/MF) no. 00.180.995/0001-10 in amount equivalent to R$40,504,815.00 (forty million, five hundred four thousand, eight hundred fifteen reais), whose amount was ascertained on August 20, 2007; and (2) Bank Credit Bill no. 216.242-7 issued by the PAYEES represented by Credi-21 on behalf of Banco Safra S/A on July 31, 2007 in the amount of R$43,000,000.00 (forty-three million reais), and maturity on August 1, 2008, in which Marisa Lojas assigned as guarantee to Banco Safra S/A the quotas it owned from i) Fundo Safra Renda Fixa – Fundo de Investimento Renda Fixa, under the Corporate Taxpayer's ID (CNPJ/MF) no. 00.180.995/0001-10 in the amount equivalent to R$10,031,854.47 (ten million, thirty-one thousand, eight hundred fifty-four reais and forty-seven centavos), whose amount was ascertained on August 20, 2007; and ii) Fundo Safra Renda Fixa – Fundo de Investimento Renda Fixa, under the Corporate Taxpayer's ID (CNPJ/MF) no. 03.593.195/0001-19 in amount equivalent to R$33,116,442.72 (thirty-three million, one hundred seventeen thousand, four hundred forty-two reais and seventy-two centavos), whose amount was ascertained on August 20, 2007; and

**(b)** by Credi-21, through the fiduciary assignment to Banco Safra S/A of quotas it owned from Fundo Safra Renda Fixa – Fundo de Investimento Renda Fixa, under the Corporate Taxpayer's ID (CNPJ/MF) no. 00.180.995/0001-10 in amount equivalent to R$40,598,687.87 (forty million, five hundred ninety-eight thousand six hundred eighty-seven reais and eighty-seven centavos), whose amount was ascertained on August 20, 2007, as guarantee of the obligations arising from the Bank Credit Bill no. 216.027-1 issued by the PAYEES represented by Credi-21 itself on behalf of Banco Safra S/A on June 8, 2007 in the amount of R$40,000,000.00 (forty million reais), and maturity on December

5, 2007.

**Closure:** There being no further business to transact these minutes were drawn up, read, found in order and signed by all the attending members.

**Signatures:** Presiding Board: Márcio Luiz Goldfarb – Chairman, Cláudio Escribano – Secretary; Members of the Board of Directors: Marcio Luiz Goldfarb; Décio Goldfarb; Denise Goldfarb Terpins; Celso Clemente Giacometti; Luiz Fernando Furlan.

This is a free English translation of the original instrument drawn up in the Company's records.

São Paulo, August 30, 2007.

Presiding Board:

Marcio Luiz Goldfarb
Chairman

Claudio Escribano
Secretary

Members of the Board of Directors:

Marcio Luiz Goldfarb
*by Denise Goldfarb Terpins*

Décio Goldfarb

Luiz Fernando Furlan

Celso Clemente Giacometti

**MARISA S.A.**

**PUBLICLY-HELD COMPANY**

**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) No. 35.300.334.159**

**Minutes of the Board of Directors' Meeting**
**held on August 17, 2007**

**Date, Time and Place**: On August 17, 2007, at 9:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Call Notice and Attendance**: Call notice was waived in view of attendance of all members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. **Agenda:** To authorize and acknowledge acts performed pursuant to article 19 of the Companies' Bylaws, (a) Marisa Lojas Varejistas Ltda., a limited liability company headquartered in the City of São Paulo, State of São Paulo, at Rua James Holland, 422/432, Corporate Taxpayers' ID (CNPJ/MF) No. 61.189.288/0001-89, with its incorporation instruments filed at the Board of Trade of the State of São Paulo under Corporate Registry ID (NIRE) No. 35.201.159.081, Company's subsidiary, to execute the following agreements (1) Loan Agreement with Banco Safra S/A on July 18, 2007 under No. 216143-9 in the principal amount of twenty-five million reais (R$25,000,000.00), falling due on August 17, 2007, which may be extended to September 17, 2007 (b) Credi-21 Participações Ltda., a limited liability company headquartered in the City of São Paulo, State of São Paulo, at Alameda Tocantins, 280 – Alphaville – Barueri, Corporate Taxpayers' ID (CNPJ/MF) No. 03.529.067/0001-06, with its articles of incorporation filed at the Board of Trade of the State of São Paulo under NIRE 35.216.021.994, to execute the following agreements, (1) Loan Agreement with Banco Safra S/A, on July 04, 2007 under No. 216.100-5 in the principal amount of thirty million reais (R$30,000,000.00), falling due on August 03, 2007, with the respective social charges; (2) Bank Credit Certificate with Banco Safra S/A, on June 08, 2007 under No. 216027-1, in the principal amount of forty million reais (R$40,000,000.00), falling due on December 05, 2007, with its respective social charges: Bank Credit Certificate with Banco Safra S/A, on June 21, 2007 under No.

216.06906 in the principal amount of forty million reais (R$40,000,000.00), falling due on January 07, 2008; (5) Bank Credit Certificate with Banco Safra S/A on July 31, 2007 under No. 216.242-7 in the principal amount of forty-three million reais (R$43,000,000.00), falling due on January 28, 2008. **Resolutions: Closure**: Nothing else to be discussed, the meeting was adjourned for drawing up these minutes, which were read, found in compliance and signed by those attending the meeting. **Signatures:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary. Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, August 17, 2007.

| (sgd)<br>**Márcio Luiz Goldfarb**<br>**Chairman** | (sgd)<br>**Décio Goldfarb**<br>**Secretary** |
|---|---|


RECEIVED

**MARISA S.A.**

**PUBLICLY-HELD COMPANY**

**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) No. 35.300.334.159**

**Minutes of the Board of Directors' Meeting**
**held on August 10, 2007**

Date, Time and Place: On August 10, 2007, at 11:00 a.m., at the Company's headquarters located at Rua James Holland, 422, in the city of São Paulo, state of São Paulo. **Call Notice and Attendance**: Call notice was waived in view of attendance of all members of the Company's Board of Directors. **Presiding Board**: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. **Agenda:** Election of the Company's Strategic Planning Officer pursuant to Article 20 of the Company's Bylaws. **Resolutions:** The Board of Directors' members analyzed item of the agenda and approved by unanimous vote, pursuant to main section of Article 20 of the Company's Bylaws, election of Mr. **Fernand Ezra Setton**, Brazilian, married, engineer, bearer of Identity Card RG No. 2.329.010 SSP/SP, Individual Taxpayers ID (CPF/MF) No. 040.623.298-91, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua James Holland, 422, for the position of Strategic Planning Officer. The Officer elected herein shall be invested in office upon execution of instrument of investiture drawn up in proper record and he shall represent that he is not subject to any criminal charges that may prevent him from performing any business activities, as well as he is aware of article 147 of Law 6,404 of December 15, 1976, for a term of office similar to those established for the other Company's officers elected on March 20, 2007. Upon expiration of the term of office, the Officer elected shall serve until such time as his successors are invested in office. In view of the resolution above, the Company's Board of Executive Officers shall be composed as follows: (a) Mr. **Márcio Luiz Goldfarb** – Chief Executive Officer; Mr. **Paulo Sérgio Borsatoo** – Financial and Investors Relations Officer; Mr. **Ricardo José Ribeiro dos Santos** – Administrative Officer; Mr. **Mendel Leib Szlejf** – Technology Information Officer; and Mr. **Fernand Ezra Setton** – Strategic Planning Officer. **Closure**: Nothing else to be discussed, the meeting was adjourned for

drawing up these minutes, which were read, found in compliance and signed by those attending the meeting. **Attendance:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary. Members of the Board of Directors: Márcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Luiz Fernando Furlan.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, August 10, 2007.

**Presiding Board:**

| (sgd)<br>**Márcio Luiz Goldfarb**<br>Chairman | (sgd)<br>**Décio Goldfarb**<br>Secretary |
|---|---|

SP - 037190-00660 - 14103884v1

**MARISA S.A.**

PUBLICLY-HELD COMPANY

**Corporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-36**
**Corporate Registry ID (NIRE) 35.300.334.159**

**MINUTES OF THE BOARD OF DIRECTORS' MEETING**
**HELD ON JULY 31, 2007**

**Date, Time and Place**: Held on July 31, 2007, at 11:00 am, at the Company's headquarters located at Rua James Holland, 422, in the city and state of São Paulo. **Call Notice and attendance**: Call notice was waived in view of the attendance of all Board of Directors' Members. **Presiding Board**: Chairman, Mr. Marcio Luiz Goldfarb; Secretary, Mrs. Denise Goldfarb Terpins. **Agenda**: **(i)** To review the resignation letter presented by Mr. Cassio Roberto Vieira Romano from the position of member of the Company's Board of Directors; and **(ii)** To elect a new sitting member of the Company's Board of Directors, pursuant to Article 17, Paragraph 2, of the Company's Bylaws. **Resolutions**: The members of the Company's Board of Directors analyzed the items of agenda and resolved by unanimous vote to: **(i)** accept the resignation letter submitted by Mr. **Cassio Roberto Vieira Romano**, Brazilian, married, engineer, bearer of Identity Card (RG) 3.099.372 SSP and Individual Taxpayer's Registry (CPF/MF) 048.784.938-87, residing and domiciled in the city and state of São Paulo, with office at Rua James Holland, No. 422, from the position of member of the Board of Directors to which he was elected at the Extraordinary General Meeting held on March 20, 2007; and **(ii)** elect, pursuant to Article 17, Paragraph 2, of the Company's Bylaws, for the position of sitting member of the Board of Directors to replace Mr. Cassio Roberto Vieira Romano, Mr. **LUIZ FERNANDO FURLAN**, Brazilian, married, chemical engineer, bearer of Identity Card (RG) No. 2.985.393 and Individual Taxpayer's Registry (CPF/MF) 019.489.978-00, with office at Rua Doutor Veiga Filho, 350 – 9° in the city and state of São Paulo, to serve until expiration of the term of office of the resigning member, that is, the Board of Director's member then elected shall serve until the Company's Extraordinary General Meeting to be held in 2008. The member of the Board of Directors then elected falls under the definition of "Independent Member",

pursuant to the New Market Rules, and shall be invested in office by means of execution of the term of investiture to be drawn up in the Company's records and, further, represents that he is not subject to any criminal charges provided by law that may prevent the performance of business activities and that he is aware of provision set forth in Article 147 of Law 6,404/76. **Closure:** There being no further business to transact, the meeting was adjourned for the time necessary to draw up these present minutes, which were read, found in compliance and signed by all attending members.

This is a free English translation of the original instrument drawn up in the Company's records.

São Paulo, July 31, 2007

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Denise Goldfarb Terpins**<br>Secretary |
|---|---|



**MARISA S.A.**

**PUBLICLY-HELD COMPANY**

**Corporate Taxpayers' ID (CNPJ/MF) No. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) No. 35.300.334.159**

# MINUTES OF BOARD OF DIRECTORS' MEETING

## HELD ON JULY 26, 2007

**Date, time and place:** On July 26, 2007, at 09:00 a.m. at the Company's headquarters located in the city of São Paulo, state of São Paulo, at Rua James Holland, 422, in the city of São Paulo, State of São Paulo. **Call Notice and Attendance:** call notice waived in view of attendance of all Board of Directors' members representing all Board of Directors' members. **Presiding Board:** Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mrs. Denise Goldfarb Terpins. **Agenda:** Proposal for distribution of interim dividends, pursuant to Paragraph 2 of Article 27 of the Company's Bylaws. **Resolutions: (I)** Having reviewed the Company's financial statements and the results ascertained until June 30, 2007, the Company's Board of Directors members approved, by unanimous vote, pursuant to Paragraph 2 of Article 27 of the Company's Bylaws and article 204, paragraph 1 of Law No. 6,404/76, the proposal for distribution of interim dividends based on results ascertained from January 01, 2007 through June 30, 2007, in the amount of thirty five million three hundred sixty two thousand four hundred ninety six reais (R$35,362,496.00) to be submitted to the General Meeting. The Company's shareholders registered, on the date of approval of distribution of dividends at the General Meeting, in the Shareholders Attendance Book shall be entitled to receive dividends. **Closure:** Nothing else to be discussed, the meeting was adjourned for drawing up of these minutes; upon opening of the works, these minutes were read, found in compliance and signed by those attending the meeting. **Signatures:** Presiding Board: Marcio Luiz Goldfarb – Chairman; Denise Goldfarb Terpins – Secretary; Board of Directors' members: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins; Celso Clemente Giacometti and Cassio Roberto Vieira Romano.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, July 26, 2007

| (sgd)<br>**Marcio Luiz Goldfarb**<br>Chairman | (sgd)<br>**Denise Goldfarb Terpins**<br>Secretary |
| --- | --- |

**MARISA S.A.**

**Corporate Taxpayer's ID (CNPJ/MF) no. 08.262.343/0001-36**
**Corporate Registry ID (NIRE) no. 35.300.334.159**

**MINUTES TO THE 2nd MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 17, 2007**

**Date, time and place:** On August 17, 2007, at 10:00 am, at the Company's headquarters located at Rua James Holland, n° 422, in the city and state of São Paulo.

**Call and Attendance:** The call notice was waived in view of the attendance of all the members of the Board of Directors of the Company.

**Presiding Board:** Chairman: Marcio Goldfarb, Secretary: Décio Goldfarb.

**Agenda:** To authorize, pursuant to the provided for in article 19 of the Company's Bylaws, the execution of addenda to specific contracts by Marisa Lojas Varejistas Ltda., a company controlled by the Company, in amount superior to R$20,000,000.00 (twenty million reais).

**Resolutions taken by unanimous vote:** To authorize, pursuant to article 19 of the Company's Bylaws, **Marisa Lojas Varejistas Ltda.**, a limited-liability company headquartered in the city and state of São Paulo, at Rua James Holland, n° 442/432, Corporate Taxpayer's ID (CNPJ/MF) no. 61.189.288/0001-89, with its articles of incorporation filed at the Trade Board of the State of São Paulo under Corporate Registry ID (NIRE) no. 35.201.159.081,controlled by the Company, to execute addenda, with the purpose of novation of debt or extension of maturity date, to the following contracts:
**(a)** Loan Contract executed with Banco Safra S/A on May 4, 2007 in the principal amount of R$30,000,000.00 (thirty million reais), with expected maturity on June 4, 2007, and respective contract charges;
**(b)** Operational Contract – Resolution 2770 with Swap at RRE executed with Banco Citibank S.A. on November 24, 2006 in the principal amount of R$25,000,000.01 (twenty-five million reais and one centavo), with expected maturity on May 23, 2007, and respective contract charges;
**(c)** Operational Contract – Resolution 2770 with Swap at RRE executed with Banco Citibank S.A. on December 11, 2006 in the principal amount of R$20,000,000.01 (twenty million reais and one centavo), with expected maturity on June 11, 2007, and respective contract charges;
**(d)** Loan Contract executed with Banco Safra S/A on January 29, 2007 in the principal amount of R$19,000,000.00 (nineteen million reais), with expected maturity on June 30, 2007, and respective contract charges;
**(e)** Loan Contract executed with Banco Safra S/A on May 18, 2007 in the principal amount of R$25,000,000.00 (twenty-five million reais), with expected maturity on June 18, 2007, and respective contract charges;
**(f)** Bank Credit Bill executed with Credit Suisse First Boston on January 6, 2006

in the principal amount of R$62,429,951.00 (sixty-two million, four hundred twenty-nine thousand, nine hundred fifty-one reais), with expected maturity on July 11, 2007, and respective contract charges.

**Closure:** There being no further business to transact, the meeting was adjourned for the drawing up of these minutes. Following that these minutes were drawn up, read, found in order and signed by all the attending members.

**Signatures:** Presiding Board: Márcio Luiz Goldfarb – Chairman, Décio Goldfarb – Secretary; Members of the Board of Directors: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Cassio Roberto Vieira Romano.

This is a free English translation of the original instrument drawn up in the Company's records.

São Paulo, May 17, 2007.

**Décio Goldfarb**
Secretary


RECEIVED

**MARISA S.A.**
**Corporate Registry ID no. 35.300.334.159**
**Corporate Taxpayer's ID no. 08.262.343/0001-36**

**MINUTES OF THE BOARD OF DIRECTORS MEETING**
**HELD ON MARCH 20, 2007**

Date, Time and Place: On March 20, 2007 at 4:00 pm, at the Company's headquarters, located at Rua James Holland, 422, in the City of São Paulo, State of São Paulo. Call and attendances: Call was waived, in view of the attendance of all members of the Company's Board of Directors. Presiding Board: Chairman: Mr. Marcio Luiz Goldfarb, Secretary: Mr. Décio Goldfarb. Agenda: (i) acceptance of the resignation letters and election of the new Officers of the Company (ii) approval, pursuant to article 16 of CVM Rule no. 358, as of January 3, 2002 ("Rule 358"), of the disclosure policy of material act or fact ("Disclosure Policy") of the Company. Resolutions taken by unanimous vote: (i) the resignation letters presented by Messrs. Décio Goldfarb and Denise Goldfarb Terpins to their positions in the Company's Board of Executive Officers were accepted. The following persons were elected to hold the positions in the Company's Board of Executive Officers, Messrs. **Paulo Sergio Borsatto,** a Brazilian citizen, married, economist, Identity Card (RG) no. 13.189.293-3 and Individual Taxpayer's Register (CPF/MF) no. 050.288.478-94, domiciled in the City of São Paulo, State of São Paulo, with office at Rua James Holland, 422, to hold the position of Chief Financial Officer, cumulatively with the position of Investor Relations Officers; **Ricardo José Ribeiro dos Santos,** a Brazilian citizen, divorced, businessman, Identity Card (RG) no. 8.883.474 and Individual Taxpayer's Register (CPF/MF) no. 042.304.648-94, domiciled in the City of São Paulo, State of São Paulo with office at Rua James Holland, 422, to hold the position of Administrative Officer; **Mendel Leib Szlejf**, a Brazilian citizen, married, businessman, Identity Card (RG) no. 3.854.0333-2 and Individual Taxpayer's Register (CPF/MF) no. 046.420.828-91, domiciled in the City of São Paulo, State of São Paulo, with office at Rua James Holland, 422, to hold the position of Information Technology Officer. **The Officers elected herein will be invested in their positions upon the signature of the instrument of investiture in the Company's records, when they shall provide declaration that they are not inserted in any of the crimes provided for by the law that may hinder them from exercising trade, being aware of the provisions of article 147 of Law no. 6,404, as of December 15, 1976.** In view of the resolution taken above, the Company's Board of Executive Officers will be composed of the following members: (a) Mr. **Marcio Luiz Goldfarb** – Chief Executive Officer; Mr. **Paulo Sergio Borsatto** – Chief Financial Officer and Investor Relations Officer; Mr. **Ricardo José Ribeiro dos Santos** – Administrative Officer; and Mr. **Mendel Leib Szlejf** – Information Technology Officer. Finally it is clarified that the term of office of all Officers of the Company, as aforementioned, is three (3) years counted as of the present date. After the end of the term of office, the members of the Board of Executive Officers will remain in the exercise of their positions until the investiture of the new members elected; and (ii) the adoption of the Company's Disclosure Policy was approved, with the wording and form of Exhibit I to these minutes. The Trading Policy approved herein will be effective as of the concession date of the publicly-held registration by the Brazilian Securities and Exchange Commission – CVM.

**Closure**: There being no further business to discuss, the meeting was adjourned for the drawing up of these minutes. After reopening the meeting, the present minutes were read and approved, being signed by all attendees.
**Attendances: Presiding Board**: Marcio Luiz Goldfarb – Chairman; Décio Goldfarb – Secretary. **Members of the Board of Directors**: Marcio Luiz Goldfarb, Décio Goldfarb, Denise Goldfarb Terpins, Celso Clemente Giacometti and Cássio Roberto Vieira Romano. **Officers elected**: Paulo Sergio Borsatto, Ricardo José Ribeiro dos Santos and Mendel Leib Szlejf.

São Paulo, March 20, 2007.

**Presiding Board:**

| **Marcio Luiz Goldfarb**<br>Chairman | **Décio Goldfarb**<br>Secretary |
|---|---|

**Officers elected:**

**Paulo Sergio Borsatto**
Chief Financial Officer and Investor Relations Officer

**Ricardo José Ribeiro dos Santos**
Administrative Officer

**Mendel Lejb Szlejf**
Information Technology Officer

(Page of Signatures of the Minutes of the Board of Directors Meeting of Marisa S.A., held on March 20, 2007, at 4:00 pm)

**EXHIBIT I**

**DISCLOSURE POLICY OF MATERIAL ACT OR FACT OF MARISA S.A.**

The present Disclosure Policy of material information has as general principle to establish the duty of Marisa S.A. (the "Company") to disclose, adequately, the material information about its businesses, establishing the obligations and mechanisms of disclosure of this material information to the market.

**I – Definitions**

1. The present instrument shall be interpreted considering the following definitions:

   1.1 Stock Exchanges: the São Paulo Stock Exchange – BOVESPA, as well as any other stock exchanges or organized over-the-counter markets in which the Company has securities admitted for trading.

   1.2 Company: Marisa S.A.

   1.3 CVM: the Brazilian Securities and Exchange Commission.

   1.4 Investor Relations Officer: the Company's Officer elected to exercise the attributions provided for in the rules and regulations of the CVM, including the execution, the follow-up and the inspection of the compliance with the Disclosure Policy.

   1.5 Material Information: that defined as material information pursuant to Rule 358, including any decision of a controlling shareholder, resolution of the General Meeting or of the Company's management bodies or any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the Company's businesses, which may influence considerably: (i) the quotation of the Company's securities ("Securities"); (ii) the decision of investors to purchase, sell or maintain Securities; or (iii) the determination of investors to exercise any rights inherent to the condition of holders of Securities. Examples of situations that may be a Material Information can be found in article 2 of Rule 358.

   1.6 Rule 358: the Rule of the Securities and Exchange Commission no. 358, as of January 3, 2002, as amended by CVM Rule no. 369, as of June 11, 2002, and further amendments.

   1.7 Related Persons: those indicated in article 13 of Rule 358, including the Company, its direct and indirect controlling shareholders, members of the board of directors, of the fiscal council and of any other bodies with technical or advisory functions created by bylaws provision, managers and employees, subsidiaries and/or

companies under common control and respective controlling shareholders, members of the management and of bodies with technical or advisory functions, service providers and other professionals who have expressly complied with the Disclosure Policy and are obligated to the compliance with the rules described therein, or , also, any person who, pursuant to Rule 358, even not complying with the Disclosure Policy, is aware of the information related to the material act or fact, by virtue of his/her position or function in the Company, its controlling shareholders, its subsidiaries or associated companies.

1.8 Disclosure Policy: this Disclosure Policy of Material Information and Confidentiality.

1.9 Declaration of Compliance: declaration of compliance with the present Manual, to be executed pursuant to the model in Exhibit I herein, pursuant to articles 15, paragraph 1, subsection I and 16, paragraph 1 of CVM Rule no. 358/02.

1.10 Securities: any shares, debentures, real estate receivable certificates, subscription bonus, subscription receipts and rights, promissory notes, call or put options or derivatives of any type, or, also, any other securities or collective investment agreements issued by the Company or related to them that, by legal determination, are considered a "security", existing on the date of approval of the Disclosure Policy or subsequently created.

2. The Related Persons shall observe, comply with and inspect the compliance with all the provisions of this Disclosure Policy.

3. The Company will maintain in its headquarters the list of Related Persons and their respective qualifications, indicating the position or function, address and the Individual Taxpayer's Register (CPF) or the Corporate Taxpayer's ID (CNPJ), always updating it whenever an alteration takes place.

**II – Purpose**

4. The purpose of the present Disclosure Policy is to establish the rules that shall be complied with by the Investor Relations Officer and other Related Persons concerning the disclosure of Material Information and the confidentiality about the Material Information not disclosed to the public yet. The Company's Disclosure Policy was prepared pursuant to Rule 358, but it does not replace it. The Related Persons should comply with all rules provided for in Rule 358, as well as its possible further amendments.

5. Any doubts about the provisions of the present Disclosure Policy, of the applicable regulation issued by the CVM and/or about the need to disclose or not certain information to the public shall be clarified with the Investor Relations Officer.

## III – Duties and Responsibilities

The Company's Investor Relations Officer has the followings responsibilities:

(I) To disclose and communicate in writing to the CVM and to the Stock Exchanges, immediately after the knowledge, any material act or fact occurred or related to the Company's businesses that is considered Material Information; and

(II) To supervise the wide and immediate dissemination of the Material Information simultaneously in the CVM and on the stock exchanges and in all markets where the Company has Securities admitted for trading, as well as to investors in general.

7. The communication of Material Information to the CVM and, if the case may be, to the Stock Exchanges, must be made immediately by means of a written document, describing in details, clearly and accurately and in language accessible to investors, the act and/or facts occurred, indicating, whenever possible, the values involved and other clarifications.

8. The Material Information must be disclosed to the public by means of an announcement published in the widely circulated newspapers usually used by the Company. The announcement must contain the summarized description of the Material Information, as long as indicating the address on the Internet where the complete description of the Material Information is available, in content at least equal to the text sent to the CVM, to the Stock Exchanges and other entities, as applicable.

9. Whenever a Material Information is disclosed by any means of communication, including information to the press or at meetings of class entities, investors, analysts or with a selected public, in Brazil or abroad, the Material Information shall be mandatorily disclosed simultaneously to the CVM and, if the case may be, to the Stock Exchanges and to investors in general.

10. Any Related Person who is aware of acts or facts that may represent a Material Information shall communicate them immediately, in writing, to the Investor Relations Officer.

11. The Related Persons who are aware of a Material Information shall communicate, in writing, the Material Information directly to the CVM, whenever they have communicated to the Investor Relations Officer, pursuant to item 10 above, as long as, the assumption of chapter IV below is not characterized, they found and be sure of the omission in the disclosure of the respective Material Information by the Investor Relations Officer.

12. The Material Information shall, preferentially, be disclosed before the beginning or after the closing of the businesses on the Stock Exchanges. It will be made in accordance with the working hours of these respective entities. Should the Stock Exchanges not be operating simultaneously, the disclosure shall be made in accordance with the working hours of the Stock Exchanges located in Brazil.

**IV – Exception to the Immediate Disclosure of Material Information**

13. The acts or facts that are Material Information may, exceptionally, not be disclosed if its controlling shareholders of managers understand that their revelation will pose a risk to the Company's legitimate interest.

14. The Company may submit to the appreciation of the CVM its decision to, exceptionally, maintain secretly a Material Information whose disclosure may pose a risk to the Company's legitimate interest.

15. In the event the Material Information not disclosed to the public pursuant to the previous item escape from the control, being known by persons different from those who have originally knowledge or those who decided to maintain secret the Material Information and/or the public in general and/or in the event it is verified that an atypical fluctuation occurred in the quotation, price or amount traded of Securities, the controlling shareholder or mangers are obligated to, directly or by means of the Investor Relations Officer, provide for the Material Information to be immediately disclosed to the CVM, Stock Exchanges and the general public.

**V – Duty to Maintain the Confidentiality About the Material Information**

16. The Related Persons should maintain the absolute confidentiality about the Material Information which has not been disclosed yet, pursuant to this Disclosure Policy and to Rule 358, which they have access to due to the position they hold, until the Material Information is disclosed to the public, as well as supervise so that subordinates and third parties of their trust also do it.

17. The Related Persons must not discuss Material Information in public places. Accordingly, the Related Persons shall only be deal with issues related to the Material Information with those that have the need to know this information, i.e., those who are involved by reasons that motivate the placement of securities in the market, as well as the organization for the due provision of information to the public, always aiming at the faithful compliance with the provisions of Rule 358 and of this Disclosure Policy.

18. Any violations of this Disclosure Policy verified by the Related Persons shall be communicated to the Company in the persons of the Investor Relations Officer, pursuant to Rule 358, in compliance with the provisions of item 11 of this Disclosure Policy.

**VI – Amendment**

19. Any amendment to this Disclosure Policy shall be mandatorily communicated to the CVM and to the Stock Exchanges.

**VII – Effectiveness**

20. The present Disclosure Policy will be effective on the concession date of the publicly-held company registration of the Company and will remain effective for an indeterminate term, until there is a contrary resolution by the Board of Directors.


RECEIVED
2008 MAY -1 A 7:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Marisa S.A.**
**Corporate Taxpayers' ID (CNPJ/MF) 08.262.343/0001-36**

# NOTICE TO THE MARKET

**CLARIFICATION ON THE PROPOSED DIVIDEND DISTRIBUTION**

Dear Sirs:

MARISA S.A. (Bovespa: MARI3) received on April 11, 2008 a request for clarification from the Company Monitoring Department of the São Paulo Stock Exchange (Bovespa) via Official Letter GAE/SER 845/08 that stated the following:

"In view of the call notice for the Annual and Extraordinary Shareholders' Meetings held on April, 28, 2008 and the financial statements, which states the proposal for the distribution of dividends in the amount of R$ 2,461,721.94, please inform the gross amount in R$ per share."

The proposal consists of the distribution of dividends in the amount of R$2,460,721.94, equivalent to R$0.013337 per share.

São Paulo, April 11, 2008

Paulo Sergio Borsatto
Investor Relations Officer



**Marisa S.A.**
Corporate Taxpayer's ID (CNPJ/MF): 08.262.343/0001-36

Publicly-held Company

# Notice to the Market

Marisa S.A. (BOVESPA: MARI3) hereby announces its expansion plan for the second quarter of 2008. The charts below contain further details:

**New Stores**

| Location | Sales Area ($m^2$) | Type |
|---|---|---|
| Taboão da Serra - SP | 1,225 | Mall |
| Curitiba - PR | 1,303 | Mall |
| Taubaté - SP | 1,286 | Mall |

**Store Extension and Remodeling**

| Location | Current Sales Area ($m^2$) | Sales Area after Expansion ($m^2$) | Type |
|---|---|---|---|
| Porto Alegre - RS | 1,128 | 1,462 | Street |
| Osasco - SP | 698 | 1,173 | Street |

**Closed Stores**

| Location | Sales Area ($m^2$) | Type |
|---|---|---|
| São Paulo - SP | 418 | Mall |

São Paulo, April 1, 2008

**Marisa S.A.**
Paulo Sergio Borsatto
Investor Relations Officer


RECEIVED
2008 MAY -1 A 7:44



**MARISA S.A.**

**Bovespa: MARI3**

Corporate Taxpayer ID (CNPJ/MF): 08.262.343/0001-36

Publicly Held Company

**MATERIAL FACT**

**MARISA S.A. (Bovespa: MARI3)**, pursuant to paragraph 4, art. 157 of Law 6,404/76 and CVM Instruction 358/02 and amendments, hereby informs shareholders, the general market and any interested parties that its subsidiary MARISA LOJAS VAREJISTAS LTDA. entered into with the Brazilian Development Bank (BNDES) a Financing Agreement of the "FINEM DIRECT" type to open, expand and remodel stores in the amount of R$165,131,000.00, divided into two sub-credits: **Sub-credit A:** R$81,429,000.00 for operating, expanding and remodeling stores in 2007, to be amortized in 48 monthly installments, with the first installment due in September 2008 and the last installment in August 2012; and **Sub-credit B:** R$83,702,000.00 for operating, expanding and remodeling stores in 2008, to be amortized in 48 monthly installments, with the first installment due in September 2009 and the last in August 2013. The interest rate applicable on the principal of the loans is the TJLP (long-term interest rate determined by the National Monetary Council) plus interest rate of 2.3% per annum. The financing agreement will be secured by surety bonds and was signed on February 14 of this year.

São Paulo, February 15, 2008
Paulo Sérgio Borsatto
Chief Financial and Investor Relations Officer


marisa

# Marisa S.A.

**Corporate Taxpayer ID (CNPJ/MF) 08.262.343/0001-36**
**Publicly Held Company**

## NOTICE TO THE MARKET

**Marisa announces the hiring of CREDIT SUISSE as its market maker**

**São Paulo, January 7th, 2008 - MARISA S.A.** (Bovespa: MARI3), the largest Brazilian department store chain specialized in women's clothing present in all Brazilian regions, hereby informs that, on January 7th, 2008, the Company hired CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS ("CTVM"), as its market maker to improve the liquidity of the Company's common registered shares listed on the São Paulo Stock Exchange (BOVESPA), pursuant to CVM Instruction 384/2003 and BOVESPA's Resolution 293/2003. The contract was signed for a period of 1 (one) year and is renewable for equal periods if neither MARISA nor CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS manifests their intention to the contrary.

The Company further informs that its capital stock on this date is composed of 184,503,230 common shares, of which 50,600,000 are traded at Bovespa's Novo Mercado segment, representing a free float of 27.42%.

São Paulo, January 7th, 2008

Paulo Sergio Borsatto
Investor Relations Officer


marisa

# NOTICE TO THE MARKET

## MARISA ANNOUNCES A NEW OFFICER

**São Paulo, December 6th, 2007 - MARISA S.A.** (Bovespa: MARI3), the largest Brazilian department store chain specialized in women's clothing present in all Brazilian regions, announces that since November 26th 2007, Mr. Arquimedes José Rossi Salles has been working as Financial Services and Products Officer.

For additional information, please click here.

**INVESTOR RELATIONS**
Phone: +55 (11) 2109-6269
E-mail: dri@marisa.com.br
Website: www.marisa.com.br/ri

***About Marisa:***
*With almost 60 years in business, Marisa has developed in-depth knowledge of the needs and tastes of our target customers. Marisa designs and sells at competitive prices a wide variety of products that reflect current national and international fashion trends. Marisa's products are sold primarily under its brand "Marisa" and are displayed in its stores according to "lifestyle" categories.*


marisa

# NOTICE TO THE MARKET

## MARISA ANNOUNCES THE CREATION OF AN AUDIT COMMITTEE

**São Paulo, December 5th, 2007 - MARISA S.A.** (Bovespa: MARI3), the largest Brazilian department store chain specialized in women's clothing present in all Brazilian regions, announces the creation of an Audit Committee, with the purpose to assist and advise the Board of Directors in relation to the matters provided for in the Internal Regulation of the Committee.

To access the complete document, please click here.

**INVESTOR RELATIONS**
Phone: +55 (11) 2109-6269
E-mail: dri@marisa.com.br
Website: www.marisa.com.br/ri

***About Marisa:***
*With almost 60 years in business, Marisa has developed in-depth knowledge of the needs and tastes of our target customers. Marisa design and sell at competitive prices a wide variety of products that reflect current national and international fashion trends. Marisa's products are sold primarily under its brand "Marisa" and are displayed in its stores according to "lifestyle" categories.*



marisa

# STORE INAUGURATION AND EXPANSION

PART I

FROM AUGUST 23rd 2007 TO NOVEMBER 26th 2007


marisa
On August 23rd 2007, Marisa inaugurated a new store in Rio de Janeiro city, located in the State of Rio de Janeiro
North
Northeast
Middle-West
Southeast
South
The City of Rio de Janeiro has:
6,166,142 inhabitants
13 Marisa Stores
Sales area: 1,058.5 m²
Built area: 1,446 m²
Address: Estrada do Medanha Road, 555 // Rio de Janeiro - RJ
Northwest Fluminense Region
North Fluminense Region
Middle-South Fluminense Region
Serrana Region
Médio Paraíba Region
Baixadas Litorâneas Region
Costa Verde Region
marisa



marisa
North
Northeast
Middle-West
Southeast
South
BA
marisa
The City of Salvador has:
2,750,725 *inhabitants;*
4 Marisa Stores
Sales area: 1,582 m²
Built area: 2,765 m²
Address: Avenida Centenário, 2992, Piso L2, Âncora 4. // Salvador - BA
On August 23rd 2007, Marisa expanded a store in Salvador, located in the State of Bahia


marisa
North
Northeast
Middle-West
Southeast
South
On August 23rd 2007, Marisa expanded a store in São Paulo, located in the State of São Paulo
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
PIRAPORA DO BOM JESUS
CAJAMAR
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
PAULO
SUZANO
MOGI DAS CRUZES
SALESÓPOLIS
FERRAZ DE VASCONCELOS
BIRITIBA MIRIM
COTIA
VARGEM GRANDE PAULISTA
EMBU
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
RIO GRANDE DA SERRA
EMBU-GUAÇU
JUQUITIBA
The City of São Paulo has:
11,084,101 inhabitants
31 Marisa Stores
Sales area: 1,237 m²
Built area: 1,947 m²
Address: Rua Borba Gato, 59
EUC 241/242 // São Paulo - SP



marisa
On August 28th 2007, Marisa inaugurated a new store in Campinas, located in the State of São Paulo
North
Northeast
Middle-West
Southeast
South
The City of Campinas has:
1,072,046 inhabitants
5 Marisa Stores
Sales area: 1,090 m²
Built area: 1,764 m²
Address: Rua Jacy Teixeira de Camargo, 940 Luc 253 // Campinas - SP
ENGENHEIRO COELHO
ARTUR NOGUEIRA
HOLAMBRA
SANTO ANTONIO DE POSSE
COSMOPOLIS
AMERICANA
PAULINIA
JAGUARIUNA
PEDREIRA
NOVA ODESSA
MONTE MOR
VINHEDO
ITATIBA
INDAIATUBA
marisa


marisa
North
Northeast
Middle-West
Southeast
South
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
CAJAMAR
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
BARUERI
OSASCO
SÃO PAU
POÁ
SUZANO
MOGI DAS CRUZES
FERRAZ DE VASCONCELOS
SALESÓPOLIS
BIRITIBA MIRIM
VARGEM GRANDE PAULISTA
EMBU
DIADEMA
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA

**On September 13th 2007, Marisa expanded a store in Mauá, located in the State of São Paulo**

**The city of Mauá has:**

- 421,779 inhabitants
- 1 Marisa Store

- Sales Area: 1,775 m²
- Built Area: 2,593 m²

- Address: Av. Antonia Rosa Fioravanti, 3000/3270/3380 // Mauá - SP


marisa
North
Northeast
Middle-West
Southeast
South
MA
The city of São Luis has:
● 1,018,535 inhabitants;
● 2 Marisa Stores
● Sales Area: 1,139 m²
● Built Area: 1,627 m²
● Adress: Rua Oswaldo Cruz, 132 // São Luiz - MA
On September 18th 2007, Marisa expanded a store in São Luis, located in the State of Maranhão


marisa
North
Northeast
Middle-West
Southeast
South
marisa
The city of Cuiabá has
● 551,837 inhabitants
● 1 Marisa store
● Sales Area: 2,231 m²
● Built Area: 4,067 m²
● Address: Rua Treze de Julho, 265 // Cuiabá - MT
On September 20th 2007, Marisa expanded a store in Cuiabá, located in the State of Mato Grosso


marisa
On September 20th 2007, Marisa inaugurated a new store in Curitiba, located in the State of Paraná
North
Northeast
Middle-West
Southeast
South
PR
The city of Curitiba has
1,819,116 inhabitants
4 Marisa Stores
Sales Area: 934 m²
Built Area: 1,596 m²
Address: Av. Nossa Senhora de Lourdes,63
Ljs 40 B, 41 B, 42 B // Curitiba - PR


marisa
North
Northeast
Middle-West
Southeast
South
MONTEIRO LOBATO
CAÇAPAVA
IGARATÁ
JAMBEIRO
SANTA BRANCA
PARAIBUNA
marisa

The city of São José dos Campos has

- 621,960 inhabitants
- 3 Marisa Stores

- Sales Area: 1,278 m²
- Built Area: 1,966 m²

- Address: Avenida Andromeda, 227- B // São José dos Campos - SP

**On October 4th 2007, Marisa inaugurated a new store in São José dos Campos, located in the State of São Paulo**


marisa
North
Northeast
Middle-West
Southeast
South
The city of Aparecida de Goiânia has:
474,760 inhabitants
1 Marisa Store
Sales Area: 1,139 m²
Built Area: 1,802 m²
Address: Avenida Rio Verde, Bloco 102/104 LUC 153 // Aparecida de Goiania- GO
On October 9th 2007, Marisa expanded a new store in Aparecida de Goiânia, located in the State of Goiás
GO
FERRONORTE



marisa
North
Northeast
Middle-West
Southeast
South
On October 9th 2007, Marisa inaugurated a new store in Caruaru, located in the State of Pernambuco
The city of Caruaru has:
287,544 inhabitants
1 Marisa Store
Sales Area: 1,200 m²
Built Area : 1,810 m²
Address: Avenida Adjar da Silva Casé, 800 ECL- 500 Âncora B // Caruaru - PE
PE
marisa


marisa
On October 16th 2007,
Marisa expanded a store in
São Bernardo do Campo,
located in the State of São
Paulo
North
Northeast
Middle-West
Southeast
South
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
CAJAMAR
CAIEIRAS
ARUJÁ
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
SUZANO
MOGI DAS CRUZES
SALESÓPOLIS
FERRAZ DE VASCONCELOS
BIRITIBA MIRIM
COTIA
TABOÃO DA SERRA
EMBU
ITAPECERICA DA SERRA
RIBEIRÃO PIRES
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
JUQUITIBA
marisa

The city of São Bernardo do Campo has:

- 819,620 inhabitants
- 2 Marisa Stores

- Sales Area: 892 m²
- Built Area: 1,342 m²

- Address: Samuel Sabatini Place, 200 Lj. 21 e 21 A // São Bernardo do Campo - SP


marisa
North
Northeast
Middle-West
Southeast
South
On October 16th 2007, Marisa expanded a store in São Paulo, located in the State of São Paulo
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
CAJAMAR
PIRAPORA DO BOM JESUS
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
PAULO
SUZANO
MOGI DAS CRUZES
FERRAZ DE VASCONCELOS
SALESÓPOLIS
COTIA
marisa
BIRITIBA MIRIM
EMBU
MAUÁ
RIBEIRÃO PIRES
RIO GRANDE DA SERRA
EMBU-GUAÇU
JUQUITIBA
The city of São Paulo has:
11,084,101 inhabitantes
31 Marisa Stores
Sales Area: 995 m²
Built Area: 1,602 m²
Address: Rua Dr. João Ribeiro, 304 SUC 1711/ 1712 // São Paulo - SP


marisa
North
Northeast
Middle-West
Southeast
South
marisa

On October 18th 2007, Marisa inaugurated a new store in Mossoró, located in the State of Rio Grande do Norte

**The city of Mossoró has:**

- 231,872 inhabitants
- 1 Marisa Store

- Sales Area: 1,134 m²
- Built Area: 1,904 m²

- Address: Rua João da Escócia, 1515 LUC 37 // Mossoró - RN


marisa
North
Northeast
Middle-West
Southeast
South
marisa

On October 27th 2007, Marisa inaugurated a new store in Camboriú, located in the State of Santa Catarina

The city of Camboriú has:

- 102,464 inhabitants
- 1 Marisa Store

- Sales Area: 1,214 m²
- Built Area : 1,840 m²

- Address: Avenida Santa Catarina, 01 Lj. #5 // Camboriú- SC


marisa
On October 30th 2007, Marisa expanded a store in Campo Grande, located in the city of Rio de Janeiro
North
Northeast
Middle-West
Southeast
South
The city of Rio de Janeiro has:
6,166,142 inhabitants
13 Marisa Stores
Sales Area: 1,525 m²
Built Area: 2,397 m²
Address: Rua Coronel Agostinho, 146 // Rio de Janeiro- RJ
marisa


marisa
On October 30th 2007, Marisa inaugurated a new store in Jacareí, located in the State of São Paulo
North
Northeast
Middle-West
Southeast
South
MONTEIRO LOBATO
CAÇAPAVA
SÃO JOSÉ DOS CAMPOS
IGARATÁ
JAMBEIRO
JACAREÍ
SANTA BRANCA
PARAIBUNA
marisa

The city of Jacareí has

- 214,505 inhabitants
- 1 Marisa Store

- Sales Area: 1,381 m²
- Built Area: 2,226 m²

- Address: Rua Dr. Lucio Malta, 478 // Jacareí- SP



marisa
North
Northeast
Middle-West
Southeast
South
On November 7th 2007, Marisa inaugurated a new store in São Paulo, located in the state of São Paulo
The City of São Paulo has:
● 11,084,101 inhabitants
● 32 Marisa Stores
● Sales area: 1,201 m²
● Built area: 2,372 m²
● Address: Estrada da Pedreira, gleba I, Lj.122 // São Paulo - SP
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
PIRAPORA DO BOM JESUS
CAJAMAR
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
SUZANO
MOGI DAS CRUZES
FERRAZ DE VASCONCELOS
SALESÓPOLIS
BIRITIBA MIRIM
COTIA
VARGEM GRANDE PAULISTA
EMBU
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA
marisa


marisa
North
Northeast
Middle-West
Southeast
South
The city of São José do Rio Preto has:
● 424,594 habitantes
● 2 Marisa Stores
● Sales area: 1,351 m²
● Built area: 2,125 m²
● Address: Avenida José Munia, 4775 LUC A 11 // São José do Rio Preto - SP
On November 8th 2007, Marisa inaugurated a new store in São José do Rio Preto, located in the state of São Paulo
marisa


marisa
North
Northeast
Middle-West
Southeast
South
On November 8th 2007, Marisa inaugurated a new store in São Paulo, located in the state of São Paulo
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
CAJAMAR
PIRAPORA DO BOM JESUS
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
SUZANO
MOGI DAS CRUZES
FERRAZ DE VASCONCELOS
SALESÓPOLIS
BIRITIBA MIRIM
VARGEM GRANDE PAULISTA
EMBU
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA
marisa
The City of São Paulo has:
● 11,084,101 inhabitants
● 33 Marisa Stores
● Sales area: 1,227 m²
● Built area: 2,275 m²
● Address: Rua Silva Bueno, 2404 // São Paulo - SP


marisa
North
Northeast
Middle-West
Southeast
South
On November 13th 2007, Marisa inaugurated a new store in Cubatão, located in the state of São Paulo
The City of Cubatão has:
● 122,894 inhabitants
● 1 Marisa Store
● Sales area: 1,069 m²
● Built area: 1,753 m²
● Address: Avenida Nove de Abril, 1994 // Cubatão - SP
BERTIOGA
CUBATÃO
SANTOS
GUARUJÁ
MONGAGUÁ
ITANHAÉM
marisa



marisa
North
Northeast
Middle-West
Southeast
South
On November 16th 2007, Marisa inaugurated a new store in Guaratinguetá, located in the state of São Paulo
marisa
The City of Guaratinguetá has:
114,210 inhabitants
1 Marisa Store
Sales area: 1,180 m²
Built area: 1,925 m²
Address: Avenida Juscelino Kubitschek de Oliveira, 351 - LUC 29 // Guaratinguetá-SP


On November 20th 2007, Marisa inaugurated a new store in Goiânia, located in the state of Goiás
marisa
North
Northeast
Middle-West
Southeast
South
GO
DF
FERRONORTE
marisa
The City of Goiânia has:
1,239,380 inhabitants
3 Marisa Stores
Sales area: 1,159 m²
Built area: 2,034 m²
Address: Avenida 24 de outubro, 347, Rua Rio Verde, 333 e Avenida Pará, 156 // Goiânia - GO


marisa
On November 20th 2007, Marisa inaugurated a new store in Araraquara, located in the state of São Paulo
North
Northeast
Middle-West
Southeast
South
The City of Araraquara has:
● 202,077 inhabitants
● 1 Marisa Store
● Sales area: 1,090 m²
● Built area: 1,801 m²
● Address: Rua Heitor de Souza Pinheiro, 2270 LUC 25/26 // Araraquara - SP
FERNANDO PRESTES
CANDIDO RODRIGUES
TAQUARITINGA
SANTA ERNESTINA
DOBRADA
MOTUCA
RINCÃO
BORBOREMA
MATÃO
SANTA LUCIA
AMÉRICO BRASILIENSE
IBITINGA
marisa


marisa
North
Northeast
Middle-West
Southeast
South
On November 22nd 2007, Marisa inaugurated a new store in João Pessoa, located in the state of Paraíba
The City of João Pessoa has:
683,283 inhabitants
3 Marisa Stores
Sales area: 1,361 m²
Built area: 1,485 m²
Address: Avenida Deputado Odon Bezerra , Rua 101 A/ 102 A / 103 A / 116 A / 117 A // João Pessoa - PB
PB
Patos
Sousa
Pombal
Campina Grande
Monteiro
CFN
230
110
412
marisa



marisa

PART II

FROM NOVEMBER 27th 2007 TO DECEMBER 13th 2007


marisa
North
Northeast
Middle-West
Southeast
South
MS
marisa
The City of Campo Grande has:
781,327 inhabitants
1 Marisa Store
Sales area: 1,194 m²
Built area: 2,293 m²
Address: Rua Dom Aquino, 1005 // Campo Grande - MS
On November 27th 2007, Marisa will inaugurate a new store in Campo Grande, located in the state of Mato Grosso do Sul


marisa
On November 28th 2007, Marisa will inaugurate a new store in Marília, located in the state of São Paulo
North
Northeast
Middle-West
Southeast
South
POMPEIA
MARÍLIA
VERA CRUZ
GARÇA
GÁLIA
OSCAR BRESSANE
OCAUÇU
ECHAPORÃ
LUPÉRCIO
FERNÃO
marisa
The City of Marília has:
228,217 inhabitants
1 Marisa Store
Sales area: 1,066 m²
Built area: 1,824 m²
Address: Rua Tucunarés, 500 LUC A05, Anchor 02 // Marília - SP



marisa
North
Northeast
Middle-West
Southeast
South
PE
marisa
On November 29th 2007, Marisa will expand a store in Petrolina, located in the state of Pernambuco
The City of Petrolina has:
• 266,854 inhabitants
• 1 Marisa Store
• Sales area: 1,471 m²
• Built area: 2,064 m²
• Address: Avenida Monsenhor Angelo Sampaio, Ljs. 85, 86, 87 e 88 // Petrolina - PE


marisa
On November 30th 2007, Marisa will expand a store in São Paulo, located in the state of São Paulo
North
Northeast
Middle-West
Southeast
South
SÃO PAULO
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
PIRAPORA DO BOM JESUS
CAJAMAR
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
BARUERI
OSASCO
POÁ
SUZANO
FERRAZ DE VASCONCELOS
MOGI DAS CRUZES
SALESÓPOLIS
BIRITIBA MIRIM
VARGEM GRANDE PAULISTA
EMBU
SANTO ANDRÉ
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
SÃO BERNARDO DO CAMPO
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA

**The City of São Paulo has:**

- 11,084,101 inhabitants
- 33 Marisa Stores

- Sales area: 1,315 m²
- Built area: 2,837 m²

- Address: Rua Teodoro Sampaio, 2382 e 2394 // São Paulo - SP



marisa
On November 30th 2007, Marisa will inaugurate a new store in Salvador, located in the state of Bahia
North
Northeast
Middle-West
Southeast
South
BA
The City of Salvador has:
● 2,750,725 inhabitants
● 5 Marisa Stores
● Sales area: 1,181 m²
● Built area: 1,371 m²
● Address: Av. Tancredo Neves 148, Lj 2B // Salvador - Bahia


marisa
On December 4th 2007, Marisa will expand a store in Praia Grande, located in the state of São Paulo
North
Northeast
Middle-West
Southeast
South
The City of Praia Grande has:
● 254,525 inhabitants
● 1 Marisa Store
● Sales area: 1,358 m²
● Built area: 2,020 m²
● Address: Avenida Ayrton Senna da Silva, 1511, Lj. 29 a 31 // Praia Grande - SP
BERTIOGA
CUBATÃO
SANTOS
GUARUJÁ
PRAIA GRANDE
MONGAGUÁ
PERUÍBE



marisa
North
Northeast
Middle-West
Southeast
South
The City of Belo Horizonte has:
● 2,420,767 inhabitants
● 5 Marisa Stores
● Sales area: 1,310 m²
● Built area: 1,942 m²
● Belo Horizonte - MG
On December 4th 2007, Marisa will inaugurate a new store in Belo Horizonte, located in the State of Minas Gerais
MG



marisa
North
Northeast
Middle-West
Southeast
South
On December 4th 2007, Marisa will inaugurate a new store in Ferraz de Vasconcelos, located in the state of São Paulo
The City of Ferraz de Vasconcelos has:
182,433 inhabitants
1 Marisa Store
Sales area: 1,185 m²
Built area: 1,881 m²
Ferraz de Vasconcelos - SP
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
CAJAMAR
PIRAPORA DO BOM JESUS
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
GUARAREMA
SUZANO
MOGI DAS CRUZES
SALESÓPOLIS
BIRITIBA MIRIM
COTIA
VARGEM GRANDE PAULISTA
EMBU
DIADEMA
SÃO BERNARDO DO CAMPO
RIBEIRÃO PIRES
RIO GRANDE DA SERRA
ITAPECERICA DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA


marisa
On December 4th 2007, Marisa will inaugurate a new store in Niterói, located in the state of Rio de Janeiro
North
Northeast
Middle-West
Southeast
South
The City of Niterói has:
478,186 inhabitants
2 Marisa Stores
Sales area: 1,097 m²
Built area: 1,760 m²
Niterói - RJ
Northwest Fluminense Region
North Fluminense Region
Middle-South Fluminense Region
Serrana Region
Médio Paraíba Region
Baixadas Litorâneas Region
Costa Verde Region
marisa



marisa
North
Northeast
Middle-West
Southeast
South
On December 4th 2007, Marisa will inaugurate a new store in Guarujá, located in the State of São Paulo
The City of Guarujá has:
311,550 inhabitants
1 Marisa Store
Sales area: 1,166 m²
Built area: 1,672 m²
Guarujá - SP
BERTIOGA
CUBATÃO
MONGAGUÁ
ITANHAÉM



marisa
North
Northeast
Middle-West
Southeast
South
BA


**The City of Salvador has:**

- 2,750,725 inhabitants
- 5 Marisa Stores

- Sales area: 1,150 m²
- Built area: 1,580 m²

- Address: Rua Portão da Piedade, 155, Espaço C-1 // Salvador - BA

**On December 6th 2007, Marisa will expand a store in Salvador, located in the State of Bahia**


marisa
North
Northeast
Middle-West
Southeast
South
On December 6th 2007, Marisa will inaugurate a new store in Natal, located in the State of Rio Grande do Norte
The City of Natal has:
801,254 inhabitants
3 Marisa Stores
Sales area: 1,091 m²
Built area: 1,759 m²
Natal - RN


marisa
North
Northeast
Middle-West
Southeast
South
BA
The City of Itabuna has:
● 205,798 inhabitants
● 1 Marisa Store
● Sales area: 1,111 m²
● Built area: 1,676 m²
● Itabuna - BA
On December 7th 2007, Marisa will inaugurate a new store in Itabuna, located in the State of Bahia



marisa
North
Northeast
Middle-West
Southeast
South
BA


**The City of Feira de Santana has:**

- 543,312 inhabitants
- 1 Marisa Store

- Sales area: 1,173 m²
- Built area: 1,765 m²

- Feira de Santana - BA

**On December 7th 2007, Marisa will inaugurate a new store in Feira de Santana, located in the State of Bahia**



marisa
North
Northeast
Middle-West
Southeast
South
GO
FERRONORTE
The City of Brasília has:
● 2,437,038 inhabitants
● 3 Marisa Stores
● Sales area: 2,315 m²
● Built area: 2,946 m²
● Brasília - DF
On December 11th 2007, Marisa will inaugurate a new store in Brasilia, located in Distrito Federal



marisa
North
Northeast
Middle-West
Southeast
South
On December 13th 2007, Marisa will expand a new store in São Caetano do Sul, located in the State of São Paulo
The City of São Caetano has:
131,732 inhabitants
1 Marisa Store
Sales area: 1,107 m²
Built area : 1,695 m²
Address: Rua Manoel Coelho, 316 e 320 // São Caetano do Sul -SP
FRANCISCO MORATO
FRANCO DA ROCHA
MAIRIPORÃ
SANTA ISABEL
PIRAPORA DO BOM JESUS
CAJAMAR
CAIEIRAS
ARUJÁ
SANTANA DE PARNAÍBA
GUARULHOS
ITAQUAQUECETUBA
GUARAREMA
SÃO PAULO
SUZANO
MOGI DAS CRUZES
FERRAZ DE VASCONCELOS
SALESÓPOLIS
BIRITIBA MIRIM
VARGEM GRANDE PAULISTA
EMBU
SANTO ANDRÉ
MAUÁ
RIBEIRÃO PIRES
ITAPECERICA DA SERRA
SÃO BERNARDO DO CAMPO
RIO GRANDE DA SERRA
SÃO LOURENÇO DA SERRA
EMBU-GUAÇU
JUQUITIBA


marisa
North
Northeast
Middle-West
Southeast
South
On December 13th 2007, Marisa will inaugurate a new store in Campina Grande, located in the State of Paraíba
The City of Campina Grande has:
382,990 inhabitants
1 Marisa Store
Sales area: 1,214 m²
Built area: 1,828 m²
Campina Grande - PB
PB
Patos
Pombal
Sousa
Uiraúna
Antenor Navarro
Cajazeiras
Itaporanga
Piancó
Tavares
Conceição
Princesa Isabel
S.João do Cariri
Monteiro
Bodongo
Itabaiana
Remígio
Mamanguape
S.Rita
Juripiranga
Timbaúba
CFN
marisa


marisa

# NOTICE TO THE MARKET

### MARISA GIVES DETAILS ON THE DISTRIBUTION OF 42 STORES

**São Paulo, November 27th, 2007 - MARISA S.A.** (Bovespa: MARI3), the largest Brazilian department store chain specialized in women's clothing present in all Brazilian regions, provides details on the distribution of 42 stores that have been or will be inaugurated or expanded in the period from August 2007 to December 13, 2007, as presented on the Notice to the Market released on November 27, 2007. Of the 42 stores presented, 30 are located in malls and 12 in street locations.

**INVESTOR RELATIONS**
Phone: +55 (11) 2109-6269
E-mail: dri@marisa.com.br
Website: www.marisa.com.br/ri

***About Marisa:***

*With almost 60 years in business, Marisa has developed in-depth knowledge of the needs and tastes of our target customers. Marisa design and sell at competitive prices a wide variety of products that reflect current national and international fashion trends. Marisa's products are sold primarily under its brand "Marisa" and are displayed in its stores according to "lifestyle" categories.*


RECEIVED


marisa


marisa

# Announcement of Closure of Public Offering of Common Shares Issued by

# MARISA S.A.

Authorized Capital Publicly-Held CompanyCorporate Taxpayer's ID (CNPJ/MF) 08.262.343/0001-38
Rua James Holland, 422 - São Paulo - SP


MARI3
NOVO
MERCADO

Trading Symbol on BOVESPA's "Novo Mercado": MARI3
ISIN Code: BRMARIACNOR7

Marisa S.A. ("Company"), Banco de Investimentos Credit Suisse (Brasil) S.A. ("Lead Manager", for the purposes of CVM Rule 400, as defined below) and Banco UBS Pactual S.A. ("UBS Pactual" and, jointly with the Lead Manager, "Offering Coordinators"), announce the closure of the public offering of 44,000,000 non-par, registered, book-entry, common shares, free and clear of any lien or encumbrance, issued by the Company ("Shares" and "Offering"). Furthermore, on November 19, 2007, UBS Pactual fully exercised the greenshoe option granted thereto by the Company to subscribe an additional 15% of the Shares initially offered, comprising 6,600,000 new Shares ("Greenshoe Shares"), pursuant to article 24 of CVM Rule 400, in order to meet the excess demand verified during the Offering ("Greenshoe Option"). In total, including Greenshoe Shares, 50,600,000 Shares were offered to the public at R$10.00 per share ("Price per Share"), amounting to:

**R$506,000,000.00**

The offering was held in Brazil, on the non-organized over-the-counter market, pursuant to Rule 400 of the Securities and Exchange Commission of Brazil ("CVM"), as of December 29, 2003, and amendments thereto ("CVM Rule 400").
There were also share placement efforts abroad by means of investment mechanisms regulated by the Brazilian Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission of Brazil. In the United States of America, the offer was made to Qualified Institutional Buyers, as defined in Rule 144A, issued by the Securities and Exchange Commission ("SEC"), in operations exempted from registration pursuant to the provisions of the Securities Act of 1993 ("Securities Act") and regulations issued supported by the Securities Act and, in other countries other than the United States of America and in Brazil, to non U.S. Persons as defined in Regulation S issued by the SEC, pursuant to the procedures set forth in Regulation S and in accordance with the laws in force in the country of domicile of each investor, therefore, the request and obtainment of any registration of issuance or placement of Shares abroad is not required, including from the SEC.
In the issues of new Shares by the Company, the preemptive right of its current shareholders was excluded, pursuant to Article 172, item I, of Law 6,404 of December 15, 1976 and amendments thereto ("Brazilian Corporation Law"), and these issues have been performed within the limit of authorized capital provided for in its Bylaws.
The Offering, and the determination of the amount of Shares, the purpose of the Offering, were approved by the Company's Board of Directors Meeting of October 3, 2007, as per the minutes published in the newspaper *Valor Econômico* on October 4, 2007 and in the Official Gazette of the State of São Paulo on October 5, 2007. The capital increase, excluding the preemptive right of the Company's current shareholders, as well as the Price per Share were resolved by the Company's Board of Directors in a meeting held on 'ober 19, 2007, as per the minutes published in the newspaper *Valor Econômico* and the Official Gazette of the State of São Paulo on October 20, 2007. The capital increase .ted to the full exercise of the Greenshoe Option was resolved by the Company's Board of Directors on November 19, 2007, as per the minutes published in the newspaper *Valor Econômico* and in the Official Gazette of the State of São Paulo on November 22, 2007.
**The Offering was previously submitted to CVM and registered under CVM/SRE/REM/2007/060, on October 19, 2007.**
The financial institution retained by the Company to provide bookkeeping services for the Shares is Banco Bradesco S.A.
The final Offering data are as follows:

| Type of Investors | Number of buyers | Amount of Shares |
|---|---|---|
| Individuals | 13,012 | 4,300,096 |
| Investment Clubs | 165 | 221,388 |
| Investment Funds | 176 | 13,421,642 |
| Private Pension Institutions | 6 | 21,261 |
| Insurance Companies | 0 | 0 |
| Qualified Foreign Investors* | 139 | 32,283,346(1) |
| Intermediary Institutions Participating in the Offering Consortium | 0 | 0 |
| Financial Institutions Related to the Company and/or to the Lead Manager and/or to the Contracted Coordinator and/or to Associate Brokerage Houses | 0 | 0 |
| Other Financial Institutions | 2 | 125,000 |
| Other Legal Entities Related to the Company and/or to the Lead Manager and/or to the Contracted Coordinator and/or to the Associate Brokerage Houses | 0 | 0 |
| Other Legal Entities | 232 | 228,960 |
| the Associate Brokerage Houses | 0 | 0 |
| Joint Bookrunners in the Exercise of Firm Commitment of Settlement of Shares | 0 | 0 |
| Other | 1 | 300 |
| Shares repurchased within the Scope of the Stabilization Activities | 0 | 0 |
| Total of the Offering | 13,733 | 50,600,000 |

* (1) Includes 1,810,000 shares acquired by Credit Suisse Securities (Europe) Limited used as a hedge for share derivative operations abroad and 100,000 shares acquired by UBS AG, London branch, in foreign derivative operations (total return swap), having these shares as reference.

UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., in compliance with the provisions in the Private Instrument of Price Stabilization Services Agreement of Common Shares Issued by Marisa S.A., entered into on October 18, 2007, announces that, within the scope of the stabilization efforts, 350,000 common shares issued by the Company were acquired and 350,000 common shares issued by the Company were sold.

**"This announcement is exclusively informative. It is not an offer to sell securities."**

"This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered in the 4th Office of Registration of Securities and Documents of the County of São Paulo, State of São Paulo, under no. 4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and any responsibility for the referred information, for the quality of the issuer and/or offerers, of the participant institutions and of the securities that are the object of the public offering/program, is not incumbent upon ANBID."

Offering Coordinators

Lead Manager

CREDIT SUISSE


UBS Pactual

Contracted Coordinators

HSBC

Safra

Associate Brokerage Houses

































HSBC


marisa

**Announcement of Commencement of the Primary Public Offering of Common Shares Issued by**

# MARISA S.A.

Authorized Capital Publicly-held Company- CNPJ/MF 08.262.343/0001-36
São Paulo, SP

Trading Symbol on BOVESPA "Novo Mercado": MARI3
ISIN Code: BRMARIACNOR7



Marisa S.A. ("Company"), headquartered at Rua James Holland, 422, Banco de Investimentos Credit Suisse (Brasil) S.A. ("Lead Manager", for the purposes of CVM Rule 400, defined below) and Banco UBS Pactual S.A. ("UBS Pactual" and, jointly with the Lead Manager, "Offering Coordinators"), announce, pursuant to the Securities and Exchange Commission of Brazil ("CVM") Rule 358, as of January 3, 2002, as amended, and article 52 of CVM Rule 400, as of December 29, 2003, as amended ("CVM Rule 400"), the start of the primary public offering of initially, 44,000,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the Company ("Shares"), at the price of R$10.00 per Share ("Price per Share"), totaling: R$440,000,000.00, held in Brazil, the non-organized over-the-counter market, by means of coordination of the Offering Coordinators, pursuant to CVM Rule 400, and also efforts to place Shares abroad, pursuant to item 2.2 below ("Offering"). In the issue of new common shares by the Company, the preemptive right shall be excluded from its current shareholders, pursuant to article 172, section I, of Law 6,404, as of December 15, 1976 and further amendments ("Brazilian Corporation Law"), and such issue shall occur within the limit of authorized capital provided for in its Bylaws.

## 1. COMPANY DATA

1.1. Company's Purpose. Pursuant to its Bylaws, the Company's purpose is: organization, interest and management, under any form, in companies and businesses of any nature, in the capacity as partner or shareholder.

For further information on the Company, including its operation area, its activities and its economic-financial condition, read the Final Prospectus of the Primary Public Distribution of Common Shares Issued by Marisa S.A. ("Final Prospectus"), available on the locations indicated in item 7.3 below.


marisa

## 2. CHARACTERISTICS OF THE OFFER

2.1. Share Placement Ruling. Pursuant to the terms of the Private Instrument of Offering of Common Shares Issued by Marisa S.A. ("Offering Agreement"), entered into between the Company, the Offering Coordinators and the Brazilian Clearing and Depositary Corporation ("CBLC"), in the capacity as consenting intervening party, pursuant to CVM Rule 400, the Offering Coordinators, with the participation of certain financial institutions pertaining to the securities offering system contracted by the Offering Coordinators ("Contracted Coordinators" or, as the case may be, "Associate Brokerage Houses" and, jointly with the Offering Coordinators, "Institutions Participating in the Offering"), shall distribute in Brazil the Shares, subject-matter of the Offering, pursuant to CVM Rule 400, on the non-organized over-the-counter market, under the firm commitment of severally and non-jointly settlement (as defined below), pursuant to the Offering Agreement.

2.2. Shares Placement Efforts Abroad mediated by Credit Suisse Securities (USA) LLC and UBS Securities LLC ("International Placement Agents"), shares placement efforts shall be endeavored, exclusively abroad, by means of investment mechanisms regulated by the Brazilian Monetary Council ("CMN"), Central Bank of Brazil ("BACEN") and CVM, for Qualified Institutional Buyers, as defined in 144A Rule issued by U.S. Securities and Exchange Commission ("*SEC*"), in registration-exempted operation pursuant to provisions in the Securities Act of 1933 ("*Securities Act*") and rules issued supported by Securities Act and, in other countries, except for Brazil and the United States of America, for non U.S. Persons, pursuant to procedures provided for in the S Regulation issued by SEC, observing the prevailing laws in the country of domicile of each investor and in accordance with the international distribution agreement, entered into between the Company, and the International Placement Agents ("Placement Facilitation Agreement"). These placement efforts will be endeavored only by means of a Preliminary Offering Memorandum and a Final Offering Memorandum. None shares offering in the United States of America or in other country rather than Brazil is being or will be conducted based on the Definitive Offering Memorandum.

The shares, purpose of the sales efforts abroad by the International Placement Agents will be mandatorily subscribed, paid and settled in Brazil with the Offering Coordinators.

2.3. Greenshoe Shares. The total amount of Shares may be accrued of an overallotment of up to 6,600,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the


marisa

Company ("Greenshoe Shares"), corresponding to up to 15% of the total Shares, as per option for the subscription of these Greenshoe Shares granted by the Company to UBS Pactual, under same conditions and price of Shares initially offered, pursuant to article 24 of CVM Rule 400, which shall be destined to meet an eventual excess of demand to be verified during the Offering ("Greenshoe Option"). The Greenshoe Option may be exercised by UBS Pactual, after notification to the Lead Manager, provided that the decision on the overallotment of shares upon pricing of the Offer has been taken by common agreement of the Offering Coordinators, as aforementioned, within no later than 34 days as of the date of execution of the Offering Agreement, inclusive.

2.4. Additional Shares. The option of increasing the total amount of Shares of the Basis Offer was not exercised, as provided for in article 14, paragraph 2 of CVM Rule 400 ("Additional Shares").

2.5. Firm Commitment of Settlement. The firm commitment of settlement consists of the severally and non-jointly settlement of the Offering Coordinators in subscribing, on the Settlement Date, should all Shares are not fully settled on the Settlement Date (as defined below), by Price per Share (as defined below), the totality of balance resulting from the difference (a) between the amount of Shares, subject-matter of the firm commitment of severally and non-jointly settlement provided by the Offering Coordinators, pursuant to the Offering Agreement, and (b) the amount of Shares effectively placed on the market and paid by investors. This severally and non-jointly commitment became binding upon the conclusion of the Bookbuilding Procedure (defined below) and the signature of the Offering Agreement. In the event of exercise of firm commitment of severally and non-jointly settlement, and subsequent resale of Share to the public by the Offering Coordinators until the publication of the Announcement of Closure of Primary Public Offering of Common Shares Issued by Marisa S.A. ("Announcement of Closure"), the resale price shall be the Shares market price, limited to the Price per Share (as defined below), except for the stabilization activities contracted by the Company by means of execution of the Private Instrument of Price Stabilization Services Agreement for Common Shares Issued by Marisa S.A. ("Stabilization Agreement"), which was approved by São Paulo Stock Exchange - BVSP ("BOVESPA") and by CVM.

2.6. Rights, Advantages and Restrictions of Shares. The Shares grant to its titleholders the rights, the advantages and the restrictions deriving from the Brazilian Corporation Law, the BOVESPA "Novo Mercado" Listing Rules and the Company's Bylaws ("Bylaws"), among which we point out the following: (i) voting right in the Company's general meetings, and each Share shall correspond to one vote; (ii) right to mandatory minimum dividend, in each fiscal year, corresponding to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporation Law; (iii) right to sell their shares, under the same conditions ensured to the selling

controlling shareholder, in the event of disposal, directly or indirectly, on a remunerated basis of Company's control, both by means of a single operation, and by means of successive operations (100% price tag along); (iv) right to sell their shares in a public offering to be performed by the controlling shareholder or by the Company, in the event of deregistering as a publicly-held company and only by the controlling shareholder in the event of delisting from the "Novo Mercado", at least, by its respective economic value assessed by means of preparation of appraisal report by independent and specialized company, with proven experience and elected by the meeting of shareholders owning outstanding shares, derived from a three-name list submitted by the Board of Directors, and the costs to prepare said report must be fully borne by the offeror; and (v) full right to dividends and other rights related to shares to be declared by the Company as of the Settlement Date.

2.7. Target Public of the Offer. The Offer is destined, in the Retail Offer (as defined below) to Non-Institutional Investors (as defined below), and, in the Institutional Offer (as defined below), to Institutional Investors (as defined below).

2.8. Price per Share. The Price per Share is of R$10.00. The Price per Share was established based on the outcome of the Bookbuilding Procedure ("Bookbuilding Procedure"), using as parameter the indications of interest in view of demand (by volume and price), collected with Institutional Investors, conducted by the Offering Coordinators in Brazil and abroad, of Institutional Investors, pursuant to article 44 of CVM Rule 400, and pursuant to article 170, section III of paragraph 1 of the Brazilian Corporation Law. An excess of demand higher than one third of Shares (excluding the Greenshoe Shares) was verified, and thus the placement was not be allowed by the Offering Coordinators or by Contracted Coordinators of Shares for Institutional Investors who are Binding Parties (as defined below), and the investment intentions made thereby were automatically cancelled.

2.8.1. The selection of market price criterion in order to determine the Price per Share by means of Bookbuilding Procedure is justified due to the fact that such criterion reflected the amount by which the Institutional Investors showed their intentions to subscribe and/or acquire Shares within the scope of the Offering. The Non-Institutions Investors who adhered to the Retail Offer did not take part in the Bookbuilding Procedure and, therefore, in the process to determine the Price per Share.

2.9. Term of the Offer. The term for the offering of shares within the scope of the Offering is up to six (6) months as of the date of publication of this Announcement of Commencement of the Public Primary Offering of Common Shares Issued by Marisa S.A. ("Announcement of Commencement"), inclusive, pursuant to article 18 of CVM Rule 400, or until the date of publication of the Announcement of Closure, which occurs first.


marisa

2.9.1. The conclusion of the Offering and its results will be announced by means of publication of the Announcement of Closure, pursuant to article 29 of CVM Rule 400.

2.9.2. The Offering Coordinators will have up to three (3) business days, as of the date of publication of this Announcement of Commencement to carry out the placement of Shares initially offered ("Placement Period").

2.10. Settlement Date. The physical and financial settlement of the Offering, disregarding the Greenshoe Shares, shall take place on the last day of the Placement Period ("Settlement Date"). The physical and financial settlement of Greenshoe Shares will take place on the third (3rd) business day as of the date of exercise of the Greenshoe Option, if any.

2.11. Price Stabilization. UBS Pactual, by means of UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., may perform price stabilization activities for the common shares issued by the Company, within no later than thirty (30) days as of the start date of negotiations of Shares on BOVESPA, inclusive, estimated to occur on the business day following the publication of this Announcement of Commencement, by means of purchase and sale operations of common shares issued by the Company, pursuant to applicable legal provisions and the Stabilization Agreement.

## 3. OFFERING PROCEDURE

3.1. Schedule. The Offering started after the granting of the offering registration by CVM, the publication of this Announcement of Commencement and the availability of the Definitive Offering Memorandum.

| Order of Events | Events | Estimated Date (1) |
|---|---|---|
| 1 | Publication of notice to the market (excluding Associate Brokerage Houses' logotype)<br>Preliminary Prospectus is available<br>Roadshow starts<br>Bookbuilding procedure starts | October 3, 2007 |
| 2 | Publication of notice to the market (including Brokerage Houses' logotype)<br>Booking Period starts | October 10, 2007 |
| 3 | End of Booking Period for Non-Institutional Investors | October 17, 2007 |
| 4 | Conclusion of Roadshow<br>Conclusion of Bookbuilding Procedure<br>Price per Share is determined<br>Board of Directors Meetings of Marisa S.A. – approval of Price per Share<br>Signature of the Offering Agreement and the Placement Facilitation Agreement<br>Term to exercise the Greenshoe Option starts | October 18, 2007 |
| 5 | The Offering Registration is obtained with CVM<br>Publication of the Announcement of Commencement<br>Final Prospectus is available | October 19, 2007 |
| 6 | Shares purpose of the Offering start to be traded on Bovespa | October 22, 2007 |



| 7 | Offering Settlement Date | October 24, 2007 |
|---|---|---|
| 8 | Term to exercise the Greenshoe Option ends | November 20, 2007 |
| 9 | Settlement Date of Greenshoe Shares | November 22, 2007 |
| 10 | Publication of Announcement of Closure | November 26, 2007 |

(1) All estimated future dates are merely indicative and are subject to changes and postponements.

3.2. Form and Place of Offering. The Institutions Participating in the Offering will perform the offering of Shares to Non-Institutional Investors and to Institutional Investors, pursuant to CVM Rule 400, observing the share dilution effort provided for in the "Novo Mercado" Listing Rules and the provisions below.

3.3. Retail Offering. The amount of, at least, 10% and, at most, 20% of Shares, not taking into account the Greenshoe Shares, will be mainly destined to the public offering with individuals and legal entities, resident and domiciled in Brazil, who are not deemed as Institutional Investors, and investment clubs registered at BOVESPA, in both cases having made an advanced booking request by completing a specific form aiming the subscription of Shares ("Booking Request"), observing, for these investors, the minimum investment amount of R$3,000.00 and the maximum investment amount of R$300,000.00 ("Retail Offering", "Non-Institutional Investors", respectively).

Besides the Offering Coordinators and the Contracted Coordinators, the Associate Brokerage Houses adhering to the Offering Agreement by means of execution of the statement of adhesion to the Offering Agreement with the Offering Coordinators may also carry out the offering of Shares, purpose of the Retail Offering.

The Non-Institutional Investors interested in making the Booking Request were recommended to carefully read the terms and conditions set forth in the Booking Requests, especially in what concerns the procedures related to the settlement of the Offer, as well as information contained in the Preliminary Prospectus.

3.3.1. Booking Period. The Non-Institutional Investors were granted the term started on October 10, 2007 and ended on October 17, 2007, inclusive, to make the respective Booking Requests. The Non-Institutional Investors who are, i.e., (i) managers or controllers of the Company, (ii) managers or controllers of the Institutions Participating in the Offer, (iii) other parties binding upon the Offer, or (iv) spouses or partners, ascendants, descendents and collaterals up to the second degree of kinship of each one of the persons referred to in items (i), (ii) or (iii) previous ones ("Binding Parties"), had to declare their condition as Binding Party and had their Booking Requests cancelled by the Institution Participating in the Offering, which received the respective Booking Request, for the excess of demand was verified exceeding 1/3 of Shares, excluding the Greenshoe Shares.


marisa

3.3.2. Retail Offering Procedures. The Booking Requests were made by Non-Institutional Investors, on an irrevocable and irresible basis, observing the provision in items (e), (g), (h), (i) and (j) below, by completing it at any of the Institutions Participating in the Offer, in accordance with the following conditions:

a. each of the Non-Institutional Investors may provide its Booking Request with a single Participant of the Offer, at the Institutions Participating in the Offering by completing a specific form, within the Booking Period, observing the minimum investment limit of R$3,000.00 and the maximum limit of R$300,000.00 by Non-Institutional Investor, and these investors could determine in the Booking Request, the maximum price per Share, as condition for efficacy of its Booking Request, as provided for in paragraph 3 of article 45 of CVM Rule 400;

b. in the assumption the totality of Booking Requests made by Non-Institutional Investors does not exceed the totality of Shares destined to the Retail Offering, excluding the Greenshoe Shares, no apportionment will occur, and all Non-Institutional Investors are fully answered in all their bookings. Any unsold shares in the lot originally allocated to Non-Institutional Investors will be destined to the Institutional Offering;

c. in the assumption of the totality of Booking Requests made by Non-Institutional Investors exceeds the totality of Shares destined to the Retail Offering, excluding the Greenshoe Shares, the Shares will be apportioned among all the Non-Institutional Investors who made the Booking Request, whereas (i) until the limit of R$5,000.00, inclusive, the apportionment criterion will be the equal and successive division of Shares among all the Non-Institutional Investors, limited to the individual amount of each one of the Booking Requests and to the total amount of Shares; and (ii) once met the apportionment outlined in item (i) above, the Shares destined to remaining Non-Institutional Investors will be prorated proportionally to the amount of each Booking Request among all the Non-Institutional Investors, excluding the fractions of Shares. Optionally, the Offering Coordinators may increase the amount of Shares destined to the Retail Offering, up to the maximum limit of 20% of Shares, excluding the Greenshoe Shares, so that Booking Requests in excess provided by Non-Institutional Investors may be fully or partially answered, and in the event of partial answer, the apportionment criterion outlined in this item (c) will be observed;

d. until 4:00 pm of the business day immediately following the date of publication of the Announcement of Commencement, each Institution Participating in the Offering shall inform those Non-Institutional Investors about from whom it has received the Booking Requests about the amount of Shares to be subscribed thereby and the amount to be paid in view of such subscription, by means of its respective email, or in the lack thereof, by phone or correspondence. The payment will be limited to the


marisa

amount of Booking Request, except for eventual apportionment, as provided for in item (c) above;

e. the Non-Institutional Investor shall pay the amount indicated in item (d) above to the Institution Participating in the Offering with which it has made its respective Booking Request, with available funds, until 10:30 am of the Settlement Date. In the lack of prompt payment and observing the item (l) below, the Booking Request may be cancelled by the Institution Participating in the Offering with which the Booking Request has been made;

f. on the Settlement Date, after verifying that the Company deposited the Shares purpose of the Offering with the custody service of CBLC and once confirmed the credit corresponding to the product of distribution of Shares in the settlement account of CBLC, CBLC, on behalf of each of the Institutions Participating in the Offering which received the Booking Request, will deliver to each Non-Institutional Investor with which it has booked, the amount of Shares corresponding to the ratio between the intended investment amount mentioned in the Booking Request and the Price per Share, except for the possibilities of waiver and cancellations provided for in items (e) above and (g), (h), (i) and (j) below, respectively, and the eventual apportionment provided for in item (c) above. Should this ratio results in fraction of Share, the investment amount will be limited to the amount corresponding to the highest whole number of Shares;

g. in the assumption the Price per Share is higher than the maximum price per Share informed in the Booking Request, the Booking Request will be automatically cancelled and the amount eventually deposited by Non-Institutional Investor will be refunded to each one of them;

h. in the event (i) a material discrepancy is verified between the information contained in the Preliminary Prospectus and the information contained in the Final Prospectus substantially altering the risk assumed by Non-Institutional Investor or its investment decision; (ii) the Offering is suspended, pursuant to article 20 of CVM Rule 400; and/or (iii) the Offering is modified, pursuant to article 27 of CVM Rule 400, the Company, and the Offering Coordinators will include in the Announcement of Commencement and/or announcement of rectification, as the case may be, the information that the Non-Institutional Investor may waive the Booking Request after the publication of Announcement of Commencement and/or announcement of rectification, as the case may be. In this assumption, the Non-Institutional Investor shall inform, in writing, its decision to waive the Booking Request to the Institution Participating in the Offering to have received the respective Booking Request (by means of email, fax or correspondence sent to the address of the Institution Participating in the Offering, as per data below) until 3:00 pm of the fifth ($5^{th}$) business day following the date of publication of this Announcement of Commencement and/or announcement of rectification, pursuant


marisa

to the terms of the respective Booking Request, which will be then cancelled by respective Institution Participating in the Offering. Should the Non-Institutional Investor do not inform, in writing, its decision to waive the Booking Request until the established date and time, it shall provide the payment for the subscription of Shares, purpose of its Booking Request;

i. in the assumption of not occurring the conclusion of the Offering, the termination of the Offering Agreement, or, also, in any other assumption of return of Booking Requests in view of express legal or regulatory provision, the Booking Requests will be automatically cancelled and the Lead Manager will announce the cancellation of the Offering to the Non-Institutional Investors who made the Booking Requests, including by means of publication of notice to the market;

j. in the assumption of non-compliance by any of the Contracted Coordinators or the Associate Brokerage Houses, of any of the rules of conduct provided for in the regulation applicable to the Offering, including but not limited to those provided for in CVM Rule 400 and, specifically, in the assumption of improper disclosure on the media during the black-out period, as provided for in article 48 of CVM Rule 400, such Contracted Coordinator or Associate Brokerage House will no longer compose the group of financial institutions responsible for the placement of Shares within the scope of the Offering, by which all the Booking Requests received will be cancelled. The Contracted Coordinator or the Associate Brokerage House referred to in this item (j) shall immediately inform the Non-Institutional Investors with which it has made the Booking Request about said cancellation;

k. should the Non-Institutional Investor have already provided the payment pursuant to item (e) above and waive the Booking Request pursuant to item (h) or have his Booking Request cancelled pursuant to items (e), (g), (i) and (j) above, the amounts deposited will be refunded not bearing interest or monetary restatement, no reimbursement and deducted, should the rate is higher than zero, of amounts related to the Provisional Contribution on Financial Transactions ("CPMF") levy, within five (5) business days respectively as of the cancellation request of the Booking Request or the cancellation of the Offering and/or Booking Request;

l. the Non-Institutional Investor was advised to check with the Associate Brokerage House of his preference, before making the Booking Request, if such Associate Brokerage House will require, at its exclusive discretion, the maintenance of funds in checking account or investment account opened and/or held in such Associate Brokerage House, for the purposes of guarantee of the Booking Reserve, as well as other conditions related to the account held with said brokerage house; and

m. the Non-Institutional Investors shall subscribe the Shares by means of payment in cash, in domestic currency, in accordance with the procedure mentioned above.


marisa

3.4. Institutional Offering. The institutional offering is destined to individuals and legal entities and investment clubs registered at BOVESPA, in relation to their specific investment orders referring to amounts exceeding R$300,000.0, investment funds, managed portfolios, pension funds, assets management companies registered at CVM, entities authorized to operate by BACEN, collective investment entities destined to investments in securities portfolio registered at CVM and/or at BOVESPA, insurance companies, supplementary private pension entities and savings bonds entities and certain investors resident abroad and investing in Brazil according to the rules of CMN Resolution 2,689, as of January 26, 2000, as amended ("CMN Resolution 2,689"), and CVM Rule 325, dated January 27, 2000, as amended ("CVM Rule 325"), or, also, pursuant to the direct foreign investment rules of Law 4,131, dated September 27, 1962, as amended ("Institutional Offering", "Institutional Investors", "Law 4,131", respectively).

The Institutional Investors shall provide the payment of Shares, by means of payment in cash, in domestic currency, upon the subscription and/or acquisition of Shares.

The Shares, after complying with the Booking Requests of Non-Institutional Investors as outlined above, shall be offered to the Institutional Investors. Advanced bookings were not accepted for Institutional Investors, and there will not be minimum or maximum investment amounts, except for individuals and certain legal entities, besides investment clubs, the investment amounts of which shall exceed R$300,000.00 in order to be deemed as Institutional Investors.

Should the amount of Shares, purpose of orders received from Institutional Investors during the Bookbuilding Procedure exceed the total of remaining Shares after answering the Booking Requests of Non-Institutional Investors, will have priority in the answer of their respective orders those Institutional Investors, who, at the discretion of Offering Coordinators, and the Company better fulfill the purpose of the Offering of creating a diversified basis of shareholders composed of investors with different assessment criteria over the outlook, over time, of the Company, its performance area and the Brazilian and international macroeconomic conditions.

The Offering Coordinators, with the express consent of the Company, prepared Shares offering plan, pursuant to article 33, paragraph 3 of CVM Rule 400, which took into account the creation of a diversified base of shareholders, the relations of the Company, and the Offering Coordinators with their clients and other trading or strategic considerations, observing that the Offering Coordinators shall ensure the conformity of investment with the risk profile of their clients, as well as the fair and equitable treatment to investors.


marisa

Excess of demand higher than one third of Shares, excluding the Greenshoe Shares, was verified and the placement by Lead Manager or Contracted Coordinators were not allowed of Shares to Institutional Investors who are Binding Parties, and the bookbuilding made thereby were automatically cancelled.

## 4. CORPORATE APPROVALS

4.1. The performance of the Offering and the determination of the amount of Shares, purpose of the Offering, were approved at the Company's Board of Directors Meeting held on October 3, 2007, the minutes of which were published in the Valor Econômico newspaper on October 4, 2007 and in the Official Gazette of the state of São Paulo on October 5, 2007. The capital increase, with exclusion of preemptive right of Company's current shareholders, as well as the Price per Share was resolved by the Company's Board of Directors in a meeting held on October 18, 2007, the minutes of which were published in the newspaper Valor Econômico on October 19, 2007 and will be published in the Official Gazette of the State of São Paulo on October 20, 2007.

## 5. ADDITIONAL INFORMATION ABOUT THE COMPANY

5.1. On September 14, 2007, the Company entered into a Listing Agreement on the BOVESPA "Novo Mercado", which took effect on the date of publication of this Announcement of Commencement. As of the effectiveness of the Listing Agreement on the "Novo Mercado", the Company is registered in the "Novo Mercado" segment of BOVESPA and its shares will be traded as of the date following the publication of this Announcement of Commencement, under the ticker "MARI3".

5.2. No registration of the Offering or Shares before SEC or with any capital markets regulatory agency of any other country occurred, except for in Brazil.

## 6. SHARE BOOKKEEPING FINANCIAL INSTITUTION

6.1. The financial institution contracted by the Company to render Share bookkeeping services is Banco Bradesco S.A.

## 7. ADDITIONAL INFORMATION

7.1. Restrictions to the Trading of Shares (Lock-Up). According to the "Novo Mercado" Listing Rules, aside from certain exceptions, the Controlling Shareholder, as defined in the Preliminary Prospectus, and the Company's managers may not sell and/or offer to sale the shares issued by the Company or derivatives backed by these shares to which they were titleholders immediately after the effectiveness of the Offering, during the first six (6) months subsequent to the Offering, which


marisa

corresponds to the first public offering of Company's shares after the execution of the "Novo Mercado" Listing Agreement.

After this six-(6) month preliminary period, the controlling shareholder and the Company's managers may not sell and/or offer more than 40% of shares issued by the Company or derivatives backed by these shares to which they are titleholders immediately after the effectiveness of the Offering, for another six (6) months.

In addition to the aforementioned, aside from certain exceptions, the Company, its managers, and shareholders of the Company executed agreements for the restriction to sell shares issued by the Company (lock-ups), by means of which, they undertook during a period of one hundred and eighty (180) days as of the date of Final Prospectus : (i) not to issue, offer, sell, contract the sale, guarantee, lend, grant any call option or any other form of disposal or grant any rights, register document pursuant to the Securities Act or the Brazilian laws, in all cases related to, any common share or option or call warrant of any common share or any convertible security, or which can be swapped with, or representing the right to receive common shares issued by the Company; (ii) not executive any swap agreement or any agreement transferring to the other party, in whole or partially, any economic value deriving from the ownership of common shares or any convertible security, subject to exercise or swappable with common shares issued by the Company, or warrants or any other purchase right of common shares issued by the Company, regardless if such operation is carried out with delivery of common shares or any security issued by the Company, for cash or any other form; and (iii) not to publish announcement with a view to carrying out any operation mentioned above.

The aforementioned will not apply (i) to Shares to be offered pursuant to the Offering Agreement and the Placement Facilitation Agreement; and (ii) in relation to the transfer of securities to a broker, within the scope of market maker activities, in accordance with the applicable laws, including the CVM Rule 384, dated March 17, 2003, and the Self-Regulation Code of Brazilian Association of Investment Banks - ANBID, related to Public Offering and Acquisition of Securities.

7.2. *Exemption to Submit Feasibility Study.* On August 2, 2007, a request to be exempted from submitting an economic-financial feasibility study was sent to CVM ("Exemption Request") in view of provision in section II of article 32 of CVM Rule 400, which was authorized by CVM on September 18, 2007.

The Exemption Request showed that the Company was incorporated on August 15, 2006 in order to concentrate the investments of its direct and indirect shareholders in the clothing retail sector and management of owned credit card, as part of a corporate restructuring involving its controlling shareholder and subsidiaries, effective on December 31, 2006. The request also showed that its


marisa

recent incorporation and the non-existence of operating activities do not result in higher risks to investors, since the Company became holding of companies with solid history of cash generation and that group's activities started over 60 years ago.

In view of such restructuring, the Company estimates to incur in total additional expenses of up to R$2.4 million yearly (i.e., approximately R$1.2 million per half-year period), mainly deriving from increase in administrative staff, investor relations department expenses, publication of corporate acts and further information and the engagement of service providers, including independent auditors to audit its financial statements. Taking into account the Company's financial statements as of June 30, 2007, these additional costs would account for 0.16% of gross operating revenue, 0.23% of net operating revenue and 3.22% of net income for the half-year period ended on June 30,2007. The Company considers that these additional costs are little significant taking into account the increase of its gross operating revenue of R$64.4 million, respectively, in the half-year period ended on June 30, 2007, compared to the half-year period ended on June 30, 2006.

On April 25, 2007, the Company's Board of Directors established the stock option plan or subscription of shares, with a view to aligning the interests and objectives of persons not contemplated thereby with the Company's expected strategies and results. The total amount of common shares related to which options may be granted, on April 25, 2007 was 892,688 common shares component of authorized capital, and may not exceed 2% of the total amount of shares issued by the Company, at any time during the effectiveness of the plan. In the Exemption Request, the Company submitted to CVM two assumptions of granting effect of all options authorized by the program in the statement of income and in the shareholders' equity of the Company, using as reference two different scenarios on June 30, 2007: (i) the average point of price level; and (ii) the symbolic value of R$0.01 per share (in order to simulate the dilution deriving from the maximum discount over the price that may be granted by the Board of Directors), showing to CVM that the exercise of all these options would generate a dilution in relation to the amount of Company's shares of at most 2% of total capital stock of the Company on June 30, 2007.

In addition, the Company's Exemption Request informed CVM about the global compensation to be received by the Company's managers in 2007, fully paid as *pro labore*, and that the Company's managers do not receive any indirect compensation and also that up to date, Company's stock options or shares subscription were not granted to any of the managers.

Finally, the Company showed that its indebtedness will be paid by means of cash generation, and part of short-term loans will be settled with the Company's cash


marisa

generation during 2007, and that the Company intends to settle the long-term loans upon their respective maturities, with funds derived from its future cash generation.

For further information about the Exemption Request, see the section "Exemption to Submit Feasibility Study" of the Prospectus.

7.3. Recommendation to Investors. The Offering Coordinators recommend to investors, before taking any investment decision related to the Shares or the offering, to carefully read the Final Prospectus, which may be obtained as of the publication date of this Announcement of Commencement. The reading of Final Prospectus enables investors a deep analysis of the terms and conditions of the Offering and the risks inherent thereto.

The investors intending to obtain further information about the Offering and a copy of the Final Prospectus shall be forwarded to the addresses or premises of the Institutions Participating in the Offering, as indicated below.

Additional information about the Associate Brokerage Houses may be obtained on the website of CBLC: www.cblc.com.br.

• **Company**
**Marisa S.A.**
Rua James Holland nº 422 - São Paulo, SP
Attn.: Mr. Paulo Sergio Borsatto
Phone: (55xx11) 2109-6000 - Fax: (55xx11) 3392-4276
Website: www.marisa.com.br

• **Offering Coordinators**
**Banco de Investimentos Credit Suisse (Brasil) S.A.**
Av. Brigadeiro Faria Lima, 3064, 13º e 14º andares (parte) - São Paulo, SP
Attn: Mr. Márcio Guedes
Phone: (55xx11) 3841-6800 - Fax: (55xx11) 3841-6912
Website: http://br.credit-suisse.com/ofertas

**Banco UBS Pactual S.A.**
Av. Brigadeiro Faria Lima, 3729, 9º e 10º andares - São Paulo, SP
Attn: Fábio Nazari
Phone: (55xx11) 3383- 2000 - Fax: (55xx11) 3383- 2001
Website: www.ubs.com/1/p/ubslatinamerica/capital_markets.html

• **Contracted Coordinators**
**Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários**
Av. Brigadeiro Faria Lima, 3064, 13º e 14º andares (parte) - São Paulo, SP
Attn.: Mrs. Milena Aloisi


marisa

Phone: (55xx11) 3841-6000 - Fax: (55xx11) 3841-6209
Website: http://br.credit-suisse.com/ofertas

**Banco Safra de Investimentos S.A.**
Avenida Paulista, 2100 - São Paulo-SP
Attn: Mr. Paulo Henrique Medeiros Arruda
Phone: (0xx11) 3175-9372 - Fax: (0xx11) 3175-7537
Website:
http://www.safranet.com.br/conteudo/novo/investimentos/ProspOfertas.asp or www.safrabi.com.br

**HSBC Corretora de Títulos e Valores Mobiliários S.A.**
Av. Brigadeiro Faria Lima nº 3064, 4° andar - São Paulo-SP
Attn.: Sr. Eduardo Rangel
Phone: (0xx11) 3847-9740 - Fax: (0xx11) 3847-9740
Website: www.hsbc.com.br/para-voce/investimentos/ofertas-publicas.shtml

• **Associate Brokerage Companies**

Information on the brokerage companies registered at the CBLC to participate in the Offering, as indicated in this Announcement of Commencement. Additional information on the Associate Brokerage Companies may be obtained at BOVESPA's website.

• **Comissão de Valores Mobiliários - CVM**

Rua Sete de Setembro nº 111, 5° andar - Rio de Janeiro, RJ
Phone: (0xx21) 3233-8686
Rua Cincinato Braga nº 340, 2°, 3° e 4° andares - São Paulo - SP
Phone: (0xx11) 2146-2000
http://www.cvm.gov.br

• **Bolsa de Valores de São Paulo S/A - BVSP**

Rua XV de Novembro nº 275 - São Paulo, SP
Phone: (0xx11) 3233-2000
http://www.bovespa.com.br

7.4. *Roadshow.* The Offering Coordinators and the Company carried out presentations to investors ("Roadshow") in Brazil and abroad during the Bookbuilding Procedure.

7.5. Other Information. The Final Prospectus contains additional and supplementary information to this Announcement of Commencement and its reading provides a detailed analysis of the Offering terms and conditions as well as risks inherent thereto.

**"READ THE FINAL PROSPECTUS BEFORE ACCEPTING THE OFFERING".**


marisa

**Investors should read the "Risk Factors" Section of the Final Prospectus, for a description of certain risk factors that should be taken into consideration regarding the subscription and acquisition of Shares.**

The Offering was previously submitted to the CVM and registered under no. CVM/SRE/REM/2007/060, on October 19, 2007.

This Announcement of Commencement does not constitute a sale offering of Shares in the United States of America or in any other jurisdiction where sale is prohibited, and no registry of the Offering or of the Shares was made at SEC or any agency or regulatory body of the capital markets of any other country, except for Brazil. The Shares cannot be offered or sold in the United States of America without registration at SEC, unless they are compliant with the applicable exemption. A version of the Notice to the Market will be published on October 10, 2007, first day of the Reservation Period, with the exclusive purpose of presenting a complete list of the Associate Brokerage Companies that will participate in the Offering.

**Investment in shares represent a risky investment, since it is a variable income investment and, thus, investors who intend to invest in the Shares in the scope of the Offering are subject to various risks, including those related to the volatility of the capital markets, with the liquidity of the shares and the variation of their prices in stock exchange, and, therefore, may lose their investments partially or totally. Investment in shares is not, therefore, adequate to investors who do not wish to be subject to risks related to the volatility of the capital market. However, there is no class or category of investors that is prohibited by law from acquiring Shares in the scope of the Offering. "The registration of the present offering does not imply, by CVM, the guarantee of truth of the information provided or judgment about the quality of the company, as well as about the shares to be distributed."**

"This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered at the 4th Office of Registration of Securities and Documents of the Judicial District of São Paulo, state of São Paulo, under #4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and it is not incumbent upon ANBID any responsibility for the referred information, for the quality of the issuer and/or offerors, of the participant institutions and of the securities purpose of the public offering/program."

Offering Coordinators
Lead Manager
Contracted Coordinators


marisa

Associate Brokerage Houses


Coordenador Líder
CREDIT SUISSE

UBS Pactual

Coordenadores Contratados

HSBC

Safra

Corretoras Consorciadas


BANCO REAL
ágora
ALPES
AMERICAINVEST
ATIVA
BANIF
Banrisul
BB Investimentos
Bradesco
ELITE CCVM
bancofator
GRADUAL
HSBC
LEROSA
LINK
OliveiraFranco
OMAR CAMARGO
PAX
PETRA
PLANNER
Prime
Safra Corretora
Santander
SITA CORRETORA
SLW
Tendência
theca
TOV
UNIBANCO
UNILETRA


marisa

**Notice to the Market of the Primary and Secondary Public Offering of Common Shares Issued by**

# MARISA S.A.

Authorized Capital Publicly-held Company- CNPJ/MF 08.262.343/0001-36
Rua James Holland, 422 - São Paulo, SP

Trading Symbol on BOVESPA "Novo Mercado": MARI3
ISIN Code: BRMARIACNOR7



Marisa S.A. ("Company") and selling shareholders duly identified in the Preliminary Offering Memorandum of Primary and Secondary Public Offering of Common Shares Issued by Marisa S.A. ("Selling Shareholders" and "Preliminary Offering Memorandum", respectively), Banco de Investimentos Credit Suisse (Brasil) S.A. ("Lead Manager", for the purposes of CVM Rule 400, defined below) and Banco UBS Pactual S.A. ("UBS Pactual" and, jointly with the Lead Manager, "Offering Coordinators", for the purposes of CVM Rule 400, defined below), announce, pursuant to the Securities and Exchange Commission of Brazil ("CVM") Rule 358, as of January 3, 2002, as amended, and article 53 of CVM Rule 400, as of December 29, 2003, as amended ("CVM Rule 400"), that on August 2, 2007, the Company requested before CVM the registration of the primary public offering of, initially, 44,000,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the Company ("Shares of Basis Offer" and "Primary Offering"), as well as the registration of eventual secondary public offering of up to 8,800,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrances, issued by the Company and owned by Selling Shareholders (concerning the Secondary Offering, as defined below), to be offered pursuant to article 14, paragraph 2 of CVM Rule 400 ("Additional Shares" and, jointly with Shares of Basis Offer, "Shares"), and conducted concurrently in Brazil, the non-organized over-the-counter market, by means of coordination of the Offering Coordinators, pursuant to CVM Rule 400, and also efforts to place Shares abroad, pursuant to item 2.2 below ("Offering"). In the issue of new common shares by the Company, the preemptive right shall be excluded from its current shareholders, pursuant to article 172, section I, of Law 6,404, as of December 15, 1976 and further amendments ("Brazilian Corporation Law"), and such issue shall occur within the limit of authorized capital provided for in its Bylaws.

**1. COMPANY DATA**


marisa

1.1. Company's Purpose. Pursuant to its Bylaws, the Company's purpose is: organization, interest and management, under any form, in companies and businesses of any nature, in the capacity as partner or shareholder.

For further information on the Company, including its operation area, its activities and its economic-financial condition, read the Preliminary Offering Memorandum available on the locations indicated in item 7.3 below.

**2. CHARACTERISTICS OF THE OFFER**

2.1. Share Placement Ruling. Pursuant to the terms of the Private Instrument of Offering Agreement of Common Shares Issued by Marisa S.A. ("Offering Agreement"), to be entered into between the Company, the Selling Shareholders, the Offering Coordinators and the Brazilian Clearing and Depositary Corporation ("CBLC"), in the capacity as consenting intervening party, pursuant to CVM Rule 400, the Offering Coordinators, with the participation of certain financial institutions pertaining to the securities offering system contracted by the Offering Coordinators ("Contracted Coordinators" or, as the case may be, "Associate Brokerage Houses" and, jointly with the Offering Coordinators, "Institutions Participating in the Offering"), shall distribute in Brazil the Shares, subject-matter of the Offering, pursuant to CVM Rule 400, on the non-organized over-the-counter market, under the firm commitment of severally and non-jointly settlement (as defined below), pursuant to the Offering Agreement.

2.2. Shares Placement Efforts Abroad mediated by Credit Suisse Securities (USA) LLC and UBS Securities LLC ("International Placement Agents"), shares placement efforts shall be endeavored, exclusively abroad, by means of investment mechanisms regulated by the Brazilian Monetary Council ("CMN"), Central Bank of Brazil ("BACEN") and CVM, for Qualified Institutional Buyers, as defined in 144A Rule issued by U.S. Securities and Exchange Commission ("*SEC*"), in registration-exempted operation pursuant to provisions in the Securities Act of 1933 ("*Securities Act*") and rules issued supported by Securities Act and, in other countries, except for Brazil and the United States of America, for non U.S. Persons, pursuant to procedures provided for in the S Regulation issued by SEC, observing the prevailing laws in the country of domicile of each investor and in accordance with the international Placement Facilitation Agreement, to be entered into between the Company, the Selling Shareholders and the International Placement Agents ("Placement Facilitation Agreement"). These placement efforts will be endeavored only by means of a Preliminary Offering Memorandum and a Final Offering Memorandum. None shares offering in the United States of America or in other country rather than Brazil is being or will be conducted based on the Preliminary Offering Memorandum.


marisa

The shares, purpose of the sales efforts abroad by the International Placement Agents will be mandatorily acquired, paid and settled in Brazil with the Offering Coordinators.

2.3. Greenshoe Shares. The total amount of Shares of Basis Offer may be accrued of an overallotment of up to 6,600,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the Company ("Greenshoe Shares"), corresponding to up to 15% of total Shares of Basis Offer, not taking into account the Additional Shares, as per option for the subscription of these Greenshoe Shares to be granted by the Company to UBS Pactual, under same conditions and price of Shares initially offered, pursuant to article 24 of CVM Rule 400, which shall be destined to meet an eventual excess of demand to be verified during the Offering ("Greenshoe Option"). The Greenshoe Option may be exercised by UBS Pactual, after notification to the Lead Manager, provided that the decision on the overallotment of shares upon pricing of the Offer has been taken by common agreement of the Offering Coordinators, as aforementioned, within no later than thirty-two (32) days as of the date of execution of the Offering Agreement, inclusive.

2.4. Additional Shares. Without prejudice to the exercise of Greenshoe Option mentioned above, the total amount of Shares of Basis Offer may, at the discretion of Selling Shareholders, with the agreement of the Offering Coordinators, be increased by up to 8,800,000 Additional Shares, corresponding to up to 20% of total Shares of Basis Offer, not taking into account the Greenshoe Shares, as provided for in article 14, paragraph 2 of CVM Rule 400 and under same conditions and price of Shares initially offered ("Additional Shares Option" and "Secondary Offering", respectively).

2.5. Firm Commitment of Settlement. The firm commitment of settlement consists of the severally and non-jointly settlement of the Offering Coordinators in acquiring, on the Settlement Date, should all Shares are not fully settled on the Settlement Date (as defined below), by Price per Share (as defined below), the totality of balance resulting from the difference (a) between the amount of Shares, subject-matter of the firm commitment of severally and non-jointly settlement provided by the Offering Coordinators, pursuant to the Offering Agreement, and (b) the amount of Shares effectively placed on the market and paid by investors. This severally and non-jointly commitment shall be binding upon the conclusion of the Bookbuilding Procedure (defined below) and the signature of the Offering Agreement. In the event of exercise of firm commitment of severally and non-jointly settlement, and subsequent resale of Share to the public by the Offering Coordinators until the publication of the Announcement of Closure of Primary and Secondary Public Offering of Common Shares Issued by Marisa S.A. ("Announcement of Closure"), the resale price shall be the Shares market price, limited to the Price per Share (as defined below), except for the stabilization


marisa

activities to be contracted by the Company and by Selling Shareholders by means of execution of the Private Instrument of Price Stabilization Services Agreement for Common Shares Issued by Marisa S.A. ("Stabilization Agreement"), which was approved by São Paulo Stock Exchange - BVSP ("BOVESPA") and by CVM.

2.6. Rights, Advantages and Restrictions of Shares. The Shares grant to its titleholders the rights, the advantages and the restrictions deriving from the Brazilian Corporation Law, the BOVESPA "Novo Mercado" Listing Rules and the Company's Bylaws ("Bylaws"), among which we point out the following: (i) voting right in the Company's general meetings, and each Share shall correspond to one vote; (ii) right to mandatory minimum dividend, in each fiscal year, corresponding to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporation Law; (iii) right to sell their shares, under the same conditions ensured to the selling controlling shareholder, in the event of disposal, directly or indirectly, on a remunerated basis of Company's control, both by means of a single operation, and by means of successive operations (100% price tag along); (iv) right to sell their shares in a public offering to be performed by the controlling shareholder or by the Company, in the event of deregistering as a publicly-held company and only by the controlling shareholder in the event of delisting from the "Novo Mercado", at least, by its respective economic value assessed by means of preparation of appraisal report by independent and specialized company, with proven experience and elected by the meeting of shareholders owning outstanding shares, derived from a three-name list submitted by the Board of Directors, and the costs to prepare said report must be fully borne by the offeror; and (v) full right to dividends and other rights related to shares to be declared by the Company as of the Settlement Date.

2.7. Target Public of the Offer. The Offer will be destined, in the Retail Offer (as defined below) to Non-Institutional Investors (as defined below), and, in the Institutional Offer (as defined below), to Institutional Investors (as defined below).

2.8. Price per Share. Within the scope of the Offering, we estimated that the offering price per Share ("Price per Share") will be placed between R$10.00 and R$ 14.00, except for, however that the Price per Share, may eventually be determined outside this range. The Price per Share will be established based on the outcome of the Bookbuilding Procedure ("Bookbuilding Procedure"), using as parameter the indications of interest in view of demand (by volume and price), collected with Institutional Investors, to be conducted by the Offering Coordinators in Brazil and abroad, pursuant to article 44 of CVM Rule 400, and pursuant to article 170, section III of paragraph 1 of the Brazilian Corporation Law. The participation of Binding Parties will be accepted in the process of setting the Price per Share, by means of their participation in the Bookbuilding Procedure, up to the maximum limit of fifteen per cent (15%) of the amount of the Offer, should the demand verified in the Primary Offering be lower than the amount of Shares of Basis Offer (i.e., not taking into account the Additional Shares and Greenshoe


marisa

Shares) accrued of one third. Should be verified excess of demand higher than one third of Shares (excluding the Greenshoe Shares and Additional Shares), the placement shall not be allowed by the Offering Coordinators or by Contracted Coordinators of Shares for Institutional Investors who are Binding Parties (as defined below), and the investment intentions made thereby shall be automatically cancelled.

2.8.1. The selection of market price criterion in order to determine the Price per Share by means of Bookbuilding Procedure is justified due to the fact that such criterion will reflect the amount by which the Institutional Investors will show their intentions to subscribe and/or acquire Shares within the scope of the Offering. The Non-Institutions Investors who adhere to the Retail Offer will not take part in the Bookbuilding Procedure and, therefore, in the process to determine the Price per Share.

2.9. Term of the Offer. The term for the offering of shares within the scope of the Offering is up to six (6) months as of the date of publication of the Announcement of Commencement of the Public Primary and Secondary Offering of Common Shares Issued by Marisa S.A. ("Announcement of Commencement"), inclusive, pursuant to article 18 of CVM Rule 400, or until the date of publication of the Announcement of Closure, which occurs first.

2.9.1. The start date of the Offering will be disclosed by means of the publication of the Announcement of Commencement, pursuant to provisions in sole paragraph of article 52 of CVM Rule 400. The conclusion of the Offering and its results will be announced by means of publication of the Announcement of Closure, pursuant to article 29 of CVM Rule 400.

2.9.2. The Offering Coordinators will have up to three (3) business days, as of the date of publication of the Announcement of Commencement to carry out the placement of Shares initially offered ("Placement Period").

2.10. Settlement Date. The physical and financial settlement of the Offering, disregarding the Greenshoe Shares, shall take place on the last day of the Placement Period ("Settlement Date"). The physical and financial settlement of Greenshoe Shares will take place on the third ($3^{rd}$) business day as of the date of exercise of the Greenshoe Option, if any.

2.11. Price Stabilization. UBS Pactual, by means of UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., may perform price stabilization activities for the common shares issued by the Company, within no later than thirty (30) days as of the start date of negotiations of Shares on BOVESPA, inclusive, estimated to occur on the business day following the publication of the Announcement of Commencement, by means of purchase and sale operations of common shares


marisa

issued by the Company, pursuant to applicable legal provisions and the Stabilization Agreement.

**3. OFFERING PROCEDURE**

3.1. Schedule. The Offering shall start after the conclusion of the Booking Period (as defined below), the conclusion of the Bookbuilding Procedure, the execution of the Offering Agreement, the granting of the offering registration by CVM, the publication of the Announcement of Commencement and the availability of the Final Prospectus of Primary and Secondary Offering of Common Shares Issued by Marisa S.A. ("Final Prospectus").


marisa

| Order of Events | Events | Estimated Date (1) |
|---|---|---|
| 1 | Publication of notice to the market (excluding Associate Brokerage Houses' logotype)<br>Preliminary Prospectus is available<br>Roadshow starts<br>Bookbuilding procedure starts | October 3, 2007 |
| 2 | Publication of notice to the market (including Brokerage Houses' logotype)<br>Booking Period starts | October 10, 2007 |
| 3 | End of Booking Period for Non-Institutional Investors | October 17, 2007 |
| 4 | Conclusion of Roadshow<br>Conclusion of Bookbuilding Procedure<br>Price per Share is determined<br>Board of Directors Meetings of Marisa S.A. – approval of Price per Share<br>Signature of the Offering Agreement and the Placement Facilitation Agreement<br>Term to exercise the Greenshoe Option starts | October 18, 2007 |
| 5 | The Offering Registration is obtained with CVM<br>Publication of the Announcement of Commencement<br>Final Prospectus is available | October 19, 2007 |
| 6 | Shares purpose of the Offering start to be traded on Bovespa | October 22, 2007 |
| 7 | Offering Settlement Date | October 24, 2007 |
| 8 | Term to exercise the Greenshoe Option ends | November 19, 2007 |
| 9 | Settlement Date of Greenshoe Shares | November 22, 2007 |
| 10 | Publication of Announcement of Closure | November 26, 2007 |

(1) All estimated future dates are merely indicative and are subject to changes and postponements.

3.2. Form and Place of Offering. The Institutions Participating in the Offering will perform the offering of Shares to Non-Institutional Investors and to Institutional Investors, pursuant to CVM Rule 400, observing the share dilution effort provided for in the "Novo Mercado" Listing Rules and the provisions below.

3.3. Retail Offering. The amount of, at least, 10% and, at most, 20% of Shares of the Basis Offer, purpose of the Offering, not taking into account the Greenshoe Shares and Additional Shares, will be mainly destined to the public offering with individuals and legal entities, resident and domiciled in Brazil, who are not deemed as Institutional Investors, and investment clubs registered at BOVESPA, in both cases having made an advanced booking request by completing a specific form aiming the acquisition of Shares ("Booking Request"), observing, for these investors, the minimum investment amount of R$3,000.00 and the maximum investment amount of R$300,000.00 ("Retail Offering", "Non-Institutional Investors", respectively).

Besides the Offering Coordinators and the Contracted Coordinators, the Associate Brokerage Houses adhering to the Offering Agreement by means of execution of the statement of adhesion to the Offering Agreement with the Offering


marisa

Coordinators may also carry out the offering of Shares, purpose of the Retail Offering.

The Non-Institutional Investors interested in making the Booking Request shall carefully read the terms and conditions set forth in the Booking Requests, especially in what concerns the procedures related to the settlement of the Offer, as well as information contained in the Preliminary Prospectus.

3.3.1. Booking Period. The Non-Institutional Investors will be granted the term to start on October 10, 2007 and to end on October 17, 2007, inclusive, which may be extended at the discretion of the Offering Coordinators to make the respective Booking Requests. The Non-Institutional Investors who are deemed as Binding Parties, i.e., (i) managers or controllers of the Company, (ii) managers or controllers of the Institutions Participating in the Offer, (iii) other parties binding upon the Offer, or (iv) spouses or partners, ascendants, descendents and collaterals up to the second degree of kinship of each one of the persons referred to in items (i), (ii) or (iii) previous ones ("Binding Parties"), shall declare their condition as Binding Parties and shall have their Booking Requests cancelled by the Institution Participating in the Offering to have received the respective Booking Request, should excess of demand be verified exceeding 1/3 of Shares, excluding the Additional Shares and the Greenshoe Shares.

3.3.2. Retail Offering Procedures. The Booking Requests shall be made by Non-Institutional Investors, on an irrevocable and irresible basis, observing the provision in items (e), (g), (h), (i) and (j) below, by completing it at any of the Institutions Participating in the Offer, in accordance with the following conditions:

a. each of the Non-Institutional Investors may provide its Booking Request with a single Participant of the Offer, at the Institutions Participating in the Offering by completing a specific form, within the Booking Period, observing the minimum investment limit of R$3,000.00 and the maximum limit of R$300,000.00 by Non-Institutional Investor, and these investors may determine in the Booking Request, the maximum price per Share, as condition for efficacy of its Booking Request, as provided for in paragraph 3 of article 45 of CVM Rule 400;

b. in the assumption the totality of Booking Requests made by Non-Institutional Investors does not exceed the totality of Shares of Basis Offer destined to the Retail Offering, excluding the Greenshoe Shares and Additional Shares, no apportionment will occur, and all Non-Institutional Investors are fully answered in all their bookings. Any unsold shares in the lot originally allocated to Non-Institutional Investors will be destined to the Institutional Offering;

c. in the assumption of the totality of Booking Requests made by Non-Institutional Investors exceeds the totality of Shares of Basis Offer destined to the Retail


marisa

Offering, excluding the Greenshoe Shares and Additional Shares, the Shares of the Basis Offer will be apportioned among all the Non-Institutional Investors who made the Booking Request, whereas (i) until the limit of R$5,000.00, inclusive, the apportionment criterion will be the equal and successive division of Shares of Basis Offer among all the Non-Institutional Investors, limited to the individual amount of each one of the Booking Requests and to the total amount of Shares of Basis Offer; and (ii) once met the apportionment outlined in item (i) above, the Shares of the Basis Offer destined to remaining Non-Institutional Investors will be prorated proportionally to the amount of each Booking Request among all the Non-Institutional Investors, excluding the fractions of Shares of Basis Offer. Optionally, the Offering Coordinators may increase the amount of Shares of Basis Offer destined to the Retail Offering, up to the maximum limit of 20% of Shares of Basis Offer, excluding the Additional Shares and Greenshoe Shares, so that Booking Requests in excess provided by Non-Institutional Investors may be fully or partially answered, and in the event of partial answer, the apportionment criterion outlined in this item (c) will be observed;

d. until 4:00 pm of the business day immediately following the date of publication of the Announcement of Commencement, each Institution Participating in the Offering shall inform those Non-Institutional Investors about from whom it has received the Booking Requests about the amount of Shares to be subscribed thereby and the amount to be paid in view of such subscription, by means of its respective email, or in the lack thereof, by phone or correspondence. The payment will be limited to the amount of Booking Request, except for eventual apportionment, as provided for in item (c) above;

e. the Non-Institutional Investor shall pay the amount indicated in item (d) above to the Institution Participating in the Offering with which it has made its respective Booking Request, with available funds, until 10:30 am of the Settlement Date. In the lack of prompt payment and observing the item (l) below, the Booking Request may be cancelled by the Institution Participating in the Offering with which the Booking Request has been made;

f. on the Settlement Date, after verifying that the Company and the Selling Shareholders deposited the Shares purpose of the Offering with the custody service of CBLC and once confirmed the credit corresponding to the product of distribution of Shares in the settlement account of CBLC, CBLC, on behalf of each of the Institutions Participating in the Offering which received the Booking Request, will deliver to each Non-Institutional Investor with which it has booked, the amount of Shares corresponding to the ratio between the intended investment amount mentioned in the Booking Request and the Price per Share, except for the possibilities of waiver and cancellations provided for in items (e) above and (g), (h), (i) and (j) below, respectively, and the eventual apportionment provided for in item


marisa

(c) above. Should this ratio results in fraction of Share, the investment amount will be limited to the amount corresponding to the highest whole number of Shares;

g. in the assumption the Price per Share is higher than the maximum price per Share informed in the Booking Request, the Booking Request will be automatically cancelled and the amount eventually deposited by Non-Institutional Investor will be refunded to each one of them;

h. in the event (i) a material discrepancy is verified between the information contained in the Preliminary Prospectus and the information contained in the Final Prospectus substantially altering the risk assumed by Non-Institutional Investor or its investment decision; (ii) the Offering is suspended, pursuant to article 20 of CVM Rule 400; and/or (iii) the Offering is modified, pursuant to article 27 of CVM Rule 400, the Company, the Selling Shareholders and the Offering Coordinators will include in the Announcement of Commencement and/or announcement of rectification, as the case may be, the information that the Non-Institutional Investor may waive the Booking Request after the publication of Announcement of Commencement and/or announcement of rectification, as the case may be. In this assumption, the Non-Institutional Investor shall inform, in writing, its decision to waive the Booking Request to the Institution Participating in the Offering to have received the respective Booking Request (by means of email, fax or correspondence sent to the address of the Institution Participating in the Offering, as per data below) until 3:00 pm of the fifth (5th) business day following the date of publication of the Announcement of Commencement and/or announcement of rectification, pursuant to the terms of the respective Booking Request, which will be then cancelled by respective Institution Participating in the Offering. Should the Non-Institutional Investor do not inform, in writing, its decision to waive the Booking Request until the established date and time, it shall provide the payment for the subscription of Shares, purpose of its Booking Request;

i. in the assumption of not occurring the conclusion of the Offering, the termination of the Offering Agreement, or, also, in any other assumption of return of Booking Requests in view of express legal or regulatory provision, the Booking Requests will be automatically cancelled and the Lead Manager will announce the cancellation of the Offering to the Non-Institutional Investors who made the Booking Requests, including by means of publication of notice to the market;

j. in the assumption of non-compliance by any of the Contracted Coordinators or the Associate Brokerage Houses, of any of the rules of conduct provided for in the regulation applicable to the Offering, including but not limited to those provided for in CVM Rule 400 and, specifically, in the assumption of improper disclosure on the media during the black-out period, as provided for in article 48 of CVM Rule 400, such Contracted Coordinator or Associate Brokerage House will no longer compose the group of financial institutions responsible for the placement of Shares


marisa

within the scope of the Offering, by which all the Booking Requests received will be cancelled. The Contracted Coordinator or the Associate Brokerage House referred to in this item (j) shall immediately inform the Non-Institutional Investors with which it has made the Booking Request about said cancellation;

k. should the Non-Institutional Investor have already provided the payment pursuant to item (e) above and waive the Booking Request pursuant to item (h) or have his Booking Request cancelled pursuant to items (e), (g), (i) and (j) above, the amounts deposited will be refunded not bearing interest or monetary restatement, no reimbursement and deducted, should the rate is higher than zero, of amounts related to CPMF levy, within five (5) business days respectively as of the cancellation request of the Booking Request or the cancellation of the Offering and/or Booking Request;

l. the Non-Institutional Investor is advised to check with the Associate Brokerage House of his preference, before making the Booking Request, if such Associate Brokerage House will require, at its exclusive discretion, the maintenance of funds in checking account or investment account opened and/or held in such Associate Brokerage House, for the purposes of guarantee of the Booking Reserve, as well as other conditions related to the account held with said brokerage house; and

m. the Non-Institutional Investors shall subscribe the Shares by means of payment in cash, in domestic currency, in accordance with the procedure mentioned above.

3.4. Institutional Offering. The institutional offering is destined to individuals and legal entities and investment clubs registered at BOVESPA, in relation to their specific investment orders referring to amounts exceeding R$300,000.0, investment funds, managed portfolios, pension funds, assets management companies registered at CVM, entities authorized to operate by BACEN, collective investment entities destined to investments in securities portfolio registered at CVM and/or at BOVESPA, insurance companies, supplementary private pension entities and savings bonds entities and certain investors resident abroad and investing in Brazil according to the rules of CMN Resolution 2,689, as of January 26, 2000, as amended ("CMN Resolution 2,689"), and CVM Rule 325, dated January 27, 2000, as amended ("CVM Rule 325"), or, also, pursuant to the direct foreign investment rules of Law 4,131, dated September 27, 1962, as amended ("Institutional Offering", "Institutional Investors", "Law 4,131", respectively).

The Institutional Investors shall provide the payment and/or acquisition of Shares, as the case may be, by means of payment in cash, in domestic currency, upon the subscription and/or acquisition of Shares.

The Shares of Basis Offer, after complying with the Booking Requests of Non-Institutional Investors as outlined above, shall be offered to the Institutional


marisa

Investors. Advanced bookings will not be accepted for Institutional Investors, and there will not be minimum or maximum investment amounts, except for individuals and certain legal entities, besides investment clubs, the investment amounts of which shall exceed R$300,000.00 in order to be deemed as Institutional Investors.

Should the amount of Shares of Basis Offer, purpose of orders received from Institutional Investors during the Bookbuilding Procedure exceed the total of remaining Shares of Basis Offer after answering the Booking Requests of Non-Institutional Investors, will have priority in the answer of their respective orders those Institutional Investors, who, at the discretion of Offering Coordinators, the Company, and the Selling Shareholders, better fulfill the purpose of the Offering of creating a diversified basis of shareholders composed of investors with different assessment criteria over the outlook, over time, of the Company, its performance area and the Brazilian and international macroeconomic conditions.

The Offering Coordinators, with the express consent of the Company and the Selling Shareholders, will prepare Shares offering plan, pursuant to article 33, paragraph 3 of CVM Rule 400, which will take into account the creation of a diversified base of shareholders, the relations of the Company, the Selling Shareholders and the Offering Coordinators with their clients and other trading or strategic considerations, observing that the Offering Coordinators shall ensure the conformity of investment with the risk profile of their clients, as well as the fair and equitable treatment to investors.

The participation of Institutional Investors deemed as Binding Parties will be accepted in the process to set the Price per Share, by means of their participation in the Bookbuilding Process, until the maximum limit of fifteen per cent (15%) of the amount of the Primary Offering.

Should excess of demand be verified higher than one third of Shares of Basis Offer, excluding the Greenshoe Shares and Additional Shares, the placement by Lead Manager or Contracted Coordinators will not be allowed of Shares to Institutional Investors who are Binding Parties, and the bookbuilding made by Institutional Investors who are Binding Parties is automatically cancelled.

**4. CORPORATE APPROVALS**

4.1. The performance of the Primary Offering and the determination of the amount of Shares, purpose of the Primary Offering, were approved at the Company's Board of Directors Meeting held on October 2, 2007, the minutes of which were published in the Valor Econômico newspaper on October 3, 2007 and will be published in the Official Gazette of the state of São Paulo on October 4, 2007. The capital increase, with exclusion of preemptive right of Company's current shareholders, as well as the Price per Share will be resolved by the Company's


marisa

Board of Directors in a meeting to be held between the conclusion of the Bookbuilding Procedure and the granting of registration of the Offering by CVM.

**5. ADDITIONAL INFORMATION ABOUT THE COMPANY**

5.1. On September 14, 2007, the Company entered into a Listing Agreement on the BOVESPA "Novo Mercado", which will take effect on the date of publication of Announcement of Commencement. As of the effectiveness date of the Listing Agreement on the "Novo Mercado", the Company will be registered in the "Novo Mercado" segment of BOVESPA and its shares will be traded as of the date following the publication of the Announcement of Commencement, under the ticker "MARI3".

5.2. None registration of the Offering or Shares before SEC or with any capital markets regulatory agency of any other country will occur, except for in Brazil.


marisa

## 6. SHARE BOOKKEEPING FINANCIAL INSTITUTION

6.1. The financial institution contracted by the Company to render Share bookkeeping services is Banco Bradesco S.A.

## 7. ADDITIONAL INFORMATION

7.1. Restrictions to the Trading of Shares (Lock-Up). According to the "Novo Mercado" Listing Rules, aside from certain exceptions, the Controlling Shareholder, as defined in the Preliminary Prospectus, and the Company's managers may not sell and/or offer to sale the shares issued by the Company or derivatives backed by these shares to which they were titleholders immediately after the effectiveness of the Offering, during the first six (6) months subsequent to the Offering, which corresponds to the first public offering of Company's shares after the execution of the "Novo Mercado" Listing Agreement.

After this six-(6) month preliminary period, the controlling shareholder and the Company's managers may not sell and/or offer more than 40% of shares issued by the Company or derivatives backed by these shares to which they are titleholders immediately after the effectiveness of the Offering, for another six (6) months.

In addition to the aforementioned, aside from certain exceptions, the Company, its managers, the Selling Shareholders and other shareholders of the Company will execute agreements for the restriction to sell shares issued by the Company (lock-ups), by means of which, they will undertake during a period of one hundred and eighty (180) days as of the date of Final Prospectus : (i) not to issue, offer, sell, contract the sale, guarantee, lend, grant any call option or any other form of disposal or grant any rights, register document pursuant to the Securities Act or the Brazilian laws, in all cases related to, any common share or option or call warrant of any common share or any convertible security, or which can be swapped with, or representing the right to receive common shares issued by the Company; (ii) not executive any swap agreement or any agreement transferring to the other party, in whole or partially, any economic value deriving from the ownership of common shares or any convertible security, subject to exercise or swappable with common shares issued by the Company, or warrants or any other purchase right of common shares issued by the Company, regardless if such operation is carried out with delivery of common shares or any security issued by the Company, for cash or any other form; and (iii) not to publish announcement with a view to carrying out any operation mentioned above.

The aforementioned will not apply (i) to Shares to be offered pursuant to the Offering Agreement and the Placement Facilitation Agreement; and (ii) in relation to the transfer of securities to a broker, within the scope of market maker activities, in accordance with the applicable laws, including the CVM Rule 384, dated March


marisa

17, 2003, and the Self-Regulation Code of Brazilian Association of Investment Banks - ANBID, related to Public Offering and Acquisition of Securities.

7.2. *Exemption to Submit Feasibility Study.* On August 2, 2007, a request to be exempted from submitting an economic-financial feasibility study was sent to CVM ("Exemption Request") in view of provision in section II of article 32 of CVM Rule 400, which was authorized by CVM on September 18, 2007.

The Exemption Request showed that the Company was incorporated on August 15, 2006 in order to concentrate the investments of its direct and indirect shareholders in the clothing retail sector and management of owned credit card, as part of a corporate restructuring involving its controlling shareholder and subsidiaries, effective on December 31, 2006. The request also showed that its recent incorporation and the non-existence of operating activities do not result in higher risks to investors, since the Company became holding of companies with solid history of cash generation and that group's activities started over 60 years ago.

In view of such restructuring, the Company estimates to incur in total additional expenses of up to R$2.4 million yearly (i.e., approximately R$1.2 million per half-year period), mainly deriving from increase in administrative staff, investor relations department expenses, publication of corporate acts and further information and the engagement of service providers, including independent auditors to audit its financial statements. Taking into account the Company's financial statements as of June 30, 2007, these additional costs would account for 0.16% of gross operating revenue, 0.23% of net operating revenue and 3.22% of net income for the half-year period ended on June 30,2007. The Company considers that these additional costs are little significant taking into account the increase of its gross operating revenue of R$64.4 million, respectively, in the half-year period ended on June 30, 2007, compared to the half-year period ended on June 30, 2006.

On April 25, 2007, the Company's Board of Directors established the stock option plan or subscription of shares, with a view to aligning the interests and objectives of persons not contemplated thereby with the Company's expected strategies and results. The total amount of common shares related to which options may be granted, on April 25, 2007 was 892,688 common shares component of authorized capital, and may not exceed 2% of the total amount of shares issued by the Company, at any time during the effectiveness of the plan. In the Exemption Request, the Company submitted to CVM two assumptions of granting effect of all options authorized by the program in the statement of income and in the shareholders' equity of the Company, using as reference two different scenarios on June 30, 2007: (i) the average point of price level; and (ii) the symbolic value of R$0.01 per share (in order to simulate the dilution deriving from the maximum discount over the price that may be granted by the Board of Directors), showing to


marisa

CVM that the exercise of all these options would generate a dilution in relation to the amount of Company's shares of at most 2% of total capital stock of the Company on June 30, 2007.

In addition, the Company's Exemption Request informed CVM about the global compensation to be received by the Company's managers in 2007, fully paid as *pro labore*, and that the Company's managers do not receive any indirect compensation and also that up to date, Company's stock options or shares subscription were not granted to any of the managers.

Finally, the Company showed that its indebtedness will be paid by means of cash generation, and part of short-term loans will be settled with the Company's cash generation during 2007, and that the Company intends to settle the long-term loans upon their respective maturities, with funds derived from its future cash generation.

For further information about the Exemption Request, see the section "Exemption to Submit Feasibility Study" of the Prospectus.

7.3. Recommendation to Investors. The Offering Coordinators recommend to investors, before taking any investment decision related to the Shares or the offering, to carefully read the Preliminary Prospectus, which may be obtained as of the publication date of this Notice to the Market. The reading of Preliminary Prospectus enables investors a deep analysis of the terms and conditions of the Offering and the risks inherent thereto.

The investors intending to obtain further information about the Offering and a copy of the Preliminary Prospectus shall be forwarded to the addresses or premises of the Institutions Participating in the Offering, as indicated below, and the Non-Institutional Investors may also go these places in order to make their Booking Requests. Additional information about the Associate Brokerage Houses may be obtained on the website of CBLC: www.cblc.com.br.

The investors intending to obtain the Preliminary Prospectus or additional information about the Offering shall look for the following addresses and Web pages, as of the publication date of this Notice to the Market:

• **Company**
**Marisa S.A.**
Rua James Holland nº 422 - São Paulo, SP
Attn.: Mr. Paulo Sergio Borsatto
Phone: (55xx11) 2109-6000 - Fax: (55xx11) 3392-4276
Website: www.marisa.com.br

• **Offering Coordinators**


marisa

**Banco de Investimentos Credit Suisse (Brasil) S.A.**
Av. Brigadeiro Faria Lima, 3064, 12º, 13º e 14º andares (parte) - São Paulo, SP
Attn: Mr. Márcio Guedes
Phone: (55xx11) 3841-6800 - Fax: (55xx11) 3841-6912
Website: http://br.credit-suisse.com/ofertas

**Banco UBS Pactual S.A.**
Av. Brigadeiro Faria Lima, 3729, 9º e 10º andares - São Paulo, SP
Attn: M. Fábio Nazari
Phone: (55xx11) 3383- 2270 - Fax: (55xx11) 3383- 2001
Website: www.ubs.com/1/p/ubslatinamerica/capital_markets.html

**• Contracted Coordinators**
**Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários**
Av. Brigadeiro Faria Lima, 3064, 13º e 14º andares (parte) - São Paulo, SP
Attn.: Mrs. Milena Aloisi
Phone: (55xx11) 3841-6000 - Fax: (55xx11) 3841-6209
Website: http://br.credit-suisse.com/ofertas

**Banco Safra de Investimentos S.A.**
Avenida Paulista, 2100 - São Paulo-SP
Attn: Mr. Paulo Henrique Medeiros Arruda
Phone: (0xx11) 3175-9372 - Fax: (0xx11) 3175-7537
Website: www.safrabi.com.br

**HSBC Corretora de Títulos e Valores Mobiliários S.A.**
Av. Brigadeiro Faria Lima nº 3064, 4º andar - São Paulo-SP
Attn.: Sr. Eduardo Rangel
Phone: (0xx11) 3847-9740 - Fax: (0xx11) 3847-9740
Website: www.hsbc.com.br/para-voce/investimentos/ofertas-publicas.shtml
**• Associate Brokerage Companies**
Information on the brokerage companies registered at the CBLC to participate in the Offering, as indicated in this Notice to the Market. Additional information on the Associate Brokerage Companies may be obtained at BOVESPA's website.
**• Comissão de Valores Mobiliários - CVM**
Rua Sete de Setembro nº 111, 5º andar - Rio de Janeiro, RJ
Phone: (0xx21) 3233-8686
Rua Cincinato Braga nº 340, 2º, 3º e 4º andares - São Paulo - SP
Phone: (0xx11) 2146-2000
http://www.cvm.gov.br

7.4. *Roadshow.* The Offering Coordinators, the Company and the Selling Shareholders shall carry out presentations to investors ("Roadshow") in Brazil and abroad during the Bookbuilding Procedure.


marisa

7.5. Other Information. The Preliminary Prospectus contains additional and supplementary information to this Notice to the market and its reading provides a detailed analysis of the Offering terms and conditions as well as risks inherent thereto.

**"READ THE PRELIMINARY PROSPECTUS BEFORE ACCEPTING THE OFFERING".**
**Investors should read the "Risk Factors" Section of the Preliminary Prospectus, for a description of certain risk factors that should be taken into consideration regarding the subscription and acquisition of Shares.**

Pursuant to CVM Rule 400, the Company, the Selling Shareholders and the Lead Manager requested the registry of the Primary Offering and of the Secondary Offering before the CVM, on August 2, 2007, and the Offering is subject to approval by the CVM.

This Notice to the Market does not constitute a sale offering of Shares in the United States of America or in any other jurisdiction where sale is prohibited, and no registry of the Offering or of the Shares will be made at SEC or any agency or regulatory body of the capital markets of any other country, except for Brazil. The Shares cannot be offered or sold in the United States of America without registration at SEC, unless they are compliant with the applicable exemption. A version of the Notice to the Market will be published on October 10, 2007, first day of the Reservation Period, with the exclusive purpose of presenting a complete list of the Associate Brokerage Companies that will participate in the Offering.

**Investment in shares represent a risky investment, since it is a variable income investment and, thus, investors who intend to invest in the Shares in the scope of the Offering are subject to various risks, including those related to the volatility of the capital markets, with the liquidity of the shares and the variation of their prices in stock exchange, and, therefore, may lose their investments partially or totally. Investment in shares is not, therefore, adequate to investors who do not wish to be subject to risks related to the volatility of the capital market. However, there is no class or category of investors that is prohibited by law from acquiring Shares in the scope of the Offering. "The registration of the present offering does not imply, by CVM, the guarantee of truth of the information provided or judgment about the quality of the company, as well as about the shares to be distributed."**

"This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered at the 4th Office of Registration of Securities and Documents of the Judicial District of São Paulo, state of São Paulo,


marisa

under #4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and it is not incumbent upon ANBID any responsibility for the referred information, for the quality of the issuer and/or offerors, of the participant institutions and of the securities purpose of the public offering/program."

Lead Manager
Offering Coordinators
Contracted Coordinators
Associate Brokerage Houses


marisa

Republication of the Notice to the Market published in this newspaper on October 3, 2007 in order to provide the complete list of Associate Brokerage Companies, as defined below.

**Notice to the Market of the Primary and Secondary Public Offering of Common Shares Issued by**

# MARISA S.A.

Authorized Capital Publicly-held Company- CNPJ/MF 08.262.343/0001-36
Rua James Holland, 422 - São Paulo, SP

Trading Symbol on BOVESPA "Novo Mercado": MARI3
ISIN Code: BRMARIACNOR7

Marisa S.A. ("Company"), headquartered at Rua James Holland, 422, Barra Funda, São Paulo, São Paulo, and selling shareholders duly identified in the Preliminary Offering Memorandum of Primary and Secondary Public Offering of Common Shares Issued by Marisa S.A. ("Selling Shareholders" and "Preliminary Offering Memorandum", respectively), Banco de Investimentos Credit Suisse (Brasil) S.A. ("Lead Manager", for the purposes of CVM Rule 400, defined below) and Banco UBS Pactual S.A. ("UBS Pactual" and, jointly with the Lead Manager, "Offering Coordinators", for the purposes of CVM Rule 400, defined below), announce, pursuant to the Securities and Exchange Commission of Brazil ("CVM") Rule 358, as of January 3, 2002, as amended, and article 53 of CVM Rule 400, as of December 29, 2003, as amended ("CVM Rule 400"), that on August 2, 2007, the Company requested before CVM the registration of the primary public offering of initially, 44,000,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the Company ("Shares of Basis Offer" and "Primary Offering"), as well as the registration of eventual secondary public offering of up to 7,740,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrances, issued by the Company and owned by Selling Shareholders (concerning the Secondary Offering, as defined below), to be offered pursuant to article 14, paragraph 2 of CVM Rule 400 in the scope o the Additional Shares Option (defined below), which shall also include the eventual distribution of up to 1,060,000 non-par, registered, book-entry common shares, all free and clear of any lien or burden, issued by the Company ("Additional Shares" and, jointly with Shares of Basis Offer, "Shares"), and conducted concurrently in Brazil, the non-organized



over-the-counter market, by means of coordination of the Offering Coordinators, pursuant to CVM Rule 400, and also efforts to place Shares abroad, pursuant to item 2.2 below ("Offering"). In the issue of new common shares by the Company, the preemptive right shall be excluded from its current shareholders, pursuant to article 172, section I, of Law 6,404, as of December 15, 1976 and further amendments ("Brazilian Corporation Law"), and such issue shall occur within the limit of authorized capital provided for in its Bylaws.

**2. CHARACTERISTICS OF THE OFFER**

2.1. Share Placement Ruling. Pursuant to the terms of the Private Instrument of Offering Agreement of Common Shares Issued by Marisa S.A. ("Offering Agreement"), to be entered into between the Company, the Selling Shareholders, the Offering Coordinators and the Brazilian Clearing and Depositary Corporation ("CBLC"), in the capacity as consenting intervening party, pursuant to CVM Rule 400, the Offering Coordinators, with the participation of certain financial institutions pertaining to the securities offering system contracted by the Offering Coordinators ("Contracted Coordinators" or, as the case may be, "Associate Brokerage Houses" and, jointly with the Offering Coordinators, "Institutions Participating in the Offering"), shall distribute in Brazil the Shares, subject-matter of the Offering, pursuant to CVM Rule 400, on the non-organized over-the-counter market, under the firm commitment of severally and non-jointly settlement (as defined below), pursuant to the Offering Agreement.

2.2. Shares Placement Efforts Abroad mediated by Credit Suisse Securities (USA) LLC and UBS Securities LLC ("International Placement Agents"), shares placement efforts shall be endeavored, exclusively abroad, by means of investment mechanisms regulated by the Brazilian Monetary Council ("CMN"), Central Bank of Brazil ("BACEN") and CVM, for Qualified Institutional Buyers, as defined in 144A Rule issued by U.S. Securities and Exchange Commission ("*SEC*"), in registration-exempted operation pursuant to provisions in the Securities Act of 1933 ("*Securities Act*") and rules issued supported by Securities Act and, in other countries, except for Brazil and the United States of America, for non U.S. Persons, pursuant to procedures provided for in the S Regulation issued by SEC, observing the prevailing laws in the country of domicile of each investor and in accordance with the international Placement Facilitation Agreement, to be entered into between the Company, the Selling Shareholders and the International Placement Agents ("Placement Facilitation Agreement"). These placement efforts will be endeavored only by means of a Preliminary Offering Memorandum and a Final Offering Memorandum. None shares offering in the United States of America or in other country rather than Brazil is being or will be conducted based on the Preliminary Offering Memorandum.


marisa

The shares, purpose of the sales efforts abroad by the International Placement Agents will be mandatorily acquired, paid and settled in Brazil with the Offering Coordinators.

2.3. Greenshoe Shares. The total amount of Shares of Basis Offer may be accrued of an overallotment of up to 6,600,000 non-par, book-entry, registered common shares, all of them free and unencumbered of any lien or encumbrance, issued by the Company ("Greenshoe Shares"), corresponding to up to 15% of total Shares of Basis Offer, not taking into account the Additional Shares, as per option for the subscription of these Greenshoe Shares to be granted by the Company to UBS Pactual, under same conditions and price of Shares initially offered, pursuant to article 24 of CVM Rule 400, which shall be destined to meet an eventual excess of demand to be verified during the Offering ("Greenshoe Option"). The Greenshoe Option may be exercised by UBS Pactual, after notification to the Lead Manager, provided that the decision on the overallotment of shares upon pricing of the Offer has been taken by common agreement of the Offering Coordinators, as aforementioned, within no later than thirty-two (32) days as of the date of execution of the Offering Agreement, inclusive.

2.4. Additional Shares. Without prejudice to the exercise of Greenshoe Option mentioned above, the total amount of Shares of Basis Offer may, at the discretion of the Company and of the Selling Shareholders, with the agreement of the Offering Coordinators, be increased by up to 8,800,000 Additional Shares, 7,740,000 of which held by the Selling Shareholders and 1,060,000 issued by the Company, corresponding to up to 20% of total Shares of Basis Offer, not taking into account the Greenshoe Shares, as provided for in article 14, paragraph 2 of CVM Rule 400 and under same conditions and price of Shares initially offered ("Additional Shares Option" and considered as "Secondary Offering" the portion of the Selling Shareholders, respectively).

2.5. Firm Commitment of Settlement. The firm commitment of settlement consists of the severally and non-jointly settlement of the Offering Coordinators in acquiring, on the Settlement Date, should all Shares are not fully settled on the Settlement Date (as defined below), by Price per Share (as defined below), the totality of balance resulting from the difference (a) between the amount of Shares, subject-matter of the firm commitment of severally and non-jointly settlement provided by the Offering Coordinators, pursuant to the Offering Agreement, and (b) the amount of Shares effectively placed on the market and paid by investors. This severally and non-jointly commitment shall be binding upon the conclusion of the Bookbuilding Procedure (defined below) and the signature of the Offering Agreement. In the event of exercise of firm commitment of severally and non-jointly settlement, and subsequent resale of Share to the public by the Offering Coordinators until the publication of the Announcement of Closure of Primary and Secondary Public Offering of Common Shares Issued by Marisa S.A.


marisa

("Announcement of Closure"), the resale price shall be the Shares market price, limited to the Price per Share (as defined below), except for the stabilization activities to be contracted by the Company and by Selling Shareholders by means of execution of the Private Instrument of Price Stabilization Services Agreement for Common Shares Issued by Marisa S.A. ("Stabilization Agreement"), which was approved by São Paulo Stock Exchange - BVSP ("BOVESPA") and by CVM.

2.6. Rights, Advantages and Restrictions of Shares. The Shares grant to its titleholders the rights, the advantages and the restrictions deriving from the Brazilian Corporation Law, the BOVESPA "Novo Mercado" Listing Rules and the Company's Bylaws ("Bylaws"), among which we point out the following: (i) voting right in the Company's general meetings, and each Share shall correspond to one vote; (ii) right to mandatory minimum dividend, in each fiscal year, corresponding to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporation Law; (iii) right to sell their shares, under the same conditions ensured to the selling controlling shareholder, in the event of disposal, directly or indirectly, on a remunerated basis of Company's control, both by means of a single operation, and by means of successive operations (100% price tag along); (iv) right to sell their shares in a public offering to be performed by the controlling shareholder or by the Company, in the event of deregistering as a publicly-held company and only by the controlling shareholder in the event of delisting from the "Novo Mercado", at least, by its respective economic value assessed by means of preparation of appraisal report by independent and specialized company, with proven experience and elected by the meeting of shareholders owning outstanding shares, derived from a three-name list submitted by the Board of Directors, and the costs to prepare said report must be fully borne by the offeror; and (v) full right to dividends and other rights related to shares to be declared by the Company as of the Settlement Date.

2.7. Target Public of the Offer. The Offer will be destined, in the Retail Offer (as defined below) to Non-Institutional Investors (as defined below), and, in the Institutional Offer (as defined below), to Institutional Investors (as defined below).

2.8. Price per Share. Within the scope of the Offering, we estimated that the offering price per Share ("Price per Share") will be placed between R$10.00 and R$ 14.00, except for, however that the Price per Share, may eventually be determined outside this range. The Price per Share will be established based on the outcome of the Bookbuilding Procedure ("Bookbuilding Procedure"), using as parameter the indications of interest in view of demand (by volume and price), collected with Institutional Investors, to be conducted by the Offering Coordinators in Brazil and abroad, pursuant to article 44 of CVM Rule 400, and pursuant to article 170, section III of paragraph 1 of the Brazilian Corporation Law. The participation of Binding Parties will be accepted in the process of setting the Price per Share, by means of their participation in the Bookbuilding Procedure, up to the maximum limit of fifteen per cent (15%) of the amount of the Offer, should the



demand verified in the Primary Offering be lower than the amount of Shares of Basis Offer (i.e., not taking into account the Additional Shares and Greenshoe Shares) accrued of one third. Should be verified excess of demand higher than 1/3 of Shares (excluding the Greenshoe Shares and Additional Shares), the placement shall not be allowed by the Offering Coordinators or by Contracted Coordinators of Shares for Institutional Investors who are Binding Parties (as defined below), and the investment intentions made thereby shall be automatically cancelled.

2.8.1. The selection of market price criterion in order to determine the Price per Share by means of Bookbuilding Procedure is justified due to the fact that such criterion will reflect the amount by which the Institutional Investors will show their intentions to subscribe and/or acquire Shares within the scope of the Offering. The Non-Institutions Investors who adhere to the Retail Offer will not take part in the Bookbuilding Procedure and, therefore, in the process to determine the Price per Share.

2.9. Term of the Offer. The term for the offering of shares within the scope of the Offering is up to six (6) months as of the date of publication of the Announcement of Commencement of the Public Primary and Secondary Offering of Common Shares Issued by Marisa S.A. ("Announcement of Commencement"), inclusive, pursuant to article 18 of CVM Rule 400, or until the date of publication of the Announcement of Closure, which occurs first.

2.9.1. The start date of the Offering will be disclosed by means of the publication of the Announcement of Commencement, pursuant to provisions in sole paragraph of article 52 of CVM Rule 400. The conclusion of the Offering and its results will be announced by means of publication of the Announcement of Closure, pursuant to article 29 of CVM Rule 400.

2.9.2. The Offering Coordinators will have up to three (3) business days, as of the date of publication of the Announcement of Commencement to carry out the placement of Shares initially offered ("Placement Period").

2.10. Settlement Date. The physical and financial settlement of the Offering, disregarding the Greenshoe Shares, shall take place on the last day of the Placement Period ("Settlement Date"). The physical and financial settlement of Greenshoe Shares will take place on the third (3rd) business day as of the date of exercise of the Greenshoe Option, if any.

2.11. Price Stabilization. UBS Pactual, by means of UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., may perform price stabilization activities for the common shares issued by the Company, within no later than thirty (30) days as of the start date of negotiations of Shares on BOVESPA, inclusive, estimated to occur on the business day following the publication of the Announcement of


marisa

Commencement, by means of purchase and sale operations of common shares issued by the Company, pursuant to applicable legal provisions and the Stabilization Agreement.

**3. OFFERING PROCEDURE**

3.1. Schedule. The Offering shall start after the conclusion of the Booking Period (as defined below), the conclusion of the Bookbuilding Procedure, the execution of the Offering Agreement, the granting of the offering registration by CVM, the publication of the Announcement of Commencement and the availability of the Final Prospectus of Primary and Secondary Offering of Common Shares Issued by Marisa S.A. ("Final Prospectus").


marisa

| Order of Events | Events | Estimated Date (1) |
|---|---|---|
| 1 | Publication of notice to the market (excluding Associate Brokerage Houses' logotype)<br>Preliminary Prospectus is available<br>Roadshow starts<br>Bookbuilding procedure starts | October3, 2007 |
| 2 | Publication of notice to the market (including Brokerage Houses' logotype)<br>Booking Period starts | October 10, 2007 |
| 3 | End of Booking Period for Non-Institutional Investors | October 17, 2007 |
| 4 | Conclusion of Roadshow<br>Conclusion of Bookbuilding Procedure<br>Price per Share is determined<br>Board of Directors Meeting of Marisa S.A. – approval of Price per Share<br>Signature of the Offering Agreement and the Placement Facilitation Agreement<br>Term to exercise the Greenshoe Option starts | October 18, 2007 |
| 5 | The Offering Registration is obtained with CVM<br>Publication of the Announcement of Commencement<br>Final Prospectus is available | October 19, 2007 |
| 6 | Shares purpose of the Offering start to be traded on Bovespa | October 22, 2007 |
| 7 | Offering Settlement Date | October 24, 2007 |
| 8 | Term to exercise the Greenshoe Option ends | November 19, 2007 |
| 9 | Settlement Date of Greenshoe Shares | November 22, 2007 |
| 10 | Publication of Announcement of Closure | November 26, 2007 |

(1) All estimated future dates are merely indicative and are subject to changes and postponements.

3.2. Form and Place of Offering. The Institutions Participating in the Offering will perform the offering of Shares to Non-Institutional Investors and to Institutional Investors, pursuant to CVM Rule 400, observing the share dilution effort provided for in the "Novo Mercado" Listing Rules and the provisions below.

3.3. Retail Offering. The amount of, at least, 10% and, at most, 20% of Shares of the Basis Offer, purpose of the Offering, not taking into account the Greenshoe Shares and Additional Shares, will be mainly destined to the public offering with individuals and legal entities, resident and domiciled in Brazil, who are not deemed as Institutional Investors, and investment clubs registered at BOVESPA, in both cases having made an advanced booking request by completing a specific form aiming the acquisition of Shares ("Booking Request"), observing, for these investors, the minimum investment amount of R$3,000.00 and the maximum investment amount of R$300,000.00 ("Retail Offering", "Non-Institutional Investors", respectively).

Besides the Offering Coordinators and the Contracted Coordinators, the Associate Brokerage Houses adhering to the Offering Agreement by means of execution of the statement of adhesion to the Offering Agreement with the Offering


marisa

Coordinators may also carry out the offering of Shares, purpose of the Retail Offering.

The Non-Institutional Investors interested in making the Booking Request shall carefully read the terms and conditions set forth in the Booking Requests, especially in what concerns the procedures related to the settlement of the Offer, as well as information contained in the Preliminary Prospectus.

3.3.1. Booking Period. The Non-Institutional Investors will be granted the term to start on this date and to end on October 17, 2007, inclusive, which may be extended at the discretion of the Offering Coordinators to make the respective Booking Requests. The Non-Institutional Investors who are deemed as Binding Parties, i.e., (i) managers or controllers of the Company, (ii) managers or controllers of the Institutions Participating in the Offer, (iii) other parties binding upon the Offer, or (iv) spouses or partners, ascendants, descendents and collaterals up to the second degree of kinship of each one of the persons referred to in items (i), (ii) or (iii) previous ones ("Binding Parties"), shall declare their condition as Binding Parties and shall have their Booking Requests cancelled by the Institution Participating in the Offering to have received the respective Booking Request, should excess of demand be verified exceeding 1/3 of Shares, excluding the Additional Shares and the Greenshoe Shares.

3.3.2. Retail Offering Procedures. The Booking Requests shall be made by Non-Institutional Investors, on an irrevocable and irresible basis, observing the provision in items (e), (g), (h), (i) and (j) below, by completing it at any of the Institutions Participating in the Offer, in accordance with the following conditions:

a. each of the Non-Institutional Investors may provide its Booking Request with a single Participant of the Offer, at the Institutions Participating in the Offering by completing a specific form, within the Booking Period, observing the minimum investment limit of R$3,000.00 and the maximum limit of R$300,000.00 by Non-Institutional Investor, and these investors may determine in the Booking Request, the maximum price per Share, as condition for efficacy of its Booking Request, as provided for in paragraph 3 of article 45 of CVM Rule 400;

b. in the assumption the totality of Booking Requests made by Non-Institutional Investors does not exceed the totality of Shares of Basis Offer destined to the Retail Offering, excluding the Greenshoe Shares and Additional Shares, no apportionment will occur, and all Non-Institutional Investors are fully answered in all their bookings. Any unsold shares in the lot originally allocated to Non-Institutional Investors will be destined to the Institutional Offering;

c. in the assumption of the totality of Booking Requests made by Non-Institutional Investors exceeds the totality of Shares of Basis Offer destined to the Retail



Offering, excluding the Greenshoe Shares and Additional Shares, the Shares of the Basis Offer will be apportioned among all the Non-Institutional Investors who made the Booking Request, whereas (i) until the limit of R$5,000.00, inclusive, the apportionment criterion will be the equal and successive division of Shares of Basis Offer among all the Non-Institutional Investors, limited to the individual amount of each one of the Booking Requests and to the total amount of Shares of Basis Offer; and (ii) once met the apportionment outlined in item (i) above, the Shares of the Basis Offer destined to remaining Non-Institutional Investors will be prorated proportionally to the amount of each Booking Request among all the Non-Institutional Investors, excluding the fractions of Shares of Basis Offer. Optionally, the Offering Coordinators may increase the amount of Shares of Basis Offer destined to the Retail Offering, up to the maximum limit of 20% of Shares of Basis Offer, excluding the Additional Shares and Greenshoe Shares, so that Booking Requests in excess provided by Non-Institutional Investors may be fully or partially answered, and in the event of partial answer, the apportionment criterion outlined in this item (c) will be observed;

d. until 4:00 pm of the business day immediately following the date of publication of the Announcement of Commencement, each Institution Participating in the Offering shall inform those Non-Institutional Investors about from whom it has received the Booking Requests about the amount of Shares to be subscribed thereby and the amount to be paid in view of such subscription, by means of its respective email, or in the lack thereof, by phone or correspondence. The payment will be limited to the amount of Booking Request, except for eventual apportionment, as provided for in item (c) above;

e. the Non-Institutional Investor shall pay the amount indicated in item (d) above to the Institution Participating in the Offering with which it has made its respective Booking Request, with available funds, until 10:30 am of the Settlement Date. In the lack of prompt payment and observing the item (l) below, the Booking Request may be cancelled by the Institution Participating in the Offering with which the Booking Request has been made;

f. on the Settlement Date, after verifying that the Company and the Selling Shareholders deposited the Shares purpose of the Offering with the custody service of CBLC and once confirmed the credit corresponding to the product of distribution of Shares in the settlement account of CBLC, CBLC, on behalf of each of the Institutions Participating in the Offering which received the Booking Request, will deliver to each Non-Institutional Investor with which it has booked, the amount of Shares corresponding to the ratio between the intended investment amount mentioned in the Booking Request and the Price per Share, except for the possibilities of waiver and cancellations provided for in items (e) above and (g), (h), (i) and (j) below, respectively, and the eventual apportionment provided for in item


marisa

(c) above. Should this ratio results in fraction of Share, the investment amount will be limited to the amount corresponding to the highest whole number of Shares;

g. in the assumption the Price per Share is higher than the maximum price per Share informed in the Booking Request, the Booking Request will be automatically cancelled and the amount eventually deposited by Non-Institutional Investor will be refunded to each one of them;

h. in the event (i) a material discrepancy is verified between the information contained in the Preliminary Prospectus and the information contained in the Final Prospectus substantially altering the risk assumed by Non-Institutional Investor or its investment decision; (ii) the Offering is suspended, pursuant to article 20 of CVM Rule 400; and/or (iii) the Offering is modified, pursuant to article 27 of CVM Rule 400, the Company, the Selling Shareholders and the Offering Coordinators will include in the Announcement of Commencement and/or announcement of rectification, as the case may be, the information that the Non-Institutional Investor may waive the Booking Request after the publication of Announcement of Commencement and/or announcement of rectification, as the case may be. In this assumption, the Non-Institutional Investor shall inform, in writing, its decision to waive the Booking Request to the Institution Participating in the Offering to have received the respective Booking Request (by means of email, fax or correspondence sent to the address of the Institution Participating in the Offering, as per data below) until 3:00 pm of the fifth (5th) business day following the date of publication of the Announcement of Commencement and/or announcement of rectification, pursuant to the terms of the respective Booking Request, which will be then cancelled by respective Institution Participating in the Offering. Should the Non-Institutional Investor do not inform, in writing, its decision to waive the Booking Request until the established date and time, it shall provide the payment for the subscription of Shares, purpose of its Booking Request;

i. in the assumption of not occurring the conclusion of the Offering, the termination of the Offering Agreement, or, also, in any other assumption of return of Booking Requests in view of express legal or regulatory provision, the Booking Requests will be automatically cancelled and the Lead Manager will announce the cancellation of the Offering to the Non-Institutional Investors who made the Booking Requests, including by means of publication of notice to the market;

j. in the assumption of non-compliance by any of the Contracted Coordinators or the Associate Brokerage Houses, of any of the rules of conduct provided for in the regulation applicable to the Offering, including but not limited to those provided for in CVM Rule 400 and, specifically, in the assumption of improper disclosure on the media during the black-out period, as provided for in article 48 of CVM Rule 400, such Contracted Coordinator or Associate Brokerage House will no longer compose the group of financial institutions responsible for the placement of Shares


marisa

within the scope of the Offering, by which all the Booking Requests received will be cancelled. The Contracted Coordinator or the Associate Brokerage House referred to in this item (j) shall immediately inform the Non-Institutional Investors with which it has made the Booking Request about said cancellation;

k. should the Non-Institutional Investor have already provided the payment pursuant to item (e) above and waive the Booking Request pursuant to item (h) or have his Booking Request cancelled pursuant to items (e), (g), (i) and (j) above, the amounts deposited will be refunded not bearing interest or monetary restatement, no reimbursement and deducted, should the rate is higher than zero, of amounts related to CPMF levy, within five (5) business days respectively as of the cancellation request of the Booking Request or the cancellation of the Offering and/or Booking Request;

l. the Non-Institutional Investor is advised to check with the Associate Brokerage House of his preference, before making the Booking Request, if such Associate Brokerage House will require, at its exclusive discretion, the maintenance of funds in checking account or investment account opened and/or held in such Associate Brokerage House, for the purposes of guarantee of the Booking Reserve, as well as other conditions related to the account held with said brokerage house; and

m. the Non-Institutional Investors shall subscribe the Shares by means of payment in cash, in domestic currency, in accordance with the procedure mentioned above.

3.4. Institutional Offering. The institutional offering is destined to individuals and legal entities and investment clubs registered at BOVESPA, in relation to their specific investment orders referring to amounts exceeding R$300,000.0, investment funds, managed portfolios, pension funds, assets management companies registered at CVM, entities authorized to operate by BACEN, collective investment entities destined to investments in securities portfolio registered at CVM and/or at BOVESPA, insurance companies, supplementary private pension entities and savings bonds entities and certain investors resident abroad and investing in Brazil according to the rules of CMN Resolution 2,689, as of January 26, 2000, as amended ("CMN Resolution 2,689"), and CVM Rule 325, dated January 27, 2000, as amended ("CVM Rule 325"), or, also, pursuant to the direct foreign investment rules of Law 4,131, dated September 27, 1962, as amended ("Institutional Offering", "Institutional Investors", "Law 4,131", respectively).

The Institutional Investors shall provide the payment and/or acquisition of Shares, as the case may be, by means of payment in cash, in domestic currency, upon the subscription and/or acquisition of Shares.

The Shares of Basis Offer, after complying with the Booking Requests of Non-Institutional Investors as outlined above, shall be offered to the Institutional


marisa

Investors. Advanced bookings will not be accepted for Institutional Investors, and there will not be minimum or maximum investment amounts, except for individuals and certain legal entities, besides investment clubs, the investment amounts of which shall exceed R$300,000.00 in order to be deemed as Institutional Investors.

Should the amount of Shares of Basis Offer, purpose of orders received from Institutional Investors during the Bookbuilding Procedure exceed the total of remaining Shares of Basis Offer after answering the Booking Requests of Non-Institutional Investors, will have priority in the answer of their respective orders those Institutional Investors, who, at the discretion of Offering Coordinators, the Company, and the Selling Shareholders, better fulfill the purpose of the Offering of creating a diversified basis of shareholders composed of investors with different assessment criteria over the outlook, over time, of the Company, its performance area and the Brazilian and international macroeconomic conditions.

The Offering Coordinators, with the express consent of the Company and the Selling Shareholders, will prepare Shares offering plan, pursuant to article 33, paragraph 3 of CVM Rule 400, which will take into account the creation of a diversified base of shareholders, the relations of the Company, the Selling Shareholders and the Offering Coordinators with their clients and other trading or strategic considerations, observing that the Offering Coordinators shall ensure the conformity of investment with the risk profile of their clients, as well as the fair and equitable treatment to investors.

The participation of Institutional Investors deemed as Binding Parties will be accepted in the process to set the Price per Share, by means of their participation in the Bookbuilding Process, until the maximum limit of fifteen per cent (15%) of the amount of the Primary Offering.

Should excess of demand be verified higher than 1/3 of Shares of Basis Offer, excluding the Greenshoe Shares and Additional Shares, the placement by the Offering Coordinators or Contracted Coordinators will not be allowed of Shares to Institutional Investors who are Binding Parties, and the bookbuilding made by Institutional Investors who are Binding Parties is automatically cancelled.

**4. CORPORATE APPROVALS**

4.1. The performance of the Primary Offering and the determination of the amount of Shares, purpose of the Primary Offering, were approved at the Company's Board of Directors Meeting held on October 2, 2007, the minutes of which were published in the Valor Econômico newspaper on October 3, 2007 and in the Official Gazette of the state of São Paulo on October 4, 2007. The capital increase, with exclusion of preemptive right of Company's current shareholders, as well as the Price per Share will be resolved by the Company's Board of Directors in a



meeting to be held between the conclusion of the Bookbuilding Procedure and the granting of registration of the Offering by CVM.

**5. ADDITIONAL INFORMATION ABOUT THE COMPANY**

5.1. On September 14, 2007, the Company entered into a Listing Agreement on the BOVESPA "Novo Mercado", which will take effect on the date of publication of Announcement of Commencement. As of the effectiveness date of the Listing Agreement on the "Novo Mercado", the Company will be registered in the "Novo Mercado" segment of BOVESPA and its shares will be traded as of the date following the publication of the Announcement of Commencement, under the ticker "MARI3".

5.2. None registration of the Offering or Shares before SEC or with any capital markets regulatory agency of any other country will occur, except for in Brazil.


marisa

## 6. SHARE BOOKKEEPING FINANCIAL INSTITUTION

6.1. The financial institution contracted by the Company to render Share bookkeeping services is Banco Bradesco S.A.

## 7. ADDITIONAL INFORMATION

7.1. Restrictions to the Trading of Shares (Lock-Up). According to the "Novo Mercado" Listing Rules, aside from certain exceptions, the Controlling Shareholder, as defined in the Preliminary Prospectus, and the Company's managers may not sell and/or offer to sale the shares issued by the Company or derivatives backed by these shares to which they were titleholders immediately after the effectiveness of the Offering, during the first six (6) months subsequent to the Offering, which corresponds to the first public offering of Company's shares after the execution of the "Novo Mercado" Listing Agreement.

After this six-(6) month preliminary period, the controlling shareholder and the Company's managers may not sell and/or offer more than 40% of shares issued by the Company or derivatives backed by these shares to which they are titleholders immediately after the effectiveness of the Offering, for another six (6) months.

In addition to the aforementioned, aside from certain exceptions, the Company, its managers, the Selling Shareholders and other shareholders of the Company will execute agreements for the restriction to sell shares issued by the Company (lock-ups), by means of which, they will undertake during a period of one hundred and eighty (180) days as of the date of Final Prospectus : (i) not to issue, offer, sell, contract the sale, guarantee, lend, grant any call option or any other form of disposal or grant any rights, register document pursuant to the Securities Act or the Brazilian laws, in all cases related to, any common share or option or call warrant of any common share or any convertible security, or which can be swapped with, or representing the right to receive common shares issued by the Company; (ii) not executive any swap agreement or any agreement transferring to the other party, in whole or partially, any economic value deriving from the ownership of common shares or any convertible security, subject to exercise or swappable with common shares issued by the Company, or warrants or any other purchase right of common shares issued by the Company, regardless if such operation is carried out with delivery of common shares or any security issued by the Company, for cash or any other form; and (iii) not to publish announcement with a view to carrying out any operation mentioned above.

The aforementioned will not apply (i) to Shares to be offered pursuant to the Offering Agreement and the Placement Facilitation Agreement; and (ii) in relation to the transfer of securities to a broker, within the scope of market maker activities, in accordance with the applicable laws, including the CVM Rule 384, dated March


marisa

17, 2003, and the Self-Regulation Code of Brazilian Association of Investment Banks - ANBID, related to Public Offering and Acquisition of Securities.

7.2. *Exemption to Submit Feasibility Study.* On August 2, 2007, a request to be exempted from submitting an economic-financial feasibility study was sent to CVM ("Exemption Request") in view of provision in section II of article 32 of CVM Rule 400, which was authorized by CVM on September 18, 2007.

The Exemption Request showed that the Company was incorporated on August 15, 2006 in order to concentrate the investments of its direct and indirect shareholders in the clothing retail sector and management of owned credit card, as part of a corporate restructuring involving its controlling shareholder and subsidiaries, effective on December 31, 2006. The request also showed that its recent incorporation and the non-existence of operating activities do not result in higher risks to investors, since the Company became holding of companies with solid history of cash generation and that group's activities started over 60 years ago.

In view of such restructuring, the Company estimates to incur in total additional expenses of up to R$2.4 million yearly (i.e., approximately R$1.2 million per half-year period), mainly deriving from increase in administrative staff, investor relations department expenses, publication of corporate acts and further information and the engagement of service providers, including independent auditors to audit its financial statements. Taking into account the Company's financial statements as of June 30, 2007, these additional costs would account for 0.16% of gross operating revenue, 0.23% of net operating revenue and 3.22% of net income for the half-year period ended on June 30,2007. The Company considers that these additional costs are little significant taking into account the increase of its gross operating revenue of R$64.4 million, respectively, in the half-year period ended on June 30, 2007, compared to the half-year period ended on June 30, 2006.

On April 25, 2007, the Company's Board of Directors established the stock option plan or subscription of shares, with a view to aligning the interests and objectives of persons not contemplated thereby with the Company's expected strategies and results. The total amount of common shares related to which options may be granted, on April 25, 2007 was 892,688 common shares component of authorized capital, and may not exceed 2% of the total amount of shares issued by the Company, at any time during the effectiveness of the plan. In the Exemption Request, the Company submitted to CVM two assumptions of granting effect of all options authorized by the program in the statement of income and in the shareholders' equity of the Company, using as reference two different scenarios on June 30, 2007: (i) the average point of price level; and (ii) the symbolic value of R$0.01 per share (in order to simulate the dilution deriving from the maximum discount over the price that may be granted by the Board of Directors), showing to


marisa

CVM that the exercise of all these options would generate a dilution in relation to the amount of Company's shares of at most 2% of total capital stock of the Company on June 30, 2007.

In addition, the Company's Exemption Request informed CVM about the global compensation to be received by the Company's managers in 2007, fully paid as *pro labore*, and that the Company's managers do not receive any indirect compensation and also that up to date, Company's stock options or shares subscription were not granted to any of the managers.

Finally, the Company showed that its indebtedness will be paid by means of cash generation, and part of short-term loans will be settled with the Company's cash generation during 2007, and that the Company intends to settle the long-term loans upon their respective maturities, with funds derived from its future cash generation.



For further information about the Exemption Request, see the section "Exemption to Submit Feasibility Study" of the Prospectus.

7.3. Recommendation to Investors. The Offering Coordinators recommend to investors, before taking any investment decision related to the Shares or the offering, to carefully read the Preliminary Prospectus, which may be obtained as of the publication date of this Notice to the Market. The reading of Preliminary Prospectus enables investors a deep analysis of the terms and conditions of the Offering and the risks inherent thereto.

The investors intending to obtain further information about the Offering and a copy of the Preliminary Prospectus shall be forwarded to the addresses or premises of the Institutions Participating in the Offering, as indicated below, and the Non-Institutional Investors may also go these places in order to make their Booking Requests. Additional information about the Associate Brokerage Houses may be obtained on the website of CBLC: www.cblc.com.br.

• **Company**
**Marisa S.A.**
Rua James Holland nº 422 - São Paulo, SP
Attn.: Mr. Paulo Sergio Borsatto
Phone: (55xx11) 2109-6000 - Fax: (55xx11) 3392-4276
Website: www.marisa.com.br



• **Offering Coordinators**
**Banco de Investimentos Credit Suisse (Brasil) S.A.**
Av. Brigadeiro Faria Lima, 3.064, 12º, 13º e 14º andares (parte) - São Paulo, SP
Attn: Mr. Márcio Guedes
Phone: (55xx11) 3841-6800 - Fax: (55xx11) 3841-6912


marisa

Website: http://br.credit-suisse.com/ofertas

**Banco UBS Pactual S.A.**
Av. Brigadeiro Faria Lima, 3.729, 9° e 10° andares - São Paulo, SP
Attn: M. Fábio Nazari
Phone: (55xx11) 3383- 2270 - Fax: (55xx11) 3383- 2001
Website: www.ubs.com/1/p/ubslatinamerica/capital_markets.html

• **Contracted Coordinators**
**Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários**
Av. Brigadeiro Faria Lima, 3.064, 13° e 14° andares (parte) - São Paulo, SP
Attn.: Mrs. Milena Aloisi
Phone: (55xx11) 3841-6000 - Fax: (55xx11) 3841-6209
Website: http://br.credit-suisse.com/ofertas

**Banco Safra de Investimentos S.A.**
Avenida Paulista, 2.100 - São Paulo-SP
Attn: Mr. Paulo Henrique Medeiros Arruda
Phone: (0xx11) 3175-9372 - Fax: (0xx11) 3175-7537
Website: www.safrabi.com.br

**HSBC Corretora de Títulos e Valores Mobiliários S.A.**
Av. Brigadeiro Faria Lima n° 3.064, 4° andar - São Paulo-SP
Attn.: Sr. Eduardo Rangel
Phone: (0xx11) 3847-9740 - Fax: (0xx11) 3847-9740
Website: www.hsbc.com.br/para-voce/investimentos/ofertas-publicas.shtml
• **Associate Brokerage Companies**
Information on the brokerage companies registered at the CBLC to participate in the Offering, as indicated in this Notice to the Market. Additional information on the Associate Brokerage Companies may be obtained at BOVESPA's website.
• **Comissão de Valores Mobiliários - CVM**
Rua Sete de Setembro n° 111, 5° andar - Rio de Janeiro, RJ
Phone: (0xx21) 3233-8686
Rua Cincinato Braga n° 340, 2°, 3° e 4° andares - São Paulo - SP
Phone: (0xx11) 2146-2000
http://www.cvm.gov.br

7.4. *Roadshow*. The Offering Coordinators, the Company and the Selling Shareholders shall carry out presentations to investors ("Roadshow") in Brazil and abroad during the Bookbuilding Procedure.

7.5. Other Information. The Preliminary Prospectus contains additional and supplementary information to this Notice to the market and its reading provides a


marisa

detailed analysis of the Offering terms and conditions as well as risks inherent thereto.

**"READ THE PRELIMINARY PROSPECTUS BEFORE ACCEPTING THE OFFERING".**
**Investors should read the "Risk Factors" Section of the Preliminary Prospectus, for a description of certain risk factors that should be taken into consideration regarding the subscription and acquisition of Shares.**

Pursuant to CVM Rule 400, the Company, the Selling Shareholders and the Lead Manager requested the registry of the Primary Offering and of the Secondary Offering before the CVM, on August 2, 2007, and the Offering is subject to approval by the CVM.

This Notice to the Market does not constitute a sale offering of Shares in the United States of America or in any other jurisdiction where sale is prohibited, and no registry of the Offering or of the Shares will be made at SEC or any agency or regulatory body of the capital markets of any other country, except for Brazil. The Shares cannot be offered or sold in the United States of America without registration at SEC, unless they are compliant with the applicable exemption.

This is a republication of the Notice to the Market published on October 3, 2007, on this same newspaper, with the complete list of the Associate Brokerage Companies participating in the Offering.

**Investment in shares represent a risky investment, since it is a variable income investment and, thus, investors who intend to invest in the Shares in the scope of the Offering are subject to various risks, including those related to the volatility of the capital markets, with the liquidity of the shares and the variation of their prices in stock exchange, and, therefore, may lose their investments partially or totally. Investment in shares is not, therefore, adequate to investors who do not wish to be subject to risks related to the volatility of the capital market. However, there is no class or category of investors that is prohibited by law from acquiring Shares in the scope of the Offering. "The registration of the present offering does not imply, by CVM, the guarantee of truth of the information provided or judgment about the quality of the company, as well as about the shares to be distributed."**

"This public offering/program was prepared in accordance with the provisions of the Self-Regulation Code of ANBID for the Public Offerings of Distribution and Acquisition of Securities, which is registered at the 4th Office of Registration of Securities and Documents of the Judicial District of São Paulo, state of São Paulo, under #4890254; thus, this present public offering/program meets the minimum information standards contained in the code, and it is not incumbent upon ANBID



any responsibility for the referred information, for the quality of the issuer and/or offerors, of the participant institutions and of the securities purpose of the public offering/program."

Lead Manager
Offering Coordinators
Contracted Coordinators
Associate Brokerage Houses

Coordenador Líder







Coordenadores Contratados





Corretoras Consorciadas








**Marisa S.A.**

**Publicly Held Company**

**Company Registry (NIRE) 35.300.334.159**

**Corporate Taxpayer ID (CNPJ/MF) 08.262.343/0001-36**

**Material Fact**

Pursuant to Item XIV of the Sole Paragraph of Article 2, and Article 3 of CVM Instruction 358 dated January 3, 2002, Marisa S.A. ("Marisa" or "Company") hereby informs its shareholders and the general public that on today's date, the Extraordinary General Meeting of the Company's Shareholders authorized the split of 100% of the Company's common shares at the ratio of 1:3 (one to three) ("Stock Split"), as well as an increase in the limit of the Company's authorized capital to 450,000,000 (four hundred and fifty million) common shares with no par value.

The new common shares created as a result of the Stock Split will be the same type and class of common shares as those already in existence, and will enjoy the same rights conferred to the existing common shares, including the right to any dividends declared as of today's date.

As a result of the Stock Split and the increase in the authorized capital, the capital stock of Marisa will now be composed of 133,903,230 (one hundred and thirty-three million, nine hundred and three thousand, two hundred and thirty) common shares with no par value, which may be increased to the limit of 450,000,000 (four hundred and fifty million) common shares with no par value, by means of a resolution by the Board of Directors and not requiring any amendment to the Company's Bylaws. There will be no change whatsoever in the value of the company's capital stock, which will be maintained at R$44,634,410.00 (forty-four million, six hundred and thirty-four thousand, four hundred and ten reais).

São Paulo, September 20, 2007

**Paulo Sérgio Borsatto**
Chief Financial and Investor Relations Officer

## TERM OF COMMITMENT

I, **LUIZ FERNANDO FURLAN**, Brazilian, married, chemical engineer, bearer of RG identity card no. 2.985.393 and CPF (MF) individual taxpayer no. 019.489.978-00, with offices located at Rua Doutor Veiga Filho, 350 - 9° in the city and state of Sao Paulo, the undersigned elected to serve in the position of Sitting Member of the Board of Directors of **Marisa S.A.**, a publicly held company with head offices in the city and state of Sao Paulo at Rua James Holland, n° 422 registered under Corporate Taxpayer ID (CNPJ/MF) 08.262.343/0001-36 and with its articles of incorporation duly filed at the São Paulo State Board of Trade under Company Registry (NIRE) 35.300.334.159, at the meeting of the Company's Board of Directors held on July 31, 2007, hereby declare that I accept my election and pledge to faithfully execute the responsibilities and duties inherent to my position, in accordance with the law and the Company's Bylaws, and declare that I meet all of the requirements stated in Article 147 of Law 6,404/76, as attested by my signature below.

São Paulo, July 31, 2007

**LUIZ FERNANDO FURLAN**
Member of the Board of Directors


RECEIVED
2008 MAY -1 A 7:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# CORPORATE EVENTS CALENDAR

| | |
|---|---|
| Company Name | Marisa S.A. |
| Central Office Address | Rua James Holland, 422 |
| Website | www.marisa.com.br |
| Director of Investor Relations | Name: Paulo Sergio Borsatto |
| | E-mail: borsatto@marisa.com.br |
| | Phone(s): 55 11 2109-6252 |
| | Fax: 55 11 3392-4276 |
| Responsible for Investor Relations Area | Name: Renata Isis Kater |
| | E-mail: renata.kater@marisa.com.br |
| | Phone(s): 55 11 2109-6269 |
| | Fax: 55 11 3392-4276 |
| Publications (and locality) in which its corporate documents are published | Diário Oficial do Estado de São Paulo<br>Valor Econômico (São Paulo) |
| The Company is complied with arbitration on Market Arbitration Chamber established by Compulsory Clause registered in its By-Laws. | |

| Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007 | |
|---|---|
| **EVENT** | **DATE** |
| Accessible to Stockholders | |
| Publication | 02/28/2008 |
| Submission to BOVESPA | 02/28/2008 |

| Standardized Financial Statement (DFP), as of 12/31/2007 | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | 02/27/2008 |

| Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance to international standards, as of 12/31/2007 | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | 05/01/2008 |

| Proceeds in cash for results from fiscal year ending on 12/31/2007 | | | | |
|---|---|---|---|---|
| **Proceeds** | **Event-Date** | **Amount (R$)** | **Value in R$/share** | **Date** |
| | | | **Common** | |
| Dividends | AGM/EGM – 04/28/2008 | R$2,461 thousand | R$ 0.013337 | |

| Annual Financial Statements – IAN, as of 12/31/2007 | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | 05/23/2008 |

| Quarterly Financial Statements – ITR | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | |
| Referring to 1st quarter | 05/05/2008 |
| Referring to 2nd quarter | 08/01/2008 |
| Referring to 3rd quarter | 11/03/2008 |

| Quarterly Information in English or in accordance to international standards | |
|---|---|
| **EVENT** | **DATE** |
| Submission to BOVESPA | |
| Referring to 1st quarter | 05/30/2008 |
| Referring to 2nd quarter | 08/30/2008 |
| Referring to 3rd quarter | 11/28/2008 |

| Ordinary and Extraordinary Shareholders Meetings | |
|---|---|
| **EVENT** | **DATE** |
| Publication of the Call Notice | 04/11/2008 |
| Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available | 04/10/2008 |
| Ordinary and **Extraordinary** Shareholders Meetings | 04/28/2008 |
| Submission of the main deliberations of the Ordinary and **Extraordinary** Shareholders Meetings to BOVESPA | 04/28/2008 |
| Submission of the Minutes of the Ordinary and **Extraordinary** Shareholders Meetings to BOVESPA | 04/29/2008 |

| Extraordinary Shareholders Meeting already scheduled | |
|---|---|
| **EVENT** | **DATE** |
| Publication of the Call Notice | - |
| Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available | - |
| Extraordinary Shareholders Meeting | - |
| Submission of the main deliberations of the Extraordinary Shareholders Meetings to BOVESPA | - |
| Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA | - |

| Meetings with Analysts, open to the Public | |
|---|---|
| **EVENT** | **DATE** |
| Meeting with analysts, open to the public (Company's Headquarters – 1:00pm US EST) | 05/30/2008 |

| Conference Call (optional) | |
|---|---|
| **EVENT** | **DATE** |
| Conference Call | - |

| Board of Directors Meeting already scheduled | |
|---|---|
| **EVENT** | **DATE** |
| Board of Director's Meeting (approval of the financial statements) | - |
| Submission of the main deliberations of the Board of Director's Meeting to BOVESPA | - |

| | |
|---|---|
| Submission of the Minutes of the Board of Director's Meeting to BOVESPA | - |
| Board of Director's Meeting (approval of issued securities) | - |
| Submission of the main deliberations of the Board of Director's Meeting to BOVESPA | - |
| Submission of the Minutes of the Board of Director's Meeting to BOVESPA | - |






**MARISA S.A.**

Publicly-held Company

**Corporate Registry ID (NIRE) 35.300.334.159**
**Corporate Taxpayer's ID (CNPJ) 08.262.343/0001-36**

## CALL NOTICE FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

Pursuant to the Board of Directors' resolution, the shareholders of Marisa S.A. ("Company") are summoned to hold an Annual and Extraordinary General Meeting of the Company ("AGO/E") to be held at the Company's headquarters located at Rua James Holland, 422, in the city and state of São Paulo, at 10:00 a.m. on April 28, 2008, in order to resolve on the following agenda:

1. At the Annual General Meeting:

   (i) examine the Management accounts, verify, discuss and vote on the Company's financial statements related to the fiscal year ended on December 31, 2007;

   (ii) resolve on the proposal related to the allocation of net income for the year and the distribution of dividends;

   (iii) elect the members of the Company's Board of Directors; and

   (iv) set the limit of annual global compensation of the Company's management for the fiscal year of 2008.

2. At the Extraordinary General Meeting:

   (i) amend the Company's Stock Option Plan or Subscription of Shares ("Plan"), approved at the Company's Extraordinary General Meeting held on April 25, 2007 and amended at the Company's Extraordinary General Meeting held on October 16, 2007;

   (ii) amend Article 19, XXV of the Company's Bylaws; and

   (iii) restate the wording of the Company's Bylaws, in view of (a) amendment to Article 19, XXV, mentioned in item (i) above, should it be approved; (b) update of the Company's capital stock mentioned in *caput* of Article 5, in view of the splitting of all

common shares issued by the Company and the Company's capital stock increase, approved at the Extraordinary General Meeting held on September 20, 2007 and at the Board of Directors Meeting held on October 18, 2007 and November 19, 2007, respectively; and (c) update of the limit of Company's authorized capital mentioned in Article 6, as a result of increase of its limit, as approved at the Extraordinary General Meeting held on September 20, 2007.

**Clarifications:**

Pursuant to paragraph one of Article 126 of Law 6,404/76, shareholders may be represented by attorneys-in-fact, observing the legal restrictions; the power of attorney and other corporate acts evidencing the regular status of representation shall be delivered at the Company's headquarters within forty-eight (48) hours prior to the Meeting.

Copies of the documents to be discussed at said Meeting are available to shareholders, at the Company's headquarters, on its Investor Relations website (www.marisa.com.br/ir), as well as on the website of CVM (Securities and Exchange Commission of Brazil) and BOVESPA (São Paulo Stock Exchange).

São Paulo, April 11, 2008.

**Marcio Luiz Goldfarb**
Chairman of the Board of Directors

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **March, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **March, 2008** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 3,500 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| Forward contract | MARI3T 180 | Schain Cury | Buy | 03/20/2008 | 5,100 | R$ 5.91 | R$ 30,141 |
| Forward contract | MARI3T 90 | Schahin | Buy | 03/14/08 | 150 | R$ 6.64 | R$ 996.00 |
| Forward contract | MARI3T 90 | Schahin | Buy | 03/14/08 | 2,850 | R$ 6.65 | R$ 18,952.50 |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 11,600 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **March, 2008** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Board** | **(X) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 72.58% | 72.58% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Forward contract | MARI3T 182 | HG | Buy | 03/24/08 | 5,500 | 6.55 | 36,039.85 |
| Forward contract | MARI3T 181 | HG | Buy | 03/25/08 | 1,600 | 6.51 | 10,412.96 |
| Forward contract | MARI3T 180 | HG | Buy | 03/27/08 | 1,000 | 6.25 | 6,245.60 |
| Forward contract | MARI3T 180 | HG | Buy | 03/28/08 | 2,000 | 6.10 | 12,200.40 |
| Forward contract | MARI3T 182 | HG | Buy | 03/31/08 | 1,000 | 6.02 | 6,021.40 |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,914,328 | 72.58% | 72.58% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **February, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **February, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 3,500 | 0.0% | 0.0% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |
| | | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 3,500 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **February, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Board** | **(X) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |
| | | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |



marisa

# 4Q07 and Annual Results Presentation

February 29th, 2008

# 2007 Highlights


marisa

- 35 new stores were **inaugurated**, and 24 stores were expanded/remodeled;
- **Net Revenue from Goods and Services** moved up by 37.3%;
- **Gross Margin** of 49.1%;
- Dilution of **selling, general & administrative expenses** as a percentage of net revenue of 40.1%;
- The Company's **net income** increased R$105.2 million in the comparison of 2006 versus 2007;
- The Company **invested** R$155.0 million in 2007;
- On a same-store basis, net revenue **grew** by 14.4%;
- **Adjusted EBITDA** grew by 124.3% amounting to R$152.3 million in 2007.

# Operating Performance – Expansion and Remoleding of Stores


marisa

- Growth of 47.5% in the number of stores with wider product mix;
- In 2007, Marisa inaugurated 35 new stores and expanded/remodeled 24 stores.


Number of Store Evolution
148
0.7%
149
11.4%
166
21.1%
201
2004
2005
2006
2007
Marisa Expanded(1) Marisa Traditional(2)
Sales Area Evolution
95
13.1%
107
42.4%
152
35.9%
207
2004
2005
2006
2007
Marisa Expanded(1) Marisa Traditional(2)

(1)Extended product mix / average store area between 1,200m² and 1,700m²
(2)Woman fashion and lingerie / average store area of 400m²


marisa

# Net Revenue



- 4Q07 Revenue growth due to:
  - +11.9% in unit volume sales;
  - +7.2% in average unit price;
  - +3.5% SSS.
- 2007 Revenue growth due to:
  - +26.5% in unit volume sales;
  - +4.9% in average unit price;
  - +14.4% SSS.


Total Net Revenue
(R$ Million)
CAGR:
33.9%
33.4%
31.1%
37.3%
23.5%
500.3
667.6
875.4
1,202.2
336.6
415.5
2004
2005
2006
2007
4Q06
4Q07
2004 2005 2006 2007 4Q06 4Q07

# Gross Profit and Margin




marisa


Gross Profit
(R$ million)
174.8
51.9%
22.1%
213.5
51.4%
435.8
49.8%
35.4%
590.0
49.1%
4Q06
4Q07
2006
2007
Gross Profit
Gross Margin

# 4Q07 Operational Expenses


marisa

- The SG&A dilution moved down from 43% in 2006 to 40.1% in 2007;
- In the quarter, the dilution of SG&A moved down from 38.6% in 4Q06 to 37.0% in 4Q07.


Selling, General and Adminsitrative Expenses
(R$ Million)
129.8
153.6
376.8
482.0
38.6%
37.0%
43.0%
40.1%
4Q06
4Q07
2006
2007
SG&A*
SG&A*/ Net Revenue

* Including IPO expenses

# Adjusted EBITDA and Margin


marisa

- Improvement of EBITDA and Margin EBITDA
  - Higher control of Expenses;
  - Gross Profit Increase.


Adjusted EBITDA
(R$ Million)
8.7
63.0
67.9
152.3
43.5
96.1
2004
2005
2006
2007
4Q06
4Q07
Adjusted EBITDA Margin
1.7%
9.4%
7.8%
12.7%
12.9%
23.1%
2004
2005
2006
2007
4Q06
4Q07

# Net Profit



marisa


- Net Profit increase due to:
    - Revenue Increase; and
    - Higher Control of Expenses.



Net Profit
(R$ Million)
+ R$46.2
+ R$105.2
-12.9
33.2
4Q07
-57.5
47.7
2007
4Q06
4Q07
2006
2007



# Marisa's Credit Card


marisa

- Growth of 33.3% in the number of **issued cards** for the full year 2007;
- **Loss recovery** grew R$28.5 million in 2007;
- Increase in the **share of interest bearing sales** from 11.1% in 2006 to 21.3% in 2007.





Evolution of Cards Base
(R$ Thousand)
3,404
5,161
7,385
9,694
51.6%
43.1%
33.3%
2004
2005
2006
2007

# FPD (*First Payment Default*)


marisa




First Payment Default
(FPD)
10.5%
9.9%
10.6%
10.6%
11.2%
13.1%
11.4%
10.9%
9.7%
9.1%
7.2%
Sharp drop in
only 5 months
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07


marisa

This release may contain forward-looking statements concerning business outlook, estimates of operating and financial results and growth projections of Marisa S.A.. Such statements are based exclusively on the expectations of the management of Marisa S.A. about the future of the business and its continuing ability to access capital markets to finance the Company's business plan. Such future considerations are highly sensitive to changes in the capital markets, governmental and regulatory rules, the competitive landscape and other factors related to the sector and the Brazilian economy, including the other risk factors highlighted in documents previously filed by Marisa S.A., and are, therefore, subject to change without notice.

**Paulo Borsatto**
*CFO and IRO*

**Renata Isis Kater**
*IR Manager*

Phone: +55 (11) 2109-6269
E-mail: dri@marisa.com.br
www.marisa.com.br/ri

# 4Q07 Earnings Release


RECEIVED
2008 MAY -1 A 7:45

## MARISA ANOUNCES NET REVENUE GROWTH OF 37% AND INAUGURATION OF 35 NEW STORES IN 2007

**São Paulo, Brazil, February 27 2008** – Marisa S.A. – (BOVESPA: MARI3, Reuters MARI3.SA and Bloomberg MARI3 BZ), the largest retail chain specialized in women's fashion and lingerie, announces today its results for the 4th quarter of 2007 (4Q07) and the year. The Company's operating and financial information, as well as the comparisons referring to 2006 (4Q06) – except as otherwise indicated, refer to 2007 Consolidated Financial Statements and 2006 Combined Financial Statements, in accordance with the Brazilian Accounting Practices, denominated in thousands of Reais.

## Highlights

- **Net Revenue from Goods and Services** in 2007, moved up by 37.3%, from R$875.4 million in 2006 to R$1,202.2 million in 2007. On a same-store basis, net revenue grew by 14.4% for the same period;
- In the 4Q07, **23 new stores were inaugurated,** and 11 **were expanded/remodeled**; in 2007, 35 new stores were inaugurated, and 24 stores were expanded/remodeled;
- In the 4Q07, the Company reported a **gross margin** of 51.4% and for the full year 2007 the gross margin was 49.1%;
- The share of **selling, general & administrative expenses** as a percentage of net revenue, dropped by 2.9 p.p.,, from 43.0% in 2006 to 40.1% in 2007;
- The Company's **net income** increased R$46.2 million in the comparison 4Q07 versus 4Q06 and R$105.2 million when comparing the full year 2007 versus 2006;
- The Company **invested** R$155.0 million in 2007. This amount was spent in the inauguration of new stores, expansion/remodeling of the existing stores, replacement of assets and improvement of the technology systems and equipment;

| *(in thousand R$)* Operating and Financial Highlights | Consolidated 4Q07 | Combined 4Q06 | Var. % | Consolidated 2007 | Combined 2006 | Var. % |
|---|---|---|---|---|---|---|
| Net revenue from goods and services | 415,489 | 338,563 | 23.5% | 1,202,182 | 875,392 | 37.3% |
| Gross Profit | 213,526 | 174,829 | 22.1% | 590,035 | 435,832 | 35.4% |
| Gross Margin (%) | 51.4% | 51.9% | -0.5 p.p. | 49.1% | 49.8% | -0,7 p.p. |
| Net income (loss) | 33,239 | (12,930) | n.a | 47,693 | (57,484) | n.a. |
| Growth of net revenue - Same Stores [1] | 3.5% | 15.1% | -11.6 p.p. | 14.4% | 18.0% | -3,6 p.p. |
| Total number of stores (units) | 201 | 166 | 21.1% | 201 | 166 | 21.1% |
| Average number of employees (units) | 9,916 | 8,113 | 22.2% | 9,190 | 7,139 | 28.7% |
| Total Sales Area (m²) | 207,127 | 152,412 | 35.9% | 207,127 | 152,412 | 35.9% |
| # of Marisa Cards ('000) | 9,694 | 7,385 | 31.3% | 9,694 | 7,385 | 31.3% |
| Net revenue per m² (R$/m²)[2] (units) | 2,131 | 2,252 | -5.4% | 7,070 | 7,185 | -1.6% |

(1) All references to "same stores" are to our stores that have been operating for over 13 months. For calculating purposes, we have used data from our stores' sales and related variations within the relevant calculating periods. If a same store is closed

(2) Total net revenue of goods divided by the average sales area in the same period.

# 4Q07 Earnings Release


marisa


Number of Store Evolution
148
0.7%
149
11.4%
166
21.1%
201
2004
2005
2006
2007
Marisa Expanded(1)
Marisa Traditional(2)


Sales Area Evolution
95
13.1%
107
42.4%
152
35.9%
207
2004
2005
2006
2007
Marisa Expanded(1)
Marisa Traditional(2)

(1) Extended product mix / average store are between 1,200m² and 1,700m²
(2) Woman fashion and lingerie / average store area of 400m²

## Marisa S.A.

- The Company initiated its activities in 1948 in the city of São Paulo, under the leadership of Bernardo Goldfarb. Marisa is currently the largest retail store chain in the country specialized in women's fashion and lingerie and one of the largest department store chains for men's and children's apparel in Brazil;

- The Company continues to focus its strategy and operations on women aged between 20 and 35 years old in the C income group, Brazil's largest income group.

- Marisa's competitive advantages are: (i) a strong brand and widely recognized slogan "From Woman to Woman" (*De Mulher para Mulher*), (ii) presence and experience in all of Brazilian regions, (iii) efficient and flexible credit system, (iv) best quality fashion for customer's dollar and with attractive margins, (v) modern chain of stores, and (vi) results-oriented management;


Apparel Consumption by Family Income
"Market target" Marisa - 50.4%
3.8%
0.4%
Average Family Monthly Income
R$9,940
R$6,440
R$3,780
R$2,135
R$1,050
R$560
R$280

- The Company currently works with more than 550 suppliers across Brazil and worldwide. Purchases are widely distributed, with no significant dependence on any one supplier. In 2007, the largest supplier accounted for less than 3.5% of purchases made and the five largest represented 12.3% of total purchases.

- In the 4Q07, Marisa had 201 stores distributed across every Brazilian state and four distribution centers, located in the states of São Paulo, Santa Catarina, Pernambuco and Goiás.


marisa

● The following chart describes the Company's seasonality:


Sales Seasonality History
(Including Inaugurations Effects)


15.7%
16.2%
15.5%
23.1%
22.3%
23.2%
23.0%
22.6%
23.0%
38.2%
39.0%
38.2%
1Q
2Q
3Q
4Q
2005
2006
2007

## Base for Presentation of Results

Marisa S.A. was constituted on August 15, 2006 to serve as the "Holding" for the companies Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries, and Due Mille Participações Ltda. Given the date on which Marisa S.A. was established, Management is presenting the combined income statement, statements of changes in financial position, cash flow and added value related to the quarter ended on December 31, 2006, based on the same corporate structure under which the Company is currently constituted. The combined financial statement mentioned above were prepared in accordance with the consolidation accounting criteria provided for by generally accepted accounting principles in Brazil (BRGAAP) and CVM Instructions. These combined financial statements are not indicative of the operating results and respective impacts on the consolidated equity and financial position of Marisa S.A. that might have been obtained if the change in accounting practices and the constitution of Marisa S.A. had occurred on January 1, 2006.


marisa

## Operating Performance

Marisa made several achievements in 2007, of which the most important was the execution of its expansion plan for the year, with the inauguration of new stores and expansion of the traditional ones. The Company's Planning foresaw a total of 199 stores and 204.5 thousand m² of sales area by year end 2007; Marisa exceeded these goals, with 201 stores and 207.1 thousand m² of sales area.

The stores inaugurated in the 4Q07 are shown below

**New Stores**

| Total | Total Sales Area (m²) | Opening Month |
|---|---|---|
| 5 | 6,295 | October - 2007 |
| 10 | 11,799 | November - 2007 |
| 8 | 9,260 | December - 2007 |

**Store Extension and Remodeling**

| Total | Total Sales Area (m²) - Initial | Total Sales Area (m²) - final | Opening Month |
|---|---|---|---|
| 4 | 3,062 | 4,549 | October - 2007 |
| 3 | 1,326 | 4,033 | November - 2007 |
| 4 | 2,706 | 5,222 | December - 2007 |

**Distribution of Stores by Region:**

| Geographic Region | # of stores | Total sales area | % of GDP in Brazil | Shopping mall' stores | Streets' store |
|---|---|---|---|---|---|
| Southeast | 109 | 108,659 | 56.5% | 51 | 58 |
| South | 32 | 29,567 | 16.6% | 13 | 19 |
| Northeast | 39 | 40,860 | 13.1% | 22 | 17 |
| North | 9 | 13,055 | 5.0% | 2 | 7 |
| Middle West | 12 | 14,986 | 8.9% | 7 | 5 |
| **Total** | **201** | **207,127** | **100.0%** | **95** | **106** |

In addition to the opening of new stores, the Company also made other big achievements. It is important to underline the net revenue growth of 37.3%, and the same-store sales increase of 14.4% in 2007. This performance was reached, despite the adoption of stricter credit policies, in the 3Q07. These measures were implemented, due to the higher default level recorded in the 3Q07 compared to the historical averages registered by Marisa. Marisa Card's goals for 2008 are: (i) to improve revenues; (ii) to reduce losses and improve loss recovery; (iii) to activate the base composed of cardholders whose cards are not active; (iv) to increase the number of new cardholders. For the execution of the above mentioned plans, on November 26, 2007, the Company hired a new director to manage the Card division and financial services.


marisa

It is worth mentioning that the stricter credit granting practices recently adopted by the Company will not impact sales, since the new policy will maintain and/or increase the amount of credit offered in the past. The said measure will be based on better re-allocation of the credit supply, since the so-called "good" clients will have access to higher credit limits, and the so-called "not-so-good" clients will be imposed greater restrictions.

## Net Revenues from Goods and Services


Total Net Revenue
(R$ Million)
2007
1,202.2
37.3%
2006
875.4
4Q07
415.5
23.5%
4Q06
2% 336.6
Net Revenue from Goods
Net Revenue from Services

Net revenue from goods and services, in the 4th quarter of 2007, amounted to R$415.5 million, up 23.5% in relation to the same period of the previous year, which reached R$336.6 million. In 2007, net revenue from goods and services grew by 37.3%, from R$875.4 million in 2006 to R$1,202.2 million in 2007. The higher revenue was mainly driven by a higher number of items sold and an increase in the average unit price.

**Net revenue from goods** in the quarter rose by 23.8%, from R$325.8 million in the 4Q06 to R$403.3 million in the 4Q07. This growth is mainly due to: (i) increase of 11.9% in unit volume sales, mainly due to the expansion of 34.1 thousand m² in the quarter and increase in productivity of stores that are under maturation, and (ii) increase of 7.2% in average unit price[1]. On a same store basis, net revenue grew by 3.5% in relation to the 4Q06. Although it recorded a significant increase in the same-store sales revenue, this growth is not in line with the Company's historical average. Several factors explain this deviation: (i) the high inflation rate in the food products segment, significantly reduced disposable income of Marisa's consumers (income class C) - it is important to mention that this item represents a significant part of their spending - and; (ii) the adoption of stricter credit policies – in a moment in which the largest competitors had the opposite reaction (expanded credit) – contributes to the sales drop in the 4Q07.


Net Revenue by Segment
4Q07
2.7%
Women's Clothing
Children's Clothing
Men's Department
Bed, Bath and Table Lines

[1] Average Unit Price – total gross revenue (excluding devolution and adjustment to present value) divided by total number of items sold in the same period.

# 4Q07 Earnings Release


marisa

Net operating revenue in 2007 grew by 36.9%, from R$840.3 million in 2006, to R$1,150.1 million in 2007, mainly due to (i) increase of 26.5% in the unit volume sales, explained by the expansion of 54.7 thousand m² in the selling area; and (ii) increase of 4.9% in the average unit price. On a same-store basis, net revenue grew by 14.4% in relation to 2006, due to a better productivity of old stores, maturing of the new ones and the higher share of men's and children's fashion in total sales. The expansion of the same-store segment could have been greater if the Company had not undergone the above mentioned effects.


Net Revenue Growth by Segment
(100 Basis)
481.4
377.7
257.4
2004
2005
2006
2007
Women's Clothing
Children's Clothing
Man's Department
Bed, Bath and Table Lines

**Net revenue from services** grew 13.6%, from R$10.7 million in the 4Q06 to R$12.2 million in the 4Q07, mainly driven by the higher revenue from fees and insurance. In 2007, net revenue from services grew by 48.4%, from R$35.1 million in 2006 to R$52.1 million in 2007, due to the same reasons detailed above. For further clarifications on the higher revenue from fees and insurance, please refer to page 13, "fees and insurance".

## Cost of Goods and Service

The **cost of goods and services** increased 24.9%, from R$161.7 million in the 4Q06 to R$202.0 million in the 4Q07. In 2007, the cost of goods and services grew by 39.3%, from R$439.6 million in 2006 to R$612.1million in 2007.

**Cost of goods** in the 4Q07 was R$190.2 million, an increase of 26.3% compared to the R$150.6 million reported in the same period of the previous year. In 2007, cost of goods increased from R$406.2 million in 2006 to R$563.0 million in 2007 mainly due to the higher sales volume in the concerned period.

The **cost of services** increased 6.1%, from R$11.1 million in the 4Q06 to R$11.8 million in the 4Q07. In 2007, the cost of services moved up from R$33.3 million in 2006 to R$49.2 million in 2007, mainly due to the higher volume of operations with the Marisa Credit Card.


marisa

## Gross Profit

Gross profit in the 4Q07 grew by 22.1% in relation to the same period of the previous year, from R$174.8 million in the 4Q06 to R$213.5 million in the 4Q07. For the twelve months ended in December 2007, gross profit totaled R$590.0 million, a 35.4% growth in relation to R$435.8 million recorded in the same period in 2006. The increases in gross profit reflect the strong growth in net operating revenue in the period.

Gross margin in the 4Q07 stood at 51.4%, 0.5 p.p. below the 51.9% registered in the 4Q06. This fall is mainly due to the restructuring of the Company's subsidiary on December 31, 2006, which segregated the operations of related wholesalers. A portion of purchases of goods destined for resale previously executed by wholesale companies became wholly concentrated in our subsidiary MARISA LOJAS VAREJISTAS LTDA., which began to purchase those products directly from suppliers. Since these wholesalers operated with a different tax regime, they enjoyed tax benefits that in the combined balance sheet for fiscal year 2006 had a positive effect on the margin, of approximately 1.5 p.p..


Gross Profit
(R$ million)
217.8
43.5%
51.5%
329.8
49.4%
32.1%
435.8
49.8%
35.4%
590.0
49.1%
2004
2005
2006
2007
Gross Profit
Gross Margin

In 2007, gross margin totaled 49.1%, 0.7 p.p. below the 49.8% recorded in the same period of the previous year. This drop is mainly due to the above mentioned effects.

## Operating Revenue (Expenses)

Operating expenses grew 12.3%, from an expense of R$137.2 million in the 4Q06 to an expense of R$154.0 million in the 4Q07, mainly due to the higher selling expenses. In 2007, operating expenses totaled R$504.9 million, a 31.3% increase versus the same period of the previous year.

| *(in R$ million)* Operating Expenses | Consolidated 4Q07 | Combined 4Q06 | Var (%) | Consolidated 2007 | Combined 2006 | Var (%) |
|---|---|---|---|---|---|---|
| Selling expenses | (131,8) | (105,1) | 25,3% | (402,9) | (306,9) | 31,3% |
| General and administrative expenses | (21,9) | (24,6) | -11,3% | (79,1) | (69,9) | 13,2% |
| Others (expenses) operating* | (0,4) | (8,8) | -95,4% | (22,9) | (13,9) | 64,5% |
| Equity accounting results | - | 1,4 | n.a | - | 6,2 | n.a |
| **Total Operating Expenses** | **(154,0)** | **(137,2)** | **12,3%** | **(504,9)** | **(384,5)** | **31,3%** |
| ***% of net revenue*** | ***-37,1%*** | ***-40,8%*** | ***-3,7 p.p.*** | ***-42,0%*** | ***-43,9%*** | ***-1,9 p.p.*** |
| IPO Expenses | (24,0) | - | - | (27,3) | - | - |

* Including IPO expenses


marisa

Selling Expenses – Selling expenses increased by 25.3%, from R$105.1 million in the 4Q06 to R$131.8 million in the 4Q07. This higher selling expenses were mainly due to the expansion in total sales area and consequently the higher unit volume sales, which resulted in an increase of: (i) R$10.2 million in rent and related expenses, (ii) R$5.8 million in personnel expenses, (iii) R$5,1 million in radio and TV advertising to support a higher number of stores, and (iv) R$5.8 million in depreciation and amortization, also due to the higher number of stores in operation.

As a percentage of net revenue, selling expenses remained practically stable, from 31.2% in the 4Q06 to 31.7% in the 4Q07. Despite a 0.5 p.p. increase, Marisa considers this difference to be positive, since the Company inaugurated 23 stores in the 4Q07, and 10 stores in the 4Q06. It is worth highlighting that the revenue and expense behavior in the first years after the opening of a store vary throughout the year. Particularly during the first year after a store opening, the revenue increase does not follow the pace of the expenses required to support the expansion in the sales area, therefore this mismatch between revenues and expenses adversely affects the dispersion of selling expenses in new stores.


Selling, General and Adminsitrative Expenses
(R$ Million)
129.8
102.0
112.5
116.1
153.6
38.6%
48.4%
37.5%
42.1%
37.0%
4Q06
1Q07
2Q07
3Q07
4Q07
SG&A*
SG&A*/ Net Revenue

Of the total increase in selling expenses (excluding depreciation/amortization), the 0.9% increase in the three months ended December 31 2007 in relation to the same period in the previous year, was due to the expansion and inauguration of new stores.

Of the depreciation/amortization increase, the 115.23% growth in the three months ended December 31 2007 in relation to the same period of the previous year was basically due to the same factors mentioned above.

Accordingly, if we exclude the higher expenses related to the expansion and opening of new stores, selling expenses would move up by 4.9%.

In 2007, expenses increased by 31.3%, from R$306.9 million in 2006 to R$402.9 million in 2007. This growth is explained by the expansion of the sales area and higher unit volume sales. As a percentage of net revenue, selling expenses dropped from 35.1'% in 2006 to 33.5% in 2007. This dispersion, which is in line with the Company's forecasts and commitment to generate value for its shareholders, is due to the higher sales in the period.

General and Administrative Expenses – Selling and administrative expenses moved down by 11.3%, totaling R$21.9 million in the 4Q07, versus R$24.6 million in the 4Q06. This drop results from the management's expense-cutting efforts. In 2007, general and administrative expenses grew by 13.2% - versus an increase of 37.3% in net revenue for the same period – from R$69.9 million in 2006 to R$79.1 million in 2007.

Other Operating Revenue (Expenses) – The other Operating revenue (expenses) moved down by 95.4% from an expense of R$8.8 million in the 4Q06 to an expense of R$0.4 million in the 4Q07. This revenue drop is mainly due to (i) increase of R$15.0 million in revenue from interest on credit card (ii) increase of R$18.6 million in loss recovery (card collections) (iii) increase of R$7.5 million in tax credits, due to the R$6.8 million PIS and COFINS credit related to 2003, 2004, 2005 and 2006 and (iv) increase of R$8.7 million in other expenses, mainly due to the collection of



R$7.5 million from Banco Bradesco for the right to use a certain square meter area, both in the head office of Marisa and in the office of Credi-21, for construction of a bank service station (this value referred to a 5-year period use, i.e., 2002 to 2007). These revenues were partially offset by the increase in bad debt provisions.
In 2007, other operating expenses rose from R$13.9 million in 2006 to R$22.9 million in 2007, due to the raise of R$88.9 million in the provision for bad debt, partially offset by the higher revenue (i) interest on installment sales, (ii) loss recovery (card collections), (iii) tax credits and (iv) other, due to the same factors mentioned above.

In the 4th quarter of 2007, the Company also incurred expenses related to its **IPO**, in the amount of R$24.0 million. In 2007, the total amount spent with the IPO process was R$27.3 million.

The chart below shows other revenue (expenses) in the periods indicated:

| *(in R$ million)* | Consolidated 4Q07 | Combined 4Q06 | Var (%) | Consolidated 2007 | Combined 2006 | Var (%) |
|---|---|---|---|---|---|---|
| ***Other operating income*** | **88.0** | **31.3** | **181.5%** | **211.7** | **93.0** | **127.6%** |
| Interest on payment installments [1] | 28.3 | 13.3 | 113.0% | 77.0 | 20.7 | 272.4% |
| Interest charges [2] | 17.1 | 11.4 | 49.7% | 54.6 | 47.1 | 15.9% |
| Fines and default charges [3] | 3.6 | 2.3 | 54.8% | 11.9 | 9.1 | 30.0% |
| Marisa Credit Card Loss recovery | 18.6 | 0.3 | n.a | 29.0 | 0.5 | n.a. |
| Taxes Credit | 11.1 | 3.6 | 205.4% | 21.1 | 10.7 | 97.9% |
| Others | 9.3 | 0.3 | n.a | 18.1 | 4.9 | 268.0% |
| ***Other operating (expenses) income*** | **(88.4)** | **(40.1)** | **120.4%** | **(234.6)** | **(107.0)** | **119.4%** |
| Provision for doubtful accounts, net | (50.2) | (47.1) | 6.6% | (161.6) | (72.7) | 122.4% |
| Total Provisions | (0.1) | 13.2 | n.a | (7.5) | (14.9) | -49.8% |
| Funding Costs | (4.5) | (4.5) | -0.1% | (25.7) | (16.9) | 51.6% |
| Expenses - IPO | (24.0) | - | n.a | (27.3) | - | n.a |
| Others | (9.6) | (1.7) | 452.8% | (12.6) | (2.5) | 408.9% |
| ***Total operating (expenses) income*** | ***(0.4)*** | ***(8.8)*** | ***-95.4%*** | ***(22.9)*** | ***(13.9)*** | ***64.5%*** |

(1) Revenue from interest-bearing sales in 7 and 8 installmentsincome. The value of the interest charge is 5.5% per month.
(2) Revolving interest income. The value of the interest charge is 9.98% per month. (pro rata)
(3) Fine of 2% per month and charge of 1% per month. (pro rata charge for the late payment)

## Financial Result

The net financial result in the 4Q07 reduced its losses by 26.9%, from a R$15.8 million expense to a R$21.6 million expense in the same period of the previous year. Financial expenses dropped 23.4%, and financial revenues moved down by R$8.9 million in the 4Q07 comparison in relation to the same period in the previous year. This effect is explained by the ownership restructuring held on December 31 2006, which eliminated in 2007 the equity investment operations and swap adjustments on banking loans aimed at financing the expansion of its stores in 2006.


marisa

In 2007, net financial result for 2007 was negative by R$57.6 million versus a negative R$63.1 million in 2006. Financial expenses moved down by 11.5%, and financial revenues dropped by 26.8%, due to the same reasons mentioned above.

## Income Tax and Social Contribution

Current income tax and social contribution tax in the quarter increased by 12.7%, from R$10.1 million in the 4Q06 to R$11.3 million in the 4Q07, due to the increase in the income subject to taxation under the taxable-income regime. In 2007, current income tax and social contribution tax dropped by 15.2%, due to the lower income subject to taxation under the taxable-income regime.

Deferred income tax and social contribution declined 94.4%, from a negative R$3.4 million in the 4Q06 to a negative R$0.2 million in the 4Q07, mainly explained by the reversal of the deferred Income Tax and Social Contribution in the period. In 2007, deferred Income Tax and Social Contribution rose 64.5%. This increase is explained by the provisioned deferred tax Credi-21 related to previous years.

## Net Income (Loss)

The Company posted net income of R$33.2 million in the 4Q07, a R$46.2 million increase in relation to the R$12.9 million loss recorded in the same period in the previous year. This result is due to better management and dispersion of the operating expenses between the concerned periods. In 2007, the Company recorded net income of R$47.7 million, versus a R$57.5 million loss recorded in the previous year. The positive result for the year is due to the reasons mentioned above.


marisa

## Marisa's Credit Card

**Evolution of Card Base:** In 2007, the number of accounts rose 32.1%, from 7.4 million in 2006 to 9.7 million in 2007, as can be seen in the chart to the right. In the 4Q07, the Company acquired 502.3 thousand new accounts, versus 690.1 thousand accounts in the 4Q06. This drop is due to the adoption of stricter credit policies, in the end of the 3Q07.

Marisa Private-Label Card ended 2007 with 7,170.0 thousand active cards[2] and 5,990.3 thousand active accounts[3].


Evolution of accounts and cards base
(R$ thousand)
2004
2005
2006
2007
Total Number of Accounts (1)
Total Number of Cards (2)
(1) Number of CPFs (Individual Taxpayer's ID)
(2) Number of plastics issued (CPFs + dependent)

**Sales through Marisa's Credit Card:** The sales of goods through Marisa's credit card in 2007 rose 31.3%, from R$772.4 million in 2006 to R$1,014.4 million in 2007, mainly due to the nominal increase of the number of cards and sales.

In the 4Q07, Marisa Private-Label Card accounted for 63.9% of the Company's total Sales in the 4Q07, below the 69.8% share recorded in the 4Q06. This drop is explained by the adoption of stricter credit policies in the 4Q07.

In 2007, Marisa Private-Label Card accounted for 64.7% of the total sales versus 65.6% recorded in the same period in the previous year, due to the same factors mentioned above.


Financial Volume through Marisa's Credit Card
(R$ Million)
CAGR:
41.6%
772.4
1,014.4
2004
2005
2006
2007

[2] Active cards are hereby understood as the total number of plastic cards issued (CPF – Individual Taxpayer's ID + dependent) excluding cancelled and blocked cards.

[3] Active accounts are hereby understood as the total number of CPFs (Individual Taxpayer's ID) registered, excluding cancelled and blocked cards.


marisa

**Marisa's Credit Card Average Ticket:**

| Period | Credit Card Average Ticket in Interest-Bearing Sales | Credit Card Average Ticket for Sales with no Interest |
|---|---|---|
| 4Q06 | R$112.50 | R$101.40 |
| 4Q07 | R$115.20 | R$116.30 |
| 2006 | R$122.16 | R$90.12 |
| 2007 | R$107.99 | R$104.19 |

In May 2007, to increase the share in total sales of interest-bearing sales with payment in eight monthly installments (0+8x), the Company established a minimum amount for sales with payment in five monthly installments with no interest (0+5x). As a result, customers making smaller purchases under the 0+5x plan who could not afford five monthly installments migrated to sales under the interest-bearing 0+8x plan. As a result, the number of people who bought in small values in interest-bearing plans increased, and consequently the average ticket fell compared to the same period of last year, while the average ticket sale of five monthly installments with no interest rose. The minimum-installment policy was discontinued in the end of October 2007.

In the 2006-2007 year comparison, the average ticket of card sales under interest-bearing plans declined 11.6%, while the average ticket of non-interest bearing plans rose 15.6%. These performances are explained by the reasons mentioned above.

In the 4Q07, the average ticket of Marisa's credit card sales rose 2.4% and 14.7% of its average ticket of card sales under interest-bearing plans and non-interest bearing plans, respectively, when compared to the same period in the previous year. These increases reflect the sales expansion.

**Means of Payment**


0.0%
15.6%
Marisa's Credit Card
$/ Checks on demand
Credit Card
Debit Card
Postdated check (30, 60 and 90 days)


marisa

**Breakdown of Marisa's Credit Card:**

| *(in R$ million)* | Consolidated 4Q07 | Combined 4Q06 | Var (%) | Consolidated 2007 | Combined 2006 | Var (%) |
|---|---|---|---|---|---|---|
| Fees [(1)] and Insurance | 14.8 | 12.2 | 21.3% | 58.7 | 38.7 | 51.7% |
| Interest charges | 17.1 | 11.4 | 49.7% | 54.6 | 47.1 | 15.9% |
| Fines and Charges | 3.6 | 2.3 | 54.8% | 11.9 | 9.1 | 30.0% |
| Interest on Payment Installments | 28.3 | 13.3 | 113.0% | 77.0 | 20.7 | 272.4% |
| Marisa's Credit Card Loss Recovery | 18.6 | 0.2 | n.a. | 29.0 | 0.5 | n.a |
| **Total Income** | **82.4** | **39.4** | **109.2%** | **231.2** | **116.1** | **99.1%** |
| Funding Cost | (4.5) | (4.5) | -0.1% | (25.7) | (16.9) | 51.6% |
| Marisa's Card Services Cost [(2)] | (27.4) | (17.1) | 60.1% | (80.1) | (45.3) | 76.8% |
| Allowance for Doubtful Accounts, net | (50.2) | (47.1) | 6.7% | (161.6) | (72.7) | 122.4% |
| **Total Expenses** | **(82.0)** | **(68.6)** | **19.5%** | **(267.4)** | **(134.9)** | **98.2%** |
| **Total Card** | **0.4** | **(29.2)** | n.a. | **(36.2)** | **(18.8)** | **92.7%** |

(1) Collect and invoice fees

(2) Cost of services and general and administrative expenses comprise the following items: mail, computing services, payroll of Cred21's employees, energy, water, telephone, graphic services, collection services, provisions for civil and labor claims, INSS (Social Security), PIS and Cofins taxes on fees and insurance revenues

**Fees and Insurance:** Revenue from fees and insurances went up 21.5%, from R$12.2 million in the 4Q06 to R$14.8 million in the 4Q07, mainly due to (i) greater nominal use of Marisa Private-Label Card, (ii) higher share of 0+8 interest-bearing sales compared to the concerned period and (iii) increase in the collection fee revenue, due to higher recovery in defaulting clients as of the 3Q07. In 2007, this revenue grew by 51.7%, from R$38.7 million in 2006 to R$58.7 million in 2007, due to the same factors mentioned above.

**Interest on Installment Sales:** The revenue from interest on installment sales grew by 113.0%, from R$13.3 million in the 4Q06 to R$28.3 million in the 4Q07, due to higher nominal use of the card in the respective period and higher share of 0+8x interest-bearing Sales in total card sales, which increased from 12.6% in the 4Q06 to 21.0% in the 4Q07. In 2007, the revenue from interest on installment sales grew significantly from R$20.7 million in 2006 to R$77.0 million in 2007, explained by the reasons mentioned above. In 2007, installment sales recorded a greater share in the total card sales, from 11.1% in 2006 to 21.3% in 2007.

**Loss Recovery (Card Collections):** In June 2007, we significantly increased the number of Workstations involved in collections, from 72 to 180. The move has already yielded positive impacts as of the third quarter of 2007. In the 4Q07, loss recovery grew by approximately R$18.4 million in relation to the same period of the previous year. Of this amount, R$11.3 million arise from the sales of receivables whose payment term exceeds 180 days, i.e., clients who are in default with the Company. The sales portfolio included losses whose delay ranged between 180 and 2,000 days. In 2007, card loss recovery increased by R$28.5 million. This improvement is due to the above mentioned sale of more than R$11.3 million, and the effective improvement in Marisa's collection system. It is worth remembering that, of the R$11.3 million of items sold, R$7.4 million referred to clients who became delinquent throughout 2007, therefore this value is due and recurring in 2007.

**Marisa's Card Services Cost:** Marisa's Credit Card costs and expenses rose 60.1%, from R$ 17.1 million in the 4Q06 to R$27.4 million in the 4Q07. This growth is due to the nominal increase in Marisa's Credit Card operations for the related period. In 2007, this item grew by 76.8%, from R$45.3 million in 2006 to R$80.1 million


marisa

in 2007. This increase is explained by the nominal increase in Marisa's Credit Card operations and higher civil provisions due to the higher number of delinquent clients.

**Provision for Bad Debt:** In the last quarter of 2006, the Company executed several measures to increase the number of Marisa's credit cardholders. These actions involved a simplified application and credit process for potential new cardholders. During this period, outsourced promoters were used to attract new customers, which led credit facilities to be made available to a significant number of new Marisa's credit cardholders.

Moreover, there were insufficient number of workstations involved in collections to respond to the higher number of new customers and a lack of auditors that could ensure quality growth in the cardholder base, resulting in higher default levels in relation to previous periods.

The effects from these higher defaults were concentrated in the third quarter of 2007, as a result of the high volume of card sales in the last quarter of 2006 under the campaign "Pay within 100 days in 0+5x with no interest". Under the campaign, the first installment was only paid within 100 days of the purchase date, and any losses were considered only 180 days after the first delinquent payment. As a result, the provisions for bad debt as well as card losses were higher in 2007 compared to the previous year. The provision for the bad debt in the 4Q07 totaled R$ 50.2 million, a 6.6% growth in relation to the R$ 47.1 million recorded in the same period of the previous year. In 2007, these expenses totaled R$ 161.6 million, 122.4% up from 2006.

Please note that a set of measures have been implemented to correct the above problems: elimination of simple applications; the responsibility of managing new card applications now being shared with the stores; the number of collection workstations has increased significantly, from 72 to 180; the use of outsourced promoters to attract cardholders is now only used in the case of store inaugurations, and then under strict supervision of Marisa Card coordinators and in-house auditors; the credit-score criteria was adjusted and auditing procedures were intensified jointly with stores, resulting in a higher-quality cardholder base.

For a better understanding of the provisions and default levels of Marisa's Credit Card, please refer to the table below, which describes the main results in more detail:

*(In R$ Thousand)*

| Period | Initial Balance | Effective Loss | Provision | Balance of Allowance for Doubtful Accounts (Protection of Asset) | Account Receivables | Sales through Marisa's Credit Card* |
|---|---|---|---|---|---|---|
| 2004 | 11,275 | 29,645 | 26,993 | 8,623 | 139,356 | 357,412 |
| 2005 | 8,623 | 31,856 | 39,455 | 16,222 | 236,024 | 562,635 |
| 2006 | 16,222 | 67,648 | 82,360 | 30,934 | 393,555 | 788,245 |
| 2007 | 30,933 | 154,222 | 161,614 | 38,326 | 497,736 | 1,065,146 |

*Includes revenue from goods plus revenue from interest-bearing sales in 7 and 8 installments


marisa

***First Payment Default***: The indicator showed on the chart alongside measures the quality of the credit analysis process and fraud prevention by period of credit concession. As of July 2007, we may observe a significant improvement, with the smallest default level recorded in November 2007. This improvement demonstrates that the above mentioned measures, which were initially adopted in the 2nd half of 2007, proved to be correct and very efficient in the control of default levels in the new credit volumes.


First Payment Default
(FPD)
10.5%
9.9%
10.6%
10.6%
11.2%
13.1%
11.4%
10.9%
9.7%
9.1%
7.2%
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07

## Indebtedness

By year end 2007, gross debt remained stable compared to the same period in the previous year, reaching R$523.2 million in the 4Q07, versus R$518.0 million for the same period of the previous year.

Of the total gross debt in the 4Q07, short-term debt accounted for 65.3%, and long-term debt 34.7%.

Short-term debt moved down by 48.9%, from R$250.0 million by the end of fiscal year 2006, to R$ 127.7 million in 2007. This drop is explained by the 47.6% increase in the Company's cash, resulting from the IPO proceeds.


Indebteness
(R$ Million)
518.0
250.0
655.6
453.5
5.6
714.9
470.7
4.8
670.1
519.7
5.2
523.2
127.7
0.8
4Q06
1Q07
2Q07
3Q07
4Q07
Gross Debit
Net Debit
Net Debit/EBITDA(X)


marisa

## Investments

| (in R$ million) | Consolidated 2007 | Combined 2006 | Var (%) |
|---|---|---|---|
| New Stores | 89.2 | 38.5 | 131.7% |
| Expanded / Remodeled Stores | 40.5 | 66.2 | -38.8% |
| Others | 25.3 | 15.4 | 64.3% |
| **TOTAL** | **155.1** | **120.1** | **29.1%** |

In 2007, investment totaled R$155.1 million, versus R$120.1 million invested in 2006. According to the chart above, R$89.2 million were spent for new stores opening, R$40.5 million in the expansion and remodeling of the existing stores to adapt them to the Company's new layout, and R$25.3 million were invested on the replacement of fixed assets and improvement of technology systems and equipments.

## EBITDA (not audited)

| *(in R$ million)* EBITDA | Consolidated 4Q07 | Combined 4Q06 | Var (%) | Consolidated 2007 | Combined 2006 | Var (%) |
|---|---|---|---|---|---|---|
| NET OPERATING REVENUE | 415.5 | 336.6 | 23.4% | 1202.2 | 875.4 | 37.3% |
| Net income (loss) for the period | 33.2 | (12.9) | n.a | 47.7 | (57.5) | n.a. |
| (-) Income and social contribution taxes - Deferred | 0.2 | 3.4 | -94.1% | (38.2) | (22.0) | 64.5% |
| (+) Income and social contribution taxes - Current | 11.3 | 10.1 | 11.9% | 15.6 | 18.4 | -15.2% |
| (+) Financial result, net | 15.8 | 21.6 | -26.9% | 57.6 | 63.1 | -8.7% |
| *EBIT* | *60.6* | *22.1* | *174.2%* | *84.7* | *2.0* | *n.a* |
| (+) Depreciation and amortization | | 7.4 | 70.3% | 39.9 | 21.2 | 88.2% |
| *EBITDA* | *73.1* | *29.5* | *147.8%* | *124.6* | *23.2* | *437.1%* |
| (+) Minority Interest | (0.1) | 21.4 | n.a | 0.5 | 56.4 | -99.1% |
| (+) Non operating result | (1.0) | (5.5) | -81.8% | - | (5.4) | n.a |
| (+) IPO expenses | 24.0 | - | n.a | 27.3 | - | n.a |
| (-) Equity in real estate companies | - | (1.4) | n.a | - | (6.2) | n.a |
| (+) Depreciation of spun-off property and equipment | - | (0.1) | n.a | - | 1.6 | n.a |
| (-) Revenue from rental of spun-off property | - | (0.4) | n.a | - | (1.7) | n.a |
| *Adjusted EBITDA* [1] | *96.1* | *43.5* | *120.9%* | *152.3* | *67.9* | *124.3%* |
| *Adjusted EBITDA Margin* [2] | *23.1%* | *12.9%* | *10,2 p.p.* | *12.7%* | *7.8%* | *4,9 p.p.* |

[1] The inclusion of adjusted EBITDA's information aim to present a measure of our operational economic performance. Our adjusted EBITDA consists of EBITDA plus or minus the result from the equity method of accounting interest in real estate companies, revenue from the rental of spun-off property, net non-operating result, IPO expenses and minority interests. Adjusted EBITDA is not a measure of financial performance under Brazilian GAAP, and should not be considered individually, or as an alternative for the net income, as a measure operational performance, or an alternative for the operational cash flow, or as an indicator of liquidity. There is no standard formula for calculating adjusted EBITDA. Our adjusted EBITDA and how we calculate it may not be similar to the definition or calculation method of adjusted EBITDA used by other companies.

[2] Adjusted EBITDA margin is Adjusted EBITDA divided by net operating revenue

# 4Q07 Earnings Release


marisa

Adjusted EBITDA rose significantly, from R$43.5 million in the 4Q06 to R$96.1 million in the 4Q07. This improvement was mainly driven by the sales increase, gross margin stabilization (between the two related periods), and dilution of selling and general and administrative expenses due to better management of expenses, greater productivity of old stores and maturation of the new ones.

In 2007, Adjusted EBITDA increased by R$67.9 million in 2006 to R$152.3 million in 2007, mainly due to the above mentioned reasons.

| *(R$ Million)* | Consolidado | Combinado | |
|---|---|---|---|
| EBITDA - including only events related to 2007 | 2007 | 2006 | Var (%) |
| ***Adjusted EBITDA*** | ***152.3*** | ***67.9*** | ***124.4%*** |
| ( - ) Credit of PIS/COFINS | 6.8 | - | - |
| ( - ) Bank Service Station | 7.5 | - | - |
| ( - ) Account receivables assignment (>180 days) | 11.4 | - | - |
| ( +) Account receivables assignment (>180 days) through out 2007 | 7.4 | - | - |
| ***Adjusted EBITDA - related to 2007 events*** | ***134.1*** | ***67.9*** | ***97.4%*** |
| ***Adjusted EBITDA Margin - related to 2007 events*** | ***11.2%*** | ***7.8%*** | ***3,4 p.p.*** |

Adjusted EBITDA, related to 2007 events, grew by 97.5 %, from R$67.9 million in 2006 to R$134.1million in 2007, due to the reasons mentioned above.

## Guidance

| | 2008 |
|---|---|
| Net Revenue | R$1.5 - R$1.6 billion |
| Gross Margin | 48.5% - 50.0% |
| SG&A/Net Revenue | 38.0% - 39.0% |
| EBITDA | R$215.0 - R$230.0 million |
| Capex | R$120.0 million |
| Increase in sales area | 40,000 m² |


marisa

## Capital Market

On October 22, 2007, Marisa's shares price (MARI3) began trading at R$10.00/share. Marisa is listed on the "Novo Mercado" segment of BOVESPA (São Paulo Stock Exchange), adhering to the highest level of Corporate Governance in the Brazilian capital market.

Marisa's IPO held a primary offering of 50,600,000 common shares, which constitute 27.42% of the Company's capital stock. IPO proceeds totaled R$506 million.

From October 22 to December 31, Marisa's shares price depreciated by 21.5%. This downward tendency began on December 11, with market analysts' projections review on the retail market segment.

The average daily traded volume of the shares traded since the IPO totaled 815,298 shares, with an average financial volume of R$8.4 million per day.

## Subsequent Events

**● BNDES Loans**

On February 14, 2008, Marisa signed a R$165,131,000.00 loan agreement with the Brazilian development bank BNDES under the FINEM – DIRETO scheme, to be used in the opening and remodeling of stores. The loan amount is divided into two sub-loans: Sub–loan A, in the amount of R$81,429,000.00, is destined to the opening, expansion and remodeling of stores in 2007, to be amortized in 48 monthly installments, with the first installment due in September 2008 and the last installment in August 2012. Sub-loan B, in the amount of R$83,702,000.00, is destined to the opening, expansion and remodeling of stores in the year 2008, also to be amortized in 48 monthly installments, with the first installment due in September 2009 and the last installment in August 2013. The loan amounts will be released upon submission of proof of expenditure in accordance with the rules stipulated by the BNDES. The interest rate applicable on the principal of the loans is the TJLP (long-term interest rate determined by the National Monetary Council) plus interest rate of 2.3% per annum.


marisa

● **Dental Assistance Plan**

On February 26, 2008, Marisa introduced the Dental Assistance Plan for its clients holding the Marisa's Private – Label Card. The service is provided by **Prodent,** which was elected by the Agência Nacional de Saúde Suplementar (ANS - the Brazilian health agency) as the best group dental plan operator in Brazil for attaining the excellence standards that place it at the top of the agency's Supplementary Health Qualification Program ranking.

The dental plan offered by the Marisa Card is the best in the market as it covers the maximum number of items, there is no co-payment involved, in other words, its clients do not pay for treatment.


O melhor
plano odontológico
pelo melhor preço.
• 172 itens de cobertura
• Sem participação financeira nos tratamentos cobertos
• Mais de 7.000 opções de atendimento em todo o Brasil
Apenas
R$ 15,90
Marisa Odonto

## Investor Relations Contact

**Paulo Sergio Borsatto**
Chief Financial and Investor Relations Officer

**Renata Isis Kater**
Investor Relations Manager

e-mail:dri@marisa.com.br

# 4Q07 Earnings Release



marisa

## Financial Statement

| (In R$ thousands)<br>Financial Statement | Consolidated<br>4Q07 | Combined<br>4Q06 | Var (%) | Consolidated<br>2007 | Combined<br>2006 | Var (%) |
|---|---|---|---|---|---|---|
| Gross revenue of sales and services | 608.856 | 507.746 | 19,9% | 1.752.260 | 1.299.389 | 34,9% |
| Sales and services deductions | (193.367) | (171.183) | 13,0% | (550.078) | (423.997) | 29,7% |
| **Net operating revenue of sales and services** | **415.489** | **336.563** | **23,5%** | **1.202.182** | **875.392** | **37,3%** |
| Cost of sales and services | (201.963) | (161.733) | 24,9% | (612.147) | (439.560) | 39,3% |
| ***Gross Profit*** | **213.526** | **174.829** | **22,1%** | **590.035** | **435.832** | **35,4%** |
| OPERATING EXPENSES | (154.030) | (137.184) | 12,3% | (504.913) | (384.544) | 31,3% |
| Sales expenses | (131.777) | (105.137) | 25,3% | (402.941) | (308.941) | 31,3% |
| General and administrative expenses | (21.850) | (24.642) | -11,3% | (79.060) | (69.871) | 13,2% |
| Other operating expenses | (403) | (8.838) | -95,4% | (22.912) | (13.928) | 64,5% |
| Equity accounting results | - | 1.433 | n.a. | - | 6.196 | n.a. |
| ***INCOME (LOSS) FROM OPERATING BEFORE FINANCIAL INCOME*** | **59.496** | **37.646** | **58,0%** | **85.122** | **51.288** | **66,0%** |
| **Financial Income (Expenses)** | **(15.805)** | **(21.588)** | **-26,8%** | **(57.623)** | **(63.133)** | **-8,7%** |
| Financial expenses | (34.441) | (44.971) | -23,4% | (143.080) | (161.640) | -11,5% |
| Financial income | 15.367 | 24.288 | -36,7% | 68.401 | 93.382 | -26,8% |
| Exchange variation net | 3.269 | (905) | n.a | 17.056 | 5.125 | 232,8% |
| ***Operating Profit (Loss)*** | **43.691** | **16.058** | **172,1%** | **27.499** | **(11.845)** | **n.a** |
| NON-OPERATING RESULT | 1.014 | 5.906 | -82,8% | 48 | 7.141 | -99,3% |
| Non-operating incomes | 1.505 | 1.955 | -23,0% | 3.863 | 10.027 | -61,5% |
| Non-operating expenses | (491) | 3.951 | n.a | (3.815) | (2.886) | 32,2% |
| ***INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES*** | **44.705** | **21.964** | **103,5%** | **27.547** | **(4.704)** | **n.a** |
| Income and social contribution taxes - Current | (11.338) | (10.057) | 12,7% | (15.599) | (18.396) | -15,2% |
| Income and social contribution taxes - Deferred | (189) | (3.401) | -94,4% | 36.206 | 22.007 | 64,5% |
| ***NET INCOME (LOSS) BEFORE MINORITY INTEREST*** | **33.178** | **8.506** | **290,1%** | **48.154** | **(1.093)** | **n.a** |
| ***Minority interest*** | **61** | **(21.436)** | **n.a** | **(461)** | **(56.391)** | **-99,2%** |
| ***Net Income / Net loss*** | **33.239** | **(12.930)** | **n.a** | **47.693** | **(57.484)** | **n.a** |
| ***Net Income (loss) per share*** | **0,18** | **(0,10)** | **n.a** | **0,26** | **(0,43)** | **n.a** |
| ***Number of shares (in thousands)*** | **184.503** | **133.903** | | **184.503** | **133.903** | |


marisa

## Balance Sheet

| *(in R$ thousands)* | Consolidated | Combined | |
|---|---|---|---|
| **ASSETS** | **12/31/2007** | **12/31/2006** | **Var (%)** |
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 395,241 | 186,089 | 112.4% |
| Securities | 268 | 81,901 | -99.7% |
| Trade accounts receivable | 504,287 | 388,307 | 29.9% |
| Inventories | 140,561 | 92,815 | 51.4% |
| Recoverable taxes | 27,106 | 16,099 | 68.4% |
| Deferred income and social contribution taxes | 12,449 | 6,610 | 88.3% |
| Other credits | 16,286 | 10,157 | 60.3% |
| **Total current assets** | **1,096,198** | **781,978** | **40.2%** |
| **NONCURRENT ASSETS** | | | |
| Long term receivable | | | |
| Intercompany receivables | 1,953 | 9,233 | -78.8% |
| Deferred income and social contribution taxes | 69,071 | 38,704 | 78.5% |
| Other receivable | 11,056 | 3,949 | 180.0% |
| *Total long term receivable* | 82,080 | 51,886 | 58.2% |
| Fixed assets | | | |
| Investments | | | |
| Investments in subsidiaries | - | 13,115 | -100.0% |
| Other investments | 2 | 2 | 0.0% |
| Total investments | 2 | 13,117 | -100.0% |
| Property and equipment | 222,195 | 155,394 | 43.0% |
| Intangible assets | 24,759 | 21,338 | 16.0% |
| Deferred charges | 15,900 | 1,507 | 955.1% |
| *Total fixed assets* | 262,854 | 178,239 | 47.5% |
| **Total noncurrent assets** | **344,936** | **243,242** | **41.8%** |
| **TOTAL ASSETS** | **1,441,134** | **1,025,220** | **40.6%** |


marisa

| LIABILITIES AND SHAREHOLDERS' EQUITY | Consolidated 12/31/2007 | Combined 12/31/2006 | Var (%) |
|---|---|---|---|
| *CURRENT LIABILITIES* | | | |
| Trade accounts payable | 139,589 | 156,576 | -10.8% |
| Intercompany payables | 6,878 | 97,097 | -92.9% |
| Loans and financing | 341,579 | 341,556 | 0.0% |
| Accrued payroll and related charges | 23,898 | 18,762 | 27.4% |
| Taxes payable | 79,927 | 72,825 | 9.8% |
| Dividends payable | 2,461 | 25,871 | -90.5% |
| Other payables | 14,350 | 11,449 | 25.3% |
| **Total current liabilities** | **608,682** | **724,136** | **-15.9%** |
| *NONCURRENT LIABILITIES* | | | |
| Long term payable | | | |
| Loans and financing | 181,658 | 176,453 | 2.9% |
| Reserve for contingencies | 80,805 | 76,631 | 5.4% |
| Taxes in installments | 9,555 | 11,806 | -19.1% |
| **Total noncurrent liabilities** | **272,018** | **264,890** | **2.7%** |
| ***MINORITY INTEREST*** | **33** | **1,107** | **-97.0%** |
| *SHAREHOLDERS' EQUITY* | | | |
| Capital | 550,634 | 41,315 | 1232.8% |
| Legal reserve | 9,767 | - | n.a |
| Accumulated deficit | - | (6,228) | n.a |
| **Total shareholders' equity** | **560,401** | **35,087** | **n.a** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **1,441,134** | **1,025,220** | **40.6%** |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **January, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **January, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | | Quantity | % of stake | |
| | | | | Same Type/ Class | Total |
| Shares | Common Shares | | 3,500 | 0.0% | 0.0% |
| Shares | Preferred Shares | | 0 | 0.0% | 0.0% |
| | | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 3,500 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **January, 2008** no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Board** | **(X) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

SP - 037190-00660 - 1093382v1

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **December, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **December, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | |

**Initial Balance**

| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 1,000 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Forward contract | MARI3T 60 | Schahin CCVM S/A | Buy | 12/06/2007 | 190 | 11.66 | 2,215.40 |
| Forward contract | MARI3T 60 | Schahin CCVM S/A | Buy | 12/06/2007 | 233 | 11.67 | 2,719.11 |
| Forward contract | MARI3T 60 | Schahin CCVM S/A | Buy | 12/06/2007 | 77 | 11.68 | 899.36 |
| Forward contract | MARI3T 60 | Schahin CCVM S/A | Buy | 12/21/2007 | 488 | 8.74 | 4,265.12 |
| Forward contract | MARI3T 60 | Schahin CCVM S/A | Buy | 12/21/2007 | 1.512 | 8.73 | 13,199.76 |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 3,500 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **December, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | | **( ) Executive Board** | | **(X) Controlling Group** | | | |
| **Initial Balance** | | | | | | | | |
| Securities/ Derivatives | Characteristics of Securities | | | | Quantity | % of stake | | |
| | | | | | | Same Type/ Class | Total | |
| Shares | Common Shares | | | | 133,903,228 | 75.27% | 75.27% | |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% | |
| | | | | | | | | |
| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) | |
| | | | | | | | | |
| | | | | | | | | |
| **Final Balance** | | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | | | | Quantity | % of stake | | |
| | | | | | | Same Type/ Class | Total | |
| Shares | Common Shares | | | | 133,903,228 | 75.27% | 75.27% | |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% | |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in November, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | |

**Initial Balance**

| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in November, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 1,000 | 0.0% | 0.0% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |
| | | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 1,000 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in November, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **( ) Executive Board** | **(X) Controlling Group** | |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Conference Call Transcript
3Q07 Results
Marisa S.A.
November 14th, 2007


marisa

**Operator:**

Good morning, ladies and gentlemen. At this time we would like to welcome everyone to Marisa S.A. 3Q07 results conference call. Today with us we have: Marcio Goldfarb, CEO, Paulo Borsatto, CFO and IRO, Fernando Setton, Strategic Planning Officer and Renata Kater, IR Manager.

We would like to inform you that this event is being recorded and all participants will be in listen-only mode during the Company's presentation. After Marisa's remarks are completed, there will be a question and answer section. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

There will be a replay facility for this call for one week.

Before proceeding, let me mention that forward-looking statements are based on the beliefs and assumptions of Marisa's management, and on information currently available to the Company. They involve risks, uncertainties and assumptions because they relate to future events and, therefore, depend on circumstances that may or may not occur in the future. Investors should understand that general economic conditions, industry conditions and other operating factors could also affect the future results of Marisa and could cause results to differ materially from those expressed in such forward-looking statements.

Now, I will turn the conference over to Mr. Borsatto, who will start the presentation. Mr. Borsatto, you may begin the conference.

**Paulo Borsatto:**

Good morning, everyone. I am Paulo Borsatto, CFO and IRO of Marisa, and I am speaking on behalf of our CEO, Márcio Goldfarb, who is not fluent in English.

I would like to thank your interest and your presence in our first earnings conference call. As you will see during our presentation, our retail operations recorded consistent and solid results, consolidating the highest gross margin in the industry and the strongest increase in same-store sales, a product of our 58 years of experience in Brazil's retail market.

Note that our credit card operation is not yet performing as desired, and does not reflect the recent measures implemented.

As we are in our first earnings release,. I ask three minutes of your time to make a briefing of Marisa and our activities. Next, we will present the highlights of 3Q07 and then we will conclude this presentation with our financial and operational results.

Marisa was founded in 1948 in the city of São Paulo, under the management of Bernardo Goldfarb. Today, we are present in every Brazilian region and have a strong competitive position through 178 stores and four distribution centers strategically located.


marisa

As a result, the Marisa Brand is knownand recognized in the whole of Brazil and has a strong identification and intimate relationship with Brazilian women. Our slogan "From woman to woman" has a high recall rate.

Our focus for more than 58 years has been on C Class Brazilian women. To enhance our brand and reach out even more clients, the Company's strategy aims at openning new stores, expanding the old ones, increasing the mix of offered products, strengthening and expanding the supply of financial products.

The Marisa Card started its activities in 2000 and its main role is to boost sales and consumer base, in addition to being an extensive data bank, which is fundamental in the administrative and commercial decision making, as well as in the positioning of marketing actions.

Last but not least, our staff is highly qualified and knowledgeable in retail and financial markets. Most of our senior executives have more than 25 years' experience in retail and more than 20 years' experience in our Company.

Our productivity improvement and professional efficiency are of our most concern, because we are obsessed for continuous improvement.

On slide three, you can note that we are present in every Brazilian region for more than 25 years, which gives us a better understanding of the needs and wishes of our clients. Brazil is a very wide country and, therefore, we deal with many different types of weather, physical characteristics and culture. Thus, our clothes are adapted to each region.

On the slide you can note that our presence is proportional to the economies of each region. We have a sales area in the North and Northeast that are bigger than the respective GDPs because we already anticipate strong growth in these regions.

Now, I will turn the conference to Miss Renata, who will talk about our results. Thanks.

**Renata Kater:**

Hi, everyone. Moving to slide four, where I would like to show you Marisa's 3Q results.

The highlight for the net revenue from Goods and Services is the growth of 38% in 3Q07 over 3Q06. In the same-stores concept, we reported a growth of 12.7% over the same period of the previous year. In addition, the inauguration of nine stores this quarter, out of which three are new and six were expanded with our new layout and diversified product mix.

The base of the Marisa cardholders, even with a more restrictive policy towards credit concession, increased 480,000 new cards in 3Q07, hitting 9 million cards at the end of the period.

The sales expenses over net revenue went from 36.5% in the 3Q06 to 33.5% in the 3Q07.


marisa

Another highlight is the R$40.6 million investment taken place in 3Q07. In the 9M07, our investments already amount to R$86.6 million.

Our last highlight is the growth of our revenues from interest on credit card sales, which rose by R$14.5 million when comparing 3Q06 with 3Q07, as a result of our strategy of increasing the participation of sales in installments bearing interest.

Moving to slide number five, we can better explain our success with revenue increase. In the 3Q07 we obtained, approximately, 27% growth in the amount of goods sold versus the 3Q06, and a 5.4% increase in average unit price. Thus, we increased our net revenue by 38%, and in the same-stores concept by 12.7% over 3Q06. In the year 2007 until September, the increase in net revenue was approximately 46%. As you can see, the 9M06 represent about 60% of the 2006 total net revenue. Also, I the year 2007 until September, the same-stores concept increased by 18.5%, and the quantity of goods sold grew 35,3%.

On slide six, you can observe a 33% growth in gross profit comparing 3Q07 with 3Q06, and a 44% growth in the 9M07 when compared to the same period of the previous year. This increase is a consequence of the steep rise in net revenue in the period.

A slight drop in margin can also be noted, which resulted from the effect of the corporate reorganization and promotions that aimed at eliminating winter inventories, but still with the highest gross margin in the market.

Moving to slide seven, you can note that our expenses rose 35.9% when comparing 3Q07 with 3Q06. This increase comes mainly from the rise in the sales area, in the volume of units sold, IPO-related expenses, and provision for bad debt. Anyhow, it is important to note that we can see the start of dilution of fixed expenses due to the raise of our net revenue.

Moving on to slide number eight, we can highlight that the Company continues its strategy of store openings, expansions and reforms. Marisa ended September with a total of 178 stores, of which 78 are located in shopping malls and 100 in streets with high commercial traffic. Comparing with the 3Q06, the Company increased its sales area by 44,200 m², or 34.2%.

On slide nine, you can see that our EBITDA and EBITDA margin improved versus 3Q06 and 9M06, according to the chart that you can see on slide nine. This happened due to the dilution of sales expenses and greater gross profit.

Moving ahead to slide ten, let us talk a little bit about Marisa Cards.

In the 3Q07, 480,000 cards were issued. Today we have 9 million issued cards, and you can note a 38.3% rise in issuances of Marisa Cards in the 3Q07 over the 3Q06. It is important to note that the growth of card sales with interest generated revenue with interest from such sales by R$14.5 million. Another highlight is the recovery of R$5.7 million in the 3Q07 versus a recovery that was closer to null in the 3Q06, which shows that our corrective measures are yielding positive results.

We would like to thank you all for your time and attention, and we are here to answer any questions you may have.


marisa

**Tufic Salem, Credit Suisse:**

Good morning, everyone. First of all, I want to compliment and thank you for the very thorough press release. I would just add maybe a castle statement at the end, but again, a very thorough press release. Thanks.

My question is regarding the gross margin. First, if you can give us a little bit more detail on... I understand there are some changes in the tax benefit from the changes in the societary reorganization. Can you give us a better feel? You mentioned about 1.5 p.p. of negative impact because of that, and probably about 40 b.p. from the change of collection and the markdowns.

If you can give us a better sense of what do you expect going forward; should we expect a lower level of gross margin? Especially because, when we look at the 9M, the impact is much lower, so I want to get... That would be my first question.

**Renata Kater:**

I am transferring this to Mr. Setton, who will answer your question.

**Fernando Setton:**

Hello, Tufic. First, I will apologize for not being able to answer the second portion of your question, because we are in the silent period. But let us do the first portion of the question.

Before the reorganization of the fashion and restructuring of the Company, we used to buy through wholesalers. We had more added value taxes, which represent a lower cost for us. With this reorganization, we are not being able to buy through the wholesalers, and we buy all our needs directly through suppliers. This represents, roughly, a drop of 1.5% in our gross margin.

I can assure you we are doing our best efforts to recuperate these losses through better negotiation with all the suppliers and organizational efficiency to our stores. But I cannot give you more details, because we are in the silent period. I cannot go through forward-looking issues. OK?

About the markdown of the winter collections, our strategy was to make room for the collection of the spring. So, in order to get rid of the remaining stock of winter, we marked down those items to make room for the new spring collection. Are you happy with the answer?

**Tufic Salem:**

Yes. I guess if you could tell me... You mentioned that it is a 1.5 p.p. reduction that impacted in the 3Q. What would that be in the 9M? Maybe that will give me a better idea of the impact going forward?


marisa

**Renata Kater:**

If you take a look at our prospectus, you can calculate this, because in the 1H07 our gross margin was of 48.5%, and for the same period of the previous year, it was 48.4%. So, if you can get an idea of how much is the impact, you can calculate this percentage.

**Tufic Salem:**

So the difference that we see in the 9M is exclusively related to that? I mean, if I adjust for whatever I saw in the 3Q?

**Renata Kater:**

Yes, that is right.

**Tufic Salem:**

The whole change was just related to that?

**Renata Kater:**

Yes, it was related to that. So if you analyze it, it would be much higher than 48.5%.

**Tufic Salem:**

OK, thanks. And then just my second question: I know you are in the silent period, so I do not need specific guidance, but if you can give us an idea of what you are sensing from the customers in this October/November, in terms of the overall activity, or if you can give us a better sense of end-of-year sales, what the mood is for the consumer for end-of-year sales?

**Renata Kater:**

I can only say that it is all aligned with our expectations, and we can talk about this better as of 23rd of November. I am so sorry, Tufic. But it is all in accordance to our expectations.

**Tufic Salem:**

OK, so the consumer is very opened to shop this end of the year? I guess that is the question, I mean, the mood of the consumer continues to be very strong?

**Renata Kater:**

What I can say is that, well, you know about the Brazilian conditions, and regarding our macroeconomic scenario, everything is very positive. The whole macroeconomic scenario shows a very positive situation: the credit facility, the jobs increase, consumer confidence, all of this can give a better view of what can happen for the 4Q, and then you can make your own conclusions. I cannot give you an accurate number, an accurate idea about this.


marisa

**Tufic Salem:**

I understand. OK, thank you.

**Operator:**

At this time, there are no questions. Please go ahead with your closing statements.

**Paulo Borsatto:**

We would like to thank you all again for your presence and comprehension that you had, we are not being able to answer some questions due to the quiet period, and we will be available to answer any questions after this November 23rd. Thank you all and have a good day.

**Operator:**

Thank you, sir. Ladies and gentlemen, this thus concludes the Marisa S.A. 3Q07 results conference call. You may now disconnect, and thank you for using the teleconferencing center.



marisa

# 3Q07 Presentation

November 14th, 2007

# Company Profile


marisa

- Experience
- Scale and Geographical Presence
- Brand
- Focus
- Strategy
- Credit
- Team

*"DE MULHER PARA MULHER" – "FROM WOMAN TO WOMAN"*
*High Recall Rate*

# Geographical Distribution

marisa

**NORTH**
- Number of stores : 9
- Total Area : 13,000 $m^2$
- 1st Store Opening : 1985
- **% of National GDP : 5.0 %**
- **% Sales Area : 7.5%**

**MIDDLE - WEST**
- Number of stores : 11
- Total Area : 12,000 $m^2$
- 1st Store Opening : 1985
- **% of National GDP 7.5 %**
- **% Sales Area : 6.9%**

- Number of stores : 31
- Total Area : 30,000$m^2$
- 1st Store Opening : 1980
- **% of National GDP : 13.8 %**
- **% Sales Area : 17.3%**

**SOUTHEAST**
- Number of stores : 96
- Total Area : 90,000 $m^2$
- 1st Store Opening : 1948
- **% of National GDP : 55.2 %**
- **% Sales Area : 52%**

**SOUTH**
- Number of stores : 31
- Total Area : 28,000 $m^2$
- 1st Store Opening : 1955
- **% of National GDP : 18.6 %**
- **% Sales Area : 16.1%**

- • Stores
- ● Distribution Center

Source: CEI, FPJ, Companhia

## Strong Footprint and Experience in all Brazilian Regions


marisa

# 3Q07 Highlights

- Net Revenue growth of **37.8%** (R$ 200.3 million in 3Q06 x R$ 275.9 million in 3Q07)
    - Same-Store-Sales revenue up by 12.7%
- 3Q07: **3** new stores and **6** expansion/remodeling of existing ones, in the period
- 480 thousand new Marisa Cards in 9M07, totaling **9.0 million**
- **Lower selling expenses** as percentage of net revenues (36.5% in 3Q06 x 33.5% in 3Q07)
- Capital Expenditures reached **R$40.6 million** in 3Q07 and R$ 86.6 million in 9M07
- Revenue from interest on installment sales grew from R$1.5 million in the 3Q06 to **R$15.5 million** in the 3Q07

# Net Revenue of Products and Services


marisa

- 3Q07 Net Revenue growth was due to:
  - +26.8% in the number of items sold
  - +5.4% in average unit price
  - +12.7% in same-store-sales

- 9M07 Net Revenue growth was due to:
  - +35.3% in the number of items sold;
  - +4.1% in average unit price;
  - + Marisa Card Sales.
  - +18.5% same-store-sales


Total Net Income
(R$ Millions)
CAGR
32.3%
500.3
667.6
538.8
336.6
60%
46%
786.7
38%
200.3
275.9
2004
2005
2006
9M07
3Q06
3Q07


marisa

# Gross Profit and Margin in 3Q07

- Anticipation of springtime collection
- Corporate restructuring effect
- Slight margin decrease. However, Marisa's gross margin is still the highest in the market


Gross Profit
(R$ million)
97.1
48..5%
33%
128.6
46.6%
261.0
48.4%
44%
376.5
47.9%
3Q06
3Q07
9M06
9M07

# Operating Expenses in 3Q07


marisa

- Selling expenses increased by 26.5% mainly due to the expansion in total sales area and sales volume, versus an increase in net revenue of approximately 38%
- General and Administrative expenses grew by 58%, driven mainly by a higher number of employees at the head office to support the expansion in the Company's operations, and expenses related to its IPO process.

| *(in R$ million)* | **Consolidated** | **Combined** | | **Consolidated** | **Combined** | |
|---|---|---|---|---|---|---|
| **Operating (Expenses) Income** | **3Q07** | **3Q06** | **Var (%)** | **9M07** | **9M06** | **Var (%)** |
| Selling expenses | (92.5) | (73.1) | 26.5% | (271.2) | (201.8) | 34.4% |
| General and administrative expenses | (23.6) | (15.6) | 51.4% | (57.2) | (43.5) | 31.6% |
| Other operating income (expenses)* | (25.2) | (15.3) | 65.2% | (22.5) | (5.1) | 342.2% |
| **Total Operating Expenses** | **(141.4)** | **(104.0)** | 35.9% | (350.9) | (250.4) | 40.2% |
| ***% of net revenue*** | ***-51.2%*** | ***-51.9%*** | -1.3% | -44.6% | -46.5% | -4.0% |
| Nonrecurring expenses - IPO | (1.0) | - | - | (3.3) | - | - |

* Including nonrecurring expenses - IPO

* Including IPO Expenses



# Operating Expenses- Expansion and Remodeling of Stores


marisa

- The Company ended 3Q07 with **178 stores**, 78 mall-based and 100 street-based
- Opening of 3 new mall-based stores during the quarter and expansion of 6 stores
- Sales area increased from **129,1 m²** in 3Q06 to **173,3 m²** in 3Q07
- **51%** growth in the number of stores offering men's clothing


Evolution of the Number of Stores
148
149
166
178
2004
2005
2006
9M07


Sales Area
(thousand m²)
94.7
107.1
152.4
173.3
2004
2005
2006
9M07

# EBITDA and Adjusted EBITDA




marisa

- EBITDA and EBITDA Margin improvement:
  - o Dilution of selling expenses and better management of expenses
  - o Greater Gross Profit

**EBITDA & EBITDA Margin**
**(R$ Millions)**


9.4%
1.7%
8.7
63
40
24.9
56.3
7.2%
41%
2004
2005
2006
9M07
EBITDA
4Q06 EBITDA
EBITDA Margin


marisa

# Marisa Card

- **38.3%** growth in new Marisa Cards in 3Q07, compared to 3Q06;
- **R$ 5.7 million** recovered in the 3Q07, compared to near zero in 3Q06
- Bad debt provision increased from **R$ 8.3 million** in 3Q06 to **R$ 58.0 million** in 3Q07
- In 3Q07, Marisa Card share of bearing interest sales reached **23.9%** of total sales


Total Number of Marisa Cards
(Thousands)
3.404
5.161
7.385
9.063
2004
2005
2006
9M07
Activated Cards


marisa

The forward-looking statements contained herein are based on our management's current assumptions and projections, which may result in material differences regarding future results, performance and events. Actual results, performance and events may differ substantially from those expressed or implied by such forward-looking statements due to a variety of factors, including the overall and economic situation in Brazil and other countries, interest and exchange rate levels, legal and regulatory changes and general competitive factors (global, regional or national).

**Paulo Borsatto**
*CFO and IRO*

**Renata Isis Kater**
*IR Manager*

Phone: +55 (11) 2109-6269
E-mail: dri@marisa.com.br
www.marisa.com.br/ri

**2007 CORPORATE CALENDAR OF EVENTS**

| Company Name | Marisa S.A. |
|---|---|
| Central Office Address | R. James Holland, 422 – CEP 01138-000 – Barra Funda |
| Internet Site | www.marisa.com.br |
| Director of Investor Relations | Name: Paulo Sérgio Borsatto |
| | E-mail: dri@marisa.com.br |
| | Telephone(s): +55 (11) 2109-6297 |
| | Fax: +55 (11) 3392.4276 |
| Responsible for Investor Relations Area | Nome: Renata Isis Kater |
| | E-mail: dri@marisa.com.br |
| | Telephone(s): +55 (11) 2109-6269 |
| | Fax: +55 (11) 3392.4276 |
| Publications (and locality) in which its corporate documents are published | Diário Oficial do Estado de São Paulo<br>Valor Econômico |
| The Company is bond to the Market Arbitrage Chamber, according to the engagement clause included in its By-laws | |

| Quarterly Financial Statements – ITR | |
|---|---|
| **EVENT** | **DATE** |
| Referring to 3rd quarter 2007 | 11/13/2007 |

| Board of Directors' Meeting | |
|---|---|
| **EVENT** | **DATE** |
| Board of Directors' Meeting (Offering Ratification) | 10/24/2007 |
| Submission of the Board of Directors Meeting' main deliberations to BOVESPA | 10/24/2007 |
| Submission of the Minutes of Board of Directors Meeting to BOVESPA | 10/24/2007 |


RECEIVED
2008 MAY -1 A 7:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# 3Q07 Earnings Release


marisa

## MARISA ANNOUNCES NET REVENUE GROWTH OF 38% AND INAUGURATION OF 3 NEW STORES IN THE 3Q07

**São Paulo, Brazil, November 12, 2007** – Marisa S.A. – (BOVESPA: MARI3, Reuters MARI3.SA and Bloomberg MARI3 BZ), the largest retail chain specialized in women's fashion and lingerie, announces today its results for the third quarter of 2007 (3Q07). Except where stated otherwise, the Company's financial and operating information, as well as comparisons to the year 2006 (3Q06), are expressed in thousands of Brazilian Real, in accordance with generally accepted accounting principles in Brazil (BR GAAP).

Bovespa: MARI3
Bloomberg: MARI3 BZ
Reuters: MARI3.SA

www.marisa.com.br/ri

*Contacts:*


***Paulo Sergio Borsatto***
*CFO and Investor Relations Officer*

***Renata Isis Kater***
*IR Manager*

*dri@marisa.com.br*


***Upcoming Events:***

**Conference Call -Portuguese**
Wednesday,
November 14
11h00 SP / 08h00 NY
Tel: 55 11 4003-9004
Code: Marisa
Webcast:
www.marisa.com.br/ri

**Conference Call -English**
Wednesday,
November 14
13h00 SP / 10h00 NY
Tel: +1 (480) 293-1743
Code: 3799414
Webcast:
www.marisa.com.br/ri

*Please connect to the conference call 15 minutes in advance.*

## Highlights

- **Net Revenue from Goods and Services** increased by 37.8% to R$275.9 million in the 3Q07, from R$200.3 million in the 3Q06. In the same-store concept the net revenue grew 12.7% in the same period;
- 3 new stores were opened and 6 stores were expanded/renovated in 3Q07. Year to date, 12 new stores were opened and 13 stores were expanded/renovated.
- The **Marisa Card** grew in 480 thousand new cards. In the 3Q07, totaling 9.0 million;
- Lower **selling expenses** as percentage of net revenues (36.5% in 3Q06 x 33.5% in 3Q07) due to better expenses management and maturation of new stores;
- **Capital Expenditures** reached R$40.6 million in 3Q07 and R$ 86.6 million in 9M07. The amount was expended in new stores, expansion and remodeling of old ones, replacing fixed assets and IT;
- Increased share of Marisa Card 0+8x interest-bearing sales (13.5% in 3Q06 x 23.9% in 3Q07). Revenue from interest on installment sales grew from R$1.5 million in the 3Q06 to R$15.5 million in the 3Q07.


RECEIVED
2008 MAY -1 A 7:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


marisa

| (In thousands of R$)<br>Operating and Financial Highlights | Consolidated<br>3Q07 | Combined<br>3Q06 | Var. % | Consolidated<br>9M07 | Combined<br>9M06 | Var. % |
|---|---|---|---|---|---|---|
| Net revenue of sales and services | 275,910 | 200,253 | 37.8% | 786,693 | 538,829 | 46.0% |
| Gross Profit | 128,611 | 97,057 | 32.5% | 376,509 | 261,003 | 44.3% |
| Gross Profit (%) | 46.6% | 48.5% | -1,9 p.p. | 47.9% | 48.4% | -0,5 p.p. |
| Net income (loss) | (22,877) | (17,448) | 31.1% | 14,454 | (44,554) | n.a. |
| Adjusted EBITDA (1) | (1,255) | (2,380) | -47.3% | 56,257 | 24,923 | 125.7% |
| Adjusted EBITDA Margin (%) | -0.5% | -1.2% | -0,7 p.p. | 7.2% | 4.6% | 2,6 p.p. |
| Growth of net revenue - Same Stores (2) | 12.7% | 15.2% | -2,5 p.p. | 18.5% | 19.3% | 0,8 p.p. |
| Total number of stores (units) | 178 | 156 | 14.1% | 178 | 156 | 14.1% |
| Number of employees (units) | 9,110 | 7,597 | 19.9% | 9,110 | 7,597 | 19.9% |
| Sales area (m²) | 173,297 | 129,116 | 34.2% | 173,297 | 129,116 | 34.2% |
| # of Marisa Cards ('000) | 9,063 | 6,551 | 38.3% | 9,063 | 6,551 | 38.3% |
| Net revenue per m² (R$/m²)(3) (units) | 1,539 | 1,562 | -1.5% | 4,618 | 4,499 | 2.6% |

(1) Our Adjusted EBITDA plus or minus te result from equity method of accounting interest in real estate companies, revenues from the rental spun off property, net non-operating result, minority interest and IPO expenses.

(2) All references to "same stores" are to our stores that have been operating for over 13 months. For calculating purposes, we have used data from our stores' sales and related variations within the relevant calculating periods. If a same store is closed during the 13-month period, we disregard all its operating and financial data for calculating purposes.

(3) Total net revenue of goods divided by the average sales area in the same period. Marisa is currently with 40% of its total sales area in its first year (maturation phase)

## Marisa S.A.

● The Company initiated its activities in 1948 in the city of São Paulo, under the leadership of Bernardo Goldfarb. Marisa is currently the largest retail store chain in the country specialized in women's fashion and lingerie and one of the largest department store chains for men's and children's apparel in Brazil.

● The Company continues to focus its strategy and operations on women aged between 20 and 35 years old in the C income group (the largest income group in Brazil).

● Marisa's competitive advantages are: (i) a strong brand and widely recognized slogan "From Woman to Woman" (*De Mulher para Mulher*), (ii) presence and experience in all of Brazil's regions, (iii) quality fashion at affordable prices and with attractive margins, (iv) modern chain of stores, and (v) results-oriented management;

**Participation in Apparel Consumption per Economic Class**


36.4%
8.9%
3.8%
0.4%
"MARKET TARGET" MARISA 50.4 %

Average Family Monthly Income:
- Up Income Group - R$ 6,440
- Middle Income Group - from R$ 6,440 to R$ 3,780
- Middle-Lower Income Group - from R$ 2,135 to R$ 1,050
- Lower-Income Group - R$ 560
- Very-Low Income Group - R$ 280

Source - IBGE, Brasil em Foco 2007 - Target Marketing, ABEP


marisa

| | Up Income | Middle Income | Middle Lower Income | Low Income | Very Low | Total |
|---|---|---|---|---|---|---|
| Urban household | 362,439 | 6,635,547 | 26,239,926 | 10,729,870 | 1,037,422 | 45,005,204 |
| % over total | 0.8% | 14.7% | 58.4% | 23.8% | 2.3% | 100.00 |
| Potential Apparel Consumption | 1,975,588,763 | 18,960,560,264 | 26,246,148,859 | 4,623,675,156 | 220,388,706 | 52,026,361,748 |
| % of the total | 3.8% | 36.4% | 50.5% | 8.9% | 0.4% | 100.00 |

- The Company currently works with over 550 suppliers across Brazil and worldwide. Purchases are widely distributed, with no significant dependence on any one supplier. In 2006, the largest supplier accounted for less than 5.0% of purchases made and the five largest represented 16.0% of total purchases.

- In the 3Q07, Marisa had 178 stores distributed across every Brazilian region and four distribution centers, located in the states of São Paulo, Santa Catarina, Pernambuco and Goiás.

- The graphic below describes the seasonality of sales:


Sales Seasonality History
17.3%
15.7%
16.2%
24.4%
23.1%
24.3%
21.7%
23.0%
20.6%
36.5%
38.2%
38.9%
1st Qua
2nd Qua
3rd Qua
4th Qua
2004
2005
2006

## Base for Presentation of Results

Marisa S.A. was constituted on August 15, 2006 to serve as the "Holding" for the companies Marisa Lojas Varejistas Ltda., Fix Participações Ltda. and subsidiaries, and Due Mille Participações Ltda. Given the date on which Marisa S.A. was established, Management is presenting the combined balance sheet related to the quarter ended on September 30, 2006 and the combined income statement for the quarter and nine-month period ended on September 30, 2006, based on the same corporate structure under which the Company is currently constituted. The combined financial statement mentioned above were prepared in accordance with the consolidation accounting criteria provided for by generally accepted accounting principles in Brazil (BRGAAP) and CVM Instructions. These combined financial statements are not indicative of the operating results and respective impacts on the consolidated equity and financial position of Marisa S.A. that might have been


marisa

obtained if the change in accounting practices and the constitution of Marisa S.A. had occurred on January 1, 2006.

## Operating Performance

### *Distribution of Stores by Region*

| Geographic Region | # of stores | Total sales area | Shopping mall' stores | Streets' store |
|---|---|---|---|---|
| Southeast | 96 | 89,986 | 43 stores | 53 stores |
| South | 31 | 28,377 | 12 stores | 19 stores |
| Northeast | 31 | 30,294 | 14 stores | 17 stores |
| North | 9 | 13,055 | 2 stores | 7 stores |
| Middle West | 11 | 11,585 | 7 stores | 4 stores |
| **Total** | **178** | **173,297** | **78 stores** | **100 stores** |

Marisa S.A. achieved yet another quarter of expansion in its retail chain, in line with its strategy of rapid organic growth, ending September with a total of 178 stores. Six stores were remodeled in the quarter, expanding and aligning them with Marisa's current concept, which involves: (i) display of products organized by lifestyle to stimulate the purchase of complementary items, and (ii) progressive architectural and visual standards, with modern equipment and new lighting designs. In addition to the remodeled stores, three new stores were inaugurated, all located in shopping malls.

The stores inaugurated and extended in the quarter are shown below:

**INAUGURATED STORES**

| City - State | Localization | Total Area (m²) | Opening Date |
|---|---|---|---|
| Rio de Janeiro - RJ | West Shopping - C Grande | 1,446 | 8/23/2007 |
| Campinas - SP | Campinas Shopping | 1,764 | 8/28/2007 |
| Curitiba - PR | Shopping Jardim das Américas | 1,596 | 9/20/2007 |

**Expanded Store**

| City - State | Localization | Total Area (m²) - Initial | Total Area (m²) - final | Opening Date |
|---|---|---|---|---|
| Porto Alegre - RS | Rua da Azenha, 795 - Azenha | 792 | 1,610 | 7/3/2007 |
| Salvador - BA | Shopping Barra | 2,687 | 2,765 | 8/23/2007 |
| São Paulo - SP | Boa Vista Shopping | 1,706 | 1,947 | 8/23/2007 |
| Mauá - SP | Mauá Plaza Shopping | 2,075 | 2,593 | 9/13/2007 |
| São Luiz - MA | Rua Oswaldo Cruz, 132 | 992 | 1,627 | 9/18/2007 |
| Cuiabá - MT | R. 13 de Junho, 265 | 3,058 | 4,067 | 9/20/2007 |

Father's Day, the most important date for apparel retailers in the third quarter, was very special at Marisa this year. For the first time the Company carried out marketing campaigns on broadcast TV, newspapers and inserts focused on sales on this the commemorative date. Marisa had 77 stores containing a men's section in the 3Q06,


marisa

rising to 116 stores this quarter. This increase of 51% in the number of stores containing men's apparel in just a year shows the speed with which Marisa has been transforming itself to better serve its customers.

The growth in the percentage of men's and children's products in the product mix is shown below:

Net Revenue by Segment

3Q06

3Q07

7.7% 2.0%

Women Section Kids Men Section Bed, Bath and Table Linens

Despite the effort to ramp up sales in the men's and children's segment, Marisa's strategic focus remains women. Those buying products for men are still mostly housewives (for their children, husband and other family members).

## Net Revenue of Goods and Services


Total Net Revenue
(R$ Million)
9M07
786.7
46.0%
9M06
514.5
3Q07
262.5
37.8%
3Q06
191.4
Net Revenue from Goods
Net Revenue from Services


marisa

Net Revenue from goods and services amounted to R$275.9 million in the quarter, up 37.8% in relation to the same period of the previous year, which reached R$200.3 million. In the first nine months of 2007 (9M07), net revenue from goods and services grew by 46.0% to R$786.7 million, from R$538.8 million in the 9M06. The higher revenue was mainly driven by higher number of items sold and increase in average unit price.

**Net revenue from goods** in the quarter rose by 37.2% to R$262.5 million, from R$191.3 million in the 3Q06, driven by (i) the increase of 26.8% in the number of items sold, mainly due to the expansion of 44,200 m² in the quarter and increase in the productivity of maturing new stores; and (ii) increase of 5.4% in average unit price[1]. On a same-store basis, net revenue grew by 12.7% in relation to the 3Q06, mainly driven by Fathers' Day sales, since 2007 was the first year in which the Company invested in marketing campaigns for this commemorative date, as explained previously, and by the excellent reception of the spring collection.

Net operating revenue in the 9M07 grew by 45.2% to R$746.8 million, from R$514.5 million in the 9M06, mainly due to (i) the increase of 35.3% in number of items sold, due to the expansion in selling area; and (ii) the increase of 4.1% in average unit price. On a same-store basis, net revenue increased by 18.5% in relation to the 9M06, due to higher credit card sales, improved management and development of the collection, and the higher share of men's and children's fashion in total sales.

**Net revenue from services** grew by 51.3% to R$13.4 million, from R$ 8.9 million in the 3Q06, mainly driven by the higher revenue from collection and billing services, given the nominal increase in credit card use driven by higher sales volume. In the 9M07, net revenue from services grew by 63.7% to R$39.9 million, from R$24.4 million in the 9M06, due to the same reasons detailed above.

## Cost of Goods and Services

The **cost of goods and services** increased 42.7%, from R$103.2 million in the 3Q06 to R$147.3 million in the 3Q07. In the 9M07, these costs increased by 47.6%, from R$277.8 million in the 9M06 to R$410.2 million in the 9M07.

**Cost of goods** in the 3Q07 stood at R$135.9 million, an increase of 42.4% compared to the R$95.4 million reported in the same period last year. In the 9M07, cost of goods rose to R$372.8 million, from R$255.6 million in the 9M06, mainly due to the higher sales volume in the period.

**Cost of services** increased 46.6% to R$11.4 million, from R$7.8 million in the 3Q06. In the 9M07, cost of services rose to R$37.4 million, from R$22.2 million in the 9M06, mainly due to the higher volume of operations with the Marisa card.

---

[1] Average Unit Price – total net operating revenue from goods divided by total number of items sold in the same period.


marisa

## Gross Profit

Gross profit in the quarter was R$128.6 million, up 32.5% on the R$97.1 million in the 3Q06. In the 9M07, gross income was R$376.5 million, 44.3% higher than the R$261.0 million registered in the 3Q06. The increases in gross income reflect the strong growth in net operating revenue in the period.


Gross Profit
(R$ million)
97.1
33%
128.6
261.0
44%
376.5
48.5%
46.6%
48.4%
47.9%
3Q06
3Q07
9M06
9M07
Gross Profit

Gross Margin in the 3Q07 stood at 46.6%, 1.9 p.p. below the 48.5% registered in the 3Q06. This fall is mainly due to the corporate restructuring of the Company and its subsidiaries on December 31, 2006, which segregated the operations of related wholesalers. A portion of purchases of goods destined for resale previously executed by wholesale companies became wholly concentrated in our subsidiary MARISA LOJAS VAREJISTAS LTDA., which began to purchase those products directly from suppliers. Since these wholesalers operated with a different tax regime (Presumed Profit), they enjoyed tax benefits that in the combined balance sheet for fiscal year 2006 had a positive affect on the margin, of approximately 1.5 p.p. Note that margin was also affected, although to a lesser degree, by Marisa's sales strategy to markdown goods in the 3Q07 to clear winter stocks by the end of this quarter, to give its spring collection an early start against the competition.

Bear in mind that Marisa continues to register the highest gross margins in the market.

In the 9M07, our gross margin declined to 47.9%, from 48.4% in the 9M06, reflecting mainly the effect related to the wholesalers mentioned above.

## Operating Revenue (Expenses)

| *(in R$ million)* | Consolidated | Combined | | Consolidated | Combined | |
|---|---|---|---|---|---|---|
| **Operating (Expenses) Income** | **3Q07** | **3Q06** | **Var (%)** | **9M07** | **9M06** | **Var (%)** |
| Selling expenses | (92.5) | (73.1) | 26.5% | (271.2) | (201.8) | 34.4% |
| General and administrative expenses | (23.6) | (15.6) | 51.4% | (57.2) | (43.5) | 31.6% |
| Other operating income (expenses)* | (25.2) | (15.3) | 65.2% | (22.5) | (5.1) | 342.2% |
| **Total Operating Expenses** | **(141.4)** | **(104.0)** | 35.9% | (350.9) | (250.4) | 40.2% |
| ***% of net revenue*** | ***-51.2%*** | ***-51.9%*** | -1.3% | -44.6% | -46.5% | -4.0% |
| Nonrecurring expenses - IPO | (1.0) | - | - | (3.3) | - | - |

* including nonrecurring expenses - IPO

Operating expenses grew 35.9% to R$141.4 million, from an expense of R$104.0 million in the 3Q06, mainly due to the higher selling expenses. In the 9M07, operating expenses were R$350.9 million, an increase of 40.2% versus the 9M06.


marisa

Selling Expenses – Selling expenses in the quarter increased by 26.5% to R$92.5 million, from R$73.1 million in the 3Q06. The higher selling expenses were mainly due to the expansion in total sales area and consequently the higher sales volume, which resulted an increase of: (i) R$6.4 million in personnel expenses, (ii) R$5.0 million in rent and related expenses, (iii) R$3.3 million in radio and TV advertising to support to a higher number of stores, and (iv) R$4.5 million in depreciation and amortization, also due to the higher number of stores in operation.

**As a percentage of net revenue, selling expenses declined** from 36.5% in the 3Q06 to 33.5% in the 3Q07, a result in line with both the expectations and commitment to generate more value for shareholders.

Excluding depreciation/amortization, selling expenses increased by 21.0% in the quarter versus the 3Q06, due to the expansion and inauguration of new stores.

Expenses with depreciation/amortization increased by 79.6% in the quarter against the 3Q06, basically due to the same reasons explained above.

Accordingly, we can conclude that excluding the higher expenses related to the expansion and opening of new stores, selling expenses increased by 7.3% in the quarter against the 3Q07.

In the 9M07, expenses increased by 34.4% to R$271.2 million, from R$201.8 million in the 9M06, mainly due to the expansion in sales area and higher unit volume sales.

General and Administrative Expenses – 3Q07' general and Administrative expenses grew by 51.4% in the quarter to R$23.6 million, versus R$15.6 million in the 3Q06, driven mainly by the increases in the number of employees at the head office to support the expansion in the Company's operations. General and administrative expenses rose 31.6%, climbing from R$43.5 millions in 9M06 to R$57.2 millions in 9M07, mainly due to the reasons described above.

Other Operating Revenue (Expenses) – Other Operating revenue (expenses) increased by 65.2% from an expense of R$15.3 million in the 3Q06 to an expense of R$25.2 million in the 3Q07. The higher expenses are mainly explained by the increase of R$49.7 million in the provision for bad debt, which was partially offset by the increase of R$15.6 million in revenue from interest on credit card and the decline of R$14.8 million in the remaining provisions over the same comparison period.
Other operational expenses rose from R$5.1 millions in 9M06 to R$22.5 millions in 9M07 due to the raise of R$86.8 millions on provision for bad debt, partly compensated by the R$43.1 millions growth of Marisa Card' interest revenues. Also on 3Q07, the Company incurred in non recurring expenses related to their initial public offering (IPO) process in the amount of R$ 1.0 million. In 9M07, the total amount spent with the IPO process was R$3.3 millions.


marisa

The chart below shows other operating revenue (expenses) in the periods indicated:

| (in R$ million) | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| *Other operating income* | 43.6 | 19.8 | 120.1% | 123.8 | 61.1 | 102.8% |
| Interest on payment installments [1] | 15.5 | 1.5 | 914.7% | 48.7 | 7.4 | 560.5% |
| Interest charges [2] | 13.2 | 11.6 | 14.2% | 37.5 | 35.7 | 5.2% |
| Fines and default charges [3] | 3.0 | 2.2 | 35.8% | 8.3 | 6.8 | 21.5% |
| Loss recovery | 5.7 | 0.0 | n.a. | 10.4 | 0.3 | n.a. |
| Taxes Credit | 4.0 | 2.6 | 53.3% | 10.1 | 7.1 | 43.4% |
| Others | 2.1 | 1.8 | 15.6% | 8.9 | 4 | 131.9% |
| *Others operating (expenses) income* | (68.8) | (35.1) | 96.2% | (146.3) | (66.2) | 121.2% |
| Provision for doubtful accounts, net | (58.0) | (8.3) | 602.0% | (111.5) | (23.7) | 370.0% |
| Financial Expenses | (6.4) | (8.4) | -23.6% | (21.2) | (12.5) | 70.1% |
| Others | (4.3) | (18.4) | -76.5% | (13.7) | (30.0) | -54.4% |
| *Total operating (expenses) income* | *(25.2)* | *(15.3)* | *65.2%* | *(22.5)* | *(5.1)* | *342.3%* |

(1) Interest income from the 0 + 8x with interest. The value of the interest charges is 5.5% per month.
(2) Rotational interest income. The value of the interest charges is 9.98% per month. (pro rata)
(3) The charge of the rotational is: fine of 2% per month and charge of 1% per month. (pro rata charge for the late payment)

## Financial Result

The net financial result in the 3Q07 was an expense of R$19.0 million, compared to financial income of R$0.9 million in the same quarter last year. The increase of 6.8% in financial expenses was due to (i) higher interest payments from the increase in gross debt, and (ii) greater working capital needs resulting from the increased share of interest-bearing sales payable in eight monthly installments (0+8x) in total sales with the Marisa card. The decline of R$15.4 million in financial revenue was mainly due to the earnings from equity investments in the 3Q06, which did not recur in the 3Q07 (since the corporate restructuring on December 31, 2006, these operations are no longer in our portfolio).

## Income Tax and Social Contribution Tax

Current income tax and social contribution tax in the quarter declined by 42.7% to R$1.0 million, from R$1.7 million in the 3Q06, due to the decline in income subject to taxation under the taxable-income regime.

Deferred income tax and social contribution tax increased 84.6% to R$8.6 million in the 3Q07, mainly explained by higher provisioning for bad debt in the period. Note that any provisioned losses more than 180 days overdue are deductible from the tax base.


marisa

## Net Income (Loss)

The Company posted a loss of R$22.9 million in the 3Q07, increasing by 31.1% against the loss of R$17.4 million reported in the 3Q06, mainly due to the higher provisioning for bad debt and net financial expenses between the two periods. In the 9M07, the Company registered a net income of R$14.5 million, compared to a loss of R$44.6 million reported in the same period last year. The positive result in the nine-month period was due to better management and dilution of expenses compared to 2006.

## Marisa Label Card

Share of Marisa Card sales in total sales and Average Ticket: The Marisa Private-Label Card was responsible for 63.0% of the Company sales in the 3Q07, down from 64.8% in the 3Q06, explained mainly by the policy of more stringent criteria for granting credit adopted by the Company in July 2007. In the 9M07, the Marisa Card accounted for 65.1% of total sales, versus 62.9% in the same period last year.

Marisa Card Average Ticket:

| Period | Average sales in installments ticket including interest | Average sales in installments ticket excluding interest |
|---|---|---|
| 3Q06 | R$132.60 | R$85.40 |
| 3Q07 | R$86.50 | R$125.60 |
| 9M06 | R$126.89 | R$83.70 |
| 9M07 | R$99.93 | R$98.53 |

In May 2007, to increase the share in total sales of interest-bearing sales with payment in eight monthly installments (0+8x), the Company established a minimum amount for sales with payment in five monthly installments with no interest (0+5x). As a result, customers making smaller purchases under the 0+5x plan who could not afford five monthly installments migrated to sales under the interest-bearing 0+8x plan. As a result, increased the number of people whose bought in small values in interest-bearing plans and consequently the average ticket fell compared to the same period of last year, while the average ticket sale of five monthly installments with no interest rose. With this decision, the share of sales under the 0+8x plan in total card sales rose from 13.5% in the 3Q06 to 23.9% in the 3Q07, helping boost revenue from credit card interest.

In the 9M07, the average ticket of Card sales under interest-bearing plans declined in the 9M07 versus the 9M06, driven by the higher share of 0+8x card sales, which rose from 10.1% of total Marisa Card sales in the 9M06 to 21.6% in the 3Q07. The fell of the average ticket is explained by the same factor mentioned before.


marisa

Breakdown of the Marisa Card:

| *(In R$ million)* | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| Fees [1] and Insurance | 14.9 | 9.1 | 63.9% | 43.9 | 26.5 | 65.4% |
| Interest charges | 13.2 | 11.6 | 14.2% | 37.5 | 35.7 | 5.2% |
| Fines and default Charges | 3.0 | 2.2 | 35.8% | 8.3 | 6.8 | 21.5% |
| Interest on installment sales | 15.5 | 1.5 | 914.3% | 48.7 | 7.4 | 560.5% |
| Loss Recovery | 5.7 | 0.0 | n.a. | 10.4 | 0.3 | n.a. |
| **Total Income** | **52.4** | **24.5** | **114.1%** | **148.7** | **76.7** | **86.9%** |
| Funding Cost | (6.4) | (8.4) | -23.6% | (21.2) | (12.5) | 278.8% |
| Marisa' Card Services Cost [2] | (11.4) | (7.8) | 46.6% | (37.4) | (22.2) | 68.3% |
| Provision for bad debt | (58.0) | (9.2) | 529.5% | (111.4) | (24.7) | 335.2% |
| **Total Expenses** | **(75.8)** | **(25.4)** | **198.4%** | **(170.1)** | **(59.4)** | **186.5%** |
| **Total Card** | **(23.4)** | **(0.9)** | **n.a.** | **(21.4)** | **17.3** | **n.a.** |
| *Number of Cards ('000)* | 9,063 | 6,551 | 38.3% | 9,063 | 6,551 | 38.3% |
| *Number of Active Cards ('000)* | 3,993 | 3,353 | 19.1% | 3,993 | 3,353 | 19.1% |

(1) Late payment fees and billing fees.

(2) Includes costs related to Marisa's Card operations such as: mail, IT, personnel of Credi-21 office, energy, water, telephone bills, design services, etc

Fees and Insurance: Revenue from fees and insurances went up 63.9%, from R$9.1 millions in the 3Q06 to R$14.9 million in the 3Q07. This increase is explained by the higher nominal use of the Marisa Card. In the 9M07, this revenue grew 65.4%, from R$26.5 million in the 9M06 to R$43.9 million in the 9M07, due to the reason mentioned above.

Interest on Installment Sales: The revenue from interest on installment sales grew significantly in the period, from R$1.5 million in the 3Q06 to R$15.5 million in the 3Q07, due to the higher nominal use of the card in the respective period and higher share of 0+8x interest-bearing sales in total card sales, which increased from 13.5% in the 3Q06 to 23.9% in the 3Q07. In the 9M07, the interest on installment sales revenue grew R$41.3 million, explained by the reason mentioned above.

Loss Recovery (Card Collections): In June 2007 we significantly increased the number of our workstations involved in collections from 72 to 162. The move has already yielded positive impacts in the quarter, with recovery up approximately R$5.7 million in relation to the same period a year ago. In the 9M07, the Card Collection grew R$10.1 million.

Marisa's Card Service Cost: The Marisa's card services costs grew by 46.6%, from R$7.8 million in 3Q06 to R$11.4 millions in 3Q07, due to higher volume of trades with Marisa's Card in the respective period. In the 9M07, these costs rose 68.3%, to R$37.4 million from R$22.2 million in 9M06, explained by the reasons mentioned above.


marisa

Provision for Bad Debt: In the last quarter of 2006, the Company executed several measures to increase the number of Marisa cardholders. These actions involved a simplified application and credit process for potential new cardholders. During this period, outsourced promoters were used to attract new customers, which led credit facilities to be made available to a significant number of Marisa cardholders with a poorer credit history than that of the average cardholder.

Moreover, there were an insufficient number of workstations involved in collections to respond to the higher number of new customers and a lack of auditors that could ensure quality growth in the cardholder base, resulting in higher default levels in relation to previous periods.

The effects from these higher defaults were concentrated in the third quarter of this year, as a result of the high volume of card sales in the last quarter of 2006 under the campaign "Pay within 100 days in 0+5x with no interest". Under the campaign, the first installment was only paid within 100 days of the purchase date, and any losses were considered only 180 days after the first delinquent payment. As a result, the provisions for bad debt as well as card losses were higher in the 3Q07 compared to the 3Q06. The provision for the bad debt grew from R$9.2 million in the 3Q06 to R$58.0 million in the 3Q07 (23.9% in the sales of the Marisa card). The losses grew from R$10.2 million in the 3Q06 to R$57.2 million in the 3Q07 (23.5% in the sales of the Marisa card).

Please note that a set of measures have been implemented to correct the above problems: elimination of simple applications; the responsibility of managing new card applications now being shared with the stores; the number of collection workstations has increased significantly, from 72 to 162; the use of outsourced promoters to attract cardholders is now only used in the case of store inaugurations, and then under strict supervision of Marisa Card coordinators and in-house auditors; the credit-score criteria was adjusted and auditing procedures were intensified jointly with stores, resulting in a higher-quality cardholder base.

## Indebtedness

Gross debt rose 64.7% to R$670.1 million in the quarter, compared to R$406.8 million in the 3Q06.

Of the total gross debt in the quarter, short-term debt accounted for 70.5% and long-term debt 29.5%.

Short-term debt increased by R$175.8 million in the quarter against the 3Q06, due to the higher working capital needs generated by the higher share of 0+8x interest-bearing sales using the Marisa Card.


Indebtness
(R$ Millions)
59.9
24.9
2.9
125.6
61.6
1.0
518.1
250.1
3.7
670.1
519.7
5.2
2004
2005
2006
9M07
Gross Debt
Net Debt
Net Debt/EBITDA

To finance the remodeling/expansion and inauguration of new stores, the Company increased its long-term debt by R$87.5 million in the quarter in relation to the 3Q06.


marisa

**Capital Expenditure**

| *(In R$ million)* | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| New Stores | 16.2 | 12.3 | 31.7% | 41.6 | 23.8 | 74.8% |
| Expanded / Remodeled Stores | 8.8 | 19.1 | -53.9% | 27.2 | 38.1 | -28.6% |
| Others | 15.6 | 5.6 | 178.6% | 17.7 | 17.8 | -0.6% |
| TOTAL | 40.6 | 37.0 | 9.7% | 86.5 | 79.7 | 8.5% |

Investment totaled R$40.6 million in the quarter, compared to R$37.0 million in the 3Q06. According to the chart, R$16.2 million was spent for new stores opening, R$8.8 million on the expansion and remodeling of stores to adapt them to the Company's new layout, and R$15.6 million on replacing assets and improving technology systems and equipment. In the 9M07, the Company invested R$86.6 million, of which R$41.6 million on new store openings, R$27.2 million on expansion and remodeling of stores, and R$17.7 million on replacing fixed assets and improving technology systems and equipment.

## EBITDA

| *(In R$ thousands)* EBITDA | Consolidated 3Q07 | Combined 3Q06 | Var (%) | Consolidated 9M07 | Combined 9M06 | Var (%) |
|---|---|---|---|---|---|---|
| NET OPERATING REVENUE | 275,909 | 200,253 | 37.8% | 786,693 | 538,829 | 46.0% |
| Net income (loss) for the period | (22,877) | (17,447) | 31.1% | 14,454 | (44,554) | n.a. |
| (-) Income and social contribution taxes - Deferred | (8,563) | (4,639) | 84.6% | (36,395) | (25,408) | 43.2% |
| (+) Income and social contribution taxes - Current | (989) | (1,726) | -42.7% | 4,261 | 8,339 | -48.9% |
| (+) Financial result, net | 19,025 | (943) | n.a. | 41,818 | 41,545 | 0.7% |
| *EBIT* | *(13,404)* | *(24,755)* | *-45.9%* | *24,138* | *(20,078)* | *n.a.* |
| (+) Depreciation and amortization | 10,469 | 4,566 | 129.3% | 27,325 | 14,275 | 91.4% |
| *EBITDA* | *(2,935)* | *(20,189)* | *-85.5%* | *51,463* | *(5,803)* | *n.a.* |
| (+) Minority interest | (11) | 16,161 | n.a. | 522 | 34,955 | -98.5% |
| (+) Non operating result | 659 | 4,245 | -84.5% | 966 | 93 | 938.7% |
| (+) IPO expenses | 1,032 | - | - | 3,306 | - | - |
| (-) Equity in real estate companies | - | (2,673) | - | - | (4,763) | - |
| (+) Depreciation of spun-off property and equipment | - | 509 | - | - | 1,769 | - |
| (-) Revenue from rental of spun-off property | - | (433) | - | - | (1,328) | - |
| *Adjusted EBITDA* | *(1,255)* | *(2,380)* | *-47.3%* | *56,257* | *24,923* | *125.7%* |
| *Adjusted EBITDA Margin* | *-0.5%* | *-1.2%* | *0.7 p.p.* | *7.2%* | *4.6%* | *2.6 p.p.* |

Adjusted EBITDA rose by 47.3%, from negative R$2.4 million in the 3Q06 to negative R$1.3 million in the 3Q07. This improvement was mainly driven by the dilution of selling expenses due to better management of expenses


marisa

as well as the maturation of the new stores. The fact that the missteps in the Marisa Card operations in the 4Q06 mentioned previously impacted the Company's result in the 3Q07 in the amount of approximately R$58.0 million suggests that EBITDA in the quarter would have been much higher were it not for this impact.

In the 9M07, Adjusted EBITDA increased by 125.7%, from R$24.9 million in the 9M06 to R$56.3 million in the 9M07, driven mainly by the dilution of selling, general and administrative expenses due to the better management of expenses as well as the expansion and maturation of new stores, and demonstrating Management's concern and commitment to continuous improvement and value creation for shareholders.

EBITDA in both the 3Q07 and 9M07 were in line with the Company's estimates. Bear in mind that the apparel retail industry is marked by high seasonality, with only one commemorative date in the third quarter, which was Father's Day, and the men's fashion segment is not nearly as important as the women's fashion segment in the context of our Company. Another important sales factor in the third quarter is winter, with stronger sales in the country's South Region, which represents approximately 15% of the Company's total sales. Thus, these impacts on EBITDA in the third quarter due to the above factors should be taken into account.

## Investor Relations Contact

**Paulo Sergio Borsatto**
Chief Financial and Investor Relations Officer

**Renata Isis Kater**
Investor Relations Manager

e-mail:dri@marisa.com.br

*Due to the Public Offering proceedings, the Company is currently in the quiet period and, therefore, shall not issue any comments on future information, projections, estimates or analysis regarding events occurred after the third quarter of 2007 (3Q07). We also inform that the conference call referred to in the invitation is destined solely and exclusively to analysts and investors and no member of the press shall be allowed to take part in it.*


marisa

## Financial Statement

| *(In thousand of R$)* | Consolidated | Combined | | Consolidated | Combined | |
|---|---|---|---|---|---|---|
| **Financial Statement** | 3Q07 | 3Q06 | Var (%) | 3T07 | 3T06 | Var (%) |
| Gross Operating Revenue | 399,834 | 294,532 | 35.8% | 399,834 | 294,532 | 35.8% |
| Sales tax and other deductions | (123,924) | (94,279) | 31.4% | (123,924) | (94,279) | 31.4% |
| *Net Operating Revenue* | 275,910 | 200,253 | 37.8% | 275,910 | 200,253 | 37.8% |
| Cost of resale of products and services | (147,298) | (103,197) | 42.7% | (147,298) | (103,197) | 42.7% |
| *Gross Profit* | 128,611 | 97,057 | 32.5% | 128,611 | 97,057 | 32.5% |
| OPERATING (EXPENSES) INCOME | (141,366) | (104,002) | 35.9% | (141,366) | (104,002) | 35.9% |
| Selling expenses | (92,515) | (73,134) | 26.5% | (92,515) | (73,134) | 26.5% |
| General and administrative expenses | (23,610) | (15,593) | 51.4% | (57,210) | (43,460) | 31.6% |
| Other operating income (expenses) | (25,241) | (15,275) | 65.2% | (22,509) | (5,090) | 342.2% |
| *INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), DEPRECIATION OF SPUN-OFF PROPERTY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL SPUN-OFF PROPERTY* | (12,756) | (6,945) | 83.7% | (12,756) | (6,945) | 83.7% |
| FINANCIAL INCOME (EXPENSES) | (19,025) | 942 | n.a. | (19,025) | 942 | n.a. |
| Financial expenses | (34,147) | (31,977) | 6.8% | (34,147) | (31,977) | 6.8% |
| Financial income | 12,464 | 27,863 | -55.3% | 12,464 | 27,863 | -55.3% |
| Exchange variation net | 2,658 | 5,057 | -47.4% | 2,658 | 5,057 | -47.4% |
| *LOSS FROM OPERATIONS BEFORE DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPETY* | (31,781) | (6,003) | 429.4% | (31,781) | (6,003) | 429.4% |
| NON-OPERATING INCOME (EXPENSES) | (659) | (4,245) | -84.5% | (659) | (4,245) | -84.5% |
| Non-operating incomes | 265 | (182) | n.a. | 265 | (182) | n.a. |
| Non-operating expenses | (924) | (4,063) | -77.3% | (924) | (4,063) | -77.3% |
| *LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPETY* | (32,440) | (10,248) | 216.5% | (32,440) | (10,248) | 216.5% |
| Income and social contribution taxes - Current | 989 | 1,726 | -42.7% | 989 | 1,726 | -42.7% |
| Income and social contribution taxes - Deferred | 8,563 | 4,639 | 84.6% | 8,563 | 4,639 | 84.6% |
| *NET INCOME BEFORE MINORITY INTEREST, DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPETY* | (22,888) | (3,883) | 489.4% | (22,888) | (3,883) | 489.4% |
| *MINORITY INTEREST IN NET INCOME BEFORE DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPETY* | 11 | (16,161) | n.a. | 11 | (16,161) | n.a. |
| Equity in real estate companies | - | 2,673 | n.a. | - | 2,673 | n.a. |
| Expense on depreciation of spun-off property and equipment | - | (509) | n.a. | - | (509) | n.a. |
| Income from rental of spun-off real estate | - | 433 | n.a. | - | 433 | n.a. |
| *NET LOSS AFTER DEPRECIATION OF SPUN-OFF PROPETY AND EQUIPMENT, EQUITY IN REAL ESTATE COMPANIES AND REVENUE FROM RENTAL OF SPUN-OFF PROPETY* | (22,877) | (17,448) | 31.1% | (22,877) | (17,448) | 31.1% |
| *Net income (loss) per share* | (0.17) | (0.13) | | (0.17) | (0.13) | |
| *Number of shares (in thousands)* | 133,903 | 133,903 | | 133,903 | 133,903 | |


marisa

## Balance Sheet

| *(In R$ thousands)* | Consolidated | Combined | |
|---|---|---|---|
| **ASSETS** | **9/30/2007** | **9/30/2006** | **Var (%)** |
| ***CURRENT ASSETS*** | | | |
| Cash and cash equivalents | 150,046 | 120,736 | 24.3% |
| Securities | 298 | 78,617 | -99.6% |
| Trade accounts receivable | 382,474 | 258,809 | 47.8% |
| Inventories | 146,611 | 99,787 | 46.9% |
| Recoverable taxes | 22,809 | 13,741 | 66.0% |
| Dividends receivable | - | - | n.a. |
| Expenses in advance | 25,310 | - | n.a. |
| Other credits | 9,388 | 21,194 | -55.7% |
| Total current assets | **736,936** | **592,883** | **24.3%** |
| ***NONCURRENT ASSETS*** | | | |
| Long term receivable | | | |
| Deferred income and social contribution taxes | 56,399 | 49,194 | 14.6% |
| Intercompany receivables | 1,946 | 16,383 | -88.1% |
| Other receivable | 9,124 | 1,232 | 640.5% |
| Investments | 2 | 2 | -0.3% |
| Property and equipment | 186,084 | 113,751 | 63.6% |
| Intangible assets | 16,873 | 13,407 | 25.9% |
| Deferred charges | 7,591 | 802 | 846.8% |
| Total noncurrent assets | **278,019** | **194,771** | **42.7%** |
| Investment in real estate companies | - | 63,262 | n.a. |
| Property and equipment (spun off) | - | 37,477 | n.a. |
| **TOTAL ASSETS** | **1,014,955** | **888,393** | **14.2%** |


marisa

| LIABILITIES AND SHAREHOLDERS' EQUITY | Consolidated 9/30/2007 | Combined 9/30/2006 | Var (%) |
|---|---|---|---|
| ***CURRENT LIABILITIES*** | | | |
| Trade accounts payable | 129,690 | 121,626 | 6.6% |
| Related Parties | 2,165 | 30,249 | -92.8% |
| Loans and financing | 472,148 | 296,323 | 59.3% |
| Accrued payroll and related charges | 22,250 | 13,348 | 66.7% |
| Taxes payable | 29,337 | 32,072 | -8.5% |
| Dividends payable | 35,362 | - | - |
| Other payables | 9,853 | 5,935 | 66.0% |
| **Total current liabilities** | **700,805** | **499,554** | **40.3%** |
| ***NONCURRENT LIABILITIES*** | | | |
| Long term payable | | | |
| Loans and financing | 197,942 | 110,470 | 79.2% |
| Reserve for contingencies | 81,365 | 77,133 | 5.5% |
| Taxes in installments | 10,131 | 3,481 | 191.1% |
| Other payable taxes | - | - | |
| **Total noncurrent liabilities** | **289,438** | **191,084** | **51.5%** |
| ***MINORITY INTEREST*** | **1,089** | **680** | **60.2%** |
| ***SHAREHOLDERS' EQUITY*** | | | |
| Capital | 44,634 | 244,394 | -81.7% |
| Capital reserves | - | 193 | -100.0% |
| Legal reserve | 1,866 | - | - |
| Retained earnings (accumulated deficit) | (22,877) | (47,512) | -51.9% |
| **Total shareholders' equity** | **23,623** | **197,075** | **-88.0%** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **1,014,955** | **888,393** | **14.2%** |

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **October, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 2 | 0.0% | 0.0% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |


RECEIVED
2008 MAY -1 A 7:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **October, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Controlling Group** | | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 0 | 0.0% | 0.0% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Shares | Common Shares | Schahin Corretora | Buy | 10/22 | 1,000 | 10.07 | 10,070 |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 1,000 | 0.0% | 0.0% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **October, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | | **( ) Executive Board** | | **(X) Controlling Group** | | |
| | | | **Initial Balance** | | | | |
| Securities/ Derivatives | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |
| | | | | | | | |
| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |
| | | | | | | | |
| | | | **Final Balance** | | | | |
| Securities/ Derivative | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 133,903,228 | 75.27% | 75.27% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |



# 3Q07 EARNINGS RELEASE SCHEDULE

**3Q07 Earnings Release**

November 12th, 2007 (after the market close)

**Conference Call (in English)**

Date: November 14th, 2007
Time: 10:00 a.m. (US-ET) / 1:00 p.m. (Brasilia)
Phone: +1 (480) 293-1743
Replay: +1 (303) 590-3030
Code: 3799414

**Conference Call (in Portuguese)**

Date: November 14th, 2007
Time: 8:00 a.m. (US-ET) / 11:00 a.m. (Brasilia)
Phone: +55 (11) 4003-9004
Replay: +55 (11) 4003-9004
Code: Marisa

**Webcast:** www.marisa.com.br/ri

*Participants are requested to connect 15 minutes prior to the time set for the conference calls.*

**Quiet Period**

By virtue of the Initial Public Offering, Marisa will only comment on its results for the third quarter of 2007, and the conference calls will be exclusive for analysts and investors.

**Investor Relations:**

**Phone: +55 (11) 2109-6269**
**E-mail: dri@marisa.com.br**
**Website: www.marisa.com.br/ri**

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in September, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** |

| **Initial Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in September, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | |
|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | **(X) Executive Board** | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** | |
| **Initial Balance** | | | | | |
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | | |
| | | | Same Type/ Class | Total | |
| Shares | Common Shares | 860,000 | 1.93% | 1.93% | |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% | |
| | | | | | |

| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| Shares | Common Shares | | | | | | |
| | | | | | | | |

| **Final Balance** | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 860,000 | 1.93% | 1.93% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in August, 2007 no security and derivative operations were performed.

| Company Name: Marisa S.A. | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** |

| Initial Balance | | | | |
|---|---|---|---|---|
| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

| Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume) | | | | | | | |
|---|---|---|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| | | | | | | | |

| Final Balance | | | | |
|---|---|---|---|---|
| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.



**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in August, 2007 no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | | **(X) Executive Board** | | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** | |
| **Initial Balance** | | | | | | | |
| Securities/ Derivatives | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 860,000 | 1.93% | 1.93% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |
| | | | | | | | |
| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| Shares | Common Shares | | | | | | |
| | | | | | | | |
| **Final Balance** | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 860,000 | 1.93% | 1.93% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in July no security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| **There was no transactions in the referred period** | | | | | | | |
| | | | | | | | |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.79% | 5.79% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **July, 2007** no security and derivative operations were performed.

<table>
<tr><td colspan="8">Company Name: Marisa S.A.</td></tr>
<tr><td>Company and Related Persons</td><td colspan="2">( ) Board of Directors</td><td colspan="2">(X) Executive Board</td><td colspan="2">( ) Fiscal Council</td><td>( ) Technical and Consulting Committees</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivatives</td><td colspan="4" rowspan="2">Characteristics of Securities</td><td rowspan="2">Quantity</td><td colspan="2">% of stake</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common Shares</td><td>860,000</td><td>1.93%</td><td>1.93%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>0</td><td>0.0%</td><td>0.0%</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td></td><td></td></tr>
<tr><td colspan="8">Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities/ Derivative</td><td>Characteristics of Securities</td><td>Brokerage House</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$)</td></tr>
<tr><td colspan="8">There was no transactions in the referred period</td></tr>
<tr><td colspan="8"></td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities/ Derivative</td><td colspan="4" rowspan="2">Characteristics of Securities</td><td rowspan="2">Quantity</td><td colspan="2">% of stake</td></tr>
<tr><td>Same Type/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common Shares</td><td>860,000</td><td>1.93%</td><td>1.93%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>0</td><td>0.0%</td><td>0.0%</td></tr>
</table>

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**PLAN FOR THE GRANTING OF CALL OPTION OR SUBSCRIPTION OF SHARES OF MARISA S.A.**



## CHAPTER I
## OBJECTIVES

**Article 1.** The objectives of this Plan for the Granting of Call Option or Subscription of Shares ("Plan") of Marisa S.A. ("Company") are:

a) Stimulate the Company's expansion and the achievement of the established corporate goals, allowing for the Management, employees in managerial positions, and service providers of the Company or its subsidiaries which are relevant for the Company's development, to acquire the Company's shares pursuant to the terms and conditions set forth in this Plan, promoting the alignment of the interests of these managers, employees and service providers with the interests of the Company's shareholders; and

b) Allow for the Company and its subsidiaries to attract, retain and maintain the services of highly-qualified administrators, managers, and service providers, offering them as an additional advantage the opportunity to (i) become shareholders of the Company in the terms and conditions set forth in this Plan; (ii) ensure them the right to benefit from the valuation of the Company's shares; and (iii) gain equity advantage resulting from the Company's performance.

**Article 2.** This Plan sets forth the general conditions for the Company, through its Board of Directors, to grant call options or subscription of common shares issued by the Company to administrators, managers and highly-qualified service providers of the Company or its subsidiaries, in the manner set forth herein.

## CHAPTER II
## PLAN'S MANAGEMENT

**Article 3.** The Plan's management shall be incumbent upon the Company's Board of Directors, which might implement it on a yearly basis or in diverse periods.

**Paragraph One.** The Board of Directors shall assign its roles to a committee created especially for this purpose ("Committee"), observing the restrictions set forth by laws.

**Paragraph Two.** Should a Committee be created, it would consist of at least 3 (three) members, of which one would necessarily be the Chairman of the Company's Board of Directors, and the remainder would be shareholders elected by the Board of Directors. The members of this Committee will not be eligible as beneficiaries of the Plan.

**Article 4.** The Board of Directors will have absolute autonomy to manage the Plan, and will be invested with the necessary powers, among others, to:

a) Take all and any measures relating to the management of the Plan, the detailing and application of the general rules set forth herein;

b) Issue new common shares of the Company so as to comply with this Plan, observing the limits of authorized capital stock set forth by the Company's Bylaws, as well as the limits of this Plan, in addition to applicable legal dispositions;

c) Authorize the disposal of the Company's treasury shares, for the purpose of this Plan, provided that it is done so with the prior authorization of the Brazilian Securities and Exchange Commission – CVM;

d) Decide about the dates when the call options will be granted, as well as the opportunity for the granting of said options with regard to the Company's interests;

e) Select, among the people eligible to participate in this Plan, those who will effectively participate in the Plan ("Beneficiaries" and, individually, the "Beneficiary");

f) Determine the goals relating to the Beneficiaries' performance, responsibilities or rights, so as to set forth the criteria to select them;

g) Approve the Agreements for the Granting of Call Option or Subscription of Shares ("Option Agreements" or, individually, "Option Agreement"), to be executed between the Company and each of the Beneficiaries, and which shall indicate, among others, (i) the amount of common shares of the granted option; (ii) the conditions for the

acquisition of the right to exercise the option; (iii) deadline for the exercise of the call option; (iv) the exercise price and payment conditions, pursuant to Article 26; (v) occasional restrictions to the trading of the shares acquired by the Beneficiaries by means of the exercise of the option;

h) Make amendments to the Option Agreements to extend, case by case or in general, the deadline for the exercise of the options granted;

i) Analyze exceptional cases and make decisions about them;

j) Determine the dates when the options can be exercised; and

k) Unilaterally make amendments to the terms and conditions of the granted options with the exclusive purpose of adapting them to occasional requirements which arise from amendments to the applicable corporation law, provided that these amendments do not harm the Beneficiaries' rights.

**Sole Paragraph.** It shall be incumbent upon the Company's Board of Directors to solve doubts about the interpretation of the general rules set forth in this Plan, and should there be any conflict between the provisions of this Plan and those of the Option Agreement, the provisions of this Plan shall prevail.

**Article 5.** In the exercise of its assignments, the Board of Directors shall be subject to the limits imposed by law, by the Company's Bylaws, and by this Plan.

**Article 6.** The Option Agreements will be individually prepared for each Beneficiary, and the Board of Directors shall set forth different terms and conditions for each Option Agreement, without the need of applying any isonomy or analogy rule among the Beneficiaries, even if they find themselves in similar or identical situations.

**Article 7.** Observing the provision in Article 5, the decisions of the Board of Directors or of the Committee, as applicable, shall have a binding character for the Company and the Beneficiaries, of which no remedy shall apply, provided that these decisions do not conflict with the provisions of this Plan or of the applicable law.

## CHAPTER III
## THE GRANTING

**Article 8.** The Company will grant call option or subscription of common shares on the dates set forth by the Board of Directors, by means of the execution of an Option Agreement with each of the Beneficiaries, in which the conditions relating to the exercise of the option will be indicated.

**Article 9.** The Board of Directors or the Committee (as the case may be) shall impose terms and/or conditions precedent to the exercise of the option or, alternatively, authorize the immediate exercise of the options and impose restrictions to the transfer of the shares resulting from the exercise of the option, reserving for the Company call options of the same shares up to the end of the term and/or until the established conditions are fulfilled.

**Article 10.** The execution of the Option Agreement will imply the acceptance, by the Beneficiary, of all conditions of this Plan, and a copy of this Agreement shall be available at the Company's headquarters.

**CHAPTER IV**
**BENEFICIARIES**

**Article 11.** Highly-qualified administrators, managers, and service providers of the Company or of its subsidiaries are eligible to participate in this Plan.

**Article 12.** Call options or subscription of common shares granted based on this Plan, as well as their exercise by the Beneficiaries, have no relation or bond with their remuneration or occasional participation in the Company's profit-sharing plan.

**Article 13.** The Board of Directors will select, at its exclusive discretion, among the people defined as eligible in Article 11 above, those who will participate in the Plan and will be entitled to the granting of options.

**Article 14.** No provision of the Plan will grant rights to the Beneficiaries relating to their permanence as administrator, employee or service provider of the Company or its subsidiaries, or will interfere by any means with the right of the Company or its subsidiaries, which shall – according to legal conditions and those set forth in labor or service agreement, as the case may be – terminate at any given time the job or service agreement with the Beneficiary.

**Article 15.** No provision of the Plan will grant to any Beneficiary rights relating to his/her permanence up to the end of his/her term of office as an administrator, or interfere by any

means with the Company's right to dismiss him/her, nor will it grant him/her the right to be reelected for the position.

## CHAPTER V
## SHARES OF THIS PLAN

**Article 16.** The global initial amount of shares purpose of this Plan will be of up to 2,678,064 (two million, six hundred seventy-eight thousand, sixty-four) common shares issued by the Company.

**Article 17.** Without limiting the foregoing, the total number of common shares purpose of the granted options shall not exceed 2% (two percent) of the total shares issued by the Company, at any given time for the duration of this Plan.

**Article 18.** The limits of the common shares purpose of the Plan set forth above shall only be amended by a resolution of a General Meeting of the Company.

**Article 19.** The call options or subscription granted, pursuant to this Plan, shall be exercised, respectively, on treasury shares, provided that it is done so with the prior consent of the Brazilian Securities and Exchange Commission – CVM, or on new common shares issued by the Company.

**Article 20.** The shareholders will not have the preemptive right upon the granting or the subscription of shares at the time of the exercise of the granted options, under paragraph 3 of article 171 of Law 6.404/76, as of December 15, 1976.

**Article 21.** The common shares acquired by means of the exercise of the granted call option, pursuant to this Plan, shall have all rights and advantages inherent to the other common shares issued by the Company.

**Article 22.** Observing the limits set forth in articles 16 and 17, the Board of Directors shall set forth, at its exclusive discretion and pursuant to article 6, the number of shares purpose of the option granted to each Beneficiary.

## CHAPTER VI
## DISPOSAL AND TRANSFER OF CALL OPTIONS OR SUBSCRIPTION OF SHARES BY THE BENEFICIARIES

**Article 23.** The call options or subscription of shares granted pursuant to this Plan shall not be disposed of, encumbered, or transferred, both direct and indirectly, by the Beneficiaries, except and exclusively – observed the paragraphs below – in the cases when: (i) the disposal or transfer is done to any corporation controlled by the Beneficiary (as provided by Paragraph One below), which shall be indicated in a written notice to the Company; or (ii) the Board of Directors expressly authorizes it, against a written petition from the Beneficiary to the Company.

**Paragraph One** – For the purpose of the provision in item (i) of the lead paragraph of this article, control means the full ownership – with no restriction in terms of the respective economic and political rights – of at least 70% (seventy percent) of the voting capital of said corporation.

**Paragraph Two** – The transfer mentioned in item (ii) of the lead paragraph of this article is prohibited if individuals or corporations which are competitors of the Company have a direct or indirect corporate interest in said corporation. For the purpose of this article, competitors of the Company are any entrepreneurship, society or activity which aims at the same market with identical or similar services and/or products, or which, by any means, both direct and indirectly, may harm the Company's relations with its customers and/or suppliers.

## CHAPTER VII
## EXERCISE OF THE CALL OPTION

**Article 24.** The Beneficiaries shall exercise their option to acquire all or part of the shares purpose of the option granted to them, during the period set forth in the respective Option Agreement, observing the provisions of article 43 of this Plan.

**Sole Paragraph.** The portion of the option which is not exercised in the agreed terms and conditions will automatically be terminated, with no right to indemnification.

**Article 25.** In order to exercise the call option, the Beneficiary shall send a written notice to the Company, indicating the amount of common shares purpose of the option, always respecting the conditions set forth in the Option Agreement.

**Article 26.** The Board of Directors will then calculate the price for the issuance and/or purchase of shares, pursuant to the Option Agreement, as the case may be, and will take all necessary measures to allow for the subscription and/or acquisition of the shares purpose of the exercise.

## CHAPTER VIII
## PRICE OF THE EXERCISE OF THE OPTIONS

**Article 27.** The price of the exercise of the options shall be equivalent to the average market value of the Company's common shares in the last 5 (five) sessions at the São Paulo Stock Exchange ("Bovespa") prior to the date of the execution of the Option Agreement, and the Board of Directors may, at its exclusive discretion, apply a discount on this price, as established in each specific case, observing the fact that this discount shall not be superior to 20% (twenty percent) of the average market price of the common shares of the Company, calculated according to the procedure described above.

**Sole Paragraph.** In spite of the provision of this Article 27, the price of the exercise of the call options or subscription purpose of the first granting pursuant to this Plan shall be equivalent to the issuance price of the Company's shares on the date of the beginning of the trading of the shares in the Novo Mercado segment of the Bovespa, and the Board of Directors may, at its exclusive discretion, apply a discount of up to 10% (ten percent) on this price.

**Article 28.** The exercise price included in the Option Agreement will be monetarily restated at the Broad Consumer Price Index ("IPCA") of the period between the date of the Option Agreement and the effective date of the subscription.

## CHAPTER IX
## PAYMENT CONDITIONS

**Article 29.** The exercise price will be paid by the Beneficiaries in the manner and terms set forth by the Board of Directors or the Committee (as the case may be).

**Sole Paragraph.** Without limiting the provision of Article 23, while the exercise price is not paid integrally, the shares acquired with the exercise of the option pursuant to the

Plan shall not be sold to third parties, except against prior authorization of the Board of Directors, in which case the product of the sale will be primarily allocated to the settlement of the Beneficiary's debt with the Company.

## CHAPTER X
## TERMINATION OF THE OPTION

**Article 31.** The Call Option of common shares granted by means of an Option Agreement executed based on this Plan will be legally terminated:

(a) By the full exercise of the option by the Beneficiary;

(b) By the end of the term set forth in the Option Agreement for the exercise;

(c) By the resignation of the Beneficiary or termination of his/her relationship with the Company, pursuant to this Plan;

(d) The termination of the Option Agreement, in the cases set forth in it; and

(e) In the cases described in Articles 32 to 36, and 42 of this Plan;

## CHAPTER XI
## DISMISSAL OF THE BENEFICIARY

**Article 32.** The Beneficiary's resignation, at his/her own discretion, automatically implies in the waiver and loss by the Beneficiary of all rights granted to him/her by this Plan and by the Option Agreement(s) he/she has executed, with regard to the options not yet exercisable by the Beneficiary, and those which are exercisable and not yet exercised by the Beneficiary up to the date of his/her resignation.

**Article 33.** The dismissal of the Beneficiary by the Company with a cause automatically implies in the loss by the Beneficiary of all rights granted to him/her by this Plan and by the Option Agreement(s) he/she has executed, with regard to the exercisable and non- exercisable options.

**Article 34.** The dismissal of the Beneficiary by the company without a cause implies in the maintenance of the Beneficiary's right to exercise the options exercisable within a non-extendable

period of 30 (thirty) days as of the date of his/her dismissal. The options which are not yet exercisable will automatically and legally be terminated.

**Article 35.** The Beneficiary who is dismissed of his/her position as administrator of the Company, due to an act, fact or omission which contravenes, at the Company's Board of Directors' discretion, any legal disposition, especially, but not restricted to, articles 153 to 157 of Law 6.404/76, as of December 15, 1976, will lose all the rights relating to this Plan and to any Option Agreement, including exercisable and non-exercisable options.

**Article 36.** For the purpose of this Plan, resignation means any act or fact which brings to an end the relationship or legal relationship of the Beneficiary with the Company, which qualified him/her as such for his/her eligibility as Beneficiary of this Plan, including, but not restricted to, the cases of dismissal, substitution, resignation, or end of term of office as administrator without reelection, termination of contract of employment or of service providing.

## CHAPTER XII
## DECEASE, PERMANENT DISABILITY, DISABILITY, AND RETIREMENT

**Article 37.** In the event of the decease of the Beneficiary, all options not yet exercisable will become exercisable beforehand, and the options will be extended to the Beneficiary's heirs, successors, or legatees.

> **Sole Paragraph.** As of the date of the decease of the Beneficiary, the heirs, successors or legatees of the Beneficiary will have 6 (six) months to exercise the options which had already been granted to the Beneficiary before his/her decease, including those which are already exercisable at the time of his/her decease and which have not been exercised up to the date of the decease.

**Article 38.** In case the Beneficiary becomes permanently disabled, disabled, or even if he/she retires, the exercisable options will remain valid and effective, and shall be exercised under the same terms and conditions of the Options Agreement. The Board of Directors will decide whether the grace periods set forth in the Option Agreement(s) will be advanced or not with regard to the options not yet exercisable by the respective Beneficiary.

**Article 39.** In the cases described in articles 37 and 38, the shares acquired due to the exercise of the option may be sold by the Beneficiary or his/her heirs, successors or legatees, and the

terms and conditions occasionally imposed in accordance with the provision of Article 9 above will be deemed as met by the Company. The price to be paid by these shares will be that defined in Chapter VIII above.

## CHAPTER XIII
## BENEFICIARIES' RIGHTS AND OBLIGATIONS

**Article 40.** No Beneficiary will have any of the Company's shareholders' rights and privileges until the options are effectively exercised, except for the provision of Article 41 below. No share will be delivered to the holder as a result of the exercise of the option unless all legal and regulatory requirements have been integrally met.

## CHAPTER XIV
## ADJUSTMENTS

**Article 41.** Should the number, species and/or class of the shares existing on the date of the approval of this Plan by the Company's General Meeting be altered as a result of dividends in Shares, or any form of recapitalization or stock split, bonus, reverse stock split, or conversion of shares of one class or species into another, or even the conversion of other securities into shares, it shall then be incumbent upon the Board of Directors to state in written form, to each Beneficiary, the adjustment corresponding to the number, species, and class of shares purpose of each option in force and its respective price of acquisition/subscription, it being understood that the total price of subscription of the options not yet exercised shall not be altered.

**Sole Paragraph.** The value of the dividends and interest on own capital paid by the Company as of the date of the granting and up to the date of the exercise of the option will be deducted from the price of the exercise of the Options.

**Article 42.** Should the legal provisions affecting common shares be amended, the Board of Directors shall examine these provisions and make, as the case may be, the necessary amendments to this Plan, warning the Beneficiary of exercisable and non-exercisable options of the respective amendments and their repercussions.

## CHAPTER XV
## EFFECTIVE DATE AND TERMINATION OF THE PLAN

**Article 43.** This Plan will be effective as of this date and shall be terminated, at any time, by a General Meeting decision.

**Sole Paragraph.** The end of the term of effectiveness will not affect the effectiveness of the options still in force granted based on it.

**Article 44.** In the case of winding-up or liquidation of the Company, the Beneficiaries shall exercise the exercisable options, in the period between the date of the call notice of the Shareholders General Meeting the purpose of which is to resolve on the winding-up or liquidation of the Company up to the date the Meeting is held. Otherwise, the exercisable and non-exercisable options will be terminated, as well as this Plan and the respective Option Agreements.

**Article 45.** In the case of (i) merger, spin-off or reorganization of the Company, in which the Company is not the remaining company, or (ii) sale of all or most of the assets of the Company, this granting of call options will remain in force, pursuant to this Plan, and the Board of Directors and the companies involved in these operations shall, at their own discretion, resolve on occasional amendments to the Plan and the effective Option Agreements, necessary to the protection of the legitimate interests of the Beneficiaries, such as (i) replacement of the shares purpose of this call option for shares of the corporation succeeding the Company; (ii) advancement of the acquisition of the right to the exercise of the call option, so as to ensure the inclusion of the corresponding shares in the operation in question; and/or (iii) the payment in cash of the amount which the Beneficiary would be entitled to pursuant to this Plan, especially the amount relating to the difference between the price the Beneficiary would pay for these shares and the value attributed to the share in the operations mentioned in this Article.

## CHAPTER XVI
## GENERAL PROVISIONS

**Article 46.** Any significant legal amendment concerning the regulation of joint-stock companies and/or the fiscal effects of a call option plan shall lead to the integral revision of the Plan.

**Article 47.** No revision of or amendment to the Plan, or any Program or subscription agreement shall adversely affect or harm any rights of the option holder, without his/her written consent, including, but not limited to, his/her rights as a shareholder, after the duly exercise of the option.

**Article 48.** All options granted according to this Plan are subject to all terms and conditions set forth herein, terms and conditions which will be applicable, as the case may be, to any program or contract or agreement mentioned in this document.

**Article 49.** The practice of acts in disagreement with the provision of Article 23 paragraph two of this Plan constitutes gross negligence by the Beneficiary.

**CONSOLIDATED FORM**

**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **June, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | |
|---|---|---|---|---|
| **Company and Related Persons** | **(X) Board of Directors** | **( ) Executive Board** | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** |

**Initial Balance**

| Securities/ Derivatives | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 11,232,779 | 25.17% | 25.17% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |
| | | | | |

**Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)**

| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
|---|---|---|---|---|---|---|---|
| Shares | Common Shares | | Payment of Capital of Flin Participações Ltda. through share transfer | 06/29/2007 | 8,652,777 | 1.00 | 8,652,777.00 |

**Final Balance**

| Securities/ Derivative | Characteristics of Securities | Quantity | % of stake | |
|---|---|---|---|---|
| | | | Same Type/ Class | Total |
| Shares | Common Shares | 2,580,002 | 5.78% | 5.78% |
| Shares | Preferred Shares | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**CONSOLIDATED FORM**
**Management and Related Persons' Negotiations – Art. 11 – CVM Instruction nº 358/2002**

In compliance with the provision set forth in article 11, main clause and 2nd paragraph of CVM Instruction nº 358/2002 we hereby inform that in **June, 2007** the following security and derivative operations were performed.

| **Company Name: Marisa S.A.** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Company and Related Persons** | **( ) Board of Directors** | | **(X) Executive Board** | | **( ) Fiscal Council** | **( ) Technical and Consulting Committees** | |
| **Initial Balance** | | | | | | | |
| Securities/ Derivatives | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 3,744,259 | 8.39% | 8.39% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |
| | | | | | | | |
| **Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)** | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | Brokerage House | Operation | Day | Quantity | Price | Volume (R$) |
| Shares | Common Shares | | Payment of Capital of Filn Participações Ltda. through share transfer | 06/29/2007 | 2,884,259 | 1.00 | 2,884,259.00 |
| | | | | | | | |
| **Final Balance** | | | | | | | |
| Securities/ Derivative | Characteristics of Securities | | | | Quantity | % of stake | |
| | | | | | | Same Type/ Class | Total |
| Shares | Common Shares | | | | 860,000 | 1.93% | 1.93% |
| Shares | Preferred Shares | | | | 0 | 0.0% | 0.0% |

Note: The total shares informed refer to the sum of the members' shares from the respective committee with shares owned by their partners in marriage or dependents.

**DISCLOSURE POLICY OF MATERIAL ACT OR FACT OF MARISA S.A.**

The present Disclosure Policy of material information has as general principle to establish the duty of Marisa S.A. (the "Company") to disclose, adequately, the material information about its businesses, establishing the obligations and mechanisms of disclosure of this material information to the market.

**I – Definitions**

1. The present instrument shall be interpreted considering the following definitions:

   1.1 Stock Exchanges: the São Paulo Stock Exchange – BOVESPA, as well as any other stock exchanges or organized over-the-counter markets in which the Company has securities admitted for trading.

   1.2 Company: Marisa S.A.

   1.3 CVM: the Brazilian Securities and Exchange Commission.

   1.4 Investor Relations Officer: the Company's Officer elected to exercise the attributions provided for in the rules and regulations of the CVM, including the execution, the follow-up and the inspection of the compliance with the Disclosure Policy.

   1.5 Material Information: that defined as material information pursuant to Rule 358, including any decision of a controlling shareholder, resolution of the General Meeting or of the Company's management bodies or any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the Company's businesses, which may influence considerably: (i) the quotation of the Company's securities ("Securities"); (ii) the decision of investors to purchase, sell or maintain Securities; or (iii) the determination of investors to exercise any rights inherent to the condition of holders of Securities. Examples of situations that may be a Material Information can be found in article 2 of Rule 358.

   1.6 Rule 358: the Rule of the Securities and Exchange Commission no. 358, as of January 3, 2002, as amended by CVM Rule no. 369, as of June 11, 2002, and further amendments.

   1.7 Related Persons: those indicated in article 13 of Rule 358, including the Company, its direct and indirect controlling shareholders, members of the board of directors, of the fiscal council and of any other bodies with technical or advisory functions created by bylaws provision, managers and employees, subsidiaries and/or companies under common control and respective controlling shareholders, members of the management and of bodies with technical or advisory functions,

service providers and other professionals who have expressly complied with the Disclosure Policy and are obligated to the compliance with the rules described therein, or , also, any person who, pursuant to Rule 358, even not complying with the Disclosure Policy, is aware of the Information related to the material act or fact, by virtue of his/her position or function in the Company, its controlling shareholders, its subsidiaries or associated companies.

1.8 Disclosure Policy: this Disclosure Policy of Material Information and Confidentiality.

1.9 Declaration of Compliance: declaration of compliance with the present Manual, to be executed pursuant to the model in Exhibit I herein, pursuant to articles 15, paragraph 1, subsection I and 16, paragraph 1 of CVM Rule no. 358/02.

1.10 Securities: any shares, debentures, real estate receivable certificates, subscription bonus, subscription receipts and rights, promissory notes, call or put options or derivatives of any type, or, also, any other securities or collective investment agreements issued by the Company or related to them that, by legal determination, are considered a "security", existing on the date of approval of the Disclosure Policy or subsequently created.

2. The Related Persons shall observe, comply with and inspect the compliance with all the provisions of this Disclosure Policy.

3. The Company will maintain in its headquarters the list of Related Persons and their respective qualifications, indicating the position or function, address and the Individual Taxpayer's Register (CPF) or the Corporate Taxpayer's ID (CNPJ), always updating it whenever an alteration takes place.

**II – Purpose**

4. The purpose of the present Disclosure Policy is to establish the rules that shall be complied with by the Investor Relations Officer and other Related Persons concerning the disclosure of Material Information and the confidentiality about the Material Information not disclosed to the public yet. The Company's Disclosure Policy was prepared pursuant to Rule 358, but it does not replace it. The Related Persons should comply with all rules provided for in Rule 358, as well as its possible further amendments.

5. Any doubts about the provisions of the present Disclosure Policy, of the applicable regulation issued by the CVM and/or about the need to disclose or not certain information to the public shall be clarified with the Investor Relations Officer.

## III – Duties and Responsibilities

The Company's Investor Relations Officer has the followings responsibilities:

(i) To disclose and communicate in writing to the CVM and to the Stock Exchanges, immediately after the knowledge, any material act or fact occurred or related to the Company's businesses that is considered Material Information; and

(ii) To supervise the wide and immediate dissemination of the Material Information simultaneously in the CVM and on the stock exchanges and in all markets where the Company has Securities admitted for trading, as well as to investors in general.

7. The communication of Material Information to the CVM and, if the case may be, to the Stock Exchanges, must be made immediately by means of a written document, describing in details, clearly and accurately and in language accessible to investors, the act and/or facts occurred, indicating, whenever possible, the values involved and other clarifications.

8. The Material Information must be disclosed to the public by means of an announcement published in the widely circulated newspapers usually used by the Company. The announcement must contain the summarized description of the Material Information, as long as indicating the address on the Internet where the complete description of the Material Information is available, in content at least equal to the text sent to the CVM, to the Stock Exchanges and other entities, as applicable.

9. Whenever a Material Information is disclosed by any means of communication, including information to the press or at meetings of class entities, investors, analysts or with a selected public, in Brazil or abroad, the Material Information shall be mandatorily disclosed simultaneously to the CVM and, if the case may be, to the Stock Exchanges and to investors in general.

10. Any Related Person who is aware of acts or facts that may represent a Material Information shall communicate them immediately, in writing, to the Investor Relations Officer.

11. The Related Persons who are aware of a Material Information shall communicate, in writing, the Material Information directly to the CVM, whenever they have communicated to the Investor Relations Officer, pursuant to item 10 above, as long as, the assumption of chapter IV below is not characterized, they found and be sure of the omission in the disclosure of the respective Material Information by the Investor Relations Officer.

12. The Material Information shall, preferentially, be disclosed before the beginning or after the closing of the businesses on the Stock Exchanges. It will be made in accordance with the working hours of these respective entities. Should the Stock

Exchanges not be operating simultaneously, the disclosure shall be made in accordance with the working hours of the Stock Exchanges located in Brazil.

**IV – Exception to the Immediate Disclosure of Material Information**

13. The acts or facts that are Material Information may, exceptionally, not be disclosed if its controlling shareholders of managers understand that their revelation will pose a risk to the Company's legitimate interest.

14. The Company may submit to the appreciation of the CVM its decision to, exceptionally, maintain secretly a Material Information whose disclosure may pose a risk to the Company's legitimate interest.

15. In the event the Material Information not disclosed to the public pursuant to the previous item escape from the control, being known by persons different from those who have originally knowledge or those who decided to maintain secret the Material Information and/or the public in general and/or in the event it is verified that an atypical fluctuation occurred in the quotation, price or amount traded of Securities, the controlling shareholder or mangers are obligated to, directly or by means of the Investor Relations Officer, provide for the Material Information to be immediately disclosed to the CVM, Stock Exchanges and the general public.

**V – Duty to Maintain the Confidentiality About the Material Information**

16. The Related Persons should maintain the absolute confidentiality about the Material Information which has not been disclosed yet, pursuant to this Disclosure Policy and to Rule 358, which they have access to due to the position they hold, until the Material Information is disclosed to the public, as well as supervise so that subordinates and third parties of their trust also do it.

17. The Related Persons must not discuss Material Information in public places. Accordingly, the Related Persons shall only be deal with issues related to the Material Information with those that have the need to know this information, i.e., those who are involved by reasons that motivate the placement of securities in the market, as well as the organization for the due provision of information to the public, always aiming at the faithful compliance with the provisions of Rule 358 and of this Disclosure Policy.

18. Any violations of this Disclosure Policy verified by the Related Persons shall be communicated to the Company in the persons of the Investor Relations Officer, pursuant to Rule 358, in compliance with the provisions of item 11 of this Disclosure Policy.

## VI – Amendment

19. Any amendment to this Disclosure Policy shall be mandatorily communicated to the CVM and to the Stock Exchanges.

## VII – Effectiveness

20. The present Disclosure Policy will be effective on the concession date of the publicly-held company registration of the Company and will remain effective for an indeterminate term, until there is a contrary resolution by the Board of Directors.

END